Exhibit 99.1

PROXY STATEMENT OF SILICON MOTION TECHNOLOGY CORPORATION	PROSPECTUS OF MAXLINEAR, INC.

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

The boards of directors of MaxLinear, Inc. (“Parent”) and Silicon Motion Technology Corporation (“Silicon Motion” or the “Company”) have each unanimously approved a transaction that will result in the merger of Shark Merger Sub (“Merger Sub”) with and into the Company with the Company continuing as the surviving company (the “Surviving Company”) as a wholly-owned subsidiary of Parent (the “Merger”).

Parent is offering to acquire all of the issued and outstanding ordinary shares, par value $0.01 per share, of the Company (“Company Shares”), including Company Shares represented by American Depositary Shares (“ADSs”), each representing four Company Shares. In this proxy statement/prospectus, the Company refers to holders of Company Shares as holders of Company Shares or Company shareholders, the Company refers to holders of ADSs as holders of ADSs or ADS holders and the Company refers to Company shareholders and holders of ADSs together as Company securityholders.

Pursuant to the terms of the Merger Agreement, dated May 5, 2022, by and among Parent, Merger Sub and the Company (the “Merger Agreement”), and subject to the terms and conditions set forth therein, at the effective time of the Merger (the “Effective Time”):

(i)

each Company Share issued and outstanding immediately prior to the Effective Time (other than (x)(A) Company Shares held by Parent, the Company, or any of their subsidiaries and (B) Company Shares held by The Bank of New York Mellon, in its capacity as ADS depositary (the “ADS Depositary”), and reserved for issuance and allocation pursuant to the Company’s 2015 Incentive Plan ((A) and (B), collectively, the “Excluded Shares”), (y) Company Shares owned by Company shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with section 238 of the Companies Act (2022 Revision) of the Cayman Islands (the “CICA”) and (z) Company Shares represented by ADSs), will be cancelled in exchange for the right to receive the following consideration (collectively, the “Per Share Merger Consideration”):

(A)	$23.385 in cash, without interest and less any applicable withholding tax, plus

(B)

0.097 validly issued, fully paid and nonassessable shares of common stock of Parent (“Parent Common Stock”), par value $0.0001 per share (“Parent Shares”), with cash in lieu of any fractional Parent Shares;

(ii)

each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing any Excluded Shares), together with the underlying Company Shares represented by such ADSs, will be cancelled in exchange for the right to receive the following consideration (collectively, the “Per ADS Merger Consideration” and, together with the Per Share Merger Consideration, the “Merger Consideration”):

(A)	$93.54 in cash, without interest and less any applicable withholding tax, plus

(B)	0.388 Parent Shares, with cash in lieu of any fractional Parent Shares; and

(iii)

each ordinary share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company.

No fractional Parent Share will be issued pursuant to the Merger and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each Company securityholder who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all Company Shares evidenced by the relevant share certificates, uncertificated shares, ADSs or other acceptable evidence delivered by such Company securityholder to the exchange agent for the Merger) will receive in lieu thereof a cash payment (without interest) in an amount equal to such fractional part of a Parent Share multiplied by the volume weighted average price of a Parent Share for a 10 trading day period, starting with the opening of trading on the 11th trading date prior to the Closing (as defined below) to the closing of trading on the second to last trading date prior to the Closing, as reported by Bloomberg.

Based on the number of Company Shares including those represented by ADSs outstanding as of July 8, 2022 (the most recent practicable trading day prior to the date of this proxy statement/prospectus), Parent expects to issue approximately 12,825,577 Parent Shares to Company securityholders pursuant to the Merger. The actual number of Parent Shares to be issued pursuant to the Merger will be determined at completion of the Merger based on the exchange ratios applicable to Company Shares and ADSs and the number of Company Shares, including those represented by ADSs, outstanding at such time. Based on the number of Company Shares, including those represented by ADSs, outstanding as of July 8, 2022 (the most recent practicable trading day prior to the date of this proxy statement/prospectus), and the number of Parent Shares outstanding as of July 8, 2022 (the most recent practicable trading day prior to the date of this proxy statement/prospectus), it is expected that, immediately after completion of the Merger, former Company securityholders will own approximately 14.1% of the outstanding Parent Shares (on an as converted basis).

Parent Common Stock trades on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “MXL.” The closing price of Parent Common Stock was $53.61 per share on May 4, 2022, the last trading day before public announcement of the Merger. The closing price of Parent Common Stock was $35.13 per share on July 8, 2022, the last trading day before the date of this proxy statement/prospectus. The ADSs trade on Nasdaq under the symbol “SIMO.” The closing price of the ADSs was $81.20 per ADS on May 4, 2022, the last trading day before public announcement of the Merger. The closing price of the ADSs was $82.45 per ADS on July 8, 2022, the last trading day before the date of this proxy statement/prospectus.

The Company cannot complete the Merger unless the Company shareholders approve the Merger Agreement and the transactions contemplated thereby (including the Merger) at the extraordinary general meeting of Company shareholders (the “extraordinary general meeting”). The Company is asking the Company shareholders to consider and vote on the Merger Proposal and the Adjournment Proposal (each as defined below) at the extraordinary general meeting. The Company has also instructed the ADS Depositary to provide ADS holders with the opportunity to issue voting instructions for the Company Shares represented by their ADSs in connection with the Merger Proposal and the Adjournment Proposal. Whether or not you plan to attend the extraordinary general meeting, please take the time to vote by following the voting instructions included in the enclosed proxy card or ADS voting instruction card. If you sign, date and return a valid proxy card without indicating how you want to vote, your Company Shares represented by your proxy will be counted as a vote “FOR” the Merger Proposal and a vote “FOR” the Adjournment Proposal unless you appoint a person other than the chairman of the extraordinary general meeting as proxy, in which case the Company Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

This proxy statement/prospectus contains a more complete description of the extraordinary general meeting and the terms of the Merger. The Company urges you to review this entire document carefully. In particular, you should read carefully the information under the section entitled “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued as Merger Consideration or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 13, 2022 and is first being mailed to Silicon Motion’s securityholders on or about July 20, 2022.

SILICON MOTION TECHNOLOGY CORPORATION

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

To Silicon Motion Shareholders:

You are cordially invited to attend an extraordinary general meeting of Company shareholders (the “extraordinary general meeting”) of Silicon Motion Technology Corporation, an exempted company incorporated and existing under the laws of the Cayman Islands (“Silicon Motion” or the “Company,”), to be held on August 31, 2022, at 10:00 a.m. (Taiwan time) (10:00 p.m. Eastern time), at 2F, No.26, Taiyuan Street, Zhubei City, Hsinchu County 302, Taiwan.

At the extraordinary general meeting, you will be asked to consider and vote on the following two proposals:

1.	as a special resolution, a proposal to:

(a)

approve the acquisition of the Company by MaxLinear, Inc., a Delaware corporation (“Parent”), including the approval of (i) the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated May 5, 2022, by and among Parent, Shark Merger Sub, an exempted company incorporated and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands (the “Plan of Merger”) substantially in the form attached as Exhibit A to the Merger Agreement; (iii) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement, including (y) the amendment and restatement of the existing memorandum and articles of association of the Company by replacing them in their entirety with the amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger at the effective time of the Merger (the “Effective Time”), and (z) the variation of the authorized share capital of the Company from US$5,000,000 divided into 500,000,000 shares of a par value of US$0.01 each to US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each at the Effective Time; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/ prospectus; and

(b)	authorize any director of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated under the Merger Agreement,

(sub paragraphs (a) and (b) above are collectively referred to as the “Merger Proposal”); and

2.

if necessary, as an ordinary resolution, a proposal to instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting (the “Adjournment Proposal”).

If the Merger is completed, at the Effective Time:

1.

Each ordinary share of the Company, par value $0.01 (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined below), Dissenting Shares (as defined below) and Company Shares represented by American Depositary Shares (“ADSs”)) will be cancelled in exchange for the right to receive (i) $23.385 in cash, without interest and less any applicable withholding taxes, and (ii) 0.097 validly issued, fully paid and non-assessable shares of common stock, par value $0.0001 per share, of Parent (the “Parent Shares”), with cash in lieu of any fractional Parent Shares (collectively, the “Per Share Merger Consideration”). Each ADS (other than ADSs representing any Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Company Shares represented by such ADS, will be cancelled in exchange for the right to receive (i) $93.54 in cash, without interest and less any applicable withholding taxes, and (ii) 0.388 Parent Shares, with cash in lieu of any fractional Parent Shares (collectively, the “Per ADS Merger Consideration” and, together with the Per Share Merger Consideration, the “Merger Consideration”).

No fractional Parent Share will be issued pursuant to the Merger and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each Company securityholder who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all Company Shares evidenced by the relevant share certificates, uncertificated shares, ADSs or other acceptable evidence delivered by such Company securityholder to the exchange agent for the Merger) will receive in lieu thereof a cash payment (without interest) in an amount equal to such fractional part of a Parent Share multiplied by the volume weighted average price of a Parent Share for a 10 trading day period, starting with the opening of trading on the 11th trading date prior to the Closing (as defined below) to the closing of trading on the second to last trading date prior to the Closing, as reported by Bloomberg.

The ADS holders will pay any applicable fees, charges and expenses of The Bank of New York Mellon, in its capacity as ADS depositary (the “ADS Depositary”), and government charges due to or incurred by the ADS Depositary, in connection with the cancellation of the ADSs surrendered (and the underlying Company Shares), including applicable ADS cash distribution fees, ADS cancellation fees and depositary servicing fees (each up to $0.05 per ADS pursuant to the terms of the amended and restated deposit agreement (the “Deposit Agreement”), dated as of December 5, 2013, by and among the Company, the ADS Depositary, and the owners and beneficial owners of ADSs issued thereunder).

2.

Company Shares (including any such Company Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time held by Parent, the Company or any of their subsidiaries and Company Shares (including any such Company Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company’s 2015 Incentive Plan (collectively, the “Excluded Shares”) will be cancelled and no consideration or payment will be delivered in exchange therefor or in respect thereof.

3.

Company Shares issued and outstanding immediately prior to the Effective Time and held by registered Company shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with section 238 of the Companies Act (2022 Revision) of the Cayman Islands (the “CICA”) will be cancelled and holders of the Dissenting Shares (the “Dissenting Shareholders”) will not be entitled to receive the Per Share Merger Consideration and will instead only be entitled to payment of the fair value of such Dissenting Shares determined in accordance with the provisions of the CICA.

4.

Each ordinary share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non- assessable ordinary share, par value $0.01 per share, of the Surviving Company.

Only registered holders of Company Shares (i.e. Company shareholders whose name is registered in the register of members of the Company) as of the close of business in New York City on August 5, 2022 (the “Share Record Date”) or their proxies are entitled to attend and vote at the extraordinary general meeting or any adjournment thereof. If you appoint a person other than the chairman of the extraordinary general meeting as your proxy, your proxy must attend the extraordinary general meeting in person in order to vote on your behalf.

If you hold your Company Shares through a bank, broker or other securities intermediary or nominee, you must rely on and follow the procedures of the relevant bank, broker or other securities intermediary or nominee through which you hold your Company Shares if you wish to vote your Company Shares at the extraordinary general meeting.

The Company will instruct the ADS Depositary to deliver to holders of ADSs as of the close of business in New York City on July 14, 2022 (the “ADS Record Date”) a Depositary Notice and ADS voting instruction card, and holders of ADSs as of the ADS Record Date will have the right to instruct the ADS Depositary how to vote the Company Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov.

If you hold your ADSs through a bank, broker or other securities intermediary or nominee, you must follow the procedures of the relevant bank, broker or other securities intermediary or nominee through which you hold your ADSs if you wish to give ADS voting instructions to the ADS Depositary to vote the Company Shares represented by your ADSs at the extraordinary general meeting.

If you are a holder of ADSs registered in your name and wish to vote the Company Shares represented by your ADSs directly at the extraordinary general meeting, you must surrender your ADSs to the ADS Depositary by July 28, 2022 for cancellation of the ADSs, withdrawal of the Company Shares represented by your cancelled ADSs and registration of the Company Shares so withdrawn in your name in the register of members of the Company in order to vote the Company Shares in person or by proxy at the extraordinary general meeting.

If you hold your ADSs through a bank, broker or other securities intermediary or nominee and wish to vote the Company Shares represented by your ADSs directly at the extraordinary general meeting, you must instruct your bank, broker or other securities intermediary or nominee to surrender your ADSs to the ADS Depositary by July 28, 2022 to provide for cancellation of the ADSs, withdrawal of the Company Shares represented thereby and proper registration of the Company Shares so withdrawn in the register of members of the Company and follow the procedures of the relevant bank, broker or such other securities intermediary or nominee if you wish to vote the Company Shares previously represented by your ADSs at the extraordinary general meeting.

The board of directors of the Company (the “Company Board”), after considering the factors to be more fully described in the enclosed proxy statement/prospectus, has unanimously (i) determined that the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, are advisable, fair to, and in the best interests of, the Company and the Company shareholders; (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Merger; (iii) directed that the Merger Agreement be submitted to the Company shareholders for its adoption; and (iv) resolved to recommend that the Company shareholders adopt the Merger Agreement. Accordingly, the Company Board unanimously recommends that you vote FOR each of the above proposals, which are described in the enclosed proxy statement/prospectus.

Your vote is very important, regardless of the number of Company Shares or ADSs that you own. Approval of the Merger Proposal requires the affirmative vote of the Company shareholders representing not less than two-thirds of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof). Approval of the Adjournment Proposal requires a simple majority of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof).

The presence of two or more registered Company shareholders of the Company entitled to vote in person or by proxy or (in the case of a Company shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the extraordinary general meeting will constitute a quorum for all purposes. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the extraordinary general meeting may determine to wait) after the time appointed for the extraordinary general meeting, a quorum is not present, the extraordinary general meeting will be adjourned to the same day in the immediately following week at the same time and place or to such time and place as the Company Board may determine. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the extraordinary general meeting will be dissolved. Under the terms of the Merger Agreement, the extraordinary general meeting cannot be adjourned for more than five business days at a time or ten business days in the aggregate after the date appointed for the extraordinary general meeting without the prior written consent of Parent.

Your vote is very important. If you are a registered Company shareholder, whether or not you are able to attend the extraordinary general meeting in person, the Company strongly urges that you complete, sign, date and return the proxy card in accordance with the instructions printed thereon and return it promptly in the pre-addressed envelope that will be provided. In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person and, in such event, the proxy shall be revoked by operation of law.

If your Company Shares are held in “street name” (meaning held through a bank, broker or other securities intermediary or nominee), you will be able to either direct the registered holder of your Company Shares on how to vote your Company Shares or obtain a proxy from the registered holder to enable you to participate in, and to vote your Company Shares at, the extraordinary general meeting. Your bank, broker or other securities intermediary or nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.

If you are a registered holder of ADSs, you are strongly urged to complete, sign, date and return the ADS voting instruction card and return it to the ADS Depositary in accordance with the instructions printed thereon and in the Depositary Notice, as soon as possible and, in any event, so as to be received by the ADS Depositary no later than 12:00 p.m. (Eastern time) on August 25, 2022. If you hold your ADSs in a bank, brokerage or other securities intermediary or nominee account, you must rely on the procedures of the bank, broker or other securities intermediary or nominee through which you hold your ADSs if you wish to vote.

As the registered holder of the Company Shares represented by ADSs, upon the timely receipt from an ADS holder as of the ADS Record Date of voting instructions in the manner specified by the ADS Depositary, the ADS Depositary will endeavor to vote (or to cause the vote of) (in person or by proxy), in so far as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the memorandum of association and articles of association of the Company, the Company Shares represented by ADSs at the extraordinary general meeting in accordance with the voting instructions timely received (or deemed received) from holders of ADSs as of the ADS Record Date. Pursuant to Section 4.07 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Company Shares represented by ADSs and it will not vote or attempt to exercise the right to vote any Company Shares represented by ADSs other than in accordance with voting instructions timely received from the relevant ADS holder except as discussed below. Accordingly, ADS holders as of the ADS Record Date whose voting instructions are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company for the items set forth in such voting instruction. In addition, if the ADS Depositary does not receive timely voting instructions from an ADS holder as of the ADS Record Date on or before the ADS voting instruction deadline, such ADS holder shall be deemed, and the ADS Depositary shall deem such ADS holder, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Company Shares, in each case upon the terms of the Deposit Agreement; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that it does not wish such proxy to be given, that substantial opposition exists to the matter to be voted on at the extraordinary general meeting or that the rights of holders of Company Shares may be materially adversely affected as to such matter.

Holders of ADSs will not be able to attend or vote at the extraordinary general meeting directly (whether in person or by proxy) unless they surrender their ADSs to the ADS Depositary for cancellation and delivery of Company Shares and become registered holders of Company Shares in the Company’s register of members prior to the close of business in New York City on the Share Record Date. ADS holders who wish to attend and vote at the extraordinary general meeting need to make arrangements, either themselves if they are registered holders of ADSs or with their bank, broker or other securities intermediary or nominee if they hold their ADSs with their bank, broker or other securities intermediary or nominee, to deliver the ADSs to the ADS Depositary for cancellation before the close of business in New York City on July 28, 2022 together with (a) delivery instructions for the corresponding Company Shares represented by such ADSs (including, if applicable, the name and address of person who will be the registered holder of such Company Shares), and (b) payment of ADS Depositary’s fees associated with such cancellation (up to $5.00 per 100 ADSs for general cancellations not related to any merger consideration), which will not be borne by the Company, and any applicable taxes. In response to the Company’s request, when such former ADS holder is a registered holder of Shares they shall provide certification to the Company that the ADS holder either (i) beneficially owned the relevant ADSs as of the ADS Record Date and has not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being surrendered (or has cancelled all voting instructions previously given), or has given voting instructions to the ADS Depositary as to the ADSs being surrendered but undertakes not to vote the corresponding Company Shares at the extraordinary general meeting or (ii) did not beneficially own the relevant ADSs as of the ADS Record Date and undertakes not to vote the corresponding Company Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other securities intermediary or nominee account, please promptly contact your broker, bank or other securities intermediary or nominee to find out what actions you need to take to instruct the broker, bank or other securities intermediary or nominee to surrender the ADSs on your behalf. Upon surrender of the ADSs, the ADS Depositary will direct Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Company Shares (the “ADS Custodian”), to deliver, or cause the delivery of, the Company Shares represented by the ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the ADS Depositary for such purpose. If you hold ADSs through a broker, bank or other securities intermediary or nominee, you should contact that broker, bank or other securities intermediary or nominee to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. If after the registration of Company Shares in your name you wish to receive a certificate evidencing the Company Shares registered in your name, you will need to request the Company to instruct its Cayman Islands share registrar services provider, Suntera (Cayman) Limited, to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and the ADSs will continue to be listed on the Nasdaq Global Select Market (“Nasdaq”). The Company Shares are not listed and cannot be traded on any stock exchange other than Nasdaq, and in such case only in the form of ADSs. As a result, if you have surrendered your ADSs for cancellation and became a registered holder of Company Shares in order to attend the extraordinary general meeting and the Merger is not consummated and you wish to be able to sell your Company Shares on a stock exchange, you will need to deposit your Company Shares with the ADS Custodian for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (up to $5.00 per 100 ADSs issued), applicable share transfer taxes (if any), and related charges pursuant to the Deposit Agreement.

Registered Company shareholders who dissent from the Merger in accordance with the requirements of the CICA will have the right to receive payment of the fair value of their Company Shares as determined in accordance with section 238 of the CICA if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of section 238 of the CICA. A copy of section 238 of the CICA is attached as Annex B to the accompanying proxy statement/prospectus. The fair value of their Company Shares as determined under the CICA could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Company Shares. The accompanying proxy statement/prospectus is not to be construed or taken as legal advice on Cayman Islands law. Registered Company shareholders who wish to exercise any rights under section 238 of the CICA or otherwise must obtain their own copy of the complete CICA and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

IF YOU ARE A BENEFICIAL OWNER AND HOLD YOUR COMPANY SHARES IN “STREET NAME” THROUGH A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE AND WISH TO DISSENT FROM THE MERGER, YOU MUST MAKE ALL NECESSARY ARRANGEMENTS WITH THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE (AS THE CASE MAY BE) TO ENSURE THAT YOUR COMPANY SHARES ARE REGISTERED IN YOUR OWN NAME IN THE REGISTER OF MEMBERS OF THE COMPANY SUCH THAT YOU BECOME A REGISTERED COMPANY SHAREHOLDER IN ORDER FOR YOU TO EXERCISE DISSENTERS’ RIGHTS. BANKS, BROKERS OR OTHER SECURITIES INTERMEDIARIES OR NOMINEES ARE UNLIKELY TO EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT THEY HOLD, EVEN IF A BENEFICIAL OWNER OF THE COMPANY SHARES REQUESTS THEM TO DO SO. YOU MUST CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE PROMPTLY TO ENSURE THAT YOU BECOME A REGISTERED HOLDER OF YOUR COMPANY SHARES IN SUFFICIENT TIME AHEAD OF THE DATE OF THE EXTRAORDINARY GENERAL MEETING, AS YOU MUST DELIVER TO THE COMPANY A WRITTEN OBJECTION TO THE MERGER BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. YOU MUST SUBSEQUENTLY COMPLY WITH ALL PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES. AS A RESULT, IF YOU BECAME A REGISTERED SHAREHOLDER FOR PURPOSES OF EXERCISING DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED, AND YOU WISH TO TRANSFER YOUR COMPANY SHARES BACK TO A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE, YOU WILL NEED TO CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE TO MAKE ALL NECESSARY ARRANGEMENTS.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE COMPANY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS BEFORE THE CLOSE OF BUSINESS ON AUGUST 19, 2022 TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY’S FEES FOR THE CANCELLATION OF THEIR ADSS, PROVIDE DELIVERY INSTRUCTIONS FOR THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED, AND CERTIFY TO THE COMPANY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSS AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSS (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN) OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSS BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, AND BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CANCEL THEIR ADSS FOR DELIVERY OF COMPANY SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER CANCELLING THEIR ADSS AND BECOMING REGISTERED HOLDERS OF COMPANY SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSS WILL CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSS FOR CANCELLATION AND BECAME A REGISTERED HOLDER OF COMPANY SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS COMPANY SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS SHARES WITH THE ADS CUSTODIAN FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO $5.00 PER 100 ADSS ISSUED), APPLICABLE SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Enclosed with this letter you will find an attached notice of the extraordinary general meeting and proxy statement/prospectus, along with a separate Company Share proxy card or ADS voting instruction card. The accompanying proxy statement/prospectus provides you with detailed information about the Merger, the Merger Proposal, the Adjournment Proposal and the extraordinary general meeting. A copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus. The Company encourages you to read the proxy statement/prospectus and its annexes, including the Merger Agreement, carefully and in their entirety, as they contain important information. Please give this material your careful attention. You also may obtain more information about the Company from documents the Company has filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”).

If you have any questions or need assistance voting your Company Shares or ADSs, please contact the Company’s Proxy Solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Company securityholders may call toll free: (800) 431-9629

Email: SIMO@dfking.com

ADS holders who have any questions should contact the ADS Depositary using the contact details provided on the ADS voting instruction card. ADS holders who hold ADSs indirectly should contact their bank, broker or other securities intermediary or nominee through which such ADSs are held.

On behalf of the Company Board, I thank you for your support and appreciate your consideration of these matters.

Sincerely,

James Chow
Chairman of the Company Board

Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated July 13, 2022, and, together with the enclosed form of proxy card, is first being mailed to Company securityholders on or about July 20, 2022.

SILICON MOTION TECHNOLOGY CORPORATION

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 31, 2022

Notice is hereby given that an extraordinary general meeting of shareholders (the “extraordinary general meeting”) of Silicon Motion Technology Corporation, an exempted company incorporated and existing under the laws of the Cayman Islands (“Silicon Motion” or the “Company”), will be held on, August 31, 2022, at 10:00 a.m. Taiwan time (10:00 p.m. Eastern time) at 2F, No.26, Taiyuan Street, Zhubei City, Hsinchu County 302, Taiwan, for the purposes of considering and, if thought fit, approving the following resolutions:

1. The Merger Proposal.

AS A SPECIAL RESOLUTION THAT:

(a)

the acquisition of the Company by MaxLinear, Inc., a Delaware corporation (“Parent”), including (i) the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated May 5, 2022, by and among Parent, Shark Merger Sub, an exempted company incorporated and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands (the “Plan of Merger”) substantially in the form attached as Exhibit A to the Merger Agreement; (iii) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement, including (y) the amendment and restatement of the existing memorandum and articles of association of the Company by replacing them in their entirety with the amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger at the effective time of the Merger (the “Effective Time”), and (z) the variation of the authorized share capital of the Company from US$5,000,000 divided into 500,000,000 shares of a par value of US$0.01 each to US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each at the Effective Time; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, be and are hereby approved; and

(b)

any director of the Company be and is hereby authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated under the Merger Agreement,

(sub paragraphs (a) and (b) above are collectively referred to as the “Merger Proposal”); and

2. The Adjournment Proposal.

IF NECESSARY, AS AN ORDINARY RESOLUTION THAT:

(a)

the chairman of the extraordinary general meeting be and is hereby instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting.

Only registered holders of ordinary shares of the Company, par value $0.01 per share (the “Company Shares”) as of the close of business in New York City on August 5, 2022 (the “Share Record Date”) or their proxies are entitled to attend and vote at the extraordinary general meeting or any adjournment thereof. If you appoint a person other than the chairman of the extraordinary general meeting as your proxy, your proxy must attend the extraordinary general meeting in person in order to vote on your behalf.

If you hold Company Shares through a bank, broker or other securities intermediary or nominee, you must rely on and follow the procedures of the relevant bank, broker or such other securities intermediary or nominee through which you hold your Company Shares if you wish to vote your Company Shares at the extraordinary general meeting.

If you own the Company’s American depositary shares (“ADSs”) as of the close of business in New York City on July 14, 2022 (the “ADS Record Date”) (and do not surrender such ADSs and become a registered holder of the Company Shares underlying such ADSs as explained below), you cannot attend and vote at the extraordinary general meeting directly (whether in person or by proxy), but you may give voting instructions to The Bank of New York Mellon, in its capacity as the ADS depositary (the “ADS Depositary”) and the registered holder of the Company Shares underlying your ADSs, how to vote the Company Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive your instructions no later than 12:00 p.m. (Eastern time) on August 25, 2022 in order to ensure the Company Shares underlying your ADSs are properly voted at the extraordinary general meeting. If you hold your ADSs through your broker, bank or other securities intermediary or nominee, you must rely on the procedures of the broker, bank or other securities intermediary or nominee through which you hold your ADSs if you wish to provide the ADS Depositary with instructions to vote the Company Shares underlying your ADSs. Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may attend and vote at the extraordinary general meeting directly only if you surrender your ADSs and become a registered holder of Company Shares in the Company’s register of members prior to the close of business in New York City on the Share Record Date. If you wish to surrender your ADSs for the purpose of voting Company Shares directly at the extraordinary general meeting, you need to make arrangements with your broker or custodian to deliver your ADSs to the ADS Depositary for cancellation before the close of business in New York City on July 28, 2022 together with (a) delivery instructions for the corresponding Company Shares represented by such ADSs so cancelled (including, if applicable, the name and address of person who will be the registered holder of such Company Shares), (b) payment of the ADS Depositary’s fees (up to $5.00 per 100 ADSs) to be cancelled pursuant to the terms of the deposit agreement, dated as of December 5, 2013, among the Company, the ADS Depositary and the owners and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”), which will not be borne by the Company, and any applicable taxes, and (c) certification to the Company that you either (i) beneficially owned the relevant ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled (or have cancelled all voting instructions previously given), or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Company Shares at the extraordinary general meeting or (ii) did not beneficially own the ADSs as of the ADS Record Date and undertake not to vote the corresponding Company Shares at the extraordinary general meeting. No assurance can be given that upon surrender of ADSs to the ADS Depositary for withdrawal of the Company Shares you will become a registered holder of Company Shares so withdrawn on the Company’s register of members on or before the Share Record Date. If you hold your ADSs in a brokerage, bank or other securities intermediary or nominee account, please promptly contact your broker, bank or other securities intermediary or nominee to find out what actions you need to take to instruct the broker, bank or other securities intermediary or nominee to cancel the ADSs on your behalf.

The board of directors of the Company (the “Company Board”), after considering the factors to be more fully described in the proxy statement/prospectus, has unanimously (i) determined that the transactions contemplated in the Merger Agreement (the “Transactions”), including the Merger, are advisable, fair to, and in the best interests of, the Company and the Company shareholders; (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Merger; (iii) directed that the Merger Agreement be submitted to the Company shareholders for its adoption; and (iv) resolved to recommend that the Company shareholders adopt the Merger Agreement. Accordingly, the Company Board unanimously recommends that you vote FOR each of the above proposals, which are described in the enclosed proxy statement/ prospectus made available to the Company securityholders in connection with the extraordinary general meeting.

Your vote is very important, regardless of the number of Company Shares or ADSs that you own. Approval of the Merger Proposal requires the affirmative vote of the Company shareholders representing not less than two-thirds of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof). Approval of the Adjournment Proposal requires a simple majority of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof).

The presence of two or more registered Company shareholders entitled to vote in person or by proxy or (in the case of a Company shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the extraordinary general meeting will constitute a quorum for all purposes. If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the extraordinary general meeting may determine to wait) after the time appointed for the extraordinary general meeting, a quorum is not present, the extraordinary general meeting will be adjourned to the same day in the immediately following week at the same time and place or to such time and place as the Company Board may determine. At such adjourned meeting, if a quorum is not present within half an hour from the time appointed for holding the meeting, the extraordinary general meeting will be dissolved. Under the terms of the Merger Agreement, the extraordinary general meeting cannot be adjourned for more than five business days at a time or ten business days in the aggregate after the date appointed for the extraordinary general meeting without the prior written consent of Parent.

Your vote is very important. If you are a registered Company shareholder, whether or not you are able to attend the extraordinary general meeting in person, the Company strongly urges that you complete, sign, date and return the proxy card in accordance with the instructions printed thereon and return it promptly in the pre-addressed envelope that will be provided. In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan, by 10:00 a.m. (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person, and in such event, the proxy shall be revoked by operation of law.

If your Company Shares are held in “street name” (meaning held through a bank, broker or other securities intermediary or nominee), you will be able to either direct the registered holder of your Company Shares on how to vote your Company Shares or obtain a proxy from the registered holder to enable you to participate in, and to vote your Company Shares at, the extraordinary general meeting. Your bank, broker or other securities intermediary or nominee cannot vote on any of the proposals, including the Merger Proposal, without timely receipt of your instructions.

If you are a registered holder of ADSs, you are strongly urged to complete, sign, date and return the ADS voting instruction card and return it to the ADS Depositary in accordance with the instructions printed thereon and in the Depositary Notice, as soon as possible and, in any event, so as to be received by the Depositary no later than 12:00 p.m. (Eastern time) on August 25, 2022. If you hold your ADSs in a bank, brokerage or other securities intermediary or nominee account, you must rely on the procedures of the bank, broker or other securities intermediary or nominee through which you hold your ADSs if you wish to vote.

As the registered holder of the Company Shares represented by ADSs, upon the timely receipt from an ADS holder as of the ADS Record Date of voting instructions in the manner specified by the ADS Depositary, the ADS Depositary will endeavor to vote (or to cause the vote of) (in person or by proxy), in so far as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the memorandum of association and articles of association of the Company, the Company Shares represented by ADSs at the extraordinary general meeting in accordance with the voting instructions timely received (or deemed received, as discussed below) from holders of ADSs as of the ADS Record Date. Pursuant to Section 4.07 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Company Shares represented by ADSs and it will not vote or attempt to exercise the right to vote any Company Shares represented by ADSs other than in accordance with voting instructions timely received from the relevant ADS holder except as discussed below. Accordingly, ADS holders as of the ADS Record Date whose voting instructions are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company for the items set forth in such voting instruction. In addition, if the ADS Depositary does not receive timely voting instructions from an ADS holder as of the ADS Record Date on or before the ADS voting instruction deadline, such ADS holder shall be deemed, and the ADS Depositary shall deem such ADS holder, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Company Shares, in each case upon the terms of the Deposit Agreement; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that it does not wish such proxy to be given, that substantial opposition exists to the matter to be voted on at the extraordinary general meeting or that the rights of holders of Company Shares may be materially adversely affected as to such matter.

Holders of ADSs will not be able to attend or vote at the extraordinary general meeting directly (whether in person or by proxy) unless they surrender their ADSs to the ADS Depositary for cancellation and delivery of the Company Shares and become registered holders of Company Shares in the Company’s register of members prior to the close of business in New York City on the Share Record Date. ADS holders who wish to attend and vote at the extraordinary general meeting need to make arrangements, either themselves if they are registered holders of ADSs or with their bank, broker or other securities intermediary or nominee if they hold their ADSs with their bank, broker or other securities intermediary or nominee, to deliver the ADSs to the ADS Depositary for cancellation before the close of business in New York City on July 28, 2022 together with (a) delivery instructions for the corresponding Company Shares represented by such ADSs (including, if applicable, the name and address of person who will be the registered holder of such Company Shares), and (b) payment of ADS Depositary’s fees associated with such cancellation (up to $5.00 per 100 ADSs for general cancellations not related to any merger consideration), which will not be borne by the Company, and any applicable taxes. In response to the Company’s request, when such former ADS holder is a registered holder of Shares they shall provide certification to the Company that the ADS holder either (i) beneficially owned the relevant ADSs as of the ADS Record Date and has not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being surrendered (or has cancelled all voting instructions previously given), or has given voting instructions to the ADS Depositary as to the ADSs being surrendered but undertakes not to vote the corresponding Company Shares at the extraordinary general meeting or (ii) did not beneficially own the relevant ADSs as of the ADS Record Date and undertakes not to vote the corresponding Company Shares at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other securities intermediary or nominee account, please promptly contact your broker, bank or other securities intermediary or nominee to find out what actions you need to take to instruct the broker, bank or other securities intermediary or nominee to surrender the ADSs on your behalf. Upon surrender of the ADSs, the ADS Depositary will direct Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Company Shares (the “ADS Custodian”), to deliver, or cause the delivery of, the Company Shares represented by the ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the ADS Depositary for such purpose. If you hold ADSs through a broker, bank or other securities intermediary or nominee, you should contact that broker, bank or other securities intermediary or nominee to determine the date by which you must instruct them to act in order that the necessary processing can be completed in time. No assurance can be given that upon surrender of the ADSs to the ADS Depositary for withdrawal of the Company Shares you will become a registered holder of Company Shares so withdrawn on the Company’s register of members on or before the Share Record Date. If after the registration of Company Shares in your name you wish to receive a certificate evidencing the Company Shares registered in your name, you will need to request the Company to instruct its Cayman Islands share registrar services provider, Suntera (Cayman) Limited, to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a publicly traded company in the United States and the ADSs will continue to be listed on Nasdaq. The Company Shares are not listed and cannot be traded on any stock exchange other than Nasdaq, and in such case only in the form of ADSs. As a result, if you have surrendered your ADSs for cancellation and became a registered holder of Company Shares in order to attend the extraordinary general meeting and the Merger is not consummated and you wish to be able to sell your Company Shares on a stock exchange, you will need to deposit your Company Shares with the ADS Custodian for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (up to $5.00 per 100 ADSs issued), applicable share transfer taxes (if any), and related charges pursuant to the Deposit Agreement.

Registered Company shareholders who dissent from the Merger in accordance with the requirements of the Companies Act (2022 Revision) of the Cayman Islands (the “CICA”) will have the right to receive payment of the fair value of their Company Shares as determined in accordance with section 238 of the CICA if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of section 238 of the CICA. A copy of section 238 of the CICA is attached as Annex B to the accompanying proxy statement/prospectus. The fair value of their Company Shares as determined under the CICA could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Company Shares. This proxy statement/prospectus is not to be construed or taken as legal advice on Cayman Islands law. Registered Company shareholders who wish to exercise any rights under section 238 of the CICA or otherwise must obtain their own copy of the complete CICA and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

The Company intends to furnish copies of the proxy statement/prospectus for the extraordinary general meeting, describing the matters to be voted on at the extraordinary general meeting, along with the proxy card and other documents to the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K on or about July 13, 2022. Once available, such proxy statement/prospectus, proxy card and other documents may be obtained for free from the SEC’s website at www.sec.gov, the Company’s website at www.siliconmotion.com, or by directing the request to the Company’s Stock Affair Specialist. The contents of the Company’s website are not deemed to be incorporated by reference into such Form 6-K or the proxy statement/ prospectus (once available).

IF YOU ARE A BENEFICIAL OWNER AND HOLD YOUR COMPANY SHARES IN “STREET NAME” THROUGH A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE AND WISH TO DISSENT FROM THE MERGER, YOU MUST MAKE ALL NECESSARY ARRANGEMENTS WITH THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE (AS THE CASE MAY BE) TO ENSURE THAT YOUR COMPANY SHARES ARE REGISTERED IN YOUR OWN NAME IN THE REGISTER OF MEMBERS OF THE COMPANY SUCH THAT YOU BECOME A REGISTERED COMPANY SHAREHOLDER IN ORDER FOR YOU TO EXERCISE DISSENTERS’ RIGHTS. BANKS, BROKERS OR OTHER SECURITIES INTERMEDIARIES OR NOMINEES ARE UNLIKELY TO EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT THEY HOLD, EVEN IF A BENEFICIAL OWNER OF THE COMPANY SHARES REQUESTS THEM TO DO SO. YOU MUST CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE PROMPTLY TO ENSURE THAT YOU BECOME A REGISTERED HOLDER OF YOUR COMPANY SHARES IN SUFFICIENT TIME AHEAD OF THE DATE OF THE EXTRAORDINARY GENERAL MEETING, AS YOU MUST DELIVER TO THE COMPANY A WRITTEN OBJECTION TO THE MERGER BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. YOU MUST SUBSEQUENTLY COMPLY WITH ALL PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES. AS A RESULT, IF YOU BECAME A REGISTERED SHAREHOLDER FOR PURPOSES OF EXERCISING DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED, AND YOU WISH TO TRANSFER YOUR COMPANY SHARES BACK TO A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE, YOU WILL NEED TO CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE TO MAKE ALL NECESSARY ARRANGEMENTS.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE COMPANY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS BEFORE THE CLOSE OF BUSINESS ON AUGUST 19, 2022 TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY’S FEES FOR THE CANCELLATION OF THEIR ADSS, PROVIDE DELIVERY INSTRUCTIONS FOR THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED, AND CERTIFY TO THE COMPANY THAT THEY EITHER (I) BENEFICIALLY OWNED THE ADSS AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THE ADSS BEING CANCELLED (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN), OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSS BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, AND BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CANCEL THEIR ADSS FOR DELIVERY OF COMPANY SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER CANCELLING THEIR ADSS AND BECOMING REGISTERED HOLDERS OF COMPANY SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLICLY TRADED COMPANY IN THE UNITED STATES AND THE ADSS WILL CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSS FOR CANCELLATION AND BECAME A REGISTERED HOLDER OF COMPANY SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS COMPANY SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS COMPANY SHARES WITH THE ADS CUSTODIAN FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO $5.00 PER 100 ADSS), APPLICABLE COMPANY SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

This communication is not a substitution for the proxy statement/prospectus or for any other documents that the Company may furnish to the SEC or send to Company securityholders in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

By the Order of the Company Board,

James Chow Chairman of the Company Board July 13, 2022

YOUR VOTE IS IMPORTANT

TO ENSURE THAT YOUR COMPANY SHARES (INCLUDING COMPANY SHARES REPRESENTED BY ADSS) CAN BE VOTED AT THE EXTRAORDINARY GENERAL MEETING, (1) IF YOU ARE A REGISTERED COMPANY SHAREHOLDER, THE COMPANY ENCOURAGES YOU TO SUBMIT YOUR PROXY CARD AS PROMPTLY AS POSSIBLE BY COMPLETING, SIGNING AND DATING THE ENCLOSED PROXY CARD IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON AND RETURNING IT TO THE COMPANY’S COORDINATOR IN THE PRE-ADDRESSED ENVELOPE PROVIDED AS SOON AS POSSIBLE AND IN ANY EVENT BEFORE THE DEADLINE SET OUT BELOW; OR (2) IF YOU ARE A REGISTERED HOLDER OF ADSs, THE COMPANY ENCOURAGES YOU TO SIGN, COMPLETE AND RETURN THE ADS VOTING INSTRUCTION CARD TO THE ADS DEPOSITARY IN ACCORDANCE WITH THE INSTRUCTIONS PRINTED THEREON AND IN THE DEPOSITARY NOTICE.

If you hold your Company Shares or ADSs in “street name” through a bank, broker or other securities intermediary or nominee on the Nasdaq Global Select Market, you should instruct your bank, broker or other securities intermediary or nominee how to vote your Company Shares or ADSs, as applicable, in accordance with the voting instruction form that you will receive from your bank, broker or other securities intermediary or nominee. Your bank, broker or other securities intermediary or nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.

If you are a registered holder of Company Shares, please complete, sign, date and return the proxy card in the pre-addressed envelope that will be provided in accordance with the instructions printed thereon as promptly as possible. In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646,

Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person, and in such event, the proxy shall be revoked by operation of law.

If you hold your Company Shares through a bank, broker or other securities intermediary or nominee, you must follow the instructions of the applicable bank, broker or other securities intermediary in order to attend and vote in person at the extraordinary general meeting.

If you are an ADS holder, please consult the enclosed Depositary Notice to find out how you can vote the Company Shares underlying your ADSs.

We encourage you to read the accompanying proxy statement/prospectus and its annexes, including all documents incorporated by reference into the accompanying proxy statement/prospectus, carefully and in their entirety. If you have any questions concerning the Merger, the extraordinary general meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your Company Shares (including Company Shares represented by ADSs), please contact the Company’s Proxy Solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Company securityholders may call toll free: (800) 431-9629

Email: SIMO@dfking.com

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the United States Securities and Exchange Commission (the “SEC”) by Parent (File No. 333-265645), constitutes a prospectus of Parent under Section 5 of the Securities Act, with respect to the Parent Shares to be issued to Company securityholders pursuant to the Merger Agreement, dated May 5, 2022, by and among Parent, Merger Sub and the Company. This document also constitutes a proxy statement of the Company.

Unless otherwise specified or the context otherwise requires, Parent has supplied all information contained or incorporated by reference herein relating to Parent, and the Company has supplied all information contained herein relating to the Company. Parent and the Company have both contributed to the information relating to the Merger Agreement and the transactions contemplated thereby contained in this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the transactions contemplated by the Merger Agreement. The Company has not authorized anyone to provide you with information that is different from that contained in or incorporated by reference herein. This proxy statement/prospectus is dated July 13, 2022, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Company securityholders nor the issuance by Parent of Parent Shares pursuant to the Merger Agreement will create any implication to the contrary.

i

Annex A – Merger Agreement
Annex B – Cayman Islands Companies Act (2022 Revision) – Section 238
Annex C – Opinion of Goldman Sachs (Asia) L.L.C., the Company’s Financial Advisor

ii

SUMMARY

This summary highlights selected information from this proxy statement/prospectus related to the merger of Shark Merger Sub, a wholly-owned subsidiary of MaxLinear, Inc., with and into Silicon Motion Technology Corporation, which is referred to as the “Merger,” and may not contain all of the information that is important to you. To understand the Merger more fully and for a more complete description of the legal terms of the Merger, you should carefully read this entire proxy statement/prospectus, the annexes to this proxy statement/ prospectus and the documents that is referred to in this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions under the caption “Where You Can Find More Information.” The Merger Agreement (as defined below) is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Merger Agreement, which is the legal document that governs the Merger, carefully and in its entirety.

Except as otherwise specifically noted in this proxy statement/prospectus, “Silicon Motion” or the “Company” refers to Silicon Motion Technology Corporation, including, in certain cases, its subsidiaries. Throughout this proxy statement/prospectus, MaxLinear, Inc. is referred to as “Parent” or “MaxLinear” and Shark Merger Sub as “Merger Sub.” In addition, throughout this proxy statement/prospectus the Agreement and Plan of Merger, dated May 5, 2022, by and among the Company, Parent and Merger Sub as it may be amended from time to time, is referred to as the “Merger Agreement.” All currency amounts are in U.S. dollars unless otherwise indicated.

Unless indicated otherwise by the context, all references in this proxy statement/prospectus to:

•	“ADS” means an American Depositary Share of the Company, each representing four (4) Company Shares;

•	“CICA” means the Companies Act (2022 Revision) of the Cayman Islands;

•	“Company Board” means the Company’s board of directors;

•	“Company Shares” means the Company’s ordinary shares, par value $0.01 per share;

•	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

•	“Nasdaq” means the Nasdaq Global Select Market;

•	“Parent Board” means Parent’s board of directors;

•	“Parent Shares” means the shares of common stock, par value $0.0001 per share, of Parent; and

•	“SEC” means the U.S. Securities and Exchange Commission.

Parties Involved in the Merger

Silicon Motion Technology Corporation

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is a global leader in designing and marketing NAND flash controllers for solid state storage devices.

The Company was incorporated in the Cayman Islands in January 2005. Its principal executive offices are located at Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong; its telephone number is +852-2307-4768; and its website is www.SiliconMotion.com. Information contained on the Company’s website or accessible through it (other than the documents incorporated by reference herein) does not constitute part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. The ADSs are listed on Nasdaq under the symbol “SIMO.”

This proxy statement/prospectus incorporates important business and financial information about the Company from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see the section titled “Where You Can Find More Information.”

MaxLinear, Inc.

Parent is a provider of communications systems-on-chip solutions used in broadband, mobile and wireline infrastructure, data center, and industrial and multi-market applications. Parent is a fabless integrated circuit design company whose products integrate all or substantial portions of a high-speed communication system, including radio frequency (RF), high-performance analog, mixed-signal, digital signal processing, security engines, data compression and networking layers, and power management. In most cases, these products are designed on a single silicon-die, using standard digital complementary metal oxide semiconductor (CMOS) processes and conventional packaging technologies. Parent believes this approach enables its solutions to achieve superior power, performance, and cost relative to its industry competition. Parent’s customers include electronics distributors, module makers, original equipment manufacturers (OEMs), and original design manufacturers (ODMs), who incorporate its products in a wide range of electronic devices. Examples of such devices include cable Data Over Cable Service Interface Specifications (DOCSIS), fiber and DSL broadband modems and gateways; Wi-Fi and wireline routers for home networking; radio transceivers and modems for 4G/5G base-station and backhaul infrastructure; fiber-optic modules for data center, metro, and long-haul transport networks; as well as power management and interface products used in these and many other markets.

Parent’s highly integrated semiconductor devices and platform-level solutions are primarily manufactured using low-cost CMOS process technology. CMOS processes are ideally suited for large digital logic implementations targeting high-volume and low-cost consumer applications. Importantly, Parent’s ability to design analog and mixed-signal circuits in CMOS allows it to efficiently combine analog functionality and complex digital signal processing logic in the same integrated circuit. As a result, Parent’s solutions have exceptional levels of functional integration and performance, low manufacturing cost, and reduced power consumption. In addition, its proprietary CMOS-based radio and digital system architectures also enable shorter design cycles, significant design flexibility and low system-level cost across a wide range of broadband communications, wired and wireless infrastructure, and industrial and multi-market customer applications.

Parent was incorporated in the State of Delaware in September 2003. Its executive offices are located at 5966 La Place Court, Suite 100, Carlsbad, California 92008; and its telephone number is (760) 692-0711; and its website is www.MaxLinear.com. Information contained on Parent’s website or accessible through it (other than the documents incorporated by reference herein) does not constitute part of this proxy statement/ prospectus or any other report or document on file with or furnished with the SEC. Parent Shares are listed on Nasdaq under the symbol “MXL.”

This proxy statement/prospectus incorporates important business and financial information about Parent from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see the section entitled “Where You Can Find More Information.”

Shark Merger Sub

Merger Sub is an exempted company with limited liability and a wholly-owned subsidiary of Parent incorporated under the laws of the Cayman Islands for the sole purpose of effecting the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger. By operation of the Merger, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.

Merger Sub’s principal executive office is located at 5966 La Place Court, Suite 100, Carlsbad, California 92008; and its telephone number is (760) 692-0711.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with Part XVI of the CICA, if the Merger is completed, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company resulting from the Merger (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent.

Following the closing of the Merger (the “Closing”), the Company will cease to be a publicly traded company and (i) each Company Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as defined below), Dissenting Shares (as defined below) and Company Shares represented by ADSs) will be cancelled in exchange for the right to receive $23.385 in cash, without interest and less any applicable withholding taxes (the “Per Share Cash Merger Consideration”), and 0.097 Parent Shares, with cash in lieu of any fractional Parent Shares (the “Per Share Stock Merger Consideration”, and together with the Per Share Cash Merger Consideration, the “Per Share Merger Consideration”), and (ii) each ADS (other than ADSs representing any Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Company Shares represented by such ADS, will be cancelled in exchange for the right to receive $93.54 in cash, without interest and less any applicable withholding taxes, and 0.388 Parent Shares, with cash in lieu of any fractional Parent Shares (the “Per ADS Merger Consideration” and, together with the Per Share Merger Consideration, the “Merger Consideration”).

No fractional Parent Share will be issued pursuant to the Merger and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each Company securityholder who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all Company Shares evidenced by the relevant share certificates, uncertificated shares, ADSs or other acceptable evidence delivered by such Company securityholder to the exchange agent for the Merger) will receive in lieu thereof a cash payment (without interest) in an amount equal to such fractional part of a Parent Share multiplied by the volume weighted average price of a Parent Share for a 10 trading day period, starting with the opening of trading on the 11th trading date prior to the Closing to the closing of trading on the second to last trading date prior to the Closing, as reported by Bloomberg (the “Parent Share VWAP”).

Company Shares (including any such Company Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time held by Parent, the Company or any of their subsidiaries and Company Shares (including any such Company Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time held by the ADS Depositary and reserved for issuance and allocation pursuant to the Company’s 2015 Incentive Plan (collectively, the “Excluded Shares”), will be cancelled and no consideration or payment will be delivered in exchange therefor or in respect thereof.

Company Shares issued and outstanding immediately prior to the Effective Time and held by a registered Company shareholder who has validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with section 238 of the CICA will be cancelled and holders of the Dissenting Shares (the “Dissenting Shareholders”) will not be entitled to receive the Per Share Merger Consideration and will instead only be entitled to payment of the fair value of such Dissenting Shares determined in accordance with the provisions of the CICA.

Treatment of Company Equity Awards

Immediately prior to the Effective Time, each Company restricted stock unit award, whether vested or unvested, that (i) corresponds to Company Shares, (ii) was granted under the Company’s 2015 Incentive Plan (each, a “Company RSU Award”) other than to a non-employee director and (iii) is outstanding immediately prior to the Effective Time will be cancelled and converted into an award of restricted stock units covering a number of Parent Shares, rounded down to the nearest whole share (a “Converted RSU Award”), equal to the product of (x) the number of Company Shares subject to such Company RSU Award and (y) the sum of (I) 0.097, and (II) the quotient obtained by dividing (A) the Per Share Cash Merger Consideration by (B) the Parent Share VWAP. Each Converted RSU Award will be subject to the same terms and conditions as were applicable under the applicable Company RSU Award (including any applicable change of control or other accelerated vesting provisions).

Immediately prior to the Effective Time, each Company RSU Award that is held by a non-employee director of the Company and is outstanding immediately prior to the Effective Time will vest in full and will be cancelled and converted into the right to receive the Per Share Merger Consideration multiplied by the number of Company Shares subject to such Company RSU Award.

The Extraordinary General Meeting

Date, Time and Place

An extraordinary general meeting of Company shareholders (the “extraordinary general meeting”) will be held on August 31, 2022, at 10:00 a.m. (Taiwan time) (10:00 p.m. Eastern time), at 2F, No.26, Taiyuan Street, Zhubei City, Hsinchu County 302, Taiwan.

Record Dates; Shares Entitled to Vote

You are entitled to attend and vote at the extraordinary general meeting if you are a registered holder of Company Shares as of the close of business in New York City on August 5, 2022 (the “Share Record Date”). Voting at the extraordinary general meeting will be taken by way of a poll. On a poll, you will have one vote for every Company Share that is registered in your name as of the close of business in New York City on the Share Record Date.

If you own ADSs as of the close of business in New York City on July 14, 2022 (the “ADS Record Date”) and do not convert such ADSs and become a registered holder of the Company Shares underlying such ADSs before the close of business in New York City on the Share Record Date as explained further below, you cannot attend and vote at the extraordinary general meeting directly (whether in person or by proxy), but you may give voting instructions to the ADS Depositary, in its capacity as the registered holder of the Company Shares underlying your ADSs, on how to vote the Company Shares underlying your ADSs.

Purpose

At the extraordinary general meeting, the Company will ask the Company shareholders to vote on the following proposals:

(1)

as a special resolution to: (a) approve the acquisition of the Company by Parent, including the approval of (i) the Merger Agreement, dated May 5, 2022, by and among Parent, Merger Sub and the Company, pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the Surviving Company and becoming a wholly-owned subsidiary of Parent; (ii) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands (the “Plan of Merger”) substantially in the form attached as Exhibit A to the Merger Agreement; (iii) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement, including (y) the amendment and restatement of the existing memorandum and articles of association of the Company by replacing them in their entirety with the amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger at the Effective Time, and (z) the variation of the authorized share capital of the Company from US$5,000,000 divided into 500,000,000 shares of a par value of US$0.01 each to US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each at the Effective Time; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus; and (b) authorize any director of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated under the Merger Agreement, (sub paragraphs (a) and (b) above are collectively referred to as the “Merger Proposal”); and

(2)

if necessary, as an ordinary resolution to instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting (the “Adjournment Proposal”).

Required Vote

Approval of the Merger Proposal requires the affirmative vote of Company shareholders representing not less than two-thirds of the votes cast by such Company shareholders, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof).

Approval of the Adjournment Proposal requires a simple majority of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof).

Share Ownership of the Company’s Directors and Executive Officers

As of July 8, 2022, no individual Company director or executive officer beneficially owned five percent or more of the Company Shares. The Company’s directors and executive officers have informed the Company that they currently intend to vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Voting and Proxies

Any registered holder of Company Shares entitled to attend and vote at the extraordinary general meeting may appoint another person as his or her proxy to attend and vote in his or her stead by returning a duly completed, signed and dated proxy card. In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m., (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person, and in such event, the proxy shall be revoked by operation of law.

If you are a beneficial owner and hold your Company Shares in “street name” through a bank, broker or other securities intermediary or nominee on Nasdaq, you should instruct your bank, broker or other securities intermediary or nominee of how you wish to vote your Company Shares using the instructions provided by your bank, broker or other securities intermediary or nominee. You may also vote in person at the extraordinary general meeting if you obtain a proxy from your bank, broker or other securities intermediary or nominee. Under applicable stock exchange rules, such banks, brokers or other securities intermediary or nominees have the discretion to vote on routine matters. The proposals to be considered at the extraordinary general meeting are non-routine matters, and such banks, brokers and other securities intermediary or nominees cannot vote on these proposals without your instructions. Therefore, it is important that instruct your bank, broker or other securities intermediary or nominee on how you wish to vote your Company Shares or obtain a proxy from the registered holder to vote your Company Shares.

If you own ADSs as of the ADS Record Date and do not cancel your ADSs and become a registered holder of the Company Shares underlying such ADSs as explained below, you cannot attend and vote at the extraordinary general meeting directly (whether in person or by proxy), but you may give voting instructions to the ADS Depositary, in its capacity as the registered holder of the Company Shares underlying your ADSs, on how to vote the Company Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 12:00 p.m. (Eastern time) on August 25, 2022 in order to ensure the Company Shares underlying your ADSs are properly voted at the extraordinary general meeting. If you hold your ADSs in a brokerage, bank or other securities intermediary or nominee account, you must rely on the procedures of the broker, bank or other securities intermediary or nominee through which you hold your ADSs if you wish to vote. Alternatively, if you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you cancel your ADSs and become a registered holder of the Company Shares underlying your ADSs by the Share Record Date. If you wish to cancel your ADSs for the purpose of voting Company Shares directly at the extraordinary general meeting, you need to make arrangements with your broker or custodian to deliver your ADSs to the ADS Depositary for cancellation before the close of business in New York City on July 28, 2022 together with (a) delivery instructions for the corresponding Company Shares represented by such ADSs (including, if applicable, the name and address of the person who will be the registered holder of such Company Shares), (b) payment of the ADS Depositary’s fees (up to $5.00 per 100 ADSs) to be cancelled pursuant to the terms of the deposit agreement dated December 5, 2013, among the Company, the ADS Depositary and the owners and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”), and (c) certification to the Company that you either (i) beneficially owned the relevant ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled (or have cancelled all voting instructions previously given), or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Company Shares at the extraordinary general meeting or (ii) did not beneficially own the ADSs as of the ADS Record Date and undertake not to vote the corresponding Company Shares at the extraordinary general meeting. No assurance can be given that upon surrender of ADSs to the ADS Depositary for withdrawal of the Company Shares you will become a registered Company shareholder so withdrawn on the Company’s register of members on or before the Share Record Date. If you hold your ADSs in a brokerage, bank or other securities intermediary or nominee account, please promptly contact your broker, bank or other securities intermediary or nominee to find out what actions you need to take to instruct the broker, bank or other securities intermediary or nominee to cancel the ADSs on your behalf.

You may change your vote or revoke your proxy prior to the vote at the extraordinary general meeting. If you are a registered Company shareholder, you may change your vote or revoke your proxy by (1) duly completing and signing another proxy card bearing a later date and returning it to the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022; (2) delivering a written notice of revocation to the Company’s coordinator at 6F. No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan, at least two hours before the commencement of the extraordinary general meeting or the taking of the poll; or (3) attending the extraordinary general meeting and voting in person.

If you wish to change your vote or revoke your proxy, you should contact D.F. King & Co., Inc., a proxy solicitation firm (the “Proxy Solicitor”), at the address set forth below and request a new proxy card or voting instruction form.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Company securityholders may call toll free: (800) 431-9629

Email: SIMO@dfking.com

If you are a beneficial owner and hold your Company Shares or ADSs in “street name” through a bank, broker or other securities intermediary or nominee on Nasdaq, you should contact your bank, broker or other securities intermediary or nominee for instructions regarding how to change your voting instructions.

Holders of ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 p.m. (Eastern time) on August 25, 2022. A holder of ADSs can do this in one of two ways: (i) a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS Depositary, or (ii) a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or other securities intermediary or nominee and you have instructed your broker, bank or other securities intermediary or nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other securities intermediary or nominee to change those instructions.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Company Board that you vote to approve the Merger Proposal, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, your interests as a Company securityholder. The Company Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Company shareholders vote in favor of the Merger Agreement. These interests generally include, among others, the rights to accelerated vesting of equity awards, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement, as described in more detail under the caption “The Merger — Interests of the Company’s Directors and Executive Officers in the Merger.”

Market Price Information

On May 4, 2022, the last full trading day immediately preceding the public announcement of the Merger, the closing price per ADS on Nasdaq was $81.20, compared to which the Per ADS Merger Consideration represents a premium of approximately 40.8% (based on the closing price of Parent Shares on May 4, 2022). On July 8, 2022, the last practicable date before the date of this proxy statement/prospectus, the closing price per ADS on Nasdaq was $82.45.

Ownership of Parent After the Merger

Based on the number of Company Shares and ADSs, together with the underlying Company Shares represented by such ADSs, outstanding as of July 8, 2022 (the most recent practicable trading day prior to the date of this proxy statement/prospectus) and the closing price of Parent Shares on Nasdaq on such date of $35.13, Parent expects to issue approximately 12,825,577 Parent Shares to Company securityholders pursuant to the Merger. The actual number of Parent Shares to be issued pursuant to the Merger will be determined at completion of the Merger based on the exchange ratios applicable to the Company Shares and ADSs, respectively, and the number of Company Shares and ADSs outstanding at that time. Based on the number of Company Shares and ADS outstanding as of July 8, 2022, and the number of Parent Shares outstanding as of such date, it is expected that, immediately after completion of the Merger, former Company securityholders will own approximately 14.1% of the outstanding Parent Shares (on an as converted basis).

Parent Stockholder Approval Is Not Required

The stockholders of Parent are not required to adopt the Merger Agreement or approve the Merger, the Transactions or the issuance of the Parent Shares in connection with the Merger.

Recommendation of the Company Board

The Company Board, after considering various factors described under the caption “The Merger — Reasons for the Merger and Recommendation of the Company Board,” has unanimously (i) determined that the Transactions, including the Merger, are advisable, fair to, and in the best interests of, the Company and the Company shareholders; (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Merger; (iii) directed that the Merger Agreement be submitted to the Company shareholders for its adoption; and (iv) resolved to recommend that the Company shareholders adopt the Merger Agreement. The Company Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Opinion of Goldman Sachs (Asia) L.L.C., the Company’s Financial Advisor

Goldman Sachs (Asia) L.L.C. (“Goldman Sachs”) rendered to the Company Board its oral opinion, subsequently confirmed in its written opinion dated May 5, 2022, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to the Company securityholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such Company securityholders.

The full text of the written opinion of Goldman Sachs, dated May 5, 2022, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Company Board in connection with its consideration of the Transactions. Goldman Sachs’ opinion does not constitute a recommendation as to how any Company securityholder should vote with respect to the Transactions or any other matter.

Merger Agreement

No Solicitation of Competing Proposals

In accordance with the terms of the Merger Agreement, the Company agreed, beginning on the date of the Merger Agreement and ending at the earlier of the Effective Time or the termination of the Merger Agreement, to cease and cause its subsidiaries and its and their respective directors, officers and employees, and to instruct its and its subsidiaries’ financial advisors, investment bankers, legal counsel and other representatives to immediately cease, any existing activities, discussions or negotiations with any persons (other than Parent, Merger Sub or any of their respective designees or representatives) conducted prior to the date of the Merger Agreement with respect to any Competing Proposal (as defined under the caption “The Merger Agreement — No Solicitation of Competing Proposals”).

From the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, subject to certain exceptions described under the caption “The Merger Agreement — Company Changes of Recommendation”, the Company has agreed that it will not, and it will cause its subsidiaries and its and their respective directors and officers, and will instruct its and its subsidiaries’ financial advisors, investment bankers, legal counsel and other representatives not to:

•

solicit or initiate or knowingly assist, facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than solely in response to an inquiry not solicited in material breach of this the Merger Agreement informing the person making such inquiry of the existence of the provisions contained in the Merger Agreement); provided however, that the Company and its representatives may make inquiries of a person making a Competing Proposal (and its representatives) solely to the extent necessary to ascertain facts regarding, and clarify the terms of such Competing Proposal solely for the purpose of the Company Board informing itself about the terms of the Competing Proposal, but not to negotiate or seek revisions to such Competing Proposal;

•

provide any information regarding or provide access to the properties, personnel, books and records of the Company or any subsidiary of the Company to any person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by the Merger Agreement;

•	make a Company Change of Recommendation (as defined under the caption “The Merger Agreement — No Solicitation of Competing Proposals”); and

•	resolve or agree to do any of the foregoing.

Company Changes of Recommendation

Notwithstanding anything to the contrary, if at any time following the date of the Merger Agreement and prior to the receipt of the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, (i) the Company has received a bona fide written Competing Proposal from a third party, (ii) the Company has not breached its non-solicitation obligations under the Merger Agreement in any material respect with respect to such Competing Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that the failure to take any of the following actions would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to Company shareholders under the laws of the Cayman Islands and that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined under the caption “The Merger Agreement — Company Changes of Recommendation”), then the Company and its representatives may, directly or indirectly through its representatives:

•

furnish information with respect to the Company and its subsidiaries (including non-public information) to the third party making such Competing Proposal and its representatives pursuant to (but only pursuant to) one or more acceptable confidentiality agreements as described in the Merger Agreement; and

•

participate or engage in discussions or negotiations with the third party making such Competing Proposal and its representatives regarding such Competing Proposal and any changes thereto, including by making counterproposals thereto, provided, however, that any substantive non-public information concerning the Company or its subsidiaries provided or made available to any third party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in any event within forty-eight (48) hours) after it is provided or made available to such third party, except to the extent providing Parent or Merger Sub with such information would violate any applicable law.

Under certain circumstances described under the caption “The Merger Agreement — Company Changes of Recommendation,” the Company Board may also make a Company Change of Recommendation in response to Superior Proposals and material intervening events unrelated to Competing Proposals.

Conditions to the Consummation of the Merger

The obligation of each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, to complete the Merger is subject to the satisfaction (or waiver, if permitted by law) of the following conditions:

Conditions to Obligations of Each Party Under the Merger Agreement. The respective obligations of each party to consummate the Merger is subject to the satisfaction (or waiver, if permissible under law) or prior to the Effective Time of the following conditions:

•	the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions shall have been obtained;

•	the Parent Shares to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shall have been declared effective by the SEC and no stop order suspending such effectiveness shall have been issued by the SEC and no proceedings for that purpose shall have been initiated;

•

the consummation of the Merger shall not be restrained, enjoined or prohibited by any order of a court of competent jurisdiction or any other governmental entity that is continuing and remains in effect (other than any such order issued pursuant to or to enforce a regulatory law, which order is not material to Parent or its subsidiaries (assuming consummation of the Transactions), taken as a whole);

•

no applicable law shall be effective that prohibits the consummation of the Merger (other than any regulatory law that is not material to Parent and its subsidiaries (assuming consummation of the Transactions), taken as a whole); and

•

any applicable waiting period, together with any extensions thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, the “HSR Act”) shall have expired or been terminated and all waivers, consents, clearances, approvals and authorizations under the regulatory laws set forth in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement shall have been obtained and shall remain in full force and effect.

Conditions to Obligations of the Company Under the Merger Agreement. In addition, the obligations of the Company to effect the Merger is subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

•

subject to specific qualifications and exceptions, each representation and warranty of Parent and Merger Sub shall be true and correct at and as of the date of the Closing (the “Closing Date”) as if made on the Closing Date;

•

Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by Parent and Merger Sub under the Merger Agreement at or prior to the Closing Date; and

•

Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions contained in the preceding two bullets have been satisfied.

Conditions to the Obligations of Parent and Merger Sub Under the Merger Agreement. In addition, the obligations of each of Parent and Merger Sub to effect the Merger are subject to the fulfillment (or waiver by Parent or Merger Sub) at or prior to the Effective Time of the following conditions:

•	subject to specific qualifications and exceptions, each representation and warranty of the Company shall be true and correct at and as of the Closing Date as if made on the Closing Date;

•

the Company shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the Closing Date;

•	no Company material adverse effect shall have occurred since the date of the Merger Agreement and be continuing; and

•

the Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying that the conditions contained in the preceding three bullets have been satisfied.

Parent and the Company cannot be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.

Termination of the Merger Agreement

As more fully described in this proxy statement/prospectus and in the Merger Agreement, and subject to the terms and conditions described in the Merger Agreement, the Merger Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, in each of the following circumstances:

•	by mutual written consent of Parent and the Company, by action of the Parent Board and the Company Board, at any time prior to the Effective Time;

•	by either Parent or the Company if:

•	the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions is not obtained at the extraordinary general meeting or any adjournment thereof;

•

(i) any court of competent jurisdiction or other government entity of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, and such order or other action has become final and non-appealable (other than any such order issued pursuant to or to enforce a regulatory law, which is not material to Parent and its subsidiaries (assuming consummation of the Transactions), taken as a whole), or (ii) any government entity adopts or causes to be effective a law prohibiting the consummation of the Merger (other than any regulatory law that is not material to Parent and its subsidiaries (assuming consummation of the Transactions), taken as a whole), except that a party may not terminate the Merger Agreement in the case of clauses (i) or (ii) if the failure of that party to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in the issuance of such order or other action; or

•

the Effective Time has not occurred on or before the Outside Date (as defined under the caption “The Merger Agreement — Termination of the Merger Agreement”), as it may be extended, provided that a party may not terminate the Merger Agreement by reason of the Outside Date if its material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has principally caused, or resulted in, the Effective Time not occurring prior to the Outside Date.

•	by Parent if:

•

prior to the receipt of the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, the Company Board effects a Company Change of Recommendation or the Company willfully and materially breaches its no solicitation obligations described in the section titled “The Merger Agreement — No Solicitation of Competing Proposal”; or

•

(i) the Company has breached any of its representations, warranties, or covenants contained in the Merger Agreement, which would result in a failure of certain conditions to the obligations of Parent and Merger Sub to effect the Merger related to the accuracy of the representations and warranties of the Company or the Company’s performance of its agreements and covenants in the Merger Agreement in all material respects, (ii) Parent has delivered to the Company written notice of such breach and (iii) such breach is either incapable of being cured by the Outside Date, as it may be extended, or at least thirty (30) days have elapsed since the date of delivery of such written notice to the Company and such breach was not cured in all material respects; provided that Parent will be unable to terminate the Merger Agreement for this reason if there has been any material breach by Parent or Merger Sub of its material representations, warranties or covenants contained in the Merger Agreement, and such breach has not been cured in all material respects.

•	by the Company if:

•

prior to the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, the Company Board determines to accept a Superior Proposal, but only if the Company has complied in all material respects with its no solicitation obligations as are described in the section titled “The Merger Agreement — No Solicitation of Competing Proposals” with respect to such Superior Proposal, except that the Company shall prior to or concurrently with such termination pay the Company termination fee to or for the account of Parent pursuant to the Merger Agreement; or

•

(i) Parent or Merger Sub has breached any of its representations, warranties, or covenants contained in the Merger Agreement, which would result in a failure of certain conditions to the obligations of the Company to effect the Merger related to the accuracy of the representations and warranties of Parent and Merger Sub or Parent’s and Merger Sub’s performance of their agreements and covenants in the Merger Agreement in all material respects, (ii) the Company has delivered to Parent written notice of such breach and (iii) such breach is either incapable of being cured by the Outside Date, as it may be extended, or at least thirty (30) days have elapsed since the date of delivery of such written notice to Parent and such breach was not cured in all material respects; provided that the Company will be unable to terminate the Merger Agreement for this reason if there has been any material breach of the Company’s material representations, warranties or covenants contained in the Merger Agreement, and such breach has not been cured in all material respects.

Termination Fees and Expenses

Termination Fee Payable by the Company

Under the Merger Agreement, the Company will be required to pay Parent a termination fee equal to $132 million if:

•	the Merger Agreement is terminated by the Company in connection with the Company Board’s acceptance of a Superior Proposal;

•

the Merger Agreement is terminated by Parent in connection with a Company Change of Recommendation or the Company’s willful and material breach of its no solicitation obligations with respect to Competing Proposals; or

•

if the Merger Agreement is (i)(a) terminated by Parent or the Company in connection with a failure to obtain the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions or the Effective Time having not occurred by the Outside Date, as it may be extended, or (b) by Parent in connection with a breach of the Company’s representations, warranties or covenants in the Merger Agreement, (ii) after the date of the Merger Agreement and prior to the extraordinary general meeting, a bona fide Competing Proposal was received by the Company or was publicly announced and not withdrawn prior to the date the Merger Agreement was terminated and (iii) within twelve (12) months after the date of such termination the Company enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Competing Proposal.

Termination Fee Payable by Parent

Parent will be required to pay the Company a termination fee equal to $160 million if the Merger Agreement (i) is terminated by Parent or the Company in connection with (a) a court or other government entity of competent jurisdiction having issued a final and non-appealable material order pursuant to a regulatory law, adopted or caused to be effective any material regulatory law or taken any other final and non- appealable material action pursuant to a regulatory law, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or (b) the Effective Time having not occurred by the Outside Date, as it may be extended, and, in each case, (ii) at the time of such termination, (a) all of the conditions to Closing, other than certain exceptions related to regulatory matters contained in the Merger Agreement, have been satisfied or are capable of being satisfied at or prior to Closing or have been waived, and (b) the Company is not in material breach of any representation, warranty, covenant or other agreement set forth in the Merger Agreement where such breach is the primary cause of the failure of any condition to the Merger Agreement being satisfied.

Financing of the Merger

Parent plans to finance the cash portion of the purchase price of the Merger with approximately $3.5 billion of cash on hand and new debt. In connection with entering into the Merger Agreement, Parent entered into a commitment letter, dated as of May 5, 2022, with Wells Fargo Bank, N.A. and Wells Fargo Securities, LLC (collectively, “Wells Fargo”), pursuant to which, subject to the terms and conditions set forth therein, Wells Fargo has committed to provide Parent with (i) a senior secured term B loan facility in an aggregate principal amount of up to $3.25 billion and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $250.0 million. The funding of these secured credit facilities provided for in the commitment letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to such credit facilities in accordance with the terms sets forth in the commitment letter and (ii) the consummation of the Merger in accordance with the Merger Agreement.

Tax Consequences of the Merger

United States. The receipt by a U.S. Holder (as defined in the section entitled “The Merger — Tax Consequences of the Merger — Material U.S. Federal Income Tax Consequences”) of cash and Parent Shares in exchange for Company Shares or ADSs in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, a U.S. Holder will recognize gain or loss equal to the difference between the (i) sum of the amount of cash and the fair market value of the Parent Shares received pursuant to the Merger and (ii) its aggregate adjusted tax basis in Company Shares and/or ADSs that it exchanges for such cash and Parent Shares.

Cayman Islands. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash and Parent Shares in exchange for the cancellation of the Company Shares or ADSs in connection with the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the Plan of Merger and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

Under the Merger Agreement, the Merger cannot be completed until the expiration or termination of the applicable waiting period under HSR Act; and approval has been obtained under the Anti-monopoly Law of the People’s Republic of China, which came into effect in 2008, as amended (and any successor law).

For further details regarding the regulatory approvals required for the Merger, please refer to the section of this proxy statement/prospectus captioned “The Merger — Regulatory Approvals Required for the Merger and Other Regulatory Filings.”

Dissenters’ Rights

Registered Company shareholders who dissent from the Merger in accordance with the requirements of the CICA will have the right to receive payment of the fair value of their Company Shares (“Dissenters’ Rights”) as determined in accordance with section 238 of the CICA if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of section 238 of the CICA. A copy of section 238 of the CICA is attached as Annex B to this proxy statement/prospectus. The fair value of their Company Shares as determined under the CICA could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise Dissenters’ Rights with respect to their Company Shares. This proxy statement/prospectus is not to be construed or taken as legal advice on Cayman Islands law. Registered Company shareholders who wish to exercise any rights under section 238 of the CICA or otherwise must obtain their own copy of the complete CICA and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

IF YOU ARE A BENEFICIAL OWNER AND HOLD YOUR COMPANY SHARES IN “STREET NAME” THROUGH A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE AND WISH TO DISSENT FROM THE MERGER, YOU MUST MAKE ALL NECESSARY ARRANGEMENTS WITH THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE (AS THE CASE MAY BE) TO ENSURE THAT YOUR COMPANY SHARES ARE REGISTERED IN YOUR OWN NAME IN THE REGISTER OF MEMBERS OF THE COMPANY SUCH THAT YOU BECOME A REGISTERED COMPANY SHAREHOLDER IN ORDER FOR YOU TO EXERCISE DISSENTERS’ RIGHTS. BANKS, BROKERS OR OTHER SECURITIES INTERMEDIARIES OR NOMINEES ARE UNLIKELY TO EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT THEY HOLD, EVEN IF A BENEFICIAL OWNER OF THE COMPANY SHARES REQUESTS THEM TO DO SO. YOU MUST CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE PROMPTLY TO ENSURE THAT YOU BECOME A REGISTERED HOLDER OF YOUR COMPANY SHARES IN SUFFICIENT TIME AHEAD OF THE DATE OF THE EXTRAORDINARY GENERAL MEETING, AS YOU MUST DELIVER TO THE COMPANY A WRITTEN OBJECTION TO THE MERGER BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. YOU MUST SUBSEQUENTLY COMPLY WITH ALL PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES. AS A RESULT, IF YOU BECAME A REGISTERED SHAREHOLDER FOR PURPOSES OF EXERCISING DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED, AND YOU WISH TO TRANSFER YOUR COMPANY SHARES BACK TO A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE, YOU WILL NEED TO CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE TO MAKE ALL NECESSARY ARRANGEMENTS.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE COMPANY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS BEFORE THE CLOSE OF BUSINESS ON AUGUST 19, 2022 TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY’S FEES FOR THE CANCELLATION OF THEIR ADSS, PROVIDE DELIVERY INSTRUCTIONS FOR THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED, AND CERTIFY TO THE COMPANY THAT THEY EITHER (I) BENEFICIALLY OWNED THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSS (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN) OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSS BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED, AND BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CANCEL THEIR ADSS FOR DELIVERY OF COMPANY SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER CANCELLING THEIR ADSS AND BECOMING REGISTERED HOLDERS OF COMPANY SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND THE ADSS WILL CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSS FOR CANCELLATION AND BECAME A REGISTERED HOLDER OF COMPANY SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS COMPANY SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS COMPANY SHARES WITH THE ADS CUSTODIAN (AS DEFINED BELOW) FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO $5.00 PER 100 ADSS ISSUED), APPLICABLE COMPANY SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

We encourage you to read the section of this proxy statement/prospectus entitled “The Merger — Dissenters’ Rights” as well as Annex B to this proxy statement/prospectus carefully. This proxy statement/ prospectus is not to be construed or taken as legal advice on Cayman Islands law. Registered Company shareholders who wish to exercise any rights under section 238 of the CICA or otherwise, must obtain their own copy of the complete CICA and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

Comparison of Shareholders’ and Stockholders’ Rights

The Company shareholders will have different rights once they become stockholders of Parent due to differences between the organizational documents of the Company and Parent. These differences are described in more detail under the caption “The Merger — Comparison of Shareholders’ and Stockholders’ Rights.”

Litigation Related to the Merger

On June 17, 2022, a purported shareholder of the Company filed a lawsuit against the Company and the Company Board captioned Ryan O’Dell v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05113 (the “O’Dell Action”), in the United States District Court for the Southern District of New York (“SDNY”). On June 20, June 29, and June 30, 2022, three additional purported shareholders of the Company filed lawsuits in SDNY against the Company and the Company Board captioned, respectively, John Del Tatto v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05174 (“Del Tatto Action”), Matthew Whitfield v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05564 (“Whitfield Action”), and Jeffrey D. Justice, II v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05571 (“Justice Action”). The O’Dell Action, Del Tatto Action,Whitfield Action, and Justice Action collectively constitute the “Actions.” Each of the Actions allege that the Registration Statement on Form S-4 filed on June 16, 2022, in connection with the Merger, was false and misleading and that, as a result, all defendants violated Section 14(a) of the ExchangeAct and that the Company Board violated Section 20(a) of the Exchange Act. The Justice Action, O’Dell Action, and Whitfield Action additionally allege that the defendants violated Rule 14a-9 promulgated under the Exchange Act, with the O’Dell Action also alleging a violation of 17 C.F.R. Section 244.100. The Actions seek, among other relief, an injunction, rescission and rescissory damages, the issuance of a new registration statement (other than the O’Dell Action), and attorneys’ and experts’ fees. The Company believes the claims asserted in the Actions are without merit.

QUESTIONS AND ANSWERS

The following questions and answers address some commonly asked questions regarding the Merger, the Merger Agreement and the extraordinary general meeting. These questions and answers may not address all questions that are important to you. You are encouraged to read carefully the more detailed information contained elsewhere in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents that are referred to in this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions under the caption “Where You Can Find More Information.”

Q:	Why am I receiving these materials?

A:

On May 5, 2022, the Company entered into the Merger Agreement with Parent and Merger Sub. You are receiving this proxy statement/prospectus in connection with the solicitation of proxies by the Company Board in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the Transactions, including the Merger, at an extraordinary general meeting or at any adjournment of such extraordinary general meeting.

Q:	What am I being asked to vote on at the extraordinary general meeting?

A:	You are being asked to vote on the following proposals:

1.	the Merger Proposal; and

2.	the Adjournment Proposal.

The only items of business that the Company Board intends to present at the extraordinary general meeting are set forth in this proxy statement/prospectus. The Company is not aware of any other matters to be presented at the extraordinary general meeting.

Q:	When and where is the extraordinary general meeting?

A:	The extraordinary general meeting will take place on August 31, 2022, at 10:00 a.m. (Taiwan time) (10:00 p.m. Eastern time), at 2F, No.26, Taiyuan Street, Zhubei City, Hsinchu County 302, Taiwan.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:

The Share Record Date is August 5, 2022. Only Company shareholders whose names appear on the register of members of the Company as of the close of business in New York City on the Share Record Date or their proxy holders are entitled to attend and vote at the extraordinary general meeting or any adjournment thereof. The ADS Record Date is July 14, 2022. Only ADS holders as of the close of business in New York City on the ADS Record Date are entitled to instruct the ADS Depositary to vote at the extraordinary general meeting. Alternatively, ADS holders may attend and vote at the extraordinary general meeting if such holder surrenders his or her ADSs to the ADS Depositary for cancellation and becomes a registered holder of Company Shares on the Company’s register of members by the close of business in New York City on the Share Record Date. No assurance can be given that a cancelling holder of ADSs will become a registered holder of Company Shares on the Company’s register of members on or before the Share Record Date.

Q:

If I purchased my Company Shares after the Share Record Date or ADSs after the ADS Record Date, may these Company Shares or Company Shares underlying such ADSs be voted at the extraordinary general meeting?

A:

Company shareholders who are entitled to attend and vote at the extraordinary general meeting are those whose names appear on the register of members of the Company as of the Share Record Date. A subsequent purchaser of Company Shares will need to obtain the relevant proxy from the transferor if he or she wishes to attend or vote at the extraordinary general meeting.

Only ADS holders as of the close of business in New York City on the ADS Record Date are entitled to instruct the ADS Depositary to vote at the extraordinary general meeting.

Q:	How may I vote?

A:

Registered Holder of Company Shares: If you are a registered holder of Company Shares (that is, your Company Shares are registered in your own name in the register of members of the Company) as of the close of business in New York City on the Share Record Date, you may attend and vote in person at the extraordinary general meeting. Alternatively, you may appoint another person as your proxy to attend and vote at the extraordinary general meeting in your stead by returning a duly completed, signed and dated proxy card by mail in the accompanying pre-addressed envelope in accordance with the instructions printed thereon.

You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity.

In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m., (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person, and in such event, the proxy shall be revoked by operation of law.

Beneficial Owners: If you hold your Company Shares in “street name” through a broker, bank or other securities intermediary or nominee on Nasdaq, please provide your voting instructions in accordance with the instructions of your bank, broker, or other securities intermediary or nominee. Your bank, broker or other securities intermediary or nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions.

Alternatively, if you wish to attend the extraordinary general meeting and vote in person and if you hold your Company Shares in “street name,” you must obtain a proxy from the bank, broker or other securities intermediary or nominee that holds your Company Shares, giving you the right to attend and vote the Company Shares at the extraordinary general meeting. In that case, you must also bring a statement from your bank, broker or other securities intermediary or nominee that shows that you owned Company Shares as of the Share Record Date.

If you hold your ADSs in “street name” through a broker, bank or other securities intermediary or nominee on Nasdaq, please provide your voting instructions in accordance with the instructions of your bank, broker, or other securities intermediary or nominee and follow the directions that you received. Your bank, broker or other securities intermediary or nominee will set the deadline for receipt of your voting instructions sufficiently in advance to deliver your voting instructions to the ADS Depositary at or before 12:00 p.m. (Eastern time) on August 25, 2022, the ADS voting instructions deadline established by the ADS Depositary.

Alternatively, if you wish to attend the extraordinary general meeting and vote in person and if you hold your ADSs in “street name,” please promptly contact your broker, bank or other securities intermediary or nominee to find out what actions you need to take to instruct the broker, bank or other securities intermediary or nominee to cancel the ADSs on your behalf so that you will become a registered holder of the Company Shares underlying your ADSs prior to the close of business in New York City on the Share Record Date. No assurances can be given that a holder of ADSs held in “street name” will become a registered holder of Company Shares on the Company’s register of members on or before the Share Record Date.

Record Holder of ADSs: The Company will instruct the ADS Depositary to deliver to ADS holders as of the ADS Record Date a Depositary Notice and ADS voting instruction card and ADS holders as of the ADS Record Date will have the right to instruct the ADS Depositary how to vote the Company Shares underlying their ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the Deposit Agreement. A copy of the Deposit Agreement is available free of charge at the SEC’s website at www.sec.gov. If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not surrender such ADSs and become a registered holder of the Company Shares underlying your ADSs as explained below), you cannot attend and vote at the extraordinary general meeting directly (whether in person or by proxy), but you may instruct the ADS Depositary (as the registered holder of Company Shares underlying your ADSs) how to vote the Company Shares underlying your ADSs. The ADS Depositary must receive such instructions no later than 12:00 p.m. (Eastern time) on August 25, 2022 in order to ensure the Company Shares underlying your ADSs are properly voted at the extraordinary general meeting. The ADS Depositary will endeavor to vote (or to cause the vote of) (in person or by proxy), in so far as practicable and permitted under applicable law, the provisions of the Deposit Agreement and the articles of association of the Company, the Company Shares represented by ADSs at the extraordinary general meeting in accordance with the voting instructions timely received (or deemed received) from holders of ADSs. If you hold your ADSs through a broker, bank or other securities intermediary or nominee, you must rely on the procedures of the broker, bank or other securities intermediary or nominee through which you hold your ADSs if you wish to vote.

Q:	What happens if I do not indicate how to vote on the proxy card or voting instruction form?

A:

If you are a registered holder of Company Shares and if you vote by proxy, your Company Shares will be voted at the extraordinary general meeting in the manner you indicate in your proxy card. If you return a valid proxy card, but do not specify how you want your Company Shares to be voted, they will be voted “FOR” the Merger Proposal and the Adjournment Proposal, as recommended by the Company Board, unless you appoint a person other than the chairman of the extraordinary general meeting as proxy, in which case the Company Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

Under the rules that govern brokers, banks and other securities intermediaries or nominees that have record ownership of Company Shares or ADSs that are held in street name for their clients, brokers, banks and other securities intermediaries or nominees typically have the discretion to vote such Company Shares or ADSs on routine matters even when they have not received instructions from beneficial holders. Both of the proposals to be voted on at the extraordinary general meeting are considered non- routine matters on which brokers do not have discretion to vote. Accordingly, if you are a beneficial owner and hold your Company Shares or ADSs in “street name” through a bank, broker or other securities intermediary or nominee on Nasdaq and return your voting instruction form but do not specify voting instructions for the Merger Proposal or the Adjournment Proposal, your bank, broker or other securities intermediary or nominee will not be permitted to cast a vote with respect to such proposals (commonly referred to as a “broker non-vote”). The Company encourages you to provide instructions to your broker regarding the voting of your Company Shares or ADSs; otherwise, if you do not provide instructions to your broker, bank or other securities intermediary or nominee regarding how to vote your Company Shares or ADSs, then your Company Shares or ADSs will not be voted on these important proposals.

Pursuant to Section 4.07 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any ADSs and it will not vote or attempt to exercise the right to vote any ADSs other than in accordance with voting instructions timely received from the relevant ADS holder except as discussed below. Accordingly, ADS holders as of the ADS Record Date whose voting instructions are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company for the items set forth in such voting instruction. In addition, if the ADS Depositary does not receive timely voting instructions from an ADS holder as of the ADS Record Date on or before the ADS Voting Instruction deadline, such ADS holder shall be deemed, and the ADS Depositary shall deem such ADS holder, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Company Shares, in each case upon the terms of the Deposit Agreement; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Company Shares may be materially adversely affected as to such matter.

Q:	If any broker, bank or other securities intermediary or nominee holds my Company Shares in “street name,” will my nominee vote my Company Shares for me?

A:

No. Your bank, broker or other securities intermediary or nominee is not permitted to vote your Company Shares or ADSs on any proposal currently scheduled to be considered at the extraordinary general meeting unless you instruct your bank, broker or other securities intermediary or nominee how to vote. You should follow the procedures provided by your bank, broker or other securities intermediary or nominee to vote your Company Shares or ADSs. Without instructions, your Company Shares or ADSs will not be counted as voted at the extraordinary general meeting.

Q: How are abstentions counted?

A:

If you return a proxy card that indicates an abstention from voting on all matters, the Company Shares represented by your proxy will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business, but they will not be counted in tabulating the voting result for any particular proposal.

Q: May I attend the extraordinary general meeting and vote in person?

A:

Registered holders of Company Shares as of the close of business in New York City on the Share Record Date may attend the extraordinary general meeting and vote in person. Even if you plan to attend the extraordinary general meeting in person, to ensure that your Company Shares will be represented at the extraordinary general meeting, the Company encourages you to complete, sign, date and return the enclosed proxy card in the accompanying pre-addressed envelope in accordance with the instructions printed on the proxy card. In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator by 10:00 a.m. (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person, and in such event, the proxy shall be revoked by operation of law.

If you hold your Company Shares in “street name” through a broker, bank or other securities intermediary or nominee on Nasdaq, you should instruct your bank, broker or other securities intermediary or nominee how to vote your Company Shares in accordance with the voting instruction form that you will receive from your bank, broker or other securities intermediary or nominee. Your bank, broker or other securities intermediary or nominee cannot vote on any of the proposals, including the Merger Proposal, without your instructions. If you hold your Company Shares in “street name” through a broker, bank or other securities intermediary or nominee on Nasdaq, you may not vote your Company Shares in person at the extraordinary general meeting unless you obtain a proxy from your bank, broker or other securities intermediary or nominee.

If you own ADSs as of the close of business in New York City on the ADS Record Date, you may vote at the extraordinary general meeting directly if you surrender your ADSs and become a registered holder of the Company Shares underlying your ADSs prior to the close of business in New York City on the Share Record Date. If you wish to surrender your ADSs for the purpose of voting the corresponding Company Shares directly at the extraordinary general meeting after the ADS Record Date, you need to make arrangements with your broker or custodian to deliver your ADSs to the ADS Depositary for cancellation before the close of business in New York City on July 28, 2022 together with (a) delivery instructions for the corresponding Company Shares (the name and address of person who will be the registered holder of such Company Shares), (b) payment of the ADS Depositary’s fees (up to $5.00 per 100 ADSs to be cancelled pursuant to the terms of the Deposit Agreement), which will not be borne by the Company, and any applicable taxes, and (c) certification to the Company that you either (i) beneficially owned the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled, or have given voting instructions to the ADS Depositary as to the ADSs being cancelled (or have cancelled all voting instructions previously given), or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the corresponding Company Shares at the extraordinary general meeting or (ii) did not beneficially own the relevant ADSs as of the ADS Record Date and undertake not to vote the corresponding Company Shares at the extraordinary general meeting. Upon surrender of the ADSs, the ADS Depositary will direct Hongkong and Shanghai Banking Corporation Limited (the “ADS Custodian”), to deliver, or cause the delivery of, the Company Shares represented by the ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the ADS Depositary for such purpose. If after the registration of Company Shares in your name you wish to receive a certificate evidencing the Company Shares registered in your name, you will need to request the Company to instruct its Cayman Islands share registrar services provider, Suntera (Cayman) Limited, to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a public company in the United States and the ADSs will continue to be listed on Nasdaq. As a result, if you have surrendered your ADSs for cancellation and became a registered holder of Company Shares in order to attend the extraordinary general meeting and you wish to be able to sell your Company Shares on a stock exchange, you will need to deposit your Company Shares with the ADS Custodian for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (up to $5.00 per 100 ADSs issued), applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

Q:	What is the proposed Merger and what effects will it have on the Company?

A:

The proposed Merger is to effect the acquisition of the Company by Parent. If the Merger Proposal is approved by the Company shareholders at the extraordinary general meeting and the other closing conditions under the Merger Agreement have been satisfied or waived, Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent, and the ADSs will no longer be publicly traded and will be delisted from Nasdaq and the ADS program for the Company Shares will terminate. In addition, the Company Shares and ADSs will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC.

Q:	What will I receive if the Merger is completed?

A:

If you are a registered holder of Company Shares (other than Excluded Shares and Company Shares represented by ADSs) immediately prior to the Effective Time, and if the Merger is consummated, you will be entitled to receive, without interest and net of any applicable withholding taxes, for each Company Share you own immediately prior to the Effective Time, (i) the $23.385 in cash and (ii) 0.097 Parent Shares, with cash in lieu of any fractional Parent Shares, unless you validly exercise and have not effectively withdrawn or lost your dissenters’ rights under section 238 of the CICA, a copy of which is attached as Annex B to this proxy statement/prospectus, with respect to the Merger, in which event you will not be entitled to the Per Share Merger Consideration, but will instead be entitled to receive payment of the fair value of your Company Shares as determined in accordance with section 238 of the CICA.

If you own ADSs (other than ADSs representing any Excluded Shares) immediately prior to the Effective Time, and if the Merger is consummated, you will be entitled to receive, without interest and net of any applicable withholding taxes, for each ADS you own immediately prior to the Effective Time, (i) $93.54 in cash and (ii) 0.388 Parent Shares, with cash in lieu of any fractional Parent Shares. The ADS holders will pay any applicable fees, charges and expenses of the ADS Depositary (including applicable ADS cash distribution fees, depositary servicing fees and ADS cancellation fees, each of up to $0.05 per ADS) and government charges due to or incurred by the ADS Depositary, in each case, in cash, without interest, in connection with the cancellation of the ADSs surrendered and the distribution of the Per ADS Merger Consideration to holders of ADSs.

Q:	Will fractional Parent Shares be issued?

A:

No. If the aggregate number of Parent Shares that you are otherwise entitled to receive as part of the Merger Consideration includes a fraction of a Parent Share, you will receive a cash payment (without interest) in an amount equal to such fractional part of a Parent Share multiplied by the volume weighted average price of a Parent Share for a 10 trading day period, starting with the opening of trading on the 11th trading date prior to the Closing to the closing of trading on the second to last trading date prior to the Closing, as reported by Bloomberg. See “The Merger — Merger Consideration.”

Q:	What do I need to do now?

A:

We encourage you to read this proxy statement/prospectus, the annexes to this proxy statement/ prospectus and the documents that are referred to in this proxy statement/prospectus carefully and consider how the Merger affects you. The Company also urges that you complete, sign, date and return, as promptly as possible, the enclosed proxy card in the accompanying reply envelope in accordance with the instructions printed on the proxy card or give voting instructions to the ADS Depositary, your broker, bank or other securities intermediary or nominee, so that your Company Shares (including Company Shares represented by ADSs) can be voted at the extraordinary general meeting. If you hold your Company Shares or ADSs in “street name,” please refer to the voting instruction card provided by your bank, broker or other securities intermediary or nominee to vote your Company Shares or ADSs.

Q:	Should I send in my share certificates or my ADSs now?

A:

No, please do not send in your Company Share certificates with your proxy card. After the Merger is completed, you will receive a letter of transmittal containing instructions for how to send your share certificates to the bank or trust company Parent selects to act as the exchange agent for the Merger (the “Exchange Agent”) in order to receive the appropriate Per Share Merger Consideration for the Company Shares represented by your share certificates. Similarly, you should not send in the ADSs that evidence your ADSs at this time. After the Merger is completed, the ADS Depositary will call for the surrender of all ADSs for delivery of the Per ADS Merger Consideration. ADS holders will receive a form of letter of transmittal and written instructions from the ADS Depositary relating to the foregoing.

Q:	What happens if I sell or otherwise transfer my Company Shares or ADSs after the Share Record Date or ADS Record Date but before the extraordinary general meeting?

A:

The Share Record Date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date the Merger is expected to be completed. If you sell or transfer your Company Shares after the Share Record Date but before the extraordinary general meeting, you will retain your right to vote those Company Shares at the extraordinary general meeting, but you will transfer the right to receive the Merger Consideration, if the Merger is completed, to the person to whom you sell or transfer your Company Shares. Even if you sell or otherwise transfer your Company Shares after the Share Record Date, the Company encourages you to complete, sign, date and return the enclosed proxy card in the accompanying pre-addressed envelope in accordance with the instructions printed on the proxy card.

The ADS Record Date is the close of business in New York City on July 14, 2022. If you sell or transfer your ADSs after the ADS Record Date but before the extraordinary general meeting, you will retain your right to instruct the ADS Depositary to vote at the extraordinary general meeting, but you will transfer the right to receive the Merger Consideration, if the Merger is completed, to the person to whom you sell or transfer your ADSs. Even if you sell or otherwise transfer your ADSs after the ADS Record Date, the Company encourages you to provide instructions to the ADS Depositary on how to vote the Company Shares underlying your ADSs at the extraordinary general meeting.

Q:	How does the Company Board recommend that I vote?

A:

The Company Board, after considering the various factors described under the caption “The Merger — Reasons for the Merger and Recommendation of the Company Board,” has unanimously (1) determined that the Transactions, including the Merger, are advisable, fair to, and in the best interests of, the Company and the Company shareholders; (2) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Merger; (3) directed that the Merger Agreement be submitted to the Company shareholders for its adoption; and (4) resolved to recommend that the Company shareholders adopt the Merger Agreement.

Accordingly, the Company Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Q:	What happens if the Merger is not completed?

A:

If the Merger Proposal is not approved by the Company shareholders or if the Merger is not completed for any other reason, the Company securityholders will not receive any Merger Consideration for their Company Shares or ADSs. Instead, the Company will remain an independent public company, the ADSs will continue to be listed and traded on Nasdaq, and the Company Shares and ADSs will continue to be registered under the Exchange Act, and the Company will continue to file periodic reports with the SEC.

The Company will be required to pay Parent a termination fee of $132 million if the Merger Agreement is terminated under certain circumstances that are specified in the Merger Agreement, and Parent will be required to pay to the Company a termination fee of $160 million if the Merger Agreement is terminated under certain other circumstances that are specified in the Merger Agreement. For more details see the section of this proxy statement/prospectus captioned “The Merger Agreement — Termination Fees.”

Q:	What vote is required to approve the Merger Proposal?

A:

The affirmative vote of the Company shareholders representing not less than two-thirds (2/3) of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective representative at the extraordinary general meeting (or any adjournment thereof) is required to approve the Merger Proposal.

At the close of business in New York City on the Share Record Date, approximately 132,204,040 Company Shares are expected to be issued and outstanding and entitled to vote at the extraordinary general meeting.

You may vote either “FOR” or “AGAINST” the Merger Proposal, or you may abstain.

Q:	What vote is required to approve the Adjournment Proposal?

A:

A simple majority of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof) is required to approve the Adjournment Proposal.

You may vote either “FOR” or “AGAINST” such the Adjournment Proposal, or you may abstain.

Q:	How many Company Shares must be present or represented to conduct business at the extraordinary general meeting (that is, what constitutes a quorum)?

A:

The presence of two or more registered Company shareholders entitled to vote in person or by proxy or (in the case of a Company shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the extraordinary general meeting will constitute a quorum for the extraordinary general meeting.

Q:	What happens if a quorum is not present?

A:

If within thirty (30) minutes (or such longer time not exceeding one hour as the chairman of the extraordinary general meeting may determine to wait) after the time appointed for the extraordinary general meeting a quorum is not present, the extraordinary general meeting will be adjourned to the same day in the immediately following week at the same time and place or to such time and place as the Company Board may determine. At such adjourned extraordinary general meeting, if a quorum is not present within half an hour from the time appointed for holding the extraordinary general meeting, the extraordinary general meeting shall be dissolved. Under the terms of the Merger Agreement, the extraordinary general meeting cannot be adjourned for more than five business days at a time or ten business days in the aggregate after the date for which the extraordinary general meeting was originally scheduled without the prior written consent of Parent.

Q:	What is the difference between holding Company Shares or ADSs as a holder of record and as a beneficial owner?

A:

Most Company securityholders hold their Company Shares or ADSs through a broker, bank or other securities intermediary or nominee rather than directly in their own name. As summarized below, there are some distinctions between Company Shares or ADSs held of record and those owned beneficially.

Registered Shareholders. If your Company Shares are registered in your name in the register of members of the Company, you are considered, with respect to those Company Shares, the Company shareholder of record, and proxy materials are being sent directly to you by the Company. As the registered Company shareholder, you have the right to attend and vote in person at the extraordinary general meeting or appoint another person to attend and vote on your behalf at the extraordinary general meeting by completing, signing and dating the enclosed proxy card and returning it to the Company’s coordinator in the enclosed pre-addressed return envelope in accordance with the instructions printed on the proxy card. In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person, and in such event, the proxy shall be revoked by operation of law.

ADS Holders of Record. If your ADSs are registered directly in your name, you are considered, with respect to those ADSs, the ADS holders of record. The Company will instruct the ADS Depositary to deliver to you a Depositary Notice and ADS voting instruction card, and you have the right to instruct the ADS Depositary how to vote the Company Shares underlying your ADSs at the extraordinary general meeting, subject to and in accordance with the terms of the Deposit Agreement. If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not surrender such ADSs and become a registered holder of the Company Shares underlying your ADSs prior to the close of business in New York City on the Share Record Date), you cannot attend and vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary (as the registered holder of Company Shares underlying your ADSs) how to vote the Company Shares underlying your ADSs.

Beneficial Owners of Company Shares. If your Company Shares are held through a broker, bank or other securities intermediary or nominee, you are considered the beneficial owner of Company Shares held in street name, and proxy materials are being forwarded to you together with a voting instruction form. As the beneficial owner, you have the right to direct your broker, trustee or other securities intermediary or nominee to vote your Company Shares as you instruct in the voting instruction form. If you hold Company Shares through a broker, trustee or other securities intermediary or nominee, you may also vote in person at the extraordinary general meeting, but only after you obtain a proxy from the broker, trustee or other securities intermediary or nominee that holds your Company Shares, giving you the right to vote your Company Shares at the extraordinary general meeting. Your broker, trustee or other securities intermediary or nominee has enclosed or provided a voting instruction form for you to use in directing the broker, trustee or nominee how to vote your Company Shares.

Beneficial Owners of ADSs. If your ADSs are held through a broker, bank or other securities intermediary or nominee, you are considered the beneficial owner of ADSs held in street name, and proxy materials are being forwarded to you together with a voting instruction form. As the beneficial owner, you have the right to direct your broker, trustee or other securities intermediary or nominee to instruct the ADS Depositary how to vote the Company Shares underlying your ADSs at the extraordinary general meeting. If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not surrender such ADSs and become a registered holder of the Company Shares underlying your ADSs prior to the close of business in New York City on the Share Record Date), you cannot attend and vote at the extraordinary general meeting directly, but you may direct your broker, trustee or nominee to instruct the ADS Depositary (as the registered holder of Company Shares underlying your ADSs) how to vote the Company Shares underlying your ADSs.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote or revoke your proxy prior to the vote at the extraordinary general meeting.

Record Holder of Company Shares: If you are a registered holder of Company Shares, you may change your vote or revoke your proxy by (1) duly completing and signing another proxy card bearing a later date and returning it to the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022; (2) delivering a written notice of revocation to the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan, at least two hours before the commencement of the extraordinary general meeting or the taking of the poll; or (3) attending the extraordinary general meeting and voting in person at the extraordinary general meeting. If you wish to change your vote or revoke your proxy, you should contact the Company’s Proxy Solicitor at the address set forth below and request a new proxy card or voting instruction form.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Company securityholders may call toll free: (800) 431-9629

Email: SIMO@dfking.com

Beneficial Owners of Company Shares on Nasdaq: If you hold your Company Shares in “street name” through a broker, bank or other securities intermediary or nominee on Nasdaq, in order to change your voting instructions, you must follow the relevant directions from your broker, bank, or other securities intermediary or nominee. You may also vote in person at the extraordinary general meeting if you obtain a proxy from your bank, broker or other securities intermediary or nominee.

ADS Holders: If you are a registered holder of ADSs, you may revoke your voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 p.m. (Eastern time) on August 25, 2022. An ADS holder can do this in one of two ways: An ADS holder can revoke his, her or its voting instructions by written notice of revocation timely delivered to the ADS Depositary; or can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

Beneficial Owners of ADSs on Nasdaq: If you hold your ADSs in “street name” through a broker, bank or other securities intermediary or nominee on Nasdaq, in order to change your voting instructions, you must follow the relevant directions from your broker, bank, or other securities intermediary or nominee.

Q:	What should I do if I receive more than one proxy card or voting instruction form?

A:

You may receive more than one set of these proxy solicitation materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction forms. Please complete, sign date and return all proxy cards and voting instruction forms you receive to ensure that all your Company Shares (including Company Shares represented by ADSs) are voted. For example, if you hold your Company Shares or ADSs in more than one brokerage account, you may receive a separate voting instruction form for each brokerage account in which you hold Company Shares or ADSs. In addition, if your Company Shares or ADSs are registered in more than one name, you may receive more than one proxy card or voting instruction form.

Q:	Where can I find the voting results of the extraordinary general meeting?

A:

If available, the Company may announce preliminary voting results at the conclusion of the extraordinary general meeting. The Company intends to publish final voting results in a Report of Foreign Private Issuer on Form 6-K to be furnished to the SEC following the extraordinary general meeting. All reports that the Company files or furnishes with the SEC are publicly available when filed or furnished. See the section of this proxy statement/prospectus captioned “Where You Can Find More Information.”

Q:

Will U.S. Holders (as defined in “The Merger — Tax Consequences of the Merger — Material U.S. Federal Income Tax Consequences”) be subject to U.S. federal income tax upon the exchange of Company Shares or ADSs for cash and Parent Shares pursuant to the Merger?

A:

The exchange of the Company Shares or ADSs for cash and Parent Shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. For more details, see “The Merger — Tax Consequences of the Merger — Material U.S. Federal Income Tax Consequences.”

Q:	What will the holders of Company equity awards receive in the Merger?

A:

Immediately prior to the Effective Time, each Company RSU Award, whether vested or unvested, other than those granted to a non-employee director, that is outstanding immediately prior to the Effective Time, will be cancelled and converted into a Converted RSU Award, equal to the product of (x) the number of Company Shares subject to such Company RSU Award and (y) the sum of (I) 0.097, and (II) the quotient obtained by dividing (A) the Per Share Cash Merger Consideration by (B) the Parent Share VWAP.

Each Converted RSU Award will be subject to the same terms and conditions as were applicable under the applicable Company RSU Award (including any applicable change of control or other accelerated vesting provisions).

Immediately prior to the Effective Time, each Company RSU Award that is held by a non-employee director of the Company and is outstanding immediately prior to the Effective Time will vest in full and will be cancelled and converted into the right to receive the Per Share Merger Consideration multiplied by the number of Company Shares subject to such Company RSU Award.

All of the amounts described in this section will be subject to any applicable withholding taxes and deductions

For more details on the treatment of Company equity awards in the Merger please refer to the section captioned “The Merger Agreement — Treatment of Company Equity Awards.”

Q:	When do you expect the Merger to be completed?

A:

The Merger has been approved by the Company Board, the Parent Board and the board of directors of Merger Sub, as well as the sole member of Merger Sub, and the parties are working towards completing the Merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the Merger is completed. See the section of this proxy statement/prospectus titled “The Merger Agreement — Conditions to the Consummation of the Merger” for further information.

Q:	Am I entitled to appraisal rights?

A:

Registered Company shareholders who dissent from the Merger in accordance with the requirements of the CICA will have the right to receive payment of the fair value of their Company Shares as determined in accordance with section 238 of the CICA if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of section 238 of the CICA. A copy of section 238 of the CICA is attached as Annex B to this proxy statement/prospectus. The fair value of their Company Shares as determined under the CICA could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Company Shares. This proxy statement/prospectus is not to be construed or taken as legal advice on Cayman Islands law. Registered Company shareholders who wish to exercise any rights under section 238 of the CICA or otherwise must obtain their own copy of the complete CICA and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

If you are a beneficial owner and hold your Company Shares in “street name” through a bank, broker or other securities intermediary or nominee and wish to dissent from the Merger, you must make all necessary arrangements with the relevant bank, broker or other securities intermediary or nominee (as the case may be) to ensure that your Company Shares are registered in your own name in the register of members of the Company such that you become a registered Company shareholder in order for you to exercise dissenters’ rights. Banks, brokers or other securities intermediaries or nominees are unlikely to exercise or attempt to exercise any dissenters’ rights with respect to any of the Company Shares that they hold, even if a beneficial owner of Company Shares requests them to do so. You must contact the relevant bank, broker or other securities intermediary or nominee promptly to ensure that you become a registered holder of your Company Shares in sufficient time ahead of the date of the extraordinary general meeting, as you must deliver to the Company a written objection to the Merger before the vote to authorize and approve the Merger is taken at the extraordinary general meeting. You must subsequently comply with all procedures and requirements for exercising dissenters’ rights with respect to the Company Shares under Section 238 of the CICA. If the Merger is not consummated, the Company will continue to be a public company in the United States. As a result, if you become a registered shareholder for purposes of exercising dissenters’ rights and the Merger is not consummated, and you wish to transfer your Company Shares back to a bank, broker or other securities intermediary or nominee, you will need to contact the relevant bank, broker or other securities intermediary or nominee to make all necessary arrangements.

ADS holders will not have the right to exercise dissenters’ rights and receive payment of the fair value of the Company Shares underlying their ADSs. The ADS Depositary will not exercise or attempt to exercise any dissenters’ rights with respect to any of the Company Shares that it holds, even if an ADS holder requests the ADS Depositary to do so. ADS holders wishing to exercise dissenters’ rights must surrender their ADSs before the close of business on August 19, 2022 to the ADS Depositary for cancellation, pay the ADS Depositary’s fees for the cancellation of their ADSs, provide delivery instructions for the Company Shares represented by the ADSs so canceled, and certify to the Company that they either (i) beneficially owned the ADSs as of the ADS Record Date and have not given, and will not give, voting instructions as to the ADSs being cancelled (or have cancelled all voting instructions previously given), or have given voting instructions to the ADS Depositary as to the ADSs being cancelled but undertake not to vote the Company Shares represented by the ADSs so canceled at the extraordinary general meeting, or (ii) did not beneficially own the relevant ADSs as of the ADS Record Date and undertake not to vote the corresponding Company Shares at the extraordinary general meeting, and become registered holders of Company Shares before the vote to authorize and approve the Merger is taken at the extraordinary general meeting. For the avoidance of doubt, any ADS holders who cancel their ADSs for delivery of Company Shares after the Share Record Date will not be entitled to attend or vote at the extraordinary general meeting, but will be entitled to exercise dissenters’ rights if they become registered holders of Company Shares before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, in accordance with the immediately preceding sentence. After cancelling their ADSs and becoming registered holders of Company Shares, such former ADS holders must comply with the procedures and requirements for exercising dissenters’ rights with respect to the Company Shares under Section 238 of the CICA. If the Merger is not consummated, the Company will continue to be a public company in the United States and the ADSs will continue to be listed on Nasdaq. Company Shares are not listed and cannot be traded on any stock exchange other than Nasdaq, and in such case only in the form of ADSs. As a result, if a former ADS holder has surrendered his, her or its ADSs for cancellation and became a registered holder of Company Shares in order to exercise dissenters’ rights and the Merger is not consummated and such former ADS holder wishes to be able to sell his, her or its Company Shares on a stock exchange, such former ADS holder will need to deposit his, her or its Company Shares with the ADS Custodian for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (up to $5.00 per 100 ADSs issued), applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

We encourage you to read the section of this proxy statement/prospectus entitled “Dissenters’ Rights” as well as “Annex B — Cayman Islands Companies Act (2022 Revision) — Section 238” to this proxy statement/prospectus carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenters’ rights.

Q:	Do any of the Company’s directors or officers have any interests in the Merger?

A:

Yes. The Company’s directors and executive officers may have interests in the Merger that may be different from, or in addition to, your interests as a Company securityholder. The Company Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Company shareholders vote in favor of the Merger Proposal. These interests are described in more detail under the caption “The Merger — Interests of the Company’s Directors and Executive Officers in the Merger.”

Q:	Who can help answer my questions?

A:

If you have any questions concerning the Merger, the extraordinary general meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your Company Shares or ADSs, please contact the Company’s Proxy Solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Company securityholders may call toll free: (800) 431-9629

Email: SIMO@dfking.com

SELECTED UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION OF MAXLINEAR AND SILICON MOTION

The following selected unaudited pro forma combined financial information has been prepared to illustrate the effect of the merger. The unaudited pro forma combined balance sheet information gives effect to the merger as if it occurred on March 31, 2022. The unaudited pro forma combined statement of operations information for the year ended December 31, 2021 and three months ended March 31, 2022 gives effect to the merger as if it occurred on January 1, 2021.

The following selected unaudited pro forma combined financial information is for illustrative and informational purposes only. It does not purport to indicate the results that would actually have been obtained had the merger been completed on the assumed date or for the periods presented, or which may be realized in the future. Future results may vary significantly from the results reflected because of various factors, including those factors discussed in the section entitled “Risk Factors.”

The selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the section entitled “Unaudited Pro Forma Combined Financial Information” and the related notes.

	Three Months Ended March 31, 2022	Year Ended December 31, 2021
	(in thousands, except per share data)	(in thousands, except per share data)
Selected Unaudited Pro Forma Combined Statement of Operations Data
Net revenue	$505,905	$1,814,498
Gross profit	224,578	731,987
Income (loss) from operations	48,930	(60,414)
Net income (loss)	(3,348)	(208,256)
Net income (loss) per share:
Basic	$(0.04)	$(2.32)
Diluted	$(0.04)	$(2.32)

As of March 31, 2022
(in thousands, except per share data)
Selected Unaudited Pro Forma Combined Balance Sheet Data
Cash, cash equivalents and short- and long-term restricted cash and investments	$9,698
Working capital	(65,714)
Total assets	5,746,100
Total stockholders’ equity	1,191,975

COMPARATIVE HISTORICAL AND UNAUDITED

PRO FORMA COMBINED PER SHARE DATA

The following table summarizes per share information for (i) MaxLinear and Silicon Motion on a historical basis, (ii) MaxLinear on a pro forma combined basis giving effect to the Merger, and (iii) Silicon Motion on a pro forma equivalent basis based on the exchange ratio of 0.388 Parent Shares per ADS and the exchange ratio of 0.097 Parent Shares for each Company Share. It has been assumed that the Merger occurred on January 1, 2021, the first day of MaxLinear’s fiscal year ended December 31, 2021, in the case of net income (loss) per share, and at March 31, 2022, in the case of book value per share data.

The following comparative historical and unaudited pro forma combined per share data is for illustrative and informational purposes only. It does not purport to indicate the results that would actually have been obtained had the Merger been completed on the assumed date or for the periods presented, or which may be realized in the future. Future results may vary significantly from the results reflected because of various factors, including those factors discussed in the section entitled “Risk Factors.”

The following information should be read in conjunction with the consolidated financial statements and related notes of each of MaxLinear and Silicon Motion that are incorporated by reference in this proxy statement/prospectus and with the information in the section entitled “Unaudited Pro Forma Combined Financial Information” and the related notes included in this proxy statement/prospectus.

	Three Months Ended	Year Ended
	March 31, 2022	December 31, 2021
MaxLinear, Inc.
Net income (loss) per share – basic:
Historical	$0.44	$0.55
Pro forma combined(1)	$(0.04)	$(2.32)
Net income (loss) per share – diluted:
Historical	$0.42	$0.53
Pro forma combined(1)	$(0.04)	$(2.32)
Book value per common share(2)
Historical	$6.84	$6.43
Pro forma combined(1)	$13.09	N/A
Silicon Motion Technology Corporation
Net income (loss) per ordinary share – basic:
Historical
Equivalent pro forma(1)(3)
Net income (loss) per ordinary share – diluted:
Historical	$0.40	$1.43
Equivalent pro forma(1)(3)	$0.00	$(0.23)
Book value per ordinary common share(2)
Historical	$4.58	$4.72
Equivalent pro forma(1)(3)	$1.27	N/A

(1)	Amounts calculated based on pro forma combined financial statements giving effect to the Merger.
(2)	Amounts calculated by dividing shareholders’ equity by weighted average common shares outstanding.
(3)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio of 0.097 Parent Shares for each Company Share.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Parent Shares are listed for trading on Nasdaq under the symbol “MXL.” ADSs are listed for trading on Nasdaq under the symbol “SIMO.”

Historical Market Price Information

The following table sets forth, for the periods indicated, the intraday high and low sales prices and dividends paid per Parent Share and per ADS, in both cases as reported.

On May 4, 2022, the last trading day before the execution of the Merger Agreement, the closing price of a Parent Share was $53.61. On July 8, 2022, the last practicable trading day prior to the date of this proxy statement/prospectus, the closing price of a Parent Share was $35.13.

On May 4, 2022, the last trading day before the execution of the Merger Agreement, the closing price of an ADS was $81.20. On July 8, 2022, the last practicable trading day prior to the date of this proxy statement/prospectus, the closing price of an ADS was $82.45.

On July 8, 2022, the last practicable day prior to the date of this proxy statement/prospectus, there were 78,333,277 Parent Shares outstanding and 132,182,440 Company Shares outstanding (including shares represented by ADSs). As of such date, there were 58 holders of record of Parent Shares and 612 holders of record of Company Shares.

	PARENT			THE COMPANY
			Dividend Paid			Dividend Paid
	High	Low	(per share)	High	Low	(per ADS)
	($)	($)	($)	($)	($)	($)
Quarter ended September 30, 2019	26.20	18.71	—	45.94	30.86	0.30
Quarter ended December 31, 2019	23.10	18.68	—	50.87	34.73	0.35
Quarter ended March 31, 2020	21.89	7.79	—	53.04	26.72	0.35
Quarter ended June 30, 2020	22.00	10.20	—	52.46	35.11	0.35
Quarter ended September 30, 2020	28.36	20.91	—	50.42	35.13	0.35
Quarter ended December 31, 2020	38.61	22.75	—	48.39	35.16	0.35
Quarter ended March 31, 2021	44.05	30.47	—	67.69	46.54	0.35
Quarter ended June 30, 2021	42.62	31.76	—	74.10	60.00	0.35
Quarter ended September 30, 2021	55.00	38.28	—	81.87	58.86	0.35
Quarter ended December 31, 2021	77.89	45.69	—	96.73	66.06	0.50
Quarter ended March 31, 2022	77.24	50.34	—	96.89	64.41	0.50
Quarter ended June 30, 2022	59.57	32.87	—	98.65	65.03	0.50
Quarter ended September 30, 2022 (through July 8, 2022)	35.30	30.17	—	83.76	79.53	—

Recent Closing Prices and Comparative Market Price Information

The following table presents the closing prices of ADSs and Parent Shares on May 4, 2022, the last trading day before the public announcement of the Merger Agreement, and July 8, 2022, the last practicable trading day prior to the filing of this proxy statement/prospectus. The table also shows the estimated value of the Per ADS Merger Consideration on the respective dates. The estimated value of the Per ADS Merger Consideration represents the sum of $93.54 in cash per ADS, plus the implied value of 0.388 Parent Shares per ADS, based on the closing prices of Parent Shares on May 4, 2022 and July 8, 2022.

	Company Closing Price Per ADS	Parent Closing Price	Estimated Value of the Per ADS Merger Consideration
May 4, 2022	$81.20	$53.61	$114.34
July 8, 2022	$82.45	$35.13	$107.17

The above table shows only historical comparisons. The market price of ADSs and Parent Shares will fluctuate prior to the extraordinary general meeting and before consummation of the Merger, which will affect the implied value of the Per ADS Merger Consideration paid to the ADS holders. These comparisons may not provide meaningful information to Company securityholders in determining whether to adopt the Merger Agreement. Company securityholders are urged to obtain current market quotations for Parent Shares and ADSs and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus in considering whether to adopt the Merger Agreement. For more information, see the section entitled “Where You Can Find More Information.”

Dividend Policy

Parent’s Dividend Policy. Parent has never declared or paid any cash dividends on Parent Shares and does not anticipate paying cash dividends on Parent Shares for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined organization’s then-current board of directors and will depend upon a number of factors, including the combined organization’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

Silicon Motion’s Dividend Policy. The Company currently declares an annual cash dividend payable in four quarterly installments. The Company last announced an annual cash dividend on October 25, 2021 of $2.00 per ADS, to be paid in four quarterly installments of $0.50 per ADS. The Company paid the first three such quarterly installments on November 24, 2021, February 25, 2022 and May 26, 2022, respectively. Under the terms of the Merger Agreement, during the period prior to Closing, the Company is not permitted to declare, set aside, make or pay any dividend or other distribution, except for (i) the remaining quarterly installment of the annual cash dividend declared on October 25, 2021, which is anticipated to be paid on August 25, 2022, and (ii) dividends or other distributions paid by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in or incorporated by reference into this proxy statement/prospectus are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed Merger, integration and transition plans, synergies, opportunities and anticipated future performance. These statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements. These risks and uncertainties include, among other things:

•

the timing and likelihood of, and any conditions or requirements imposed in connection with, required approvals for the Merger from governmental authorities or the Company shareholders not being obtained;

•	the possibility that the closing conditions to the proposed transaction may not be satisfied or waived;

•	delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction;

•	the occurrence of any event that could give rise to termination of the Merger Agreement;

•

the risk that litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability;

•

the expected benefits of the Merger for the Company securityholders, including the expected ownership percentage, voting interest, and value of the consideration they receive in the combined company immediately following the consummation of the Merger, if it is completed;

•	the possibility that the consummation of the Merger may trigger change in control or other provisions in certain agreements to which the Company is a party;

•	risks that the proposed Merger disrupts the current plans and operations of the Company or Parent;

•	competitive responses to the proposed Merger and the impact of competitive products;

•	unexpected costs, charges or expenses resulting from the Merger;

•	the impact of the Merger on the value of the Parent Shares;

•	the risk that Parent and the Company will be unable to retain or hire key personnel;

•

the risk that disruption from the proposed transaction may adversely affect Parent’s and the Company’s business and their respective relationships with various stakeholders including customers, vendors banks or employees;

•

the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated;

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legislative, regulatory and economic developments, including changing business conditions in the industries in which Parent and the Company operate, including the semiconductor industry, and overall economy as well as the financial performance and expectations of Parent’s and the Company’s existing and prospective customers.

•	the ability to successfully integrate the Company’s business with Parent following the closing; and

•	other risks described in Parent’s and the Company’s reports filed from time to time with the SEC.

For a further discussion of these and other risks, contingencies and uncertainties that may impact Parent, the Company or the combined company, and that the Company shareholders should consider prior to deciding whether to vote “FOR” the adoption of the Merger Agreement, see the section entitled “Risk Factors” and in the Company’s and Parent’s other filings with the SEC incorporated by reference into this proxy statement/prospectus.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus as to the forward-looking statements contained in this proxy statement/prospectus, and as of the date of any document incorporated by reference into this proxy statement/prospectus as to any forward-looking statement incorporated by reference herein. Except as provided by federal securities laws, neither Parent nor the Company is required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to Parent or the Company or any person acting on its or their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Parent and the Company do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as may be required under applicable federal securities laws.

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed under the caption titled “Cautionary Note Regarding Forward-Looking Statements”, you should consider carefully the following risk factors in determining how to vote at the extraordinary general meeting. In addition, you should read and consider the risks associated with each of the businesses of the Company and Parent because these risks will relate to the Surviving Company in the Merger and Parent Shares payable as Merger Consideration in connection with the Merger. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part I, Item 3.D, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022, and Item 1A. “Risk Factors” in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 2, 2022, and in subsequent Quarterly Reports on Form 10-Q filed by Parent, each of which has been incorporated by reference into this proxy statement/prospectus.

The Merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact Parent and the Company and their respective share prices, financial conditions, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement — Conditions to the Consummation of the Merger,” including, among others, that:

•

the approval of the Merger Agreement, the Merger and the consummation of the Transactions by not less than two-thirds (2/3) of the votes cast by the Company shareholders present and voting at the extraordinary general meeting;

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approval by Nasdaq of the listing of the Parent Shares to be issued in the Merger and a declaration of effectiveness by the SEC of the Registration Statement on Form S-4, of which this proxy statement/ prospectus forms a part, filed by Parent in relation to such issuance;

•	the absence of certain orders that restrain, enjoin or prohibit the consummation of the Merger;

•	the expiration or termination of the applicable HSR waiting period and the receipt of clearance from the People’s Republic of China’s State Administration for Market Regulation (“SAMR”);

•

subject to specified exceptions and qualifications for de minimis inaccuracies, materiality and material adverse effect, the accuracy of the representations and warranties with respect to the Company, Parent and Merger Sub, except to the extent any such inaccuracy would not reasonably be expected to have a material adverse effect on the Company or Parent;

•	compliance in all material respects by the Company, Parent and Merger Sub with their respective covenants and agreements contained in the Merger Agreement; and

•	the absence of a continuing material adverse effect on the Company since the date of the Merger Agreement.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement — Termination of the Merger Agreement.” If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.

If the Merger is not completed (including in the case the Merger Agreement is terminated), the Company’s ongoing business may be adversely affected. Under such a scenario, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work, and the Company will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, the Company’s continuing business relationships with business partners and employees, and the market’s perceptions of the Company’s prospects, could be adversely affected, which could have a material adverse impact on the trading price of the ADSs.

The Company also could be subject to litigation related to any failure to complete the Merger. If these risks materialize, the Company’s financial condition, results of operations or prospects could be materially adversely affected.

The exchange ratios are fixed and will not be adjusted to reflect any change in the market prices of either the ADSs or the Parent Shares prior to the Closing.

Upon completion of the Merger, each Company Share issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and Company Shares represented by each ADS) will be cancelled in exchange for the right to receive, without interest and net of any applicable withholding taxes, (i) $23.385 in cash and (ii) 0.097 Parent Shares (and, if applicable, cash in lieu of fractional shares). Upon completion of the Merger, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) will be cancelled in exchange for the right to receive, without interest and net of any applicable withholding taxes, (i) $93.54 in cash and (ii) 0.388 Parent Shares (and, if applicable, cash in lieu of fractional shares).

The exchange ratios applicable to Company Shares and ADSs were fixed in the Merger Agreement and will not be adjusted for changes in the market price of either the ADSs or the Parent Shares. It is impossible to accurately predict the market price of Parent Shares at the completion of the Merger and, therefore, impossible to accurately predict the market price of Parent Shares that Company securityholders will receive in the Merger. The market price for Parent Shares may fluctuate both prior to the completion of the Merger and thereafter for a variety of reasons, including, among others, general market and economic conditions, the demand for Parent’s or the Company’s products and services, changes in laws and regulations, other changes in Parent’s and the Company’s respective businesses, operations, prospects and financial results of operations, market assessments of the likelihood that the Merger will be completed, and the expected timing of the Merger. Many of these factors are beyond Parent’s and the Company’s control. As a result, the market value represented by the exchange ratios applicable to the Company Shares and ADSs will also vary. Parent cannot assure you that, following the Merger, the market price of the combined companies’ ordinary shares or common stock will equal or exceed what the combined market price of Parent Shares and Company Shares and ADSs would have been in the absence of the Merger. It is possible that after the Merger, the equity value of the combined company will be less than the combined equity value of Parent and the Company before the Merger.

Neither Parent nor the Company is permitted to terminate the Merger Agreement solely because of changes in the market prices of Parent Shares or the ADSs. In addition, the market value of Parent Shares (based on the trading price of Parent Shares) may vary significantly from the date of the extraordinary general meeting to the date of the completion of the Merger. Holders of Company Shares and ADSs are advised to obtain current market quotations for Parent Shares and the ADSs in deciding whether to vote to approve the Merger Proposal. There is no assurance that the Merger will be completed, that there will not be a delay in the completion of the Merger, or that all or any of the anticipated benefits of the Merger will be obtained.

Some of the Company’s directors and officers have interests that may be different from, or in addition to, the interests of Company securityholders.

Certain of the Company’s officers and directors may have interests in the Transactions that may be different from, or in addition to, those of the other Company securityholders, which interests are described in the section entitled “The Merger — Interests of the Company’s Directors and Executive Officers in the Merger.” These interests include, among other things, the rights to accelerated vesting of equity awards, the indemnification and insurance and certain payments and benefits provisions contained in or permitted by the Merger Agreement.

The fact that there is a Merger pending could materially harm the businesses and results of operations of the Company or Parent.

While the Merger is pending, the Company and Parent are subject to a number of risks that may harm either business and results of operations, including:

•	the diversion of management and employee attention from implementing growth strategies in existing markets or in new markets that the Company or Parent are targeting;

•	potential diversion of public attention from positioning of the Company or Parent’s independent brand and products in a manner that appeals to customers;

•	the fact that the Company and Parent have and will continue to incur expenses related to the Merger prior to its closing;

•

the potential inability to respond effectively to competitive pressures, industry developments and future opportunities, in particular, given the restrictions on the conduct of the Company’s or Parent’s business during the interim period between signing and closing due to the pre-closing covenants in the Merger Agreement;

•	the Company or Parent could be subject to costly litigation associated with the Merger; and

•

current and prospective employees may be uncertain about their future roles and relationships with the Company or Parent following completion of the Merger, which may adversely affect ability of the Company or Parent to attract and retain key personnel.

The COVID-19 pandemic may delay or prevent the completion of the Merger.

Given the ongoing and dynamic nature of the COVID-19 crisis, it is difficult to predict the impact of that crisis on the businesses of the Company and Parent, and there is no guarantee that efforts by the Company or Parent to address the adverse impact of the COVID-19 pandemic will be effective. The Merger may also be delayed or adversely affected by the COVID-19 pandemic, or become more costly due to the Company’s or Parent’s respective policies or government policies and actions to protect the health and safety of individuals, or government policies or actions to maintain the functioning of national or global economies and markets could delay or prevent the completion of the Merger. The Company or Parent may also incur additional costs to remedy damages caused by such disruptions, which could adversely affect its financial condition or results of operations.

The Company’s obligation to pay a termination fee under certain circumstances and the restrictions on its ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to Company securityholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits the Company from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. If the Company terminates the Merger Agreement in order to accept a Superior Proposal, the Company is required to pay to Parent a termination fee of $132 million. The Company is also required to pay to Parent a termination fee of $132 million under other circumstances described in the section entitled “The Merger Agreement — Termination Fees” and set forth in the Merger Agreement.

If the Merger is not consummated by the Outside Date, either the Company or Parent may, under certain circumstances, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement — Conditions to the Consummation of the Merger” and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond the Company’s control, such as (1) the receipt of the Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, (2) the expiration or termination of the applicable waiting period under the HSR Act, and (3) the receipt of clearance from SAMR. If the Merger has not been completed by the Outside Date, either the Company or Parent may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by the Company shareholders, except that the right to terminate the Merger Agreement would not be available to a party that is in material breach of the Merger Agreement or whose actions or omissions, which constitute a breach of the Merger Agreement, are a principal cause of, or primarily result in, the failure of the Merger to be completed on or before that date. For more information on the Outside Date, please see the section entitled “The Merger Agreement — Termination of the Merger Agreement.”

The Company securityholders or Parent’s stockholders could file additional lawsuits in the future challenging the Merger, which may delay or prevent the Closing, cause the Company or Parent to incur substantial defense or settlement costs, or otherwise adversely affect the Company or Parent.

As of the date of this proxy statement/prospectus, there are four pending lawsuits challenging the Merger. However, potential plaintiffs may file additional lawsuits challenging the Merger. The outcome of any future litigation is uncertain. Such litigation, if not resolved, could prevent or delay completion of the Merger and result in substantial costs to the Company or Parent, including any costs associated with the indemnification of directors and officers. One of the conditions to the Closing is the absence of any provision of applicable law or order by any court or governmental entity (subject to certain limited exceptions) that has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Merger on the agreed-upon terms, then such injunction may prevent the Merger from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect the Company’s or Parent’s business, financial conditions, results of operations and cash flows. For additional information see the section entitled “The Merger — Litigation Related to the Merger.”

After completion of the Merger, Parent may fail to realize the anticipated benefits and cost savings of the Merger, which could adversely affect the value of the Parent Shares.

The success of the Merger will depend, in part, on Parent’s ability to realize the anticipated benefits and cost savings from combining the businesses of the Company and Parent. The ability of Parent to realize these anticipated benefits and cost savings is subject to certain risks including:

•	Parent’s ability to successfully combine the businesses of the Company and Parent, including with respect to systems and technology integration;

•	whether the combined businesses will perform as expected;

•	the possibility that Parent paid more for the Company than the value it will derive from the acquisition;

•	the assumption of known and unknown liabilities of the Company.

If Parent is not able to successfully combine the businesses of the Company and Parent within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the Merger may not be realized fully or at all or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the Parent Shares may be adversely affected.

The Company and Parent have operated and, until completion of the Merger, will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key employees of Company and Parent, the disruption of either company’s, or both companies’ ongoing businesses or unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of the Company and Parent in order to realize the anticipated benefits of the Merger so the combined business performs as expected include, among other things:

•	integrating the companies’ technologies, products and services;

•	identifying and eliminating redundant and underperforming operations and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ corporate, administrative and information technology infrastructure;

•	coordinating sales, distribution and marketing efforts;

•	maintaining existing agreements with customers and suppliers and avoiding delays in entering into new agreements with prospective customers and suppliers; and

•	coordinating geographically dispersed organizations.

In addition, at times, the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt either company’s or both companies’ ongoing business and the business of the combined company.

The Merger may not be accretive and may cause dilution to Parent’s earnings per share, which may harm the market price of the Parent Shares following the Merger.

There can be no assurance with respect to the timing and scope of the accretive effect of the Merger on Parent’s future earnings per share or whether it will be accretive at all. Parent following the Merger could encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the Merger or a downturn in its business. All of these factors could cause dilution to Parent’s earnings per share following the Merger or decrease the expected accretive effect of the Merger and cause a decrease in the price of the Parent Shares following the Merger.

The Parent Shares to be received by Company securityholders upon completion of the Merger will have different rights from Company Shares and the ADSs.

Upon completion of the Merger, Company securityholders will no longer be securityholders of the Company but will instead become stockholders of Parent, and their rights as stockholders will be governed by the terms of the Parent Shares and Parent’s certificate of incorporation and bylaws. The terms of Parent’s certificate of incorporation and bylaws are in some respects materially different than the terms of the Company’s articles of association, which currently govern the rights of the Company shareholders. For additional information see the section entitled “The Merger — Comparison of Shareholders’ and Stockholders’ Rights.”

After paying the Merger Consideration to the former Company securityholders upon the closing, Parent will have a substantially lower balance of total current assets and will have increased borrowings under its credit agreement.

At March 31, 2022, Parent’s balance of total current assets was approximately $454.6 million. Parent plans to finance the cash portion of the purchase price of the Merger with approximately $3.5 billion of cash on hand and new debt. For additional information see the section entitled “The Merger — Financing of the Merger.”

Following the Merger, Parent will incur significant transaction and integration related costs in connection with the Merger.

Parent expects to incur costs associated with integrating the operations of the Company following the Closing. The amount of these costs could be material to the financial position and results of operations of Parent following the Merger. A substantial amount of such expenses will be comprised of transaction costs related to the Merger, facilities and systems consolidation costs, and employee-related costs. Parent will also incur fees and costs related to formulating integration plans and performing integration activities. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and other integration related costs in the near term.

Counterparties of the Company may acquire certain rights upon the Merger, which could negatively affect Parent following the Merger.

The Company is party to numerous contracts, agreements, licenses, permits, authorizations and other arrangements that contain provisions giving counterparties certain rights (including, in some cases, termination rights) in the event of an “assignment” of such agreement or a “change in control” of the Company or its subsidiaries. The definitions of “assignment” and “change in control” vary from contract to contract and, in some cases, the “assignment” or “change in control” provisions may be implicated by the Merger. If an “assignment” or “change in control” occurs, a counterparty may be permitted to terminate its contract with the Company.

Whether a counterparty would have cancellation rights in connection with the Merger depends upon the language and governing law of its agreement with the Company. Whether a counterparty exercises any cancellation rights it has would depend on, among other factors, such counterparty’s views with respect to the financial strength and business reputation of Parent following the Merger and prevailing market conditions. The Company cannot presently predict the effects, if any, if the Merger is deemed to constitute a change in control under certain of its contracts and other arrangements, including the extent to which cancellation rights would be exercised, if at all, or the effect on Parent’s financial condition, results of operations or cash flows following the Merger, but such effect could be material.

Following the Merger, Parent will have a more complex organizational structure, which could result in unfavorable tax or other consequences and could have an adverse effect on its net income and financial condition.

Following the Merger, Parent will operate additional legal entities in many countries around the world where it will conduct engineering, corporate, design and sales operations. In some countries, it will maintain multiple entities for tax or other purposes. Changes in tax laws, regulations, and related interpretations in the countries in which it operates may adversely affect its results of operations. Following the Merger, Parent will have additional entities globally and may have unsettled intercompany balances between some of these entities that could result, if changes in law, regulations or related interpretations occur, in adverse tax or other consequences affecting its capital structure, intercompany interest rates and legal structure.

After completion of the Merger, Parent will be exposed to risks associated with doing business in Taiwan because of tense regional geopolitical risk with China.

Most of the Company’s business operations are in Taiwan, a self-governing democracy, with a unique international political status, that is claimed by China and receives security from the United States under the Taiwan Relations Act. China asserts that Taiwan is part of China, seeks the unification of Taiwan and has not ruled out the use of force to achieve this. China is also increasingly assertive in the region and claims sovereignty over much of the South China Sea south of Taiwan and has unilaterally established an Air Defense Identification Zone (the “ADIZ”), in the East China Sea north of Taiwan. The United States does not recognize China’s ADIZ and conducts regular freedom of navigation operations in the areas of the South China Sea claimed by China. In 2016, China dismissed the United Nation’s Permanent Court of Arbitration ruling against it in its claims to the South China Sea. Tensions between Taiwan and China and between the United States and China have increased in recent years.

A majority of the Company’s employees and a significant portion of its research and development and corporate functions are based in Taiwan. The Company also operates a research and development center in Shanghai, and China is one of the largest markets for its products. In addition, all of the Company’s foundries and assembly and testing subcontractors are located in either Taiwan or China. Accordingly, the Company’s business and results of operations and the market price of Parent Shares may be affected by any deterioration in the relationship between Taiwan and China. Although there are significant economic ties between Taiwan and China, in recent years China has taken a more aggressive posture towards Taiwan, including the suspension of cross-straits communications channels in 1996, regular intrusion by Chinese military aircraft into Taiwan airspace, the sailing of naval ships around Taiwan waters, the conduct of military exercises close to Taiwan, and exclusion of Taiwan from international organizations such as the World Health Organization.

Furthermore, the Company’s principal executive offices are in Hong Kong. Recent pro-democracy protests and COVID-19 containment activities have affected the Company’s Hong Kong operations and China’s new national security law for Hong Kong has reduced its autonomy and could lead to further repercussions from the United States, Taiwan and other countries that more adversely affect the Company’s operating arrangements, whether commercial or regulatory in nature.

Past and recent developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies or companies with significant business activities in Taiwan. Parent cannot assure you that any contentious situation between Taiwan and China will always resolve in maintaining the current status quo or remain peaceful. Relations between Taiwan and China, potential confrontations between the United States and China and other factors affecting military, political, social or economic conditions in Taiwan and Hong Kong could have a material adverse effect on the Company’s financial condition and results of operations, as well as the market price and the liquidity of the ADSs.

The Company’s forecasted financial information is inherently subject to uncertainties.

While presented with numeric specificity, the Company’s forecasted financial information provided in this proxy statement/prospectus was prepared based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, economic, market and financial conditions and additional matters specific to the Company’s business) that are inherently subjective and uncertain and are largely beyond the control of the respective management of each. As a result, actual results may differ from the prospective financial information. Important factors that may affect actual results and cause these projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s business, as applicable (including the Company’s ability to achieve strategic goals, objectives and targets over applicable periods) and general industry, business, competitive, technological and economic conditions. For more information see the section entitled “The Merger — Company Financial Projections.”

THE EXTRAORDINARY GENERAL MEETING

The enclosed proxy is solicited on behalf of the Company Board for use at the extraordinary general meeting.

Date, Time and Place

The Company will hold the extraordinary general meeting on August 31, 2022, at 10:00 a.m. (Taiwan time) (10:00 p.m. Eastern time), at 2F, No.26, Taiyuan Street, Zhubei City, Hsinchu County 302, Taiwan, unless it is adjourned.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting, the Company will ask the Company shareholders to vote on:

(1)	the Merger Proposal; and

(2)	the Adjournment Proposal.

Company Board Recommendation

The Company Board, after considering various factors described under the caption “The Merger — Reasons for the Merger and Recommendation of the Company Board,” has unanimously (i) determined that the Transactions, including the Merger, are advisable, fair to, and in the best interests of, the Company and the Company shareholders; (ii) approved, adopted and declared advisable the Merger Agreement and the Transactions, including the Merger; (iii) directed that the Merger Agreement be submitted to the Company shareholders for its adoption; and (iv) resolved to recommend that the Company shareholders adopt the Merger Agreement. Accordingly, the Company Board unanimously recommends that you vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Record Date; Shares Entitled to Vote; Quorum

Only registered Company shareholders as of the Share Record Date or their proxies are entitled to attend and vote at the extraordinary general meeting or any adjournment thereof. A list of Company shareholders entitled to vote at the extraordinary general meeting will be available at the Company’s principal executive offices, located at Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong, during regular business hours for a period of no less than 10 days before the extraordinary general meeting and at the place of the extraordinary general meeting during the extraordinary general meeting.

If you own ADSs as of the close of business in New York City on the ADS Record Date (and do not surrender such ADSs and become a registered holder of the Company Shares underlying such ADSs, as explained below), you cannot vote directly (whether in person or by proxy) nor are you able to attend the extraordinary general meeting, but you may instruct the ADS Depositary (as the holder of the Company Shares underlying your ADSs) how to vote the Company Shares underlying your ADSs. The ADS Depositary must receive your instructions by 12:00 p.m. (Eastern time) on August 25, 2022 in order to ensure the Company Shares underlying your ADSs are properly voted at the extraordinary general meeting.

As of July 8, 2022, there were 132,182,440 Company Shares outstanding (including Company Shares represented by ADSs).

The presence at the extraordinary general meeting of two or more registered Company shareholders entitled to vote in person or by proxy or (in the case of a Company shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares of the Company throughout the extraordinary general meeting will constitute a quorum for the transaction of business at the extraordinary general meeting in accordance with the articles of association of the Company.

Vote Required; Abstentions and Broker Non-Votes

Approval of the Merger Proposal by the Company shareholders is a condition to the Closing. The affirmative vote of the Company shareholders representing not less than two-thirds of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof) is required to approve the Merger Proposal.

You may vote either “FOR” or “AGAINST” the Merger Proposal, or you may abstain.

The approval of the Adjournment Proposal requires a simple majority of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary general meeting (or any adjournment thereof).

For the Adjournment Proposal, you may vote either “FOR” or “AGAINST” such proposal, or you may abstain.

Abstentions and broker non-votes with regard to the proposals will be treated as neither a vote “FOR” or “AGAINST” such proposal.

Shares Held by the Company’s Directors and Executive Officers

As of July 8, 2022, no individual Company director or executive officer beneficially owned five percent or more of the Company Shares. The Company’s directors and executive officers have informed the Company that they currently intend to vote (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal.

Voting of Proxies

Company Shares

If you are a registered holder of Company Shares, you may attend and vote either in person at the extraordinary general meeting or you may appoint another person as your proxy to attend and vote at the extraordinary general meeting in your stead by returning a duly completed, signed and dated proxy card in the accompanying pre-addressed envelope in accordance with the instructions printed thereon. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. In order to be valid, the duly completed, signed and dated proxy card must be received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022. Completion and return of the proxy card will not preclude a registered Company shareholder from attending and voting at the extraordinary general meeting in person, and in such event, the proxy shall be revoked by operation of law.

If you are a beneficial owner, you have the right to direct your brokerage bank or other securities intermediary or nominee on how to vote your Company Shares, and the brokerage firm, bank or other securities intermediary or nominee is required to vote your Company Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other securities intermediary or nominee by mail, please complete, date, sign and return your proxy card or voting instruction form in the pre- addressed envelope provided by your brokerage firm, bank or other securities intermediary or nominee.

Voting instructions are included on your proxy card. All Company Shares represented by properly signed and dated proxies received by the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022 will be voted at the extraordinary general meeting in accordance with the instructions of the Company shareholder. Properly signed and dated proxies received by the Company’s coordinator by 10:00 a.m. (Taiwan time) on August 29, 2022 that do not contain voting instructions will be voted (1) “FOR” the Merger Proposal; and (2) “FOR” the Adjournment Proposal, as recommended by the Company Board, unless you appoint a person other than the chairman of the extraordinary general meeting as proxy, in which case the Company Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

ADSs

Holders of ADSs as of the close of business in New York City on the ADS Record Date will receive the Depositary Notice and ADS voting instruction card either directly from the ADS Depositary (in the case of registered holders of ADSs) or these materials will be forwarded to them by a third party service provider (in the case of beneficial owners of ADSs who are not registered holders of ADSs). Holders of ADSs as of the close of business on July 14, 2022 (Eastern time) (who do not surrender such ADSs and become a registered holder of the Company Shares underlying such ADSs prior to close of business in New York City on the Share Record Date, as explained in the following paragraph) cannot attend or vote at the extraordinary general meeting directly, but may instruct the ADS Depositary how to vote the Company Shares underlying the ADSs by delivering a voting instruction to the ADS Depositary. The ADS Depositary must receive the ADS voting instruction card no later than 12:00 p.m. (Eastern time) on August 25, 2022. The ADS Depositary will endeavor, in so far as practicable, to vote or cause to be voted the Company Shares represented by ADSs in accordance with your voting instructions. Pursuant to Section 4.07 of the Deposit Agreement, the ADS Depositary will not itself exercise any voting discretion in respect of any Company Shares represented by ADSs and it will not vote or attempt to exercise the right to vote any Company Shares represented by ADSs other than in accordance with voting instructions timely received (or deemed received) from the relevant ADS holder except as discussed below. Accordingly, ADS holders as of the ADS Record Date whose voting instructions are timely received but fail to specify the manner in which the ADS Depositary is to vote will be deemed to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company for the items set forth in such voting instruction. In addition, if the ADS Depositary does not receive timely voting instructions from an ADS holder as of the ADS Record Date on or before the ADS voting instruction deadline, such ADS holder shall be deemed, and the ADS Depositary shall deem such ADS holder, to have instructed the ADS Depositary to give a discretionary proxy to a person designated by the Company to vote the Company Shares, in each case upon the terms of the Deposit Agreement; provided, however, that no such discretionary proxy shall be given by the ADS Depositary with respect to any matter to be voted upon at the extraordinary general meeting as to which the Company informs the ADS Depositary that (a) it does not wish such proxy to be given, (b) that substantial opposition exists to the matter to be voted on at the extraordinary general meeting or (c) that the rights of holders of Company Shares may be materially adversely affected as to such matter.

Holders of ADSs will not be able to attend the extraordinary general meeting directly (whether in person or by proxy) unless they surrender their ADSs to the ADS Depositary for cancellation and delivery of Company Shares and become registered holders of Company Shares in the Company’s register of members prior to the close of business in New York City on the Share Record Date. ADS holders who wish to attend and vote at the extraordinary general meeting need to make arrangements, either themselves if they are registered holders of ADSs or with their bank, broker or other securities intermediary or nominee to deliver the ADSs to the ADS Depositary for cancellation before the close of business in New York City on July 28, 2022 together with (a) delivery instructions for the corresponding Company Shares represented by such ADSs (including, if applicable, the name and address of person who will be the registered holder of such Company Shares), and (b) payment of the ADS Depositary’s fees (up to $5.00 per 100 ADSs), which will not be borne by the Company, and any applicable taxes. In response to the Company’s request, when such former ADS holder is a registered holder of Shares they shall provide a certification to the Company that the ADS holder either (i) beneficially owned the relevant ADSs as of the ADS Record Date and has not given, and will not give, voting instructions to the ADS Depositary as to the ADSs being cancelled (or has cancelled all voting instructions previously given), or has given voting instructions to the ADS Depositary as to the ADSs being surrendered but undertakes not to vote the corresponding Company Shares at the extraordinary general meeting or (ii) did not beneficially own the ADSs as of the ADS Record Date and undertakes not to vote the corresponding Company Shares at the extraordinary general meeting. If you hold your ADSs through a broker, bank or other securities intermediary or nominee, please promptly contact your broker, bank or other securities intermediary or nominee to find out what actions you need to take to instruct the broker, bank or other securities intermediary or nominee to cancel the ADSs on your behalf. Upon conversion of the ADSs, the ADS Depositary will direct Hongkong and Shanghai Banking Corporation Limited, the custodian holding the Company Shares, to deliver, or cause the delivery of, the Company Shares represented by the ADSs so cancelled to or upon the written order of the person(s) designated in the order delivered to the ADS Depositary for such purpose. If you hold ADSs through a broker, bank or other securities intermediary or nominee, you should contact that broker, bank, intermediary or nominee to determine the date by which you must instruct them to act in order that the necessary processing can be completed. If after the registration of Company Shares in your name you wish to receive a certificate evidencing the Company Shares registered in your name, you will need to request the Cayman Islands share registrar services provider, Suntera (Cayman) Limited, to issue and mail a certificate to your attention. If the Merger is not consummated, the Company will continue to be a public company in the United States and the ADSs will continue to be listed on Nasdaq. Company Shares are not listed and cannot be traded on any stock exchange other than Nasdaq, and in such case only in the form of ADSs. As a result, if you have surrendered your ADSs for cancellation and became a registered holder of Company Shares in order to attend the extraordinary general meeting and the Merger is not consummated and you wish to be able to sell your Company Shares on a stock exchange, you will need to deposit your Company Shares with the ADS Custodian for the issuance of the corresponding number of ADSs, subject to the terms and conditions of applicable law and the Deposit Agreement, including, among other things, payment of relevant fees of the ADS Depositary for the issuance of ADSs (up to $5.00 per 100 ADSs issued) and applicable share transfer taxes (if any) and related charges pursuant to the Deposit Agreement.

Persons holding ADSs in a brokerage, bank or other securities intermediary or nominee account should consult with their broker, bank or other securities intermediary or nominee to obtain directions on how to provide such broker, bank or other securities intermediary or nominee with instructions on how to vote their ADSs.

Revocability of Proxies

You may change your vote or revoke your proxy prior to the vote at the extraordinary general meeting.

If you are a registered holder of Company Shares, you may change your vote or revoke your proxy by (1) duly completing and signing another proxy card bearing a later date and returning it to the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan by 10:00 a.m. (Taiwan time) on August 29, 2022; (2) delivering a written notice of revocation to the Company’s coordinator at 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan at least two hours before the commencement of the extraordinary general meeting or the taking of the poll; or (3) attending the extraordinary general meeting and voting in person at the extraordinary general meeting.

If you wish to change your vote or revoke your proxy you should contact the Company’s Proxy Solicitor at the address set forth below and request a new proxy card or voting instruction form.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Company securityholders may call toll free: (800) 431-9629

Email: SIMO@dfking.com

If you hold your Company Shares in “street name” through a bank, broker or other securities intermediary or nominee on Nasdaq, you should contact your bank, broker or other securities intermediary or nominee for instructions regarding how to change your voting instructions. You may also vote in person at the extraordinary general meeting if you obtain a “legal proxy” from your bank, broker or other securities intermediary or nominee.

Holders of ADSs may revoke their voting instructions by notification to the ADS Depositary in writing at any time prior to 12:00 p.m. (Eastern time) on August 25, 2022. A holder of ADSs can do this in one of two ways: (i) a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS Depositary, or (ii) a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold your ADSs through a broker, bank or other securities intermediary or nominee and you have instructed your broker, bank or other securities intermediary or nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other securities intermediary or nominee to change those instructions.

Rights of Company Securityholders Who Object to the Merger

Registered Company shareholders who dissent from the Merger in accordance with the requirements of the CICA will have the right to receive payment of the fair value of their Company Shares as determined in accordance with section 238 of the CICA if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of section 238 of the CICA. A copy of section 238 of the CICA is attached as Annex B to this proxy statement/ prospectus,. The fair value of their Company Shares as determined under the CICA could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise dissenters’ rights with respect to their Company Shares. This proxy statement/prospectus is not to be construed or taken as legal advice on Cayman Islands law. Registered Company shareholders who wish to exercise any rights under section 238 of the CICA or otherwise must obtain their own copy of the complete CICA and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

IF YOU ARE A BENEFICIAL OWNER AND HOLD YOUR COMPANY SHARES IN “STREET NAME” THROUGH A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE AND WISH TO DISSENT FROM THE MERGER, YOU MUST MAKE ALL NECESSARY ARRANGEMENTS WITH THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE (AS THE CASE MAY BE) TO ENSURE THAT YOUR COMPANY SHARES ARE REGISTERED IN YOUR OWN NAME IN THE REGISTER OF MEMBERS OF THE COMPANY SUCH THAT YOU BECOME A REGISTERED COMPANY SHAREHOLDER IN ORDER FOR YOU TO EXERCISE DISSENTERS’ RIGHTS. BANKS, BROKERS OR OTHER SECURITIES INTERMEDIARIES OR NOMINEES ARE UNLIKELY TO EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT THEY HOLD, EVEN IF A BENEFICIAL OWNER OF THE COMPANY SHARES REQUESTS THEM TO DO SO. YOU MUST CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE PROMPTLY TO ENSURE THAT YOU BECOME A REGISTERED HOLDER OF YOUR COMPANY SHARES IN SUFFICIENT TIME AHEAD OF THE DATE OF THE EXTRAORDINARY GENERAL MEETING, AS YOU MUST DELIVER TO THE COMPANY A WRITTEN OBJECTION TO THE MERGER BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. YOU MUST SUBSEQUENTLY COMPLY WITH ALL PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES. AS A RESULT, IF YOU BECAME A REGISTERED SHAREHOLDER FOR PURPOSES OF EXERCISING DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED, AND YOU WISH TO TRANSFER YOUR COMPANY SHARES BACK TO A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE, YOU WILL NEED TO CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE TO MAKE ALL NECESSARY ARRANGEMENTS.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE COMPANY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS BEFORE THE CLOSE OF BUSINESS ON AUGUST 19, 2022 TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY’S FEES REQUIRED FOR THE CANCELLATION OF THEIR ADSS, PROVIDE DELIVERY INSTRUCTIONS FOR THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED, AND CERTIFY TO THE COMPANY THAT THEY EITHER (I) BENEFICIALLY OWNED THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSS BEING CANCELLED (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN) OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSS BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED BEFORE, AND BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. THEREAFTER, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CANCEL THEIR ADSS FOR DELIVERY OF COMPANY SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. AFTER CANCELLING THEIR ADSS AND BECOMING REGISTERED HOLDERS OF COMPANY SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND THE ADSS WILL CONTINUE TO BE LISTED ON THE NYSE. THE COMPANY’S SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN THE NYSE, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSS FOR CANCELLATION AND BECAME A REGISTERED HOLDER OF COMPANY SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS COMPANY SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS COMPANY SHARES WITH THE ADS CUSTODIAN FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO $5.00 PER 100 ADSS ISSUED) AND APPLICABLE SHARE TRANSFER TAXES (IF ANY) AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Solicitation of Proxies

The expense of soliciting proxies will be borne by the Company. The Company has retained D.F. King & Co., Inc. as the Company’s Proxy Solicitor to solicit proxies in connection with the extraordinary general meeting at a cost of approximately $21,000, plus fees and expenses. The Company will also indemnify the Proxy Solicitor against losses arising out of its provision of these services on the Company’s behalf. In addition, the Company may reimburse banks, brokers and other securities intermediary or nominees representing beneficial owners of Company Shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by the Company’s directors, officers and employees, personally or by telephone, email, fax, over the Internet or other means of communication. No additional compensation will be paid for such services.

Adjournments

The extraordinary general meeting will be adjourned if a quorum is not present. If within half an hour from the time appointed for the extraordinary general meeting a quorum is not present, the extraordinary general meeting will stand adjourned for one week, to September 7, 2022 at the same time and place or to such time and place as the Company Board may determine. If a quorum is not present at the adjourned extraordinary general meeting, within half an hour from the time appointed for holding the extraordinary general meeting, the extraordinary general meeting shall be dissolved.

If a quorum is present, and if necessary, the Adjournment Proposal is proposed and approved by the Company shareholders at the extraordinary general meeting, the chairman of the extraordinary general meeting will adjourn the extraordinary general meeting. Any signed proxies received by the Company for which no voting instructions are provided on such matter will be voted “FOR” the Adjournment Proposal unless you appoint a person other than the chairman of the extraordinary general meeting as proxy, in which case the Company Shares represented by your proxy will be voted (or not submitted for voting) as your proxy determines.

Under the terms of the Merger Agreement, the extraordinary general meeting cannot be adjourned for more than five business days at a time or ten business days in the aggregate after the date appointed for the extraordinary general meeting without the prior written consent of Parent.

At the adjourned meeting, the Company may only transact any items of business that might have been transacted at the extraordinary general meeting had the adjournment not taken place.

Questions and Additional Information

If you have any questions concerning the Merger, the extraordinary general meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your Company Shares, please contact the Company’s Proxy Solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers may call: (212) 269-5550

Company securityholders may call toll free: (800) 431-9629

Email: SIMO@dfking.com

PROPOSAL 1: APPROVAL OF THE MERGER AGREEMENT

We are asking you to (1) approve the acquisition of the Company by Parent, including the approval of (a) the Merger Agreement by and among Parent, Merger Sub and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the Surviving Company and becoming a wholly-owned subsidiary of Parent; (b) the Plan of Merger required to be filed with the Registrar of Companies in the Cayman Islands substantially in the form attached as Exhibit A to the Merger Agreement, (c) the Merger itself on the terms and subject to the conditions set forth in the Merger Agreement, including (y) the amendment and restatement of the existing memorandum and articles of association of the Company by replacing them in their entirety with the amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger at the Effective Time, and (z) the variation of the authorized share capital of the Company from US$5,000,000 divided into 500,000,000 shares of a par value of US$0.01 each to US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each at the Effective Time; and (d) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus; and (2) authorize any director of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated under the Merger Agreement.

For a summary of and detailed information regarding this proposal, see the information about the Merger Proposal, the Merger Agreement and the Merger throughout this proxy statement/prospectus, including the information set forth in the sections captioned “The Merger” and “The Merger Agreement” of this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/ prospectus as Annex A. You are urged to read the Merger Agreement carefully in its entirety.

Approval of the Merger Proposal requires the affirmative vote of the Company shareholders representing not less than two-thirds of the votes cast by such Company shareholders as, being entitled so to do, vote in person or by proxy, or in the case of such Company shareholders as are corporations, by their respective duly authorized representative at the extraordinary meeting (or any adjournment thereof).

You may vote either “FOR” or “AGAINST” this Proposal 1, or you may abstain.

The Company Board unanimously recommends that you vote “FOR” the Merger Proposal (Proposal 1).

PROPOSAL 2: ADJOURNMENT OF THE EXTRAORDINARY GENERAL MEETING

We are asking you to approve a proposal to instruct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting if necessary in order for the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting. If necessary and if the Company shareholders approve the Adjournment Proposal, the chairman will adjourn the extraordinary general meeting and the Company will use the additional time to solicit additional proxies, including proxies from Company shareholders that have previously returned properly executed proxies voting against the Merger Proposal. Among other things, approval of the Adjournment Proposal could mean that, even if the Company had received proxies representing a sufficient number of votes against approval of the Merger Agreement such that the Merger Proposal would be defeated and a quorum is present, the Company could adjourn the extraordinary general meeting without a vote on the Merger Proposal and seek to convince the holders of those shares to change their vote to votes in favor of the Merger Proposal. Under the terms of the Merger Agreement, the extraordinary meeting cannot be adjourned for more than five business days at a time or ten business days in the aggregate after the date appointed for the extraordinary general meeting without the prior written consent of Parent.

You may vote either “FOR” or “AGAINST” this Proposal 2, or you may abstain.

The Company Board unanimously recommends that you vote “FOR” the Adjournment Proposal (Proposal 2).

THE MERGER

This discussion of the Merger is qualified in its entirety by reference to the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated into this proxy statement/ prospectus by reference. You should read the entire Merger Agreement carefully as it is the legal document that governs the Merger.

Parties Involved in the Merger

Silicon Motion Technology Corporation

The Company is an exempted company with limited liability incorporated under the laws of the Cayman Islands and is a global leader in designing and marketing NAND flash controllers for solid state storage devices.

The Company was incorporated in the Cayman Islands in January 2005. Its principal executive offices are located at Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong; and its telephone number is +852-2307-4768; and its website is www.siliconmotion.com. Information contained on the Company’s website or accessible through it (other than the documents incorporated by reference herein) does not constitute part of this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. The ADSs are listed on Nasdaq under the symbol “SIMO.”

This proxy statement/prospectus incorporates important business and financial information about the Company from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information.”

MaxLinear, Inc.

Parent is a provider of communications systems-on-chip solutions used in broadband, mobile and wireline infrastructure, data center, and industrial and multi-market applications. Parent is a fabless integrated circuit design company whose products integrate all or substantial portions of a high-speed communication system, including radio frequency (RF), high-performance analog, mixed-signal, digital signal processing, security engines, data compression and networking layers, and power management. In most cases, these products are designed on a single silicon-die, using standard digital complementary metal oxide semiconductor (CMOS) processes and conventional packaging technologies. Parent believes this approach enables its solutions to achieve superior power, performance, and cost relative to its industry competition. Parent’s customers include electronics distributors, module makers, original equipment manufacturers (OEMs), and original design manufacturers (ODMs), who incorporate its products in a wide range of electronic devices. Examples of such devices include cable Data Over Cable Service Interface Specifications (DOCSIS), fiber and DSL broadband modems and gateways; Wi-Fi and wireline routers for home networking; radio transceivers and modems for 4G/5G base-station and backhaul infrastructure; fiber-optic modules for data center, metro, and long-haul transport networks; as well as power management and interface products used in these and many other markets.

Parent’s highly integrated semiconductor devices and platform-level solutions are primarily manufactured using low-cost CMOS process technology. CMOS processes are ideally suited for large digital logic implementations targeting high-volume and low-cost consumer applications. Importantly, Parent’s ability to design analog and mixed-signal circuits in CMOS allows it to efficiently combine analog functionality and complex digital signal processing logic in the same integrated circuit. As a result, Parent’s solutions have exceptional levels of functional integration and performance, low manufacturing cost, and reduced power consumption. In addition, its proprietary CMOS-based radio and digital system architectures also enable shorter design cycles, significant design flexibility and low system-level cost across a wide range of broadband communications, wired and wireless infrastructure, and industrial and multi-market customer applications.

Parent was incorporated in the State of Delaware in September 2003. Its executive offices are located at 5966 La Place Court, Suite 100, Carlsbad, California 92008; and its telephone number is (760) 692-0711; and its website is www.MaxLinear.com. Information contained on Parent’s website or accessible through it (other than the documents incorporated by reference herein) does not constitute part of this proxy statement/ prospectus or any other report or document on file with or furnished with the SEC. Parent Shares are listed on Nasdaq under the symbol “MXL.”

This proxy statement/prospectus incorporates important business and financial information about Parent from other documents that are not included in or delivered with this proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information.”

Shark Merger Sub

Merger Sub is an exempted company with limited liability and a wholly-owned subsidiary of Parent incorporated under the laws of the Cayman Islands for the sole purpose of effecting the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger. By operation of the Merger, Merger Sub will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent.

Merger Sub’s principal executive office is located at 5966 La Place Court, Suite 100, Carlsbad, California 92008; its telephone number is (760) 692-0711.

Effect of the Merger

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with Part XVI of the CICA, if the Merger is completed, Merger Sub will merge with and into the Company, and the Company will continue as the Surviving Company and as a wholly-owned subsidiary of Parent. As a result of the Merger, the ADSs will no longer be publicly traded and will be delisted from Nasdaq. In addition, the Company Shares and ADSs will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC. If the Merger is completed, you will not own any shares in the Surviving Company.

Each ordinary share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non- assessable ordinary share, par value $0.01 per share, of the Surviving Company.

The “Effective Time” will occur on the date the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date as specified in the Plan of Merger in accordance with the CICA.

Effect on the Company if the Merger is Not Completed

If the Merger Agreement is not approved by the Company shareholders or if the Merger is not completed for any other reason, the Company securityholders will not receive any payment for their Company Shares or ADSs. Instead, the Company will remain an independent public company, the ADSs will continue to be listed and traded on Nasdaq, the Company Shares and ADSs will continue to be registered under the Exchange Act and the Company will continue to file periodic reports with the SEC. In addition, if the Merger is not completed, the Company expects that management will operate the business in a manner similar to that in which it is being operated today and that the Company securityholders will continue to be subject to the same risks and opportunities to which they are currently subject, including risks related to the highly competitive industry in which the Company operates and risks related to adverse economic or industry conditions.

Furthermore, if the Merger is not completed, and depending on the circumstances that caused the Merger not to be completed, the trading price of the ADSs and the value of the Company Shares may decline significantly. If that were to occur, it is uncertain when, if ever, the trading price of the ADSs or the value of the Company Shares would return to their respective levels as of the date of this proxy statement/ prospectus.

Accordingly, if the Merger is not completed, there can be no assurance as to the effect of these risks and opportunities or the future value of your Company Shares or ADSs. If the Merger is not completed, the Company Board will continue to evaluate and review the Company’s business operations, strategic direction and capitalization, among other things, and will make such changes as are deemed appropriate. If the Merger Agreement is not approved by Company shareholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to the Company Board will be offered or that the Company’s business, prospects or results of operations will not be adversely impacted.

In addition, the Company will be required to pay to Parent a termination fee of $132 million if the Merger Agreement is terminated under certain circumstances, and Parent will be required to pay to the Company a termination fee of $160 million if the Merger Agreement is terminated under certain other circumstances related to a failure to obtain regulatory approvals. For more information please see the section captioned “The Merger Agreement — Termination Fees.”

Merger Consideration

At the Effective Time, (a) each Company Share (other than Excluded Shares, Dissenting Shares and Company Shares represented by each ADS) issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive the Per Share Merger Consideration, (b) each ADS (other than ADSs representing any Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Company Shares represented by such ADS, will be cancelled in exchange for the right to receive the Per ADS Merger Consideration and (c) each Dissenting Share issued and outstanding immediately prior to the Effective Time will be cancelled and the Dissenting Shareholders will not be entitled to receive the Per Share Merger Consideration and will instead only be entitled to payment of the fair value of such Dissenting Shares determined in accordance with the provisions of the CICA. After the Merger is completed, you will have the right to receive the Per Share Merger Consideration and / or the Per ADS Merger Consideration, as applicable, but you will no longer have any rights as a Company securityholder.

No fractional Parent Share will be issued pursuant to the Merger and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each Company securityholder who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all Company Shares evidenced by the relevant share certificates, uncertificated shares, ADSs or other acceptable evidence delivered by such Company securityholder to the exchange agent for the Merger) will receive in lieu thereof a cash payment (without interest) in an amount equal to such fractional part of a Parent Share multiplied by the Parent Share VWAP.

If, between the date of the Merger Agreement and the Effective Time, any change in the outstanding Company Shares occurs as a result of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, reorganization, subdivision, combination, exchange of shares, or other similar event, the Merger Consideration will be equitably adjusted to reflect such event and to provide Company securityholders the same economic effect as contemplated by the Merger Agreement prior to such event.

Background of the Merger

The following is a description of contacts between representatives of the Company and representatives of the other parties that were involved in the Company’s strategic alternative review process. Unless otherwise noted, the dates listed below are the dates that relevant events occurred in Taiwan.

The Company Board, together with the Company’s management, regularly reviews and assesses the Company’s performance, future growth prospects, operational, business, capacity and financial plans and overall strategic direction and considers potential opportunities to strengthen the Company’s business and enhance Company securityholder value. These reviews have included consideration of whether the continued execution of the Company’s strategy as a stand-alone company, or possible strategic opportunities, acquisitions or combinations with a third party offered the best avenue to maximize Company securityholder value.

The Parent Board, together with Parent’s management team, from time to time reviews and assesses potential corporate development opportunities and strategic alternatives to strengthen Parent’s business and enhance stockholder value, which corporate development opportunities and strategic alternatives included a potential transaction with the Company.

On November 16, 2021 (California time), the Parent Board held a meeting, together with certain representatives of Parent’s management team and Wilson Sonsini Goodrich & Rosati, P.C. (“Wilson Sonsini”), outside legal counsel to Parent. Representatives of Parent’s management team provided an overview of potential corporate development opportunities, including a potential acquisition of the Company and certain strategic and financial considerations with respect to such a transaction. The Parent Board discussed and deliberated a potential acquisition of the Company and other strategic alternatives and directed Parent’s management team to continue to assess corporate development opportunities, including a potential acquisition of the Company.

On or about December 21, 2021 (California time), Mr. Steven Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer of Parent, communicated to Mr. Riyadh Lai, the Chief Financial Officer of the Company, that Parent was interested in exploring a potential acquisition of the Company.

On January 10, 2022 (California time), Mr. Litchfield and Mr. Lai had a discussion during which Mr. Litchfield reiterated Parent’s interest in exploring a potential acquisition of the Company and Messrs. Litchfield and Lai discussed arranging a meeting between Dr. Kishore Seendripu, the Chief Executive Officer of Parent, and Mr. Wallace Kou, the President and Chief Executive Officer of the Company.

On February 9, 2022, representatives of BMO Capital Markets Corp. (“BMO”) contacted Messrs. Kou and Lai regarding Parent’s previously expressed interest in exploring a potential acquisition of the Company, and proposed a call with Dr. Seendripu and Mr. Litchfield to discuss this possibility further.

On February 10, 2022, Dr. Seendripu and Mr. Litchfield had a discussion with Mr. Kou and Mr. Lai regarding Parent’s interest in exploring a potential acquisition of the Company and Parent’s intention to send a written indication of interest to the Company, inclusive of a proposed purchase price, in the coming weeks.

Also on February 10, 2022, the Company contacted Goldman Sachs, an investment bank with which the Company has a regular dialogue on strategic matters, regarding Parent’s interest in exploring a potential acquisition of the Company and the potential engagement of Goldman Sachs as the Company’s financial advisor.

In mid-February 2022, representatives of BMO and Parent discussed Parent potentially engaging BMO as its financial advisor in connection with Parent’s potential acquisition of the Company.

On February 14, 2022, the Company Board held a meeting, together with representatives of the Company’s management team, Goldman Sachs and K&L Gates LLP (“KLG”), outside legal counsel to the Company, to discuss Parent’s expression of interest, a potential strategic alternative review process for the Company and related considerations. Representatives of Goldman Sachs outlined options at the Company Board’s disposal for conducting a review process, illustrative timelines related thereto and certain third parties in addition to Parent that may have interest in acquiring the Company. Representatives of KLG then provided an overview of legal considerations relevant to the Company Board in connection with responding to any potential unsolicited proposal. The Company Board authorized Mr. Kou and Mr. Lai to continue to engage in preliminary discussions with representatives of Parent.

On February 18, 2022, Dr. Seendripu and Messrs. Litchfield, Kou and Lai had a discussion regarding potential synergies that could result from Parent’s acquisition of the Company.

On February 23, 2022 (California time), the Parent Board held a meeting, together with certain representatives of Parent’s management team and Wilson Sonsini. Representatives of Parent’s management team provided an overview of potential corporate development opportunities and the discussions with the Company’s management team concerning a potential acquisition of the Company and the strategic rationale for pursuing such a transaction. Discussions ensued concerning the opportunities presented by a potential acquisition of the Company, as well as associated challenges and execution risks, including potential regulatory-related closing risks. Further discussion ensued concerning valuation of the Company, a proposed range of acceptable premiums over current ADS trading prices and expectations concerning equity and debt financing structures for the potential acquisition. Following such discussions, the Parent Board unanimously authorized Parent’s management team to make an initial proposal to acquire the Company on the financial terms discussed at the meeting, subject to diligence and other customary qualifications.

On February 28, 2022, Parent sent the Company a preliminary written indication of interest with respect to a proposed acquisition of the Company in a mixed consideration transaction, with an aggregate implied value of $110.00 per ADS, in which Company securityholders would receive approximately 85% of the consideration in cash, a portion of which would be debt financed, and approximately 15% of the consideration in Parent Shares, together with a request to enter into exclusive negotiations with Parent for 30 days (the “February 28 Parent Proposal”). The closing sale price of the ADSs on Nasdaq as of February 25, 2022, the last full trading day prior to the Company’s receipt of the February 28 Parent Proposal, was $73.93.

On March 2, 2022, the Company Board held a meeting, together with certain representatives of the Company’s management team, Goldman Sachs, Latham & Watkins LLP (“Latham & Watkins”), outside legal counsel to the Company, and KLG. Representatives of Goldman Sachs described the terms of the February 28 Parent Proposal to the Company Board and discussed certain financial aspects thereof. They then led a discussion with the Company Board regarding potential further engagement with Parent to improve the February 28 Parent Proposal and the possibility of conducting a proactive market check by contacting a targeted list of third parties, including a discussion of the five third parties Goldman Sachs believed to be most likely interested in, and capable of, acquiring the Company (the “Potentially Interested Parties”). Representatives of Goldman Sachs further outlined certain process considerations related to a proactive market check, including the importance of reducing the risk of leaks of the strategic alternative review process and maintaining engagement with Parent while conducting such market check with the Potentially Interested Parties. The Company’s management team also discussed its recommendation not to include the Company’s key customers among the group of Potentially Interested Parties in order to mitigate potential disruptions to the Company’s business. Representatives of Latham & Watkins also advised the Company Board on certain process matters in relation to the Company’s receipt of the February 28 Parent Proposal and a potential review process generally. Following such discussions, the Company Board authorized the Company’s management team and outside advisors to further engage with Parent to attempt to improve the February 28 Parent Proposal, but resolved not to enter into exclusive negotiations with Parent at this time. The Company Board also agreed with the recommendation not to include the Company’s key customers among the group of Potentially Interested Parties. The Company Board further authorized representatives of Goldman Sachs, in consultation with the Company’s management team and other outside advisors, to contact the Potentially Interested Parties to assess their interest in acquiring the Company.

Later on March 2, 2022, representatives of Goldman Sachs contacted representatives of each of the Potentially Interested Parties regarding their respective interest in engaging in discussions about potentially acquiring the Company. Representatives of two of the Potentially Interested Parties, a strategic company (“Bidder A”) and a private equity sponsor (“Bidder B”), expressed interest in further engaging in the process, while the other three Potentially Interested Parties, all of which were strategic companies, ultimately declined to explore the opportunity to potentially acquire the Company.

On March 4, 2022, at the direction of the Company Board, representatives of Goldman Sachs informed representatives of BMO that the Company would not enter into exclusivity with Parent on the basis of the February 28 Parent Proposal, but that the Company was interested in continuing negotiations with Parent regarding a potential acquisition of the Company. Representatives of Goldman Sachs, at the direction of the Company Board, also informed representatives of BMO that the Company Board sought an updated improved proposal from Parent.

On March 8, 2022, at the direction of the Company and Parent, representatives of Goldman Sachs and BMO discussed certain process matters, including the negotiation of a confidentiality agreement between the Company and Parent, the Company’s upcoming management presentation to Parent and the expected timing of Parent’s submission of an updated proposal.

Also on March 8, 2022, the Company provided Parent with a draft confidentiality agreement.

On March 9, 2022, Parent provided a revised draft confidentiality agreement to the Company and Messrs. Litchfield and Lai had a call to discuss the proposed standstill provision contained therein. Mr. Lai also reiterated on the call that the Company would not enter into exclusive negotiations with Parent on the basis of the February 28 Parent Proposal.

Also on March 9, 2022, a representative of BMO and Mr. Lai had a call to discuss Parent’s continued interest in a potential acquisition of the Company and related matters. Mr. Lai indicated that the Company had been approached by other potential bidders that seemed enthusiastic about exploring an acquisition of the Company.

On March 11, 2022, the Company Board held a meeting, together with certain representatives of the Company’s management team, Goldman Sachs, Latham & Watkins, KLG and Conyers Dill & Pearman (“Conyers”), special Cayman Islands legal counsel to the Company. Mr. Lai presented the initial draft of the Company Financial Projections, as defined under the caption “The Merger — Company Financial Projections”, to the Company Board, and outlined key assumptions related thereto. Following the Company Board’s consideration of Mr. Lai’s presentation, representatives of Latham & Watkins, Conyers and KLG then led a legal presentation regarding the Company Board’s strategic alternative review process, including discussing with the Company Board the importance of carefully considering alternatives to the February 28 Parent Proposal and mitigating any potential conflicts of interests that may arise in the course of the process. A representative of Conyers then led a discussion of the Company Board’s fiduciary duties under the laws of the Cayman Islands, including in the context of a strategic alternative review process. Representatives of Latham & Watkins also provided an update to the Company Board regarding the legal aspects of the process generally, noting that confidentiality agreements were being negotiated with Parent, Bidder A and Bidder B, and that drafts of the definitive transaction documents were being prepared to share with the parties.

On March 14, 2022, representatives of Goldman Sachs called representatives of Bidder A’s financial advisor and, separately, representatives of Bidder B, to inform each party that its initial proposal to acquire the Company was due by March 24, 2022, and that the Company’s management presentation would occur in the coming days.

Also on March 14, 2022, the Company and Bidder B executed a confidentiality agreement, negotiated by representatives of Latham & Watkins and Bidder B, which contained customary limitations regarding the use and disclosure of the Company’s confidential information and a customary standstill provision that terminated automatically upon the entry by the Company into a definitive agreement with another bidder. The confidentiality agreement did not include an exclusivity undertaking by the Company.

On March 16, 2022, the Company and Bidder A executed a confidentiality agreement, negotiated by representatives of Latham & Watkins and Bidder A, which contained customary limitations regarding the use and disclosure of the Company’s confidential information and a customary standstill provision that terminated automatically upon the entry by the Company into a definitive agreement with another bidder. The confidentiality agreement did not include an exclusivity undertaking by the Company.

On March 17, 2022, the Company and Parent executed a mutual confidentiality agreement, negotiated by representatives of Latham & Watkins and Wilson Sonsini, which contained customary limitations regarding the use and disclosure of the Company’s and Parent’s confidential information and a customary mutual standstill provision that terminated automatically upon either party’s entry into a definitive agreement with another party. The confidentiality agreement did not include an exclusivity undertaking by the Company.

Also on March 17, 2022, representatives of Goldman Sachs delivered process letters to the financial advisor of Bidder A and representatives of Bidder B that outlined the required contents of each party’s initial proposal, including, among other items, the proposed purchase price and form of consideration, sources of financing, transaction structure, required confirmatory due diligence and any material conditions or contingencies to the consummation of a transaction.

Between March 17, 2022 and March 21, 2022, representatives of the Company’s management team, together with representatives of Goldman Sachs, provided separate management presentations via videoconference to Parent, Bidder A and Bidder B and certain of their respective representatives, during which the Company’s market strategy and product development, as well as certain other operational and financial matters, were discussed. During the same period, at the direction of the Company, representatives of Goldman Sachs advised representatives of BMO that Parent should submit an improved proposal in the coming days.

On March 22, 2022, Mr. Kou, Mr. Lai and Mr. Nelson Duann, the Company’s Senior Vice President of Marketing and R&D, had an in-person meeting with certain members of Bidder A’s management team to discuss potential synergies that could result from Bidder A’s acquisition of the Company.

On March 24, 2022, Bidder A sent the Company a preliminary indication of interest letter following the parameters set forth in the process letter previously shared by Goldman Sachs, in which Bidder A proposed an acquisition of the Company in an all-cash transaction at a purchase price of $95.00 per ADS, funded with cash on hand (the “March 24 Bidder A Proposal”).

Also on March 24, 2022, Bidder B sent the Company a preliminary indication of interest letter following the parameters set forth in the process letter previously shared by Goldman Sachs, in which Bidder B proposed an acquisition of the Company in an all-cash transaction at a purchase price of $96.00 per ADS, funded with a combination of debt financing and equity commitments available to Bidder B, together with a request to enter into exclusive negotiations with Bidder B for two weeks (the “March 24 Bidder B Proposal”). A representative of Bidder B also called Mr. Kou shortly thereafter to explain Bidder B’s valuation of the Company. The closing sale price of the ADSs on Nasdaq as of March 23, 2022, the last full trading day prior to the Company’s receipt of the March 24 Bidder A Proposal and the March 24 Bidder B Proposal, was $68.77.

Between March 24, 2022 and March 27, 2022, at the direction of the Company, representatives of Goldman Sachs had several discussions with representatives of Bidder A and Bidder A’s financial advisor regarding the March 24 Bidder A Proposal. Following advice from representatives of Goldman Sachs, provided at the direction of the Company, that Bidder A needed to increase the purchase price presented in the March 24 Bidder A Proposal, Bidder A indicated it intended to submit a revised proposal by March 28, 2022 that would increase the purchase price to between $115.00 and $120.00 per ADS.

On March 25, 2022, representatives of Goldman Sachs had separate calls with representatives of Bidder B and Bidder B’s financial advisor, during which representatives of Goldman Sachs indicated, at the direction of the Company, that Bidder B needed to increase the purchase price presented in the March 24 Bidder B Proposal. Representatives of Bidder B stated that they would consider Goldman Sachs’ feedback, but did not commit to submitting an updated proposal.

On March 26, 2022, representatives of Goldman Sachs informed representatives of BMO that another bidder had previewed a proposal to acquire the Company that would likely exceed the purchase price in the February 28 Parent Proposal.

On March 28, 2022, Parent sent the Company an updated written indication of interest, in which Parent reaffirmed the purchase price, consideration mix, sources of funding and exclusivity request in the February 28 Parent Proposal (the “March 28 Parent Proposal”). Shortly after the delivery of the March 28 Parent Proposal, at the direction of Parent, representatives of BMO indicated to representatives of Goldman Sachs that Parent would consider increasing its proposed purchase price following Parent’s completion of additional due diligence.

Also on March 28, 2022, Bidder A sent the Company an updated written indication of interest (the “March 28 Bidder A Proposal”), in which Bidder A increased its proposed purchase price to $115.00 per ADS in cash. The other proposed terms outlined in the March 24 Bidder A Proposal remained substantially the same in the March 28 Bidder A Proposal. The closing sale price of the ADSs on Nasdaq as of March 25, 2022, the last full trading day prior to the Company’s receipt of the March 28 Parent Proposal and the March 28 Bidder A Proposal, was $69.34.

On March 29, 2022, the Company Board held a meeting, together with representatives of the Company’s management team, Goldman Sachs, Latham & Watkins, KLG and Conyers. Mr. Lai provided an update for the Company Board regarding the Company Financial Projections, noting that the Company’s management team had made certain immaterial updates to the Company Financial Projections after the meeting of the Company Board on March 11, 2022. Following further discussion, the Company Board approved the Company Financial Projections for use in Goldman Sachs’ financial analyses of any proposals to acquire the Company and in any fairness opinion rendered by Goldman Sachs related thereto, and approved sharing certain portions of the Company Financial Projections with any parties considering an acquisition of the Company. Representatives of Goldman Sachs then described the terms of each bidder’s most recent proposal and summarized Goldman Sachs’ recent communications with representatives of each bidder, noting that Parent and Bidder A were considering an increase to the proposed purchase price in their respective proposals, while Bidder B would not commit to improving the March 24 Bidder B Proposal. Representatives of Goldman Sachs then discussed certain financial aspects of each proposal. Following this discussion, representatives of Latham & Watkins advised the Company Board on the next steps in the strategic alterative review process, and explained that updated process letters with instructions for submitting final proposals would be shared with the bidders that the Company Board elected to continue negotiating with, and that each such bidder would be sent drafts of the definitive transaction documents and permitted access to a virtual data room to facilitate further due diligence of the Company. Representatives of Latham & Watkins further described certain key provisions contained in the drafts of the definitive transaction documents. The Company Board discussed the presentations made by Goldman Sachs and Latham & Watkins and, on the basis of Bidder B’s inability to commit to improving the March 24 Bidder B Proposal, directed representatives of Goldman Sachs to inform Bidder B that it would not be invited to participate as a potential acquiror of the Company in the next round of the review process. The Company Board also authorized the Company’s management team and outside advisors to further engage in negotiations with Parent and Bidder A, and approved the proposed terms of the definitive transaction documents as presented by representatives of Latham & Watkins. The Company Board then excused representatives of Goldman Sachs from the meeting in order to consider the proposed engagement letter with Goldman Sachs regarding its service as the Company’s financial advisor in the review process. Following consideration of the terms of the proposed engagement letter, and the customary conflict disclosures that Goldman Sachs would be required to make in relation to each party involved in the review process, the Company Board directed the Company’s management team to execute the proposed engagement letter on behalf of the Company.

On March 30, 2022, representatives of Goldman Sachs, pursuant to the direction of the Company, provided representatives of BMO an update on the Company’s review process, noting that the Company Board selected a certain number of parties to move forward as a potential acquiror in the next round of the Company’s review process. Representatives of Goldman Sachs also explained that Parent would need to improve the March 28 Parent Proposal in order to conclude a transaction with the Company. They also noted that a process letter would be sent to Parent the following day regarding the submission of final proposals, and that a virtual data room would be opened to facilitate due diligence of the Company.

Also on March 30, 2022, representatives of Goldman Sachs sent updated process letters to representatives of Parent and Bidder A, which directed Parent and Bidder A to deliver final proposals by April 21, 2022, and otherwise included substantially similar parameters as the process letters previously shared with Bidder A and Bidder B on March 17, 2022.

Also on March 30, 2022, at the direction of the Company, representatives of Goldman Sachs informed representatives of Bidder B’s financial advisor that Bidder B had not advanced to the next round of the strategic alternative review process.

On March 31, 2022, representatives of Bidder B called representatives of the Company’s management team to inform them that Bidder B would try to improve the March 24 Bidder B Proposal. However, following this call, Bidder B did not again contact the Company or any of its outside advisors regarding the March 24 Bidder B Proposal or any improvements thereto.

On April 1, 2022, representatives of Goldman Sachs posted the draft merger agreement prepared by representatives of Latham & Watkins to the virtual data room for review by Parent and Bidder A.

On April 5, 2022, representatives of Wilson Sonsini contacted representatives of Latham & Watkins to request, on behalf of Parent, that certain potential financing sources for Parent’s proposed acquisition of the Company be designated as Parent’s representatives under the previously executed confidentiality agreement between Parent and the Company so that Parent would be permitted to share certain of the Company’s confidential information with such financing sources. Later the same day, the Company consented to the proposed designations.

On April 6, 2022, representatives of Parent, BMO, Wilson Sonsini, Latham & Watkins, KLG and Goldman Sachs participated in a videoconference to discuss the regulatory approval process in connection with a potential transaction between Parent and the Company.

On April 7, 2022, Mr. Kou and Dr. Seendripu had an in-person meeting to discuss potential synergies that could result from Parent’s acquisition of the Company.

Later on April 7, 2022, representatives of Bidder A’s financial advisors discussed the process timeline with representatives of Goldman Sachs. During this conversation, representatives of Goldman Sachs encouraged Bidder A to further improve its proposal.

Also beginning on April 7, 2022, representatives of the Company’s management team, together with various of the Company’s outside advisors, conducted a series of due diligence sessions with representatives of both Parent and Bidder A, which included discussions of financial, tax, operational, human resources and legal matters relevant to the Company. Several such sessions were held over the ensuing weeks.

On April 8, 2022, representatives of Bidder A’s outside legal counsel sent a revised draft of the merger agreement between Bidder A and the Company, which reflected Bidder A’s proposed changes on a number of key issues, including the parties’ respective regulatory-related obligations and deal protection provisions impacting closing certainty, the Company’s interim operating obligations and termination fees.

On April 9, 2022, at the direction of Parent, a representative of BMO had a discussion with Mr. Lai regarding various process matters.

On April 11, 2022, representatives of Bidder A’s outside legal counsel and Latham & Watkins met via videoconference to discuss Bidder A’s revised draft of the merger agreement between Bidder A and the Company.

Also on April 11, 2022, representatives of Wilson Sonsini sent an issues list to representatives of Latham & Watkins regarding the draft Merger Agreement, which reflected certain proposed changes on a number of key issues, including those related to deal structure, financing matters, the parties’ respective regulatory-related obligations impacting closing certainty, the outside termination date and termination fees.

On April 13, 2022, representatives of Wilson Sonsini and Latham & Watkins met via videoconference to discuss the terms of the draft of the Merger Agreement, including those raised in Parent’s April 11 issues list. During this videoconference, representatives of Latham & Watkins encouraged Parent to submit a full mark-up of the draft of the Merger Agreement.

Also on April 13, 2022, representatives of Latham & Watkins sent a revised draft of the merger agreement between the Company and Bidder A to representatives of Bidder A’s outside legal counsel, which proposed several changes to the previous draft, including with respect to the parties’ respective regulatory- related obligations impacting closing certainty and the Company’s interim operating covenants.

Later on April 13, 2022, representatives of Latham & Watkins, Goldman Sachs and Bidder A’s outside legal counsel met via videoconference to discuss the requisite regulatory approvals in connection with a potential transaction and between Bidder A and the Company.

On April 14, 2022, representatives of Bidder A’s financial advisors and Goldman Sachs, at the direction of the Company, discussed certain matters relevant to Bidder A’s delivery of a revised proposal, including the parties’ respective regulatory obligations that would be important to the closing certainty of a potential acquisition of the Company by Bidder A.

Also on April 14, 2022, representatives of a strategic company (“Party A”), which is a key customer of the Company, contacted representatives of Goldman Sachs to express preliminary interest in engaging in discussions to acquire the Company. Representatives of Goldman Sachs contacted certain members of the Company’s management team to convey Party A’s interest. Consistent with the Company Board’s determination at its meeting on March 2, 2022 regarding the involvement of key customers in the Company’s strategic alternative review process, and after discussion with the Company’s management team, representatives of Goldman Sachs informed Party A that the Company was not interested in engaging in discussions with Party A at the present time.

On April 15, 2022, representatives of the Company’s and Parent’s management teams and certain of their respective outside advisors participated in a reverse due diligence session related to Parent’s business and operations.

On April 18, 2022 and April 19, 2022, representatives of Goldman Sachs, Bidder A and Bidder A’s financial advisors had several discussions regarding Bidder A’s potential submission of a final proposal to acquire the Company, including with respect to Bidder A’s consideration of alternative deal structures.

Also on April 19, 2022, representatives of Wilson Sonsini shared a revised draft of the Merger Agreement with representatives of Latham & Watkins, which reflected Parent’s view on the material terms previously discussed between Wilson Sonsini and Latham & Watkins on April 13, 2022, including a proposed fiduciary termination fee payable by the Company equal to 4% of the Company’s equity value, a reverse antitrust termination fee payable by Parent equal to 3% of the Company’s equity value and a nine-month outside termination date with one three-month extension that could be exercised in relation to regulatory matters.

Also on April 19, 2022, the Company Board held a meeting, together with certain representatives of the Company’s management team, Goldman Sachs, Latham & Watkins and KLG to consider the adoption of a retention bonus plan designed to retain key employees during the strategic alternative review process, including in the interim period between the signing and closing of any potential transaction to sell the Company. Mr. Lai, together with representatives of Latham & Watkins, described a summary of the plan to the Company Board and explained that the Company’s management team would work with the Company’s outside advisors to prepare documents to effectuate the plan should the Company Board approve the summary, and that the plan and such related documentation would be shared with Parent and Bidder A in the course of due diligence. Following discussion of the plan, the Company Board approved the summary presented by Mr. Lai and directed the Company’s management team, in coordination with the Company’s outside advisors, to prepare documents to effectuate the plan.

On April 21, 2022, representatives of Bidder A and Bidder A’s financial advisor informed representatives of Goldman Sachs that Bidder A would not be submitting a final proposal to acquire the Company and that Bidder A was also unable to reaffirm the $115.00 per ADS purchase price proposed in the March 28 Bidder A Proposal.

On April 22, 2022, Parent sent the Company a written proposal to acquire the Company in a mixed consideration transaction comprised of $89.76 of cash and 0.4532 Parent Shares per ADS, with an aggregate implied value of $110.00 per ADS, based on the closing Parent Share price on April 21, 2022 (the “April 22 Parent Proposal”). Representatives of Parent also shared a revised draft of the Merger Agreement with the Company concurrently with its delivery of the April 22 Parent Proposal. In a call with representatives of BMO shortly following Parent’s delivery of the April 22 Parent Proposal, representatives of Goldman Sachs, at the direction of the Company, indicated that Parent would likely need to increase the proposed purchase price for its proposal to be compelling to the Company Board. Following a verbal request for exclusivity relayed by BMO on behalf of Parent, representatives of Goldman Sachs also reiterated that the Company did not plan to enter into exclusive negotiations with Parent. The closing sale price of the ADSs on Nasdaq as of April 21, 2022, the last full trading day prior to the Company’s receipt of the April 22 Parent Proposal, was $76.68.

Later on April 22, 2022, the Company Board held a meeting, together with certain representatives of the Company’s management team, Goldman Sachs, Latham & Watkins and KLG. Representatives of Goldman Sachs provided an update on the strategic alternative review process, and described the terms of the April 22 Parent Proposal, Goldman Sachs’ financial analysis thereof and Bidder A’s decision not to submit a final proposal. They explained that representatives of Bidder A did not elaborate on Bidder A’s decision, but noted that given Bidder A’s focus on the regulatory-related obligations in the draft merger agreement, regulatory risks associated with a potential transaction between the Company and Bidder A may have been a factor. The Company Board discussed these matters and determined that the Company should continue negotiating with Parent to obtain the best price and transaction terms in the definitive transaction documents reasonably available from Parent.

On April 23, 2022, representatives of Latham & Watkins sent a revised draft of the Merger Agreement to representatives of Wilson Sonsini, which proposed a number of changes, including with respect to the Company’s interim operating covenants, the parameters that would need to be satisfied in order for the Company Board to evaluate, and exercise its fiduciary duties in connection with, alternative transaction proposals in the interim period and the parties’ respective regulatory-related obligations impacting closing certainty. The revised draft also proposed a fiduciary termination fee payable by the Company equal to 3% of the Company’s equity value, a reverse antitrust termination fee payable by Parent equal to 7% of the Company’s equity value and a nine-month outside termination date with two three-month extensions that could be exercised in relation to regulatory matters.

On April 25, 2022, representatives of Latham & Watkins and Wilson Sonsini met via videoconference to discuss outstanding issues in the Merger Agreement and certain other process matters.

Also on April 25, 2022, at the direction of the Company and Parent, representatives of Goldman Sachs and BMO had a call to discuss certain proposed terms in the Merger Agreement, including those related to regulatory matters and termination fees, as well as the timeline to potentially concluding definitive transaction documents between the Company and Parent.

Also on April 25, 2022, Bloomberg reported that the Company was exploring a sale amid takeover interest from unidentified third parties. The closing sale price of the ADSs on Nasdaq as of April 22, 2022, the last full trading day prior to Bloomberg’s report, was $77.09.

Also on April 25, 2022, representatives of Bidder A called representatives of Goldman Sachs to discuss Bidder A’s interest in re-engaging in negotiations to acquire the Company. Representatives of Bidder A indicated that Bidder A would consider doing so, but they were unable to confirm that Bidder A would submit an updated proposal to acquire the Company.

Also on April 25, 2022, the Company Board held a meeting, together with certain representatives of the Company’s management team, Goldman Sachs, Latham & Watkins and KLG, to discuss the status of the Company’s strategic alternative review process and related considerations, including with respect to the possible impact of Bloomberg’s report regarding a potential sale of the Company, the estimated timing of concluding a transaction with Parent and certain key terms in the Merger Agreement, including the parties’ respective obligations related to regulatory matters impacting closing certainty and termination fees. Representatives of Goldman Sachs also provided an update regarding their conversation with representatives of Bidder A earlier on April 25, 2022. The Company Board then discussed with representatives of Goldman Sachs and Latham & Watkins the regulatory requirements associated with a transaction involving Bidder A, including the importance of obtaining a substantial regulatory efforts commitment from Bidder A should negotiations recommence to enhance the closing certainty of such a transaction.

Also on April 25, 2022 (California time), the Parent Board held a meeting, together with certain representatives of Parent’s management team and Wilson Sonsini. Representatives of Parent’s management team provided an update on discussions with the Company regarding a potential transaction, including the Company’s request for Parent to increase the proposed purchase price in the April 22 Parent Proposal. Representatives of Parent’s management team then reviewed the strategic rationale to pursue a transaction with the Company, which was previously discussed with the Parent Board during its February 23, 2022 meeting. The Parent Board discussed and deliberated such matters, including with respect to the potential to expand Parent’s scale and the complementary nature of the Company’s markets to those of Parent, as well as risks associated with the Company’s greater relative focus on consumer markets. Representatives of Parent’s management team and Wilson Sonsini then provided an overview of the proposed transaction structure, Parent’s financing sources and the financial impact of the proposed transaction on Parent, including with respect to potential synergies in the transaction and the potential transaction timeline. The Parent Board discussed and deliberated such matters, and assessed the potential financial synergies in connection with an acquisition of the Company. Representatives of Wilson Sonsini then presented with respect to the regulatory process and potential regulatory risks of the potential transaction with the Company, and the Parent Board discussed and deliberated such matters, including with respect to the covenants and other terms of the definitive transaction documents that the Company sought in connection therewith. The Parent Board also discussed and deliberated the geopolitical risks associated with the potential transaction in light of current relations between China and the United States and the potential for degradation of the relationship between the two countries. A further discussion and deliberation ensued concerning the consequences and risks of an extended regulatory review period to both the Company and Parent, including the extent to which the definitive transaction documents could and would preserve flexibility for Parent to pursue other acquisition transactions, customer and employee retention considerations, and the pricing structure for the equity portion of the proposed merger consideration. Representatives of Wilson Sonsini then presented with respect to the expected material negotiating points in the definitive transaction documents, including Parent’s regulatory covenants, such as restrictions on Parent’s ability to pursue other acquisition transactions during the pendency of the transaction with the Company, the Company and Parent termination fees and the outside termination date. There was then discussion regarding the possible impact of Bloomberg’s report about a potential sale of the Company and the potential for a similar news report to mention Parent as a potential bidder.

On April 27, 2022, representatives of Wilson Sonsini delivered a revised draft of the Merger Agreement to representatives of Latham & Watkins. Among other changes to the key provisions previously discussed by the parties, Parent reasserted the amounts of the Company and Parent termination fees originally proposed in the April 19, 2022 draft of the Merger Agreement, but agreed to the Company’s proposed outside termination date of nine months with two three-month extensions that could be exercised in relation to regulatory matters.

Also on April 27, 2022, representatives of the Company’s management team, together with representatives of Goldman Sachs, Latham & Watkins and KLG, held a financial due diligence session with representatives of Parent and BMO.

Also on April 27, 2022, at the direction of Parent, representatives of BMO called Mr. Lai to discuss the transaction timeline proposed by Parent.

On April 28, 2022, representatives of Latham & Watkins sent a revised draft of the Merger Agreement to representatives of Wilson Sonsini. In addition to certain other revisions, the Company reasserted the amounts of the Company and Parent termination fees originally proposed in the April 23, 2022 draft of the Merger Agreement.

Also on April 28, 2022, representatives of Bidder A’s financial advisors informed representatives of Goldman Sachs on a call that Bidder A received an inbound indication of interest from a private equity sponsor (“Party B”) to submit a joint proposal with Bidder A to acquire the Company. Representatives of Goldman Sachs informed the representatives of Bidder A’s financial advisor that if Bidder A and Party B sought to submit a joint proposal to acquire the Company, they would need to submit such proposal in writing as soon as practicable in order to remain competitive in the strategic alternative review process.

Also on April 28, 2022 (California time), the Parent Board held a meeting, together with certain representatives of Parent’s management team and Wilson Sonsini. Representatives of Parent’s management team provided an update on discussions with the Company regarding Parent’s potential acquisition of the Company. Representatives of Wilson Sonsini then provided an overview of the terms of BMO’s engagement as Parent’s financial advisor in connection with the potential transaction with the Company, and the customary conflict disclosures that BMO would provide the Parent Board in relation to the Company and, thereafter, the Parent Board formally approved the engagement of BMO and directed Parent’s management team to execute the proposed engagement letter on behalf of Parent.

Also on April 28, 2022, a representative of BMO and Mr. Lai had a call to discuss the timeline for potentially concluding definitive transaction documents between the Company and Parent.

On April 29, 2022, Parent reaffirmed to the Company the April 22 Parent Proposal of $110.00 aggregate implied value per ADS, although with a revised consideration mix of $90.54 of cash and 0.388 Parent Shares based on the closing Parent Share price as of April 28, 2022 (the “April 29 Parent Proposal”). In a call with representatives of BMO immediately prior to Parent’s delivery of the April 29 Parent Proposal, representatives of Goldman Sachs, pursuant to the direction of the Company, reiterated its previous guidance that Parent would likely need to increase the proposed purchase price in order for Parent’s proposal to be compelling to the Company Board. They also reaffirmed the Company Board’s prior decision not to enter into exclusive negotiations with Parent. The closing sale price of the ADSs on Nasdaq as of April 28, 2022, the last full trading day prior to the Company’s receipt of the April 29 Parent Proposal, was $83.25.

Also on April 29, 2022, Bidder A contacted representatives of Goldman Sachs to inform them that Party B would be unable to submit a timely joint proposal with Bidder A to acquire the Company.

Also on April 29, 2022 (California time), the Parent Board held a meeting, together with certain representatives of Parent’s management team, BMO, Wilson Sonsini, and Rice, Hadley, Gates & Manuel LLC (“Rice Hadley”), an international strategic consulting firm engaged by Parent. Representatives of Rice Hadley presented on the current international relations between China and the United States and certain geopolitical and economic risks in the context of a potential transaction with the Company, including the deterioration in the relationship between China and the United States, the ongoing and potential further decoupling of certain industries between China and the United States, particularly in the technology and the semiconductor industries, and certain risks associated with technology transfers and development in China, cybersecurity, and data protection. Representatives of Rice Hadley then further described the possibility of investment restrictions in, and export restrictions effecting, China. There was then discussion and deliberation with respect to the likelihood of obtaining regulatory approvals in light of the unpredictable geopolitical environment. Representatives of Rice Hadley then left the meeting, and representatives of Parent’s management team provided an update on discussions with the Company regarding a potential acquisition of the Company. Representatives of Parent’s management team then presented a financial presentation addressing, among other things, a potential recession and Parent’s ability to service acquisition indebtedness in various scenarios. BMO then reviewed with the Parent Board certain financial aspects of Parent’s contemplated transaction to acquire the Company, and discussion and deliberation ensued related to such matters, including with respect to the business and cyclicality risks of entering direct consumer markets measured against scale benefits of the acquisition of the Company. Representatives of Wilson Sonsini presented with respect to the fiduciary duties of the Parent Board in evaluating the potential transaction with the Company, as well as the material proposed terms of the Merger Agreement and the contemplated debt financing.

On April 30, 2022, representatives of Goldman Sachs, at the direction of the Company, connected representatives of Bidder A and Bidder B, and encouraged them to submit a joint proposal to acquire the Company.

On April 30, 2022, representatives of Goldman Sachs, pursuant to the direction of the Company, informed representatives of BMO that the implied value of the April 29 Parent Proposal was lower than the implied value of the April 22 Parent Proposal in light of changes in the trading price of Parent Shares and encouraged Parent to submit an improved proposal.

On May 1, 2022, representatives of Bidder B and Goldman Sachs discussed on a call Bidder B’s potential joint proposal with Bidder A, and representatives of Goldman Sachs advised Bidder B to submit a proposal with Bidder A as soon as practicable.

On May 2, 2022, Mr. Litchfield called Mr. Lai to express Parent’s interest in signing definitive transaction documents in the coming days. Mr. Lai indicated that the Company was prepared to move quickly toward signing, but reiterated that Parent would likely need to increase its proposed purchase price in order for its proposal to be compelling to the Company Board.

Also on May 2, 2022, representatives of Goldman Sachs reaffirmed to Bidder B’s financial advisor that Bidder A and Bidder B needed to submit any potential joint proposal to acquire the Company in writing as soon as practicable in order to remain competitive in the strategic alternative review process.

On May 3, 2022, Parent sent the Company a revised written proposal to acquire the Company in a mixed consideration transaction, comprised of $92.54 of cash and 0.388 Parent Shares, with an aggregate implied value of $112.16 per ADS, based on the closing Parent Share price on May 2, 2022 (the “May 3 Parent Proposal”). Shortly following Parent’s delivery thereof, representatives of Goldman Sachs and BMO had a call to discuss the May 3 Parent Proposal, during which representatives of Goldman Sachs, at the direction of the Company, encouraged Parent to further improve its proposal, and also noted that certain covenants in the proposed definitive transaction documents with respect to the interim operations of the Company’s business were unduly restrictive. The closing sale price of the ADSs on Nasdaq as of May 2, 2022, the last full trading day prior to the Company’s receipt of the May 3 Parent Proposal, was $79.54.

Also on May 3, 2022, representatives of Wilson Sonsini shared a revised draft of the Merger Agreement with representatives of Latham & Watkins, which included a number of revisions relating to the Company’s interim operating obligations, the Company’s obligations to assist Parent in obtaining financing to fund the transaction and Parent’s regulatory-related obligations impacting closing certainty, among other items. Parent also proposed identical Parent and Company termination fee amounts equal to approximately 4% of the Company’s equity value.

Also on May 3, 2022, representatives of Goldman Sachs shared with Bidder A and Bidder B a revised draft of the merger agreement between the Company and Bidder A that was previously shared with Bidder A on April 13, 2022, in order to encourage timely negotiations between the parties should Bidder A and Bidder B submit a joint proposal to acquire the Company. The revised draft included certain revisions relating to terminations fees and the parties’ respective regulatory-related obligations and other matters relating to closing certainty.

On May 4, 2022, Dr. Seendripu, together with representatives of BMO, informed representatives of Goldman Sachs on a call that Parent planned to imminently submit a revised proposal, and such proposal would represent Parent’s best and final offer. He also indicated that, in light of Bloomberg contacting Parent regarding its interest in acquiring the Company and an expected forthcoming media report linking Parent to the Company’s strategic alternative review process, Parent would revoke its proposal if the Company did not expeditiously enter into definitive transaction documents with Parent. Shortly thereafter, Parent sent the Company a revised written proposal to acquire the Company in a mixed consideration transaction, comprised of $93.54 of cash and 0.388 Parent Shares, with an aggregate implied value of $113.31 per ADS, based on the closing Parent Share price on May 3, 2022 (the “May 4 Parent Proposal”). The closing sale price of the ADSs on Nasdaq as of May 3, 2022, the last full trading day prior to the Company’s receipt of the May 4 Parent Proposal, was $81.53.

Also on May 4, 2022 (California time), the Parent Board held a meeting, together with certain representatives of Parent’s management team and Wilson Sonsini. Representatives of Parent’s management team and Wilson Sonsini provided an update on the discussions and negotiations with the Company. Representatives of Wilson Sonsini then provided an overview of the Parent Board’s fiduciary duties in connection with its evaluation of the potential transaction and an overview of the material terms of the Merger Agreement and the contemplated debt financing. Representative of Wilson Sonsini also reviewed the proposed Parent Board resolutions for approving the Merger Agreement, the debt financing, the Merger and the other Transactions, as well as certain customary ancillary matters. BMO then joined the meeting and reviewed with the Parent Board certain financial aspects of Parent’s contemplated transaction to acquire the Company. After further discussions with representatives of Parent’s management team, BMO, and Wilson Sonsini, the Parent Board adopted resolutions approving the Merger Agreement, the debt financing, the Merger and the other Transactions, as well as certain customary ancillary matters.

Later on May 4, 2022, representatives of the Company’s and Parent’s management teams and certain of their respective outside advisors participated in a reverse due diligence session regarding Parent’s business and operations. Following this session, the Company’s outside advisors finalized their reverse due diligence of Parent, which was undertaken at the direction of the Company Board in light of the stock component of Parent’s various proposals to acquire the Company. Based on the terms of the May 4 Parent Proposal, the Company securityholders were anticipated to own approximately 14% of the fully diluted Parent Shares following the Closing.

Later on May 4, 2022, the Company Board held a meeting, together with certain representatives of the Company’s management team, Goldman Sachs, Latham & Watkins, KLG and Conyers. Representatives of Goldman Sachs described the terms of the May 4 Parent Proposal to the Company Board. They explained that the May 4 Parent Proposal represented Parent’s best and final offer, and that Parent was prepared to revoke the May 4 Parent Proposal should the Company not quickly conclude definitive transaction documents with Parent. Following this discussion, representatives of Goldman Sachs provided a read out to the Company Board of the reverse due diligence sessions held with Parent on April 15, 2022 and earlier in the day on May 4, 2022, and also described trends in the trading price of Parent Shares over recent years. Representatives of Goldman Sachs then updated the Company Board on Goldman Sachs’ recent discussions with Bidder A and Bidder B regarding their potential joint proposal to acquire the Company, noting that, based on such discussions, Bidder A and Bidder B would likely be unable to quickly propose and negotiate an actionable transaction with the Company. Following the Company Board’s consideration of these developments, representatives of Latham & Watkins described the results of Goldman Sachs’ customary conflict disclosures that were previewed at the March 29, 2022 meeting of the Company Board, noting that Goldman Sachs had not received any fees from Parent in the previous two years and had no significant relationships that would otherwise call into question the independence of its financial analysis or fairness opinion. Representatives of Latham & Watkins then provided an overview of the key terms in the proposed definitive transaction documents with Parent, certain matters still under negotiation with Parent and the proposed board resolutions for approving the Merger Agreement, the Transactions, including the Merger, and certain customary ancillary matters. Following this discussion, a representative of Conyers again provided an overview of the Company Board’s fiduciary duties under the laws of the Cayman Islands, including in the context of a strategic alternative review process. Representatives of Goldman Sachs then reviewed with the Company Board its financial analysis of the May 4 Parent Proposal, and rendered its oral opinion, which was subsequently confirmed by delivery of its written opinion, dated May 5, 2022, to the Company Board that, as of such date, and based upon and subject to the factors and assumptions set forth in its opinion, the Merger Consideration to be paid to the Company securityholders (other than Parent and its affiliates) was fair from a financial point of view to such Company securityholders, as more fully described under the caption “The Merger — Fairness Opinion of Goldman Sachs.” After further discussions with its financial and legal advisors and representatives of the Company’s management team, including with respect to the various advantages and risks of the proposed transaction (which are more fully described below under the caption “The Merger — Reasons for the Merger and Recommendation of the Company Board”), the Company Board unanimously adopted resolutions approving the Merger Agreement (with such final changes as approved by the Company’s management), the Transactions, including the Merger, and certain customary ancillary matters.

Later on May 4, 2022, representatives of Bidder A and Bidder B informed representatives of Goldman Sachs that Bidder A and Bidder B were unable to submit a joint proposal to acquire the Company.

On May 4, 2022 and May 5, 2022, representatives of Latham & Watkins and Wilson Sonsini exchanged several drafts of the Merger Agreement and the other transaction documents, and representatives of the Company’s and Parent’s management teams, Latham & Watkins, Wilson Sonsini and certain of the parties’ other outside advisors participated in a number of negotiations via videoconference regarding the remaining open points in the definitive transaction documents, which largely related to the Company’s interim operating obligations, termination fees and certain technical items. During such negotiations, Parent and the Company agreed to a fiduciary termination fee payable by the Company equal to approximately 3.4% of the Company’s equity value and a reverse antitrust termination fee payable by Parent equal to approximately 4.1% of the Company’s equity value.

Also on May 5, 2022, during the course of the foregoing negotiations, Bloomberg reported that Parent was in talks to acquire the Company.

Later on May 5, 2022, following the conclusion of negotiations of the definitive transaction documents, and before U.S. markets opened, each of the Company, Parent and Merger Sub executed and delivered the Merger Agreement and the Company and Parent issued a joint press release announcing the execution of the Merger Agreement.

Parent’s Reasons for the Merger

At its meeting on May 4, 2022, held to evaluate the proposed Merger, the Parent Board determined (i) that the Merger and Parent’s entry into the Merger Agreement is consistent with and in furtherance of the long-term business strategy of Parent and is fair to, in the best interests of Parent and its stockholders; and (ii) that the consummation of the Merger and the other transactions pursuant to the terms and conditions substantially as set forth in the Merger Agreement and all exhibits, annexes and schedules thereto (collectively, the “Agreements”) and as described and discussed at the meeting of the Parent Board is in the best interests of Parent and its stockholders.

In evaluating the Merger Agreement and the Transactions, including the Merger, the Parent Board consulted with Parent’s senior management, its outside legal advisors, Wilson Sonsini, Fangda Partners (People’s Republic of China outside legal advisor to Parent), LCS & Partners (Republic of China outside legal advisor to Parent), Appleby Global Services Limited (Cayman Islands and British Virgin Islands outside legal advisor to Parent), Rice Hadley, and its financial advisor, BMO. In the course of reaching its determination (i) that the Merger and Parent’s entry into the Merger Agreement is consistent with and in furtherance of the long-term business strategy of Parent and is fair to, in the best interests of Parent and its stockholders; and (ii) that the consummation of the Merger and the other transactions pursuant to the terms and conditions substantially as set forth in the Agreements and as described and discussed at the meeting of the Parent Board is in the best interests of Parent and its stockholders, the Parent Board considered a variety of factors, including its knowledge of the Company’s business, operations, financial condition and prospects, as well as the risks in achieving those prospects, including uncertainties associated with achieving financial benefits. In making its determination, the Parent Board focused, among other things, on the following material factors (not necessarily in order of relative importance):

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Combined Scale. The Parent Board considered the potential scale of the combined businesses of Parent and the Company, which is expected, among other things, to have over $2 billion in annual revenue and to provide additional technology, resources, and capabilities to accelerate product innovation and sales, improve operational efficiency, drive lower manufacturing costs, and generate run- rate synergies of at least $100 million to be realized within 18 months after the Transactions close.

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Market Expansion. The Parent Board considered management’s belief that Parent would benefit from the ability to penetrate the large growing storage market. Parent would also benefit from the combination of Parent’s RF, analog/mixed-signal, and processing capabilities with the Company’s market leading NAND flash controller technology, which would complete a total technology stack that fully captures end-to-end platform functionality and accelerates expansion into enterprise, data center, industrial, IoT, edge compute, and consumer markets.

•	Accretive. The Parent Board considered that the Merger is expected to be immediately accretive to Parent’s non-GAAP earnings per share.

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Strategy. The Parent Board considered the strategic and transformative nature of the Merger, combining two semiconductor companies across a diversified set of end-markets, which is expected, among other things, to create a highly diversified technology platform with strong positions across the broadband, connectivity, infrastructure, and storage end markets.

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Customer Engagement. The Parent Board considered management’s belief that Parent will benefit from expanded resources to better support the combined company’s broad customer relationships with their long-term storage product roadmap requirements and that the Company’s NAND flash controller technology and customer relationships complement Parent’s leadership in broadband, connectivity, and infrastructure markets.

•	Reputation. The Parent Board considered the strength of the Company’s brand equity and customer trust.

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Historical Information. The Parent Board considered the historical information concerning Parent’s and the Company’s respective businesses, financial performance and condition, operations, technology, management and competitive position.

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Financial Conditions. The Parent Board considered management’s view of the financial condition, results of operations and businesses of each of the Company and Parent before and after giving effect to the Merger.

•	Market Conditions. The Parent Board considered current financial market conditions and historical market prices, volatility and trading information with respect to Parent Shares and the ADSs.

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Merger Consideration. The Parent Board considered the amount and form of Merger Consideration to be paid by Parent in the Merger and other financial terms of the Transactions, including the fact that the exchange ratios are fixed.

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Merger Agreement Terms. The Parent Board considered the reasonableness of the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, and the termination rights of, and termination fees payable by, the parties.

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Due Diligence. The Parent Board considered the reports from management and advisors of Parent as to the results of the due diligence investigation of the Company, including meetings with its management and its financial, legal and other advisors.

The Parent Board also considered a number of countervailing uncertainties and risks in its deliberations concerning the Merger Agreement and the Transactions, including the Merger, and the following (not necessarily in order of relative importance):

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Risks Relating to the Benefits of the Transactions. The Parent Board considered the risk that the potential benefits sought in the Merger might not be fully realized and the challenges and difficulties relating to combining the operations of Parent and the Company.

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Risks of Failure to Complete the Transactions. The Parent Board considered the possibility that the Merger might not be consummated, or that consummation might be unduly delayed, and the effect of public announcement of the Merger on Parent’s sales and operating results and Parent’s ability to retain key management, marketing, technical and other personnel during the pendency of, and following any termination of, the Merger.

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Risks Relating to Costs of the Transactions. The Parent Board considered the substantial charges to be incurred in connection with the Merger, including costs of financial advisors, legal counsel, and other advisors and of obtaining the necessary financing to consummate the Transactions and integrating the businesses and other transaction expenses arising from the Merger.

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Risks Relating to Personnel. The Parent Board considered the risk that despite the efforts of Parent and the Company, key personnel of Parent or the Company might not remain employed with Parent or the Company during the pendency of or following consummation of the Merger.

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Risks Relating to Operations. The Parent Board considered certain restrictions on Parent’s ability to operate during the pendency of the Merger and its ability to make certain acquisitions during the pendency of the Merger.

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Risks Relating to Governmental Approvals or Imposition of Conditions. The Parent Board considered Parent’s obligations under the Merger Agreement, including obligations to undertake certain mitigation measures that may be required to obtain applicable antitrust approvals and obligations to pay a termination fee under certain circumstances, in each case, subject to the terms and conditions of the Merger Agreement.

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Risks Relating to the Geopolitical Environment. The Parent Board considered the current international relations between China and the United States and certain geopolitical and economic risks in the context of the Transactions, including the deterioration in the relationship between China and the United States, ongoing and potential further decoupling within certain industries between China and the United States (particularly in the technology and the semiconductor industries), certain risks associated with technology transfers and development in China, cybersecurity, and data protection, and the possibility of investment restrictions in, and export restrictions effecting, China. The Parent Board also considered the likelihood of obtaining regulatory approvals in light of the unpredictable geopolitical environment.

•	Other Strategic Alternatives. The Parent Board considered the risk that the Transactions may limit Parent’s ability to engage in additional future strategic acquisitions.

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Other Risks and Uncertainties. The Parent Board considered various other risks associated with the Transactions and the businesses of Parent and the Company, following the Merger as described in the section entitled “Risk Factors.”

The Parent Board determined that the benefits expected to be achieved for Parent as a result of the Merger outweighed these potential risks and uncertainties. The Parent Board recognized that there can be no assurance of future results, including results considered or expected as disclosed in this section of the proxy statement/prospectus.

The above discussion of the material factors considered by the Parent Board in its consideration of the Merger Agreement and the Transactions, including the Merger, is not intended to be exhaustive, but rather to set forth the principal factors considered by the Parent Board. In light of the number and wide variety of factors considered in connection with the evaluation of the Merger Agreement and the Transactions, the Parent Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The Parent Board based its position on the information available to it and the factors presented to and considered by it. However, some directors may individually have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Parent’s reasons for the Transactions and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Note Regarding Forward Looking Statements.”

The Company’s Reasons for the Merger and Recommendation of the Company Board

At its meeting on May 4, 2022, held to evaluate the proposed Merger, the Company Board unanimously approved the Merger Agreement and determined that the Transactions are fair to and in the best interests of the Company and Company shareholders. The Company Board unanimously recommends that the Company shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

In evaluating the Merger Agreement and the Transactions, including the Merger, the Company Board consulted with the Company’s senior management, its outside legal advisors, Latham & Watkins, KLG and Conyers, and its financial advisor, Goldman Sachs. In the course of reaching its determination that the terms of the Merger Agreement and the Merger are advisable, fair to and in the best interests of the Company and the Company shareholders and to recommend upon the terms and subject to the conditions set forth in the Merger Agreement, that the Company shareholders vote in favor of the approval and adoption of the Merger Agreement and the Merger, the Company Board reviewed, evaluated and considered a significant amount of information and numerous factors and benefits of the Merger, each of which the Company Board believed supported its unanimous determination and recommendation:

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Attractive Value. The belief of the Company Board that the Per Share Merger Consideration and the Per ADS Merger Consideration represent a full and fair value for the Company Shares and the ADSs, respectively, taking into account the Company Board’s familiarity with the Company’s current and historical financial condition and results of operations and the Company’s business strategy, financial requirements, assets and business prospects and risks.

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Premium to Current and Historical Trading Prices. The Company Board considered the fact that the Merger Consideration to be paid by Parent would provide Company securityholders with the opportunity to receive a significant premium over the market price of the Company Shares and ADSs, respectively. The Company Board reviewed the current and historical market prices and trading information with respect to the ADSs, including the fact that the Per ADS Merger Consideration represents a meaningful premium to those historical prices, including:

•	a premium of approximately 40.8% over $81.20 per ADS, the closing sale price on Nasdaq as of May 4, 2022, the last full trading day prior to the meeting of the Company Board;

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a premium of approximately 48.3% over $77.09 per ADS, the closing sale price on Nasdaq as of April 22, 2022, the last trading day prior to Bloomberg’s report that the Company was exploring a sale amid interest from unidentified third parties (such date, the “undisturbed date”);

•	a premium of approximately 58.9% over $71.94 per ADS, the average of the volume weighted average closing sale prices on Nasdaq during the 30-day trading period ended on the undisturbed date;

•	a premium of approximately 45.4% over $78.64 per ADS, the volume weighted average closing price during the 90-day trading period ended on the undisturbed date; and

•	a premium of approximately 20.3% over $95.03 per ADS, the 52-week high trading price as of May 4, 2022.

•	Quality of the Strategic Alternative Review Process: The Company Board considered:

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that after receiving the initial indication of interest from Parent, the Company Board consulted with Goldman Sachs and its outside legal advisors regarding its options with respect to a potential sale of the Company;

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that in light of the threat posed to the Company’s business by potential leaks of competitively sensitive information, the Company Board elected to commence a targeted strategic alternative review process involving each of the strategic parties and financial sponsors that the Company Board believed most likely and capable of acquiring the Company;

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that representatives of Goldman Sachs had contact with six potential acquirers, including multiple strategic parties and a financial sponsor, regarding their potential interest in acquiring the Company, and that two of the five additional parties other than Parent (Bidder A and Bidder B) expressed interest in such discussions, entered confidentiality agreements with the Company, engaged in certain business and legal diligence of the Company and ultimately made non-binding offers to acquire the Company, as is described further in “The Merger — Background of the Merger;”

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the course of negotiations between the Company and Parent, which resulted in an increase in the price that Parent was willing to pay to acquire the Company, and that Bidder A and Bidder B did not make binding offers to acquire the Company following extensive negotiations with both parties, as is described further in “The Merger — Background of the Merger;” and

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the adequacy and results of the Company’s review process of exploring strategic alternatives and the Company Board’s belief that the Merger Consideration offered by Parent represents the highest price reasonably obtainable, and that the Merger Agreement contained the most favorable terms to the Company in the aggregate to which Parent was then willing to agree.

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Mixed Merger Consideration; Future Earnings and Certainty of Value. The Company Board considered the fact that the Merger Consideration consists primarily of cash, which provides liquidity and certainty of value to Company securityholders, along with a stock component, which provides Company securityholders with the ability to participate in the future earnings and growth of the combined company resulting from the Merger compared to remaining an independent standalone company or any transaction in which Company securityholders would solely receive cash consideration or shares of an acquirer’s stock. The Company Board weighed the certainty of realizing a compelling value for the ADSs against the uncertain prospect that the trading value for the ADSs would approach the Per ADS Merger Consideration in the foreseeable future. Based upon its knowledge of, and familiarity with, the Company’s historical and current business, operations, prospects, business strategy, competitive position, long-term financial plan and related execution risks, and the semiconductor industry generally, the Company Board believed this mix of certainty of value and long-term value creation potential of the Company’s business was compelling, taking into account the risks of remaining independent and pursuing the Company’s current business and financial plans, including the risks and uncertainties associated with the Company’s business described below and the other risks and uncertainties discussed in the Company’s public filings with the SEC. The Company Board also considered the fact that the Merger Agreement permits the Company to pay ADS holders quarterly installments of the previously declared annual cash dividend in the amount of $0.50 per ADS through the third quarter of 2022.

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Goldman Sachs Opinion and Related Analysis. The Company Board considered certain financial analyses presented to and discussed with the Company Board by representatives of Goldman Sachs and the oral opinion of Goldman Sachs rendered to the Company Board, which was subsequently confirmed by delivery of its written opinion, dated May 5, 2022, that as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the Merger Consideration to be paid to the Company securityholders (other than Parent and its affiliates) was fair, from a financial point of view, to such Company securityholders, as is more fully described below under the caption “The Merger — Opinion of Goldman Sachs (Asia) L.L.C., the Company’s Financial Advisor.”

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Surviving Company. Considering the financial position of the Company and Merger Sub, no reasonable concern exists that, as a result of the Merger, the Surviving Company will not be able to fulfill the obligations of the Company to its creditors.

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Other Potential Strategic Alternatives. In addition to the strategic alternative review process described above, and the non-binding offers made to acquire the Company by Bidder A and Bidder B, the Company Board considered (1) other possible alternatives to the acquisition by Parent, including the possibility of continuing to operate the Company as a standalone entity and the desirability and perceived risks of that alternative, including those of the type and nature described under Risk Factors in the Company’s Form 20-F for the year ended December 31, 2021, (2) the potential benefits to the Company securityholders of these alternatives and the timing and likelihood of effecting such alternatives, and (3) the Company Board’s assessment that none of these alternatives was reasonably likely to present superior opportunities for the Company to create greater value for the Company securityholders than the Merger, taking into account execution risks of the Company’s standalone business plan, as well as business, competitive, political, financial, industry, market and other risks.

•

Risks Relating to Remaining a Standalone Company. The Company Board considered the Company’s prospects and risks if the Company were to remain an independent company. The Company Board considered the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the price of the ADSs. Among the potential risks and uncertainties identified by the Company Board were:

•

the growing challenges faced by the semiconductor industry, including macroeconomic trends and the fact that the industry is highly competitive, cyclical and subject to constant and rapid technological change with a long sales cycle for semiconductor products and solutions and wide fluctuations in product supply and demand;

•

achieving the Company’s growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the global economy generally and the semiconductor industry specifically, and the difficulty of finding suitable acquisition targets at reasonable prices to accelerate the Company’s growth and achieving a scale that enables it to compete more effectively with its competitors;

•

current and anticipated future competition for the Company’s products and its ability to compete successfully in light of the nature of the semiconductor industry, the presence of many larger, well financed competitors, and its need to continue to develop and commercialize additional and/or more advanced specialty technologies;

•	the Company’s ability to sustain its historical revenue growth, improve profitability and generate consistent positive cash flows; and

•

other risks and uncertainties discussed in the Company’s public filings filed with or furnished to the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which is incorporated herein by reference.

•

Ability to Respond to Unsolicited Competing Proposals. The Company Board considered the “fiduciary out” provisions of the Merger Agreement, which, subject to the terms and conditions thereof, permit the Company to (1) furnish information to and participate in discussions or negotiations with third parties that make unsolicited Competing Proposals that the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsels, that (i) the failure to take such actions would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board and (ii) such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, provided the Company notifies Parent of such Competing Proposal and delivers to Parent any significant non-public information provided to such third parties and (2) make a Company Change of Recommendation to Company shareholders regarding the Merger Agreement or terminate the Merger Agreement (subject to payment of a termination fee and certain match rights in favor of Parent) to enter into a definitive agreement for such Competing Proposal if the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel that (i) such Competing Proposal constitutes a Superior Proposal and (ii) that the failure to make a Company Change of Recommendation or terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board. The Company Board further considered the fact that the $132 million termination fee (approximately 3.4% of the transaction value) payable by the Company (i) is reasonable in light of the overall terms of the Merger Agreement and the benefits of the Merger and (ii) would not preclude another party from making a Competing Proposal.

•

Ability to Respond to a Company Intervening Event. The Company Board also considered its ability to, subject to the terms and conditions of the Merger Agreement, make a Company Change of Recommendation to Company shareholders regarding the Merger Agreement in response to certain material intervening events unrelated to Competing Proposals as described in the Merger Agreement if the Company Board has determined in good faith, after consultation with the Company’s outside counsels and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board.

•

Terms of the Merger Agreement. The Company Board considered all of the terms and conditions of the Merger Agreement, including the structure of the Transactions, the mixed cash and equity nature of the Merger Consideration, the limited scope of the conditions to the Closing, the Company’s right to specific performance to cause Parent to consummate the Merger, and other remedies available under the Merger Agreement, subject to certain conditions, and the customary nature of the representations, warranties, and the covenants and agreements of the parties. The Company Board further considered the course and nature of negotiations with Parent, which were conducted as part of the Company’s broader review process and during which the Company Board was advised by independent legal and financial advisors. These negotiations ultimately resulted in terms that (1) provide for a significant premium over the current trading price of the ADSs and (2) provide robust provisions designed to ensure, absent certain circumstances that would cause a closing condition not to be satisfied or allow termination of the Merger Agreement, that the transaction is completed, including a termination fee of $160 million (approximately 4% of the transaction value) payable by Parent if the Merger Agreement is terminated by either party due to a failure to obtain required regulatory approvals under certain circumstances.

•

Regulatory Approvals. The Company Board considered the relative likelihood of significant antitrust or other regulatory impediments to Closing and the provisions of the Merger Agreement related to regulatory approvals, including the obligation of Parent and the Company to use reasonable best efforts to take, or cause to be taken, certain specified actions to obtain all approvals or clearances required to consummate the Merger.

•

Likelihood of Completion. The likelihood that the Merger will be consummated, based on, among other things, the limited number of conditions to the Merger, the absence of a financing condition, the relative likelihood of obtaining required regulatory approvals, the remedies available under the Merger Agreement to the Company in the event of various breaches by Parent, and Parent’s reputation in the semiconductor industry, its financial capacity to complete an acquisition of this size, which the Company Board believed supported the conclusion that a transaction with Parent could be completed on a reasonable timetable for such a transaction and in an orderly manner.

•

Shareholder Approval. The Company Board considered that the Merger would be subject to the approval of the Company shareholders and that the Company shareholders would be free to vote against the approval of the Merger Agreement and reject the Merger.

In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by Company’s senior management and the Company Board, including the following:

•

the fact that the completion of the Merger, and the lower percentage of outstanding Parent Shares held by former Company securityholders as a result of the Merger, will provide such Company securityholders with less of an opportunity to participate in the combined company’s future earnings growth and the future appreciation of the value of its capital stock than would be anticipated if the Company were to remain as a stand-alone entity and its strategic plan were successfully implemented;

•	the risks and uncertainties inherent in Parent’s business and operations;

•	the results of the Company’s due diligence of Parent, which included review of historical financial results and projections, and legal and other matters;

•	the risk that Parent might not meet its financial projections;

•	the risk that Parent, following the Closing, may not be able to timely or fully realize the expected synergies or other anticipated benefits of the Merger;

•	the fact that, as of the date of the Company Board meeting, Company securityholders will own only approximately 14% of the fully diluted Parent Shares following the Closing;

•	the fact that Parent has historically not paid a quarterly cash dividend to its shareholders;

•

the fact that the stock portion of the Per Share Merger Consideration and Per ADS Merger Consideration is based on fixed exchange ratios which will not fluctuate as a result of changes in the price of Parent Shares, Company Shares or ADSs prior to the Transactions, which exposes Company securityholders to the risk that the value of the Merger Consideration at completion could be less than at the time the Merger Agreement was approved by the Company Board or at the time of the extraordinary general meeting;

•

the fact that certain of the Company’s directors and executive officers may receive certain benefits that are different from, and in addition to, those of other Company securityholders (see the caption “The Merger Agreement — Interests of the Company’s Directors and Executive Officers in the Merger”);

•	the fact that the Merger Agreement prohibits the Company from declaring and paying dividends to Company securityholders after the third quarter of 2022 without the prior consent of Parent;

•

the fact that the Merger Agreement precludes the Company from actively soliciting Competing Proposals and requires payment by the Company of a $132 million termination fee to Parent under certain circumstances, including in the event that the Merger Agreement is terminated by the Company to accept a Superior Proposal. The Company Board also considered, but did not consider to be preclusive of a potential acquirer making a Competing Proposal, the potential that such termination fee may deter other potential acquirers from making a Competing Proposal, the impact of the termination fee on the Company’s ability to engage in certain transactions for twelve (12) months from the date the Merger Agreement is terminated under certain circumstances, and the fact that the right afforded to Parent under the Merger Agreement to re-negotiate the terms of the Merger Agreement in response to Superior Proposals may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, the Company. The Company Board recognized that the provisions in the Merger Agreement relating to these restrictions on takeover proposals and the payment of the termination fee were insisted upon by Parent as a condition to entering into the Merger Agreement;

•

the possibility that the Merger might not be consummated for an extended period of time, the fact that the Merger Agreement imposes restrictions on the operations of the Company during the interim period between the execution of Merger Agreement and the consummation of the Merger, the effect of those restrictions on the Company’s operations and performance during that, potentially extended, interim period, and the possibility that those restrictions could delay or prevent the Company from pursuing some business opportunities that may arise during that time;

•

the fact that, if the Merger is not consummated, (1) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions; (2) the Company will have incurred significant transaction expenses and opportunity costs, without compensation; (3) the Company’s relationships with its customers, key partners, employees and other third parties may be adversely affected; (4) the trading price of the ADSs could be adversely affected; (5) the market’s perceptions of the Company and its prospects could be adversely affected; and (6) the Company’s business may be subject to significant disruptions and decline;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s relationships with its customers, suppliers, distributors and other business relationships, the trading price of the ADSs and the Company’s ability to attract and retain key management and personnel, including sales and scientific and research personnel, during the pendency of the Transactions;

•	the risk that the Company shareholders may fail to approve the Merger;

•

the possibility that Parent will be unable to obtain all or a portion of the debt financing contemplated by the debt commitment and the increased leverage to be assumed by Parent in connection with the Transactions;

•

the risk that the parties may not receive the necessary regulatory approvals or clearance to complete the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions that may cause one of the conditions to the Merger not to be satisfied;

•	the risk of litigation in connection with the Merger;

•	the treatment of the consideration to be received by the U.S. holders of ADSs as taxable for U.S. federal income and other tax purposes;

•	the potential downward pressure on the share price of Parent Shares following the Closing that may result from if Company securityholders seek to sell their Parent Shares after the Closing; and

•	the risks described under the section entitled “Risk Factors” contained elsewhere in this proxy statement/prospectus.

The Company Board believed that, overall, the potential benefits of the Transactions to the Company and Company securityholders outweighed the risks, many of which are mentioned above. The Company Board realized, however, that there can be no assurance about future results, including results considered or expected as described in the factors listed above. The factors considered by the Company Board and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of the information and factors considered by the Company Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive. It includes the material reasons and factors considered by the Company Board. In view of the wide variety of reasons and factors considered, the Company Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Transactions, including the Merger.

The Company Board unanimously recommends that the Company shareholders vote “FOR” the Merger Proposal and “FOR” the Adjournment Proposal.

Company Unaudited Prospective Financial Information

The Company has historically prepared and provided public guidance as to certain projected financial and operational results, including GAAP and non-GAAP revenues, gross margins and operating margins for the then present calendar quarter and full calendar year in its press releases announcing its financial results for the immediately preceding quarter. Specifically, since January 1, 2021, the Company provided public guidance as to GAAP and non-GAAP revenue, gross margin and operating margin for: (i) the then present calendar quarter in February 2021 and the full calendar year 2021 in its press release announcing its financial results for the quarter ended December 31, 2020, (ii) the then present calendar quarter in May 2021 and the full calendar year 2021 in its press release announcing its financial results for quarter ended March 31, 2021, (iii) the then present calendar quarter in July 2021 and the full calendar year 2021 in its press release announcing its financial results for the quarter ended June 30, 2021, (iv) the then present calendar quarter in October 2021 in its press release announcing its financial results for the quarter ended September 30, 2021 and (v) the then present calendar quarter in January 2022 and the full calendar year 2022 in its press release announcing its financial results for the quarter ended December 31, 2021. Other than the types of publicly disclosed financial guidance discussed above, the Company has not in the ordinary course made public disclosures regarding prospective financial projections for periods beyond then present calendar quarter or calendar year due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates.

During the normal course of business planning, the Company’s management team prepares, for internal use, certain unaudited prospective financial information which summarizes the Company’s business plans for the current calendar year (the “AOP”), and presents a summary of this financial information to the Company Board for discussion, usually in January or February of every year. In connection with the preparation of the AOP, the Company’s management team evaluates business prospects, develops certain operating and financial assumptions, and sets performance goals. Preparatory work for the AOP includes input from sales as to revenue objectives by customers, from product marketing as to product planning for key markets, from research and development as to product development plans, including engineering resources, from human resources as to headcount requirements and salary and other benefits plans, from operations as to front-end and back-end semiconductor manufacturing capacity and cost, and from senior managers in terms of operational scenarios that should be taken into account. The Company’s publicly disclosed annual financial guidance is based on the financial summary from the AOP adjusted for risk factors and market trends that management believes are relevant. The Company’s management team may also prepare multiple-year revenue objectives for discussions with the Company Board as it did in February 2021 and January 2022.

In order to provide forward looking business, operational and financial information in connection with the evaluation of the Merger and the other indications of interest received in the course of the Company’s strategic alternative review process, during the first calendar quarter of 2022, the Company developed certain unaudited prospective financial information including five-year business, operational and financial forecasts, which are summarized in the below table (the “Company Financial Projections”). The Company provided the Company Financial Projections (a) to the Company Board, in connection with its evaluation of the Merger and the other indications of interest received in the course of the Company’s review process, (b) to Goldman Sachs for purposes of its financial analysis and opinion described under the caption “The Merger — Opinion of Goldman Sachs (Asia) L.L.C., the Company’s Financial Advisor”, and (c) except with respect to the information related to net income and unlevered free cash flow, to Parent, in connection with its evaluation of the Merger, and to Bidder A and Bidder B in connection with their respective interest in acquiring the Company. In developing the Company Financial Projections, the Company made assumptions including with respect to general industry, business, economic, regulatory, litigation, geopolitical, market and financial conditions and company-specific factors relating to sales projections, price trends and product mix, cost and availability of third-party foundry, assembly and testing services, availability and cost of engineering resources and other operating expenditure items, tax plans, working capital, and capital expenditure, and other non-company-specific factors such as inflation and currency fluctuations, all of which are difficult to predict, and many of which are beyond the Company’s control. Although the Company Financial Projections are based on multiple-year revenue objectives discussed with the Company Board in January 2022, the Company Financial Projections were developed with a different scope, for a different purpose and at a different time than such objectives. Additionally, the Company Financial Projections were developed with a different basis than the Company’s statements and/ or reports to the public as to the Company’s forward looking and / or current and / or past performance. The Company Financial Projections were therefore updated solely in connection with the evaluation of the Merger and the Company’s review process, and do not, and were not intended to, update or revise any of the Company’s public statements and / or reports as to its forward looking and / or current and / or past performance. The Company Financial Projections were prepared on a stand-alone basis and therefore do not include any transaction-related expenses nor do they reflect any effect of an acquisition of the Company by Parent, any of its affiliates or any other party or other strategic transaction involving the Company. The below table is a summary of the Company Financial Projections.

Company Financial Projections

	Year ended December 31,
($ in millions, except where noted)	2022	2023	2024	2025	2026
Revenue	$1,158	$1,391	$1,600	$1,756	$1,850
Year-over-year growth (%)	26%	20%	15%	10%	5%
Gross Profit	579	693	796	880	948
Gross Profit Margin (%)	50%	50%	50%	50%	51%
Non-GAAP Operating Income(1)	347	422	485	528	556
Non-GAAP Operating Income Margin (%)	30%	30%	30%	30%	30%
Non-GAAP Net Income(2)	280	340	392	429	452
Non-GAAP Net Income Margin (%)	24%	24%	25%	24%	24%
Non-GAAP EBITDA(3)	366	443	513	565	598
Non-GAAP EBITDA Margin (%)	32%	32%	32%	32%	32%
Unlevered Free Cash Flow(4)	139	131	230	319	363

(1)	Represents GAAP operating income adjusted to exclude the impact of stock based compensation.
(2)	Represents GAAP net income adjusted to exclude the impact of stock based compensation post subtracting the effective tax rate of 20% for fiscal years 2022 through 2026.
(3)	Represents GAAP net income adjusted to exclude interest, taxes, depreciation, amortization and stock- based compensation.
(4)

Unlevered free cash flow is a non-GAAP financial measure and was calculated by the Company’s management and approved by the Company Board, using the Company Financial Projections and certain prospective financial information provided by the Company by beginning with earnings before interest and taxes (EBIT), adding depreciation and amortization, and subtracting (a) unlevered taxes, (b) capital expenditures and (c) increases in net working capital. Unlevered free cash flow includes stock based compensation.

Cautionary Statements Regarding the Company Financial Projections

The Company Financial Projections are unaudited and were developed solely in connection with the evaluation of the Merger and the other indications of interest received in the course of the Company’s review process, and should be read together with the historical financial statements of the Company, which have been filed with or furnished to the SEC and incorporated in this proxy statement/prospectus, and the other information regarding the Company contained elsewhere or incorporated in this proxy statement/ prospectus. See the section of this proxy statement/prospectus captioned “Where You Can Find More Information.” Although presented with numerical specificity, the Company Financial Projections were prepared in the context of numerous variables, estimates, and assumptions that are inherently uncertain and in large portions are beyond the control of the Company, and which may prove not to have been, or to no longer be, accurate. Although considered reasonable by the Company’s management and the Company Board as of the date of their preparation and approval, the Company Financial Projections are subject to many risks and uncertainties. The Company Financial Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Company Financial Projections do not purport to present financial information in accordance with GAAP. Deloitte & Touche, the Company’s independent registered public accounting firm, has not examined, compiled or otherwise applied or performed any procedures with respect to the Company Financial Projections, nor has it expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy, and accordingly, such independent registered public accounting firm assumes no responsibility for them and disclaims any association with the Company Financial Projections.

The Company Financial Projections are based solely upon information available to the Company’s management as of the date they were prepared and estimates and assumptions made by the Company’s management as of the date when the Company Financial Projections were prepared. The Company Financial Projections do not give effect to the Merger, including the impact of negotiating or executing the Merger Agreement, the expenses that have been and may be incurred in connection with consummating the Merger, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect on the Company of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but that were instead altered, accelerated, postponed or not taken in anticipation of the Merger. Further, the Company Financial Projections do not take into account the effect on the Company of any possible failure of the Merger to occur.

For the foregoing reasons and considering that the extraordinary general meeting will be held several months after the Company Financial Projections were prepared, as well as the uncertainties inherent in any forecasting information, you are cautioned not to place unwarranted reliance on the Company Financial Projections set forth above. No one has made or makes any representation to any Company securityholder regarding the information included in the Company Financial Projections, and the Company urges all Company securityholders to review its most recent SEC filings for a description of its reported financial results. See the section of this proxy statement/prospectus captioned “Where You Can Find More Information.”

NONE OF THE COMPANY OR ITS AFFILIATES, ADVISORS, OFFICERS, DIRECTORS OR REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY COMPANY SECURITYHOLDER OR TO ANY OTHER PERSON REGARDING THE ULTIMATE PERFORMANCE OF THE COMPANY COMPARED TO THE INFORMATION CONTAINED IN THE COMPANY FINANCIAL PROJECTIONS OR THAT FORECASTED RESULTS WILL BE ACHIEVED, AND EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW, NONE OF THEM INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE COMPANY FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROJECTIONS WERE GENERATED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE SHOWN TO BE IN ERROR.

Opinion of Goldman Sachs (Asia) L.L.C., the Company’s Financial Advisor

Goldman Sachs rendered to the Company Board its oral opinion, subsequently confirmed in its written opinion dated May 5, 2022, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration to be paid to Company securityholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such Company securityholders.

The full text of the written opinion of Goldman Sachs, dated May 5, 2022, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Company Board in connection with its consideration of the Transactions. Goldman Sachs’ opinion does not constitute a recommendation as to how any Company securityholder should vote with respect to the Transactions or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to securityholders and Annual Reports on Form 20-F of Silicon Motion Technology Corporation for the five years ended December 31, 2021;

•	annual reports to stockholders and Annual Reports on Form 10-K of MaxLinear, Inc. for the five years ended December 31, 2021;

•	certain other communications from the Company and Parent to their respective securityholders and stockholders;

•	certain publicly available research analyst reports for the Company and Parent; and

•	the Company Financial Projections.

Goldman Sachs also held discussions with members of the senior managements of the Company and Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of the Company and Parent; reviewed the reported price and trading activity for the ADSs and the Parent Shares; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductors industry and in other industries; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the Company’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the Company’s consent, that the Company Financial Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance- sheet assets and liabilities) of the Company or Parent or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or Parent the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be completed on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to Company securityholders (other than Parent and its affiliates), as of the date thereof, of the Merger Consideration to be paid to such Company securityholders pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transactions, including, any allocation of the Merger Consideration payable pursuant to the Transactions, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Merger Consideration to be paid to Company securityholders (other than Parent and its affiliates) pursuant to the Merger Agreement, or otherwise. Goldman Sachs does not express any opinion as to the prices at which Parent Shares or the Company Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Parent or the Transactions, or as to the impact of the Transactions on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of the date thereof and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its written opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Company Board in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how any Company securityholder should vote with respect to the Transactions or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Company Board in connection with rendering to the Company Board the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 3, 2022 and is not necessarily indicative of current market conditions.

Implied Premia Analysis.

Goldman Sachs calculated and compared certain implied premia using an implied value of the Per ADS Merger Consideration as of May 3, 2022. For the purposes of its analysis, Goldman Sachs calculated an implied value of the Per ADS Merger Consideration of $113.31 by adding (i) the per ADS cash consideration of $93.54 to (ii) an implied value of Parent Share consideration of $19.77, calculated by multiplying the per ADS exchange ratio of 0.388 by the closing price per Parent Share on May 3, 2022 of $50.96.

Goldman Sachs then compared the implied Per ADS Merger Consideration to (i) the closing price per ADS as of May 3, 2022, (ii) the closing price per ADS as of the undisturbed date, (iii) the volume-weighted average price per ADS for the one-month trading period ending on the undisturbed date and (iv) the highest closing price per ADS over the 52-week period ended on the undisturbed date.

The results of these calculations are as follows:

•	a premium of 39.0% based on the closing price of $81.53 per ADS on May 3, 2022;

•	a premium of 47.0% based on the closing price of $77.09 per ADS on the undisturbed date;

•	a premium of 57.5% based on the volume-weighted average price of $71.94 per ADS for the one- month period ended on the undisturbed date; and

•	a premium of 19.2% based on the 52-week high price of $95.03 per ADS.

Illustrative Discounted Free Cash Flow Analysis.

Using the Company Financial Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company to derive a range of illustrative present values per ADS. Using discount rates ranging from 9.5% to 11.5%, reflecting estimates of the Company’s weighted average cost of capital, and the mid-year convention, Goldman Sachs discounted to present value as of March 31, 2022, (i) estimates of unlevered free cash flow for the Company for the years 2022 through 2026 as reflected in the Company Financial Projections and (ii) a range of illustrative terminal values for the Company, which were calculated by applying an illustrative range of perpetuity growth rates of 1.0% to 2.0%, to a terminal year estimate of the free cash flow to be generated by the Company as reflected in the Company Financial Projections (which analysis implied exit last twelve month enterprise value/EBITDA multiples ranging from 6.0x to 8.5x). Goldman Sachs derived such discount rates by application of the capital asset pricing model, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the Company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Company Financial Projections and market expectations.

Goldman Sachs derived a range of illustrative enterprise values for the Company by adding the range of present values it calculated for the unlevered free cash flow and for the illustrative terminal values, as described above. Goldman Sachs then added to the range of illustrative enterprise values it derived for the Company the net cash held by the Company, comprised of cash and cash equivalents as of March 31, 2022, as adjusted for approximately $27.5 million of cash outlays for share purchases between April 1, 2022 and May 3, 2022 and approximately $25.3 million of debt-like items comprised of non-current tax liabilities as of March 31, 2022, in each case, as provided by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then derived a range of illustrative per ADS equity values, based on the Company capitalization information as of May 3, 2022, of $97 to $132, as rounded to the nearest dollar.

Illustrative Present Value of Future Share Price Analysis.

Goldman Sachs performed an illustrative analysis of the implied present value of an illustrative future value per ADS. For this analysis, Goldman Sachs used the Company Financial Projections for each of the years 2023 to 2025. Goldman Sachs first calculated the implied future value per ADS as of the end of the years ending December 31, 2022, 2023 and 2024, by applying a range of next twelve month price-to-earnings multiples of 10.0x to 13.0x to the next twelve month non-GAAP estimated earnings per ADS as of December 31, 2022, 2023 and 2024 contained in the Company Financial Projections. These illustrative multiple estimates were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account the historical next twelve month price-to-earnings multiples of the Company in the past five years. Goldman Sachs then discounted the implied values per ADS back to March 31, 2022, using an illustrative discount rate of 10.5%, reflecting an estimate of the Company’s cost of equity. Goldman Sachs then used the same illustrative discount rate and mid-year convention to discount back to implied present values as of March 31, 2022 the estimated cumulative dividends per ADS for April 1, 2022 to December 31, 2022 and the years ended December 31, 2023 and 2024 contained in the Company Financial Projections. Goldman Sachs derived such discount rate by application of the capital asset pricing model, which requires certain company-specific inputs, including a beta for the Company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added together these theoretical present values per ADS and the present value of the estimated cumulative dividends per ADS. This analysis resulted in a range of implied present values per ADS of $97 to $132, as rounded to the nearest dollar.

Premia Analysis.

Goldman Sachs reviewed and analyzed, using publicly available information, acquisition premia for cash transactions announced during the last ten years involving a public company listed in the United States, where the enterprise value was between $1 billion and $5 billion. Goldman Sachs calculated the 25th and 75th percentile premia relative to the target companies’ undisturbed stock price. This analysis indicated a rounded 25th and 75th percentile premium of 20% and 50%, respectively.

Using this analysis, Goldman Sachs applied an illustrative reference range of premia ranging from 20.0% to 50.0% to the closing price of $77.09 per ADS as of the undisturbed date, and calculated a range of implied equity values per ADS of $93 to $116, as rounded to the nearest dollar.

Selected Transactions Analysis.

Goldman Sachs analyzed certain publicly available information relating to the following selected transactions (the “selected transactions”) in the semiconductor and other similar industries since 2012. While none of the target companies that participated in the selected transactions are directly comparable to the Company, the target companies that participated in the selected transactions are companies with operations that, for the purpose of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

Announcement Date	Acquiror	Target	NTM PE Multiple
June 2012	MediaTek Inc.	MStar Semiconductor, Inc.	14.8x
December 2013	Avago Technologies Limited	LSI Corporation	16.9x
December 2014	Cypress Semiconductor Corporation	Spansion, Inc.	16.3x
April 2015	Hua Capital Management Co., Ltd.	OMNIVISION Technologies, Inc.	18.0x
May 2015	Avago Technologies Limited	Broadcom Limited	15.0x
October 2015	Western Digital Technologies, Inc.	SanDisk Corporation	23.1x
November 2015	Microsemi Corporation	PMC-Sierra Inc.	19.8x
December 2015	Advanced Semiconductor Engineering, Inc.	Siliconware Precision Industries Co., Ltd.	14.6x
December 2015	Micron Technology, Inc.	Inotera Memories, Inc.	13.2x
June 2016	Cavium, Inc.	QLogic Corp.	15.0x
October 2016	Qualcomm Incorporated	NXP Semiconductors N.V.	16.2x
November 2016	Broadcom Limited	Brocade Communications Systems Inc.	13.5x
November 2017	Marvell Technology Group Ltd.	Cavium, Inc.	22.7x
March 2018	Microchip Technology Inc.	Microsemi Corporation	15.6x
March 2019	NVIDIA Corporation	Mellanox Technologies Ltd	21.2x
June 2019	Infineon Technologies AG	Cypress Semiconductor Corporation	20.7x
November 2019	Yageo Corporation	KEMET Corporation	9.4x
Median			16.2x
25th Percentile			14.8x
75th Percentile			19.8x

Based on the results of the foregoing calculations and Goldman Sachs’ analyses of the various transactions and its professional judgment, Goldman Sachs applied a reference range of next twelve month price-to-equity multiples of 14.5x to 16.5x to the next twelve month non-GAAP earnings per ADS of $8.84 of the Company as of March 31, 2022 as reflected in the Company Financial Projections, and calculated a range of implied equity values of $128 to $146 per ADS, as rounded to the nearest dollar.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the Transactions.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Company Board that, as of the date of the written opinion, the Merger Consideration to be paid to Company securityholders (other than Parent and its affiliates) pursuant to the Merger Agreement was fair from a financial point of view to such Company securityholders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Parent, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Merger Consideration was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend that any amount of consideration constituted the only appropriate amount of consideration for the Transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with its opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached hereto as Annex C.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Transactions. Goldman Sachs expects to receive fees for its services in connection with the Transactions, all of which are contingent upon consummation of the Transactions. In the past two years the Investment Banking Division of Goldman Sachs has not performed any financial advisory and/or underwriting services for the Company, Parent, or any of their respective affiliates for which it has recognized compensation. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Parent and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Pursuant to a letter agreement dated March 28, 2022, the Company engaged Goldman Sachs to act as its financial advisor in connection with the Transactions. The letter agreement between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of the announcement of the Transactions, at approximately $25,338,000 payable and contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities in connection with or as a result of Goldman Sachs’ service as the Company’s financial advisor.

Interests of the Company’s Directors and Executive Officers in the Merger

When considering the recommendation of the Company Board that you vote to approve the Merger Proposal, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Company securityholders more generally, as described below. The Company Board was aware of these interests during its deliberations on the merits of the Merger and in deciding to recommend that Company shareholders vote to approve the Merger Proposal.

Treatment of Company Equity Awards

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company RSU Award, other than those granted to a non-employee director, that is outstanding immediately prior to the Effective Time will be cancelled and converted into a Converted RSU Award, equal to the product of (x) the number of Company Shares subject to such Company RSUs and (y) the sum of (I) 0.097, and (II) the quotient obtained by dividing (A) the Per Share Cash Merger Consideration by (B) the Parent Share VWAP. Each Converted RSU Award will be subject to the same terms and conditions as were applicable under the applicable Company RSU Award (including any applicable change of control or other accelerated vesting provisions).

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company RSU Award that is held by a non-employee director and is outstanding immediately prior to the Effective Time will vest in full and will be cancelled and converted into the right to receive the Per Share Merger Consideration multiplied by the number of Company Shares subject to such Company RSU Award.

The estimated aggregate amount that would be payable to the Company’s current or former non- employee directors in settlement of their approximately 40,000 outstanding unvested Company RSUs is approximately $935,400 and 3,880 Parent Shares. The amounts in this paragraph are determined using the number of outstanding and unvested Company RSUs held by the non-employee directors as of July 8, 2022, assuming a Per Share Merger Consideration of $23.385 and 0.097 Parent Shares.

The estimated number of Parent Shares subject to all Converted RSU Awards held by the Company’s current or former executive officers following the cancellation and conversion of their approximately 292,800 Company RSUs is approximately 234,145 Parent Shares. The amounts in this paragraph are determined using the number of outstanding and unvested Company RSUs held by the current or former executive officers of the Company as of June 8, 2022, assuming a Per Share Merger Consideration of $23.385 and 0.097 Parent Shares, and a Parent Share VWAP of $33.28 (determined based on the volume weighted average price of a Parent Share for the 10 day trading period beginning with the opening of trading on the 11th trading day prior to July 11, 2022, based on Bloomberg data).

In addition, the Company’s current and former executive officers and non-employee directors hold approximately 1,731,966 ADSs as of July 8, 2022. The estimated aggregate amount that would be payable to these individuals in consideration for their ADSs is approximately $162,008,100 and 672,003 Parent Shares, assuming a Per ADS Merger Consideration of $93.54 and 0.388 Parent Shares. The Company’s current and former executive officers and non-employee directors also hold approximately 6,927,862 Company Shares as of July 8, 2022. The estimated aggregate amount that would be payable to these individuals in consideration for their Company Shares is approximately $162,008,053 and 672,003 Parent Shares, assuming a Per Share Merger Consideration of $23.385 and 0.097 Parent Shares.

Old Pension System Settlement Payments

Two executive officers of the Company, Riyadh Lai and Ken Chen, participate in a pension plan established under the Taiwan Labor Standards Act of 1984 (the “Old Pension System”). In connection with the Closing, the Company will fund a one-time payment with respect to each executive’s years-of-service entitlement under the Old Pension System.

Company Transaction/Retention Bonuses

In connection with the Merger, the Company Board expects to adopt the Silicon Motion Technology Corporation Retention Bonus Plan (the “Company Retention Plan”), and expects to approve the grant of retention bonus awards under the Company Retention Plan to certain key employees in an aggregate amount equal to $22,614,578.

Each of Messrs. Kou, Lai and Duann is expected to be granted a retention bonus award that will vest in three equal installments on each of the Closing Date and the first two anniversaries of the Closing Date, subject to the executive’s continued employment through the applicable vesting date. Each of the Company’s other current executive officers is expected to be granted a retention bonus award pursuant to the Company Retention Plan that will vest in full on the Closing Date, subject to the executive’s continued employment through the Closing Date. Payments under the Company Retention Plan are to be made within 30 days following the applicable vesting date. In addition, each of Messrs. Kou, Lai and Duann received a $30,000 transaction bonus that was paid in June 2022.

Severance Plan

In connection with the Merger, the Company Board expects to adopt the Silicon Motion Technology Corporation Change in Control Severance Plan (the “Severance Plan”), which will provide severance protections for certain key employees, including each of the executives. Subject to the executive’s timely execution, delivery and non-revocation of a customary release of claims (a “Release”), if such executive’s employment with the Company is terminated by the Company without “cause” or by the executive for “good reason” within three months prior to, on, or within 24 months following the Closing Date, then such executive will be entitled to receive the following:

•

Retention Bonus Payment. Vesting in full (to the extent then unpaid) of the executive’s retention bonus under the Company Retention Plan on the later of (i) the date of the effectiveness of the Release and (ii) the date of Closing. The retention bonus will be paid in full on the Company’s first payroll date occurring after the 30th day following such later date.

•

Cash Severance. Payment of cash severance payments in accordance with the Company’s HR policy. The cash severance will be paid in a single lump sum no later than the Company’s first payroll date occurring after the 30th day following the later of (A) the effectiveness of the Release and (B) the date of the consummation of the Closing.

•

Insurance Premiums. Eligibility to receive (or have the Company pay directly to the provider, as applicable) (a) premium payments for national health insurance and labor insurance, (b) premium payments for other healthcare and life insurance premiums and (c) a leased automobile or use of an automobile owned by the Company (to be determined in the Company’s discretion), in each case for a 12-month period following the executive’s date of termination.

•

Equity Acceleration. Vesting in full and lapsing of all restrictions with respect to all outstanding equity awards held by the executive, effective as of the later of (i) the effectiveness of the Release and (ii) immediately prior to the consummation of the Closing.

The aggregate amount that would be payable to the executive officers under the Severance Plan, assuming each executive officer underwent a qualifying termination of employment immediately following the Effective Time, would be $16,488,892 and 14,200.80 Parent Shares, assuming a $23.385 and 0.097 Parent Shares Per Share Merger Consideration.

Post-Closing Retention Plan

Parent will adopt a retention bonus program (the “Parent Retention Bonus Program”) which will provide for retention bonus awards for certain key employees, including each of the executives (other than Messrs. Kou, Lai and Duann), in an aggregate amount equal to $25,000,000. The retention bonus awards will vest 50% on the first anniversary of the Effective Date and the remaining 50% will vest on the second anniversary of the Effective Date, subject to continued employment through the applicable anniversary date. However, if the executive’s employment with the Company is terminated by the Company without “cause” or by the executive for “good reason” within three months prior to, on, or within 24 months following the Closing Date, then the executive will be entitled to receive any unpaid portion of the retention bonus award, subject to the executive’s timely execution, delivery and non-revocation of a release.

Indemnification and Insurance

From and after the Effective Time, Parent will cause the Surviving Company to, and the Surviving Company will be required to indemnify, defend and hold harmless, and advance expenses as incurred, to the fullest extent permitted under (i) applicable law, (ii) the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of the Merger Agreement and (iii) any contract of the Company or its subsidiaries in effect as of the date of the Merger Agreement and made available to Parent, each present and former director and officer of the Company and its subsidiaries and each of their respective employees who serves as a fiduciary of an employee benefit plan (in each case, when acting in such capacity) against liabilities and expenses arising out of or pertaining to matters existing or occurring at or prior to the Effective Time.

For a period of no less than six (6) years from the Effective Time, Parent will also cause the Surviving Company to, and the Surviving Company will be required to maintain in effect all exculpation, indemnification and advancement of expenses provisions in favor of the current and former directors or officers of the Company or any of its subsidiaries and each of their respective employees who serve as a fiduciary of an employee benefit plan in effect as of the date of the Merger Agreement contained in (i) the memorandum and articles of association or the equivalent organizational documents of the Company or any of its subsidiaries or (ii) any contract of the Company or its subsidiaries with any of their respective directors, officers or employees in effect as of the date of the Merger Agreement and made available to Parent. Parent may not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who, immediately before the Effective Time, were current or former directors, officers or employees of the Company or its subsidiaries.

The Merger Agreement also provides that for six (6) years from and after the Effective Time, Parent will cause the Surviving Company to, and Surviving Company will, maintain for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Closing Date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and, in any event, not less favorable in the aggregate than the Company’s existing policy or, if such coverage is unavailable, the best available coverage, provided that Parent and the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement (the “Base Amount”), but in such case shall obtain a policy with greatest coverage available for a cost equal to the Base Amount. These obligations will be deemed satisfied if the Company elects, in its sole discretion, to obtain prepaid policies prior to the Effective Time that provide the directors and officers of the Company with such coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, provided that the Company does not commit or spend more than the Base Amount on such “tail” policy.

Employee Benefits Following the Effective Time

The Merger Agreement requires Parent to provide, or cause its subsidiaries (including the Surviving Company) to provide, certain compensation and benefits for a period of 12 months following the Effective Time for continuing Company employees, and to take certain actions in respect of employee benefits provided to the Company’s employees, including its executive officers. For a detailed description of these requirements, please see the section captioned “The Merger Agreement — Employee Benefits” of this proxy statement/prospectus.

As of the date of this proxy statement/prospectus, other than as set forth under the caption “The Merger — Interests of the Company’s Directors and Executive Officers in the Merger,” none of the Company’s executive officers or directors have entered into any agreement with Parent or any of its affiliates regarding individualized compensation arrangements with, or the right to purchase or participate in the equity of, Parent or one or more of its affiliates. Prior to or following the Closing Date, certain of the Company’s executive officers and directors may have discussions, or may enter into agreements with, Parent or its affiliates regarding individualized compensation arrangements with, or the right to purchase or participate in the equity of, Parent or one or more of its affiliates.

Financing of the Merger

Parent plans to finance the cash portion of the purchase price of the Merger with approximately $3.5 billion of cash on hand and new debt. In connection with entering into the Merger Agreement, Parent entered into a commitment letter, dated as of May 5, 2022, with Wells Fargo, pursuant to which, subject to the terms and conditions set forth therein, Wells Fargo has committed to provide Parent with (i) a senior secured term B loan facility in an aggregate principal amount of up to $3.25 billion and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $250.0 million. The funding of these secured credit facilities provided for in the commitment letter is contingent on the satisfaction of customary conditions, including (i) the execution and delivery of definitive documentation with respect to such credit facilities in accordance with the terms sets forth in the commitment letter, and (ii) the consummation of the Merger in accordance with the Merger Agreement.

Closing and Effective Time

The Closing will take place no later than the second business day after the satisfaction or waiver of all of the applicable conditions to Closing (as described under the caption “The Merger Agreement — Conditions to the Consummation of the Merger”), other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at Closing; provided that if the marketing period related to Parent’s financing of the Transactions has not ended at such time, the Closing will not occur until the earlier of (i) any business day before or during such marketing period specified by Parent on no less than two business days’ prior written notice to the Company and (ii) the second business day after the final day of such marketing period. On the Closing Date, Merger Sub and the Company will execute and file the Plan of Merger and the other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands. The Effective Time will occur on the date that the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date as specified in the Plan of Merger in accordance with the CICA.

Dissenters’ Rights

Registered Company shareholders who dissent from the Merger in accordance with the requirements of the CICA will have Dissenters’ Rights in accordance with section 238 of the CICA if the Merger is consummated, but only if they deliver to the Company, before the vote to authorize and approve the Merger is taken at the extraordinary general meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of section 238 of the CICA. A copy of section 238 of the CICA is attached as Annex B to this proxy statement/prospectus. The fair value of their Company Shares as determined under the CICA could be more than, the same as, or less than the Per Share Merger Consideration they would receive pursuant to the Merger Agreement if they do not exercise Dissenters’ Rights with respect to their Company Shares. This proxy statement/prospectus is not to be construed or taken as legal advice on Cayman Islands law. Registered Company shareholders who wish to exercise any rights under section 238 of the CICA or otherwise must obtain their own copy of the complete CICA and seek legal advice from a law firm authorized to practice Cayman Islands law without delay.

IF YOU ARE A BENEFICIAL OWNER AND HOLD YOUR COMPANY SHARES IN “STREET NAME” THROUGH A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE AND WISH TO DISSENT FROM THE MERGER, YOU MUST MAKE ALL NECESSARY ARRANGEMENTS WITH THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE (AS THE CASE MAY BE) TO ENSURE THAT YOUR COMPANY SHARES ARE REGISTERED IN YOUR OWN NAME IN THE REGISTER OF MEMBERS OF THE COMPANY SUCH THAT YOU BECOME A REGISTERED COMPANY SHAREHOLDER IN ORDER FOR YOU TO EXERCISE DISSENTERS’ RIGHTS. BANKS, BROKERS OR OTHER SECURITIES INTERMEDIARIES OR NOMINEES ARE UNLIKELY TO EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT THEY HOLD, EVEN IF A BENEFICIAL OWNER OF THE COMPANY SHARES REQUESTS THEM TO DO SO. YOU MUST CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE PROMPTLY TO ENSURE THAT YOU BECOME A REGISTERED HOLDER OF YOUR COMPANY SHARES IN SUFFICIENT TIME AHEAD OF THE DATE OF THE EXTRAORDINARY GENERAL MEETING, AS YOU MUST DELIVER TO THE COMPANY A WRITTEN OBJECTION TO THE MERGER BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. YOU MUST SUBSEQUENTLY COMPLY WITH ALL PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES. AS A RESULT, IF YOU BECAME A REGISTERED SHAREHOLDER FOR PURPOSES OF EXERCISING DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED, AND YOU WISH TO TRANSFER YOUR COMPANY SHARES BACK TO A BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE, YOU WILL NEED TO CONTACT THE RELEVANT BANK, BROKER OR OTHER SECURITIES INTERMEDIARY OR NOMINEE TO MAKE ALL NECESSARY ARRANGEMENTS.

ADS HOLDERS WILL NOT HAVE THE RIGHT TO EXERCISE DISSENTERS’ RIGHTS AND RECEIVE PAYMENT OF THE FAIR VALUE OF THE COMPANY SHARES UNDERLYING THEIR ADSS. THE ADS DEPOSITARY WILL NOT EXERCISE OR ATTEMPT TO EXERCISE ANY DISSENTERS’ RIGHTS WITH RESPECT TO ANY OF THE COMPANY SHARES THAT IT HOLDS, EVEN IF AN ADS HOLDER REQUESTS THE ADS DEPOSITARY TO DO SO. ADS HOLDERS WISHING TO EXERCISE DISSENTERS’ RIGHTS MUST SURRENDER THEIR ADSS BEFORE THE CLOSE OF BUSINESS ON AUGUST 19, 2022 TO THE ADS DEPOSITARY FOR CANCELLATION, PAY THE ADS DEPOSITARY’S FEES FOR THE CANCELLATION OF THEIR ADSS, PROVIDE DELIVERY INSTRUCTIONS FOR THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED, AND CERTIFY TO THE COMPANY THAT THEY EITHER (I) BENEFICIALLY OWNED THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND HAVE NOT GIVEN, AND WILL NOT GIVE, VOTING INSTRUCTIONS AS TO THEIR ADSS (OR HAVE CANCELLED ALL VOTING INSTRUCTIONS PREVIOUSLY GIVEN) OR HAVE GIVEN VOTING INSTRUCTIONS TO THE ADS DEPOSITARY AS TO THE ADSS BEING CANCELLED BUT UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, OR (II) DID NOT BENEFICIALLY OWN THE RELEVANT ADSS AS OF THE ADS RECORD DATE AND UNDERTAKE NOT TO VOTE THE COMPANY SHARES REPRESENTED BY THE ADSS SO CANCELED AT THE EXTRAORDINARY GENERAL MEETING, AND BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING. FOR THE AVOIDANCE OF DOUBT, ANY ADS HOLDERS WHO CANCEL THEIR ADSS FOR DELIVERY OF COMPANY SHARES AFTER THE SHARE RECORD DATE WILL NOT BE ENTITLED TO ATTEND OR TO VOTE AT THE EXTRAORDINARY GENERAL MEETING, BUT WILL BE ENTITLED TO EXERCISE DISSENTERS’ RIGHTS IF THEY BECOME REGISTERED HOLDERS OF COMPANY SHARES BEFORE THE VOTE TO AUTHORIZE AND APPROVE THE MERGER IS TAKEN AT THE EXTRAORDINARY GENERAL MEETING, IN ACCORDANCE WITH THE IMMEDIATELY PRECEDING SENTENCE. AFTER CANCELLING THEIR ADSS AND BECOMING REGISTERED HOLDERS OF COMPANY SHARES, SUCH FORMER ADS HOLDERS MUST COMPLY WITH THE PROCEDURES AND REQUIREMENTS FOR EXERCISING DISSENTERS’ RIGHTS WITH RESPECT TO THE COMPANY SHARES UNDER SECTION 238 OF THE CICA. IF THE MERGER IS NOT CONSUMMATED, THE COMPANY WILL CONTINUE TO BE A PUBLIC COMPANY IN THE UNITED STATES AND THE ADSS WILL CONTINUE TO BE LISTED ON NASDAQ. THE COMPANY SHARES ARE NOT LISTED AND CANNOT BE TRADED ON ANY STOCK EXCHANGE OTHER THAN NASDAQ, AND IN SUCH CASE ONLY IN THE FORM OF ADSS. AS A RESULT, IF A FORMER ADS HOLDER HAS SURRENDERED HIS, HER OR ITS ADSS FOR CANCELLATION AND BECAME A REGISTERED HOLDER OF COMPANY SHARES IN ORDER TO EXERCISE DISSENTERS’ RIGHTS AND THE MERGER IS NOT CONSUMMATED AND SUCH FORMER ADS HOLDER WISHES TO BE ABLE TO SELL HIS, HER OR ITS COMPANY SHARES ON A STOCK EXCHANGE, SUCH FORMER ADS HOLDER WILL NEED TO DEPOSIT HIS, HER OR ITS COMPANY SHARES WITH THE ADS CUSTODIAN FOR THE ISSUANCE OF THE CORRESPONDING NUMBER OF ADSS, SUBJECT TO THE TERMS AND CONDITIONS OF APPLICABLE LAW AND THE DEPOSIT AGREEMENT, INCLUDING, AMONG OTHER THINGS, PAYMENT OF RELEVANT FEES OF THE ADS DEPOSITARY FOR THE ISSUANCE OF ADSS (UP TO $5.00 PER 100 ADSS ISSUED), APPLICABLE COMPANY SHARE TRANSFER TAXES (IF ANY), AND RELATED CHARGES PURSUANT TO THE DEPOSIT AGREEMENT.

Tax Consequences of the Merger

Tax matters are very complicated, and the tax consequences of the Merger to you will depend on your particular situation. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger consideration and the Merger. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the Merger to you, including tax return reporting requirements, the applicability of U.S. federal, state, local, and non-U.S. tax laws and the effect of any proposed change in the tax laws.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of material U.S. federal income tax consequences to only U.S. Holders (as defined below) that exchange their Company Shares for cash and Parents Shares pursuant to the Merger. For purposes of this discussion, except as otherwise noted, references to Company Shares include ownership interests in Company Shares through ADSs.

This discussion is based on and subject to the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (“Treasury Regulations”), published guidance of the U.S. Internal Revenue Service (the “IRS”) and court decisions, in each case, all as currently in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations.

The following discussion assumes that the Merger will be consummated as described in this proxy statement/prospectus and applies only to U.S. Holders that hold their Company Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment).

This discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder in light of such U.S. Holder’s personal circumstances, including any tax consequences relating to the Medicare contribution tax on net investment income or the alternative minimum tax, or to any U.S. Holders subject to special treatment under the Code, including, without limitation:

•	banks, insurance companies and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	tax-exempt organizations or governmental organizations;

•	dealers or brokers in securities or foreign currency;

•	tax-qualified retirement plans;

•	corporations that accumulate earnings to avoid U.S. federal income tax (and investors therein);

•	persons whose functional currency is not the U.S. dollar;

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons who hold their Company Shares as part of a straddle, hedging, conversion, constructive sale or other risk reduction transaction or integrated investment;

•	persons who purchase or sell their Company Shares as part of a wash sale for tax purposes;

•	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes, or other pass-through entities (and investors therein);

•	persons who hold their Company Shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside of the United States;

•	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

•	persons who own or have owned (directly, indirectly or through attribution) more than 5% of the voting power or value of Company Shares; and

•	persons who received their Company Shares pursuant to the exercise of employee stock options or other compensation arrangements.

This discussion also does not address any considerations under the U.S. federal tax laws other than those pertaining to the income tax, nor does it address any state, local or non-U.S. tax considerations. The Company and Parent do not intend to seek any rulings from the IRS with respect to the Merger, and there can be no assurance that the IRS will not take a position contrary to the tax consequences described herein or that such a contrary position would not be sustained by a court.

If a partnership, including for this purpose any arrangement or entity that is treated as a partnership for U.S. federal income tax purposes, holds Company Shares, the tax treatment of a partner (including for this purpose an investor treated as a partner) in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. A holder that is a partnership for U.S. federal income tax purposes and the partners in such partnership are urged to consult their tax advisors about the U.S. federal income tax consequences of the Merger and of the ownership and disposition of Company Shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Company Shares that for U.S. federal income tax purposes is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

THIS DISCUSSION IS NOT TAX ADVICE. HOLDERS OF COMPANY SHARES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER U.S. FEDERAL TAX LAWS OTHER THAN THOSE PERTAINING TO INCOME TAX, INCLUDING ESTATE OR GIFT TAX LAWS, OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

HOLDERS OF COMPANY SHARES WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR NON-U.S. TAX CONSEQUENCES OF THE MERGER.

The receipt by a U.S. Holder of cash and Parent Shares in exchange for Company Shares as a result of the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between (i) the sum of the amount of cash and the fair market value of the Parent Shares received pursuant to the Merger and (ii) its aggregate adjusted tax basis in the Company Shares that it exchanges for such cash and Parent Shares.

Any gain or loss recognized by a U.S. Holder generally would be long-term capital gain or loss if the Company Shares surrendered were held for more than one year as of the effective date of the Merger and would be short-term capital gain or loss if the Company Shares surrendered were held for one year or less as of the effective date of the Merger. A reduced tax rate generally applies to long-term capital gain of a non-corporate U.S. Holder (including individuals). The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Company Shares at different times or at different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Company Shares (generally, Company Shares acquired at the same cost in a single transaction).

A U.S. Holder’s initial tax basis in the Parent Shares received in the Merger will equal the fair market value of such Parent Shares as of the Effective Time. A U.S. Holder’s holding period for such Parent Shares will commence on the day following the Effective Time.

The foregoing discussion regarding gain recognized by a U.S. Holder as a result of the Merger assumes that the Company is not currently, and has not been, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes during such U.S. Holder’s holding period for the Company Shares exchanged in the Merger.

A non-U.S. corporation is treated as a PFIC for any taxable year if either: (a) at least 75% of its gross income for such year is passive income or (b) at least 50% of the value of its assets (based on a quarterly average) is attributable to assets that produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities and securities transactions. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the assets and income of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) in is taken into account. Under the PFIC rules, if a non-U.S. corporation were considered a PFIC at any time during which a holder held shares in such non-U.S. corporation, then the non-U.S. corporation would (absent certain elections) generally continue to be treated as a PFIC for all subsequent years with respect to such holder’s shares regardless of whether such non-U.S. corporation continues to meet the tests noted above in any subsequent taxable year.

Based on the historical composition of the Company’s income, assets, and operations, the Company believes that it was not a PFIC for any completed taxable year, and the Company does not expect to be treated as a PFIC for the current taxable year. However, given that the annual PFIC determination is fundamentally factual in nature and is based on the application of complex U.S. federal income tax rules, which are subject to different interpretations, there can be no assurance that the Company was not or will not be classified as a PFIC for one or more of such taxable years.

If the Company were a PFIC in the current taxable year or in any prior taxable year in which a U.S. Holder has held Company Shares, then such U.S. Holder generally would be subject to adverse U.S. federal income tax consequences with respect to gain recognized on any sale or exchange of such Company Shares, including an exchange of such Company Shares pursuant to the Merger, unless such U.S. Holder has in effect certain elections, such as the mark-to-market election. Under current law, the mark-to-market election is only available for Company Shares that are regularly traded within the meaning of the Treasury Regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury Regulations. Nasdaq is a qualified exchange. The Company Shares may not be eligible for mark-to-market treatment under the foregoing rule even if the ADSs otherwise satisfy the applicable requirement.

The U.S. federal income tax rules relating to PFICs are complex. U.S. Holders should consult their own tax advisors concerning whether the Company is or has been a PFIC for any taxable year during which such U.S. Holder has owned Company Shares, the availability of any applicable elections to such U.S. Holder and the tax consequences of exchanging Company Shares pursuant to the Merger.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding in respect of the payment of cash and Parent Shares in exchange for Company Shares in the Merger. Backup withholding will not apply if such U.S. Holder furnishes a properly completed and executed IRS Form W-9, or otherwise establishes an exemption.

Generally, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Each holder should consult such holder’s tax advisor regarding the information reporting and backup withholding tax rules.

Cayman Islands Tax Consequences

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax.

No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the receipt of cash and Parent Shares in exchange for the cancellation of Company Shares or ADSs in connection with the Merger.

This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents are brought into or executed or produced before a court in the Cayman Islands (for example, for enforcement), (ii) registration fees will be payable to the Registrar of Companies in the Cayman Islands to register the Plan of Merger and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

Regulatory Approvals Required for the Merger and Other Regulatory Filings

The Company and Parent have each agreed to take certain actions in order to obtain regulatory clearance required to consummate the Merger. The Merger is subject to review by the Department of Justice the (“DOJ”) and Federal Trade Commission (the “FTC”) under the HSR Act. Under this statute, the Company and Parent are required to make pre-merger notification filings and await the expiration or early termination of the statutory waiting period prior to completing the Merger. The Company and Parent submitted pre-merger notification filings under the HSR Act on May 26, 2022. The statutory waiting period expired on Monday, June 27, 2022. The Merger is also subject to review by governmental authorities in the People’s Republic of China and requires pre-merger notification with, and clearance by, SAMR or the observance of an applicable waiting period in the People’s Republic of China. The Company and Parent cannot predict with certainty the length of review in the People’s Republic of China but expect that it could take up to 15 months. The Company and Parent believe they are eligible for a simplified filing in the People’s Republic of China and made such a submission to SAMR on July 6, 2022, which, if accepted by SAMR, could result in a determination in or around 3 months. SAMR may require a longer review under their normal procedures, which would delay a final determination into the second or third quarter of 2023, or even longer.

During or after the statutory waiting periods and clearance of the Merger, and even after completion of the Merger, the DOJ, the FTC or governmental authorities in the People’s Republic of China could challenge or seek to block the Merger, or impose remedial conditions on the Merger under relevant antitrust laws, as such governmental authority may deem necessary or desirable in the public interest. Other governmental authorities or competition agencies with jurisdiction over the Merger could also initiate action to challenge or block the Merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. The Company and Parent cannot be sure that a challenge to the Merger will not be made or that, if a challenge is made, the Company and/or Parent will prevail.

Other Regulatory Approvals

One or more governmental agencies may impose a condition, restriction, qualification, requirement or limitation when it grants the necessary approvals and consents to the consummation of the Merger. Third parties may also seek to intervene in the regulatory process or litigate to enjoin or overturn regulatory approvals, any of which actions could significantly impede or even preclude obtaining required regulatory approvals. There is currently no way to predict how long it will take to obtain all of the required regulatory approvals or whether such approvals will ultimately be obtained and there may be a substantial period of time between the approval by Company shareholders and the completion of the Merger. Although Parent and the Company expect that all required regulatory clearances and approvals will be obtained, they cannot assure you that these regulatory clearances and approvals will be timely obtained, obtained at all or that the granting of these regulatory clearances and approvals will not involve the imposition of additional conditions on the completion of the Merger, including the requirement to divest assets, or require changes to the terms of the Merger Agreement. These conditions or changes could result in the conditions to the Merger not being satisfied.

Comparison of Shareholders’ and Stockholders’ Rights

This section describes the material differences between the rights of the holders of Company Shares and the rights of holders of Parent Shares. The Company is incorporated under the laws of the Cayman Islands. Accordingly, the rights of the Company shareholders are governed by the laws of the Cayman Islands, including the CICA, as well as the Company’s memorandum of association and articles of association, each as amended from time to time. Parent is incorporated under the laws of the State of Delaware. Accordingly, the rights of the stockholders of Parent are governed by the laws of the State of Delaware, including the Delaware General Corporation Law (the “DGCL”), as well as Parent’s certificate of incorporation and bylaws, each as amended from time to time.

The rights of Company shareholders will change as a result of the Merger due to differences in the laws and governing documents that govern the Company shareholders compared to the laws and governing documents that govern Parent’s stockholders. Upon the completion of the Merger, the rights of the former Company shareholders as Parent stockholders will be governed by Delaware law and Parent’s certificate of incorporation and bylaws. As a result, the Company shareholders will have different rights once they become stockholders of Parent.

This section does not include a complete description of all differences among the rights of the Company shareholders and Parent’s stockholders, nor does it include a complete description of the specific rights referred to below. Furthermore, the description of some of the differences in these rights in this section is not intended to indicate that other differences that may be equally important to Company shareholders do not exist. All Company shareholders and Parent stockholders are urged to read carefully the relevant provisions of the CICA and DGCL, as well as each company’s governing documents; this summary is qualified in its entirety by reference to the full text of the Company’s memorandum of association and articles of association, each as amended from time to time, and Parent’s certificate of incorporation and bylaws, each as amended from time to time. See the section entitled “Where You Can Find More Information” for information on how to obtain a copy of these documents.

	Rights of Company Shareholders	Rights of Parent Stockholders
Authorized Share Capital or Capital Stock	The authorized share capital of the Company is $5,000,000 divided into 500,000,000 shares, par value $0.01 per share.	The authorized capital stock of Parent is 550,000,000 shares of common stock, par value $0.0001 per share, and 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

Special Meetings; Action by Written Consent

The Company’s articles of association provide that an extraordinary general meeting may only be called by (i) a majority of the Company Board or (ii) the chairman of the Company Board.

The Company’s articles of association further provide that any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon a Company shareholder vote at an annual or extraordinary meeting and may not be taken by written resolutions of Company shareholders without a meeting.

Under the DGCL, a special meeting of stockholders may be called by the Parent Board or by any other person authorized to do so in the certificate of incorporation or bylaws.

Parent’s bylaws provide that special meetings may be called by (i) the Parent Board pursuant to a resolution adopted by a majority of the total number of authorized directors, (ii) the chairman of the Parent Board or (iii) the president of Parent.

Stockholders are not permitted to take action by written consent. Any action required or permitted to be taken by the stockholders of Parent must be effected at an annual or special meeting of the stockholders of Parent.

Shareholder or Stockholder Proposals and Nominations of Candidates for Election to the Company Board of Directors	Pursuant to the Company’s articles of association, the Company shall hold a general meeting as its annual general meeting every year at such time and place as may be determined by the Company Board. Extraordinary general meetings may be called by a majority of the Company Board or the chairman of the Company Board at such time and place as such person or persons shall determine.	Under the DGCL and Parent’s bylaws, an annual meeting of stockholders shall be held for the election of directors at such date and time as the Parent Board shall each year fix. The Parent Board may, in its sole discretion, determine that a meeting of stockholders may be held solely by means of remote communication.

Rights of Company Shareholders	Rights of Parent Stockholders

An annual general meeting and any extraordinary general meeting may be called by not less than ten (10) clear days’ notice. The notice must specify the time and place of the meeting and, in the case of special business, the general nature of the business. All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of election of directors.

Under the Company’s articles of association, all questions submitted to a general meeting shall be decided by a simple majority of votes except where a greater majority is required by the Company’s articles of association or by the CICA.

An ordinary resolution is defined in the Company’s articles of association to mean a resolution passed by a simple majority of the votes cast by such Company shareholders as, being entitled so to do, vote in person or, in the case of any Company shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which notice has been duly given in accordance with the Company’s articles of association.

Notice of the place, if any, date, and time of all meetings of stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each Parent stockholder entitled to vote at such meeting as of the record date for determining Parent stockholders entitled to notice of the meeting, except as otherwise provided in Parent’s bylaws or required by law.

Parent’s bylaws generally allow stockholders of record at the time of notice and at the time of the annual meeting or a special meeting to nominate persons for election to the Parent Board. The bylaws also generally allow stockholders of record at the time of notice and at the time of the annual meeting to propose other business to be brought before an annual meeting.

Such proposals (including proposals pursuant to Rule 14a-8 promulgated under the Exchange Act) and nominations, however, may only be brought by a stockholder who has given timely notice in proper written form to Parent’s secretary prior to the meeting.

Rights of Company Shareholders	Rights of Parent Stockholders

A special resolution of the Company must be passed by a majority of not less than two-thirds of the votes cast by such Company shareholders as, being entitled so to do, vote in person or, in the case of any Company shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given in accordance with the Company’s articles of association.

The Company’s articles of association provide that no person other than a retiring director at the relevant meeting shall, unless recommended by the Company Board for election, be eligible for election as director at any general meeting, unless a notice signed by a Company shareholder (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his or her intention to propose such person for election and also a notice signed by the person to be proposed of his or her willingness to be elected shall have been lodged with the head office or the registration office of the Company provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.

A Parent stockholder’s notice must be received by the secretary at Parent’s principal executive offices not less than 45 days or more than 75 days prior to the one-year anniversary of the date on which Parent first mailed its proxy materials for the preceding year’s annual meeting of stockholders; provided, however, that, if the meeting is convened more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by such stockholder must be received not later than the close of business on the later of (i) the 90th day before such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. In the event that the number of directors to be elected to the Parent Board is increased and there has been no public announcement naming all of the nominees for director or indicating the increase in the size of the Parent Board made by Parent at least 10 days before the last day a Parent stockholder may deliver a notice of nomination, a Parent stockholder’s notice with respect to nominees for any new positions created by such increase will be timely if it is received by Parent’s secretary at Parent’s principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by Parent. The stockholder’s notice must also include specific information regarding the stockholder and the director nominee or proposed business to bring before the meeting, as applicable, as described in Parent’s bylaws.

	Rights of Company Shareholders	Rights of Parent Stockholders
Number of Directors

The Company’s articles of association provide that the number of directors shall not be less than two (2) and that there shall be no maximum number of directors unless otherwise determined from time to time by Company shareholders in general meeting. The Company may from time to time in general meeting by ordinary resolution increase or decrease the number of directors but so that the number of directors shall never be less than two (2).

There are currently nine directors serving on the Company Board.

The DGCL provides that the board of directors of a Delaware corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s bylaws unless the certificate of incorporation fixes the number of directors.

Parent’s bylaws provide that the total number of authorized directors shall be at least two (2) and shall be fixed from time to time exclusively by the Parent Board pursuant to a resolution adopted by a majority of the total number of authorized directors of the Parent Board.

There are currently eight directors serving on the Parent Board.

Election of Directors	Pursuant to the Company’s articles of association, at each annual general meeting, one-third of the directors for the time being (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation provided that the chairman of the Company Board and/or the managing director shall not, while holding such office, be subject to retirement by rotation or be taken into account in determining the number of directors to retire in each year. The directors to retire by rotation shall include any director who wishes to retire and not run for re-election. Any further directors so to retire shall be those of the other directors subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re- elected directors on the same day those to retire will (unless they otherwise agree among themselves) be determined by lot. Any director appointed pursuant to article 86(2) or article 86(3) of the Company’s articles of association will not be taken into account in determining which particular directors or the number of directors who are to retire by rotation.

The DGCL provides that, unless the certificate of incorporation or bylaws provide otherwise, directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Parent has a classified board structure such that, except for directors who may be elected by the holders of any series of Preferred Stock, the Parent Board is divided into three classes, designated Class I, Class II and Class III. At each annual meeting of stockholders, each of the successors elected to replace the directors of a class whose term expired at such annual meeting are elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified.

	Rights of Company Shareholders	Rights of Parent Stockholders
	The Company’s articles of association provide that the Company may by ordinary resolution elect any person to be a director to fill a causal vacancy on the Company Board or as an addition to the existing Company Board. The directors have the power to appoint any person as a director to fill a causal vacancy on the Company Board or as an addition to the existing Company Board. Any director so appointed by the Company Board will hold office until the next following annual general meeting of the Company and will then be eligible for re-election.	Parent’s bylaws provide that a nominee for director shall be elected to the Parent Board if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election, except that directors will be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the secretary of Parent receives a notice that a stockholder has nominated a person for election to the Parent Board in compliance with certain requirements set forth in Parent’s bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the 10th day before Parent first mails its notice of meeting for such meeting to the stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

Removal of Directors; Vacancies

The Company’s articles of association provide that a director may be removed by way of an ordinary resolution at any time before the expiration of his period of office (but without prejudice to any claim which such director may have for damages under any agreement between him/her and the Company). A vacancy on the Company Board so created may be filled by: (i) the election or appointment by ordinary resolution of Company shareholders at the meeting at which such director was removed or (ii) the affirmative vote of a simple majority of the remaining directors present and voting at a Company Board meeting.

The office of director shall be vacated under certain circumstances, as provided by the Company’s articles of association.

Parent’s bylaws provide that directors may be removed by the stockholders of Parent only for cause.

Vacancies occurring on the Parent Board for any reason and newly created directorships resulting from an increase in the authorized number of directors may be filled only by vote of a majority of the remaining members of the Parent Board at any meeting of the Parent Board and not by Parent stockholders.

	Rights of Company Shareholders	Rights of Parent Stockholders
Limitation on Liability of Directors

The laws of the Cayman Islands do not impose an all-embracing code of conduct on directors. Many of the duties and obligations of a director are statutory; others are found only at common law.

A breach of a statutory duty imposed by the CICA will, generally, result in a prescribed penalty or fine.

There are no monetary limitations on the liability of directors for a breach of duties under common law.

Parent’s certificate of incorporation provides that no director shall be personally liable to Parent or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of Parent shall be eliminated or limited to the fullest extent permitted by the DGCL.

Indemnificationof Directorsand Officers; Expenses

The laws of the Cayman Islands do not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Pursuant to the Company’s articles of association, the Company is authorized to indemnify its directors, secretary and other officers for the time being and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and every one of their heirs, executors and administrators, from and against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts. Any such indemnity does not extend to any matter in respect of any fraud, dishonesty, willful misconduct or bad faith which may attach to any of said persons. Further, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company under the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Under the DGCL, a Delaware corporation must indemnify its present and former directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred to the extent that the officer or director has been successful on the merits or otherwise in defense of any action, suit or proceeding brought against him or her by reason of the fact that he or she is or was a director or officer of the corporation.

Delaware law provides that a corporation may indemnify its present and former directors, officers, employees and agents, as well as any individual serving with another corporation in that capacity at the corporation’s request against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions taken, if the individual acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful; except that no indemnification may be paid for judgments, fines and amounts paid in settlement in actions by or in the right of the corporation to procure a judgment in its favor.

Rights of Company Shareholders	Rights of Parent Stockholders

A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent the person is adjudged to be liable to the corporation unless a court approves the indemnity.

Parent’s bylaws require Parent to indemnify and hold harmless to the fullest extent permitted by the DGCL any person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of Parent or is or was serving at the request of Parent as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Such person shall also have the right to be paid by Parent the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the advancement of expenses incurred by such person in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person, including, without limitation, service to an employee benefit plan) shall be made only if such person delivers to Parent an undertaking to repay all amounts so advanced if there is a final judicial decision from which there is no right to appeal finding that such person is not entitled to indemnification for such expenses under Parent’s bylaws.

	Rights of Company Shareholders	Rights of Parent Stockholders
Amendments to the Corporate Governance Documents	The Company’s articles of association may be rescinded, altered or amended by way of a special resolution. The Company’s articles of association also state that a special resolution shall be required to alter the provisions of the Company’s memorandum of association or to change its name.	Parent’s bylaws may be altered, amended or repealed, or new bylaws may be adopted, generally by the affirmative vote of the holders of a majority of the voting power of the capital stock of Parent issued and outstanding and entitled to vote thereon at any regular meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new bylaws are stated in the notice of such special meeting. Amending certain provisions of the bylaws require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the outstanding shares of stock of Parent entitled to vote thereon at any regular meeting of stockholders or at any special meeting of stockholders.

Certain Business Combinations	Although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.	Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” (generally defined by the DGCL as a person who owns 15% or more of the corporation’s outstanding voting stock, together with such person’s affiliates and associates) for three years following the time that person became an interested stockholder, unless (1) prior to the time the person became an interested stockholder the Parent Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the corporation’s outstanding voting stock or (3) the business combination is approved by the Parent Board and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder or (4) certain other exceptions specified in Section 203(b) of the DGCL are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203 of the DGCL.

	Rights of Company Shareholders	Rights of Parent Stockholders
Parent’s Certificate of Incorporation does not contain a provision electing not to be governed by Section 203, so Parent is subject to such provision.

Shareholder or Stockholder Rights Plan	The Company currently does not have a shareholder rights plan.	Parent currently does not have a stockholder rights plan.

Forum Selection	The Company’s articles of association do not contain a forum selection clause.	Parent’s bylaws provided that, unless Parent consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Parent, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of Parent to Parent or its stockholders, (iii) any action arising pursuant to any provision of the DGCL, Parent’s Certificate of Incorporation or Parent’s bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court, which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Rights of Company Shareholders	Rights of Parent Stockholders
Unless Parent consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of Parent’s securities.

Litigation Related to the Merger

On June 17, 2022, a purported shareholder of the Company filed a lawsuit against the Company and the Company Board captioned Ryan O’Dell v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05113 (the “O’Dell Action”), in the United States District Court for the SDNY. On June 20, June 29, and June 30, 2022, three additional purported shareholders of the Company filed lawsuits in SDNY against the Company and the Company Board captioned, respectively, John Del Tatto v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05174 (“Del Tatto Action”), Matthew Whitfield v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05564 (“Whitfield Action”), and Jeffrey D. Justice, II v. Silicon Motion Technology Corp., et al., Case No. 22-cv-05571 (“Justice Action”). The O’Dell Action, Del Tatto Action, Whitfield Action, and Justice Action collectively constitute the “Actions.” Each of the Actions allege that the Registration Statement on Form S-4 filed on June 16, 2022, in connection with the Merger, was false and misleading and that, as a result, all defendants violated Section 14(a) of the Exchange Act and that the Company Board violated Section 20(a) of the Exchange Act. The Justice Action, O’Dell Action, and Whitfield Action additionally allege that the defendants violated Rule 14a-9 promulgated under the Exchange Act, with the O’Dell Action also alleging a violation of 17 C.F.R. Section 244.100. The Actions seek, among other relief, an injunction, rescission and rescissory damages, the issuance of a new registration statement (other than the O’Dell Action), and attorneys’ and experts’ fees. The Company believes the claims asserted in the Actions are without merit.

Additional lawsuits may be filed against the Company, the Company Board, or the Company’s officers in connection with the Merger, which could prevent or delay completion of the Merger and result in substantial costs to the Company, including any costs associated with indemnification.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the Merger Agreement. This summary may not contain all the information about the Merger Agreement that is important to you. This summary is qualified in its entirety by reference to the Merger Agreement attached as Annex A to, and incorporated by reference into, this proxy statement/prospectus. You are encouraged to read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The Merger Agreement and the summary of its terms in this proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The terms and information in the Merger Agreement are not intended to provide any other public disclosure of factual information about Parent, the Company or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement are made by Parent, the Company and Merger Sub only for the purposes of the Merger Agreement and are qualified by and subject to certain limitations and exceptions agreed to by Parent, the Company and Merger Sub in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement and were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to Company securityholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/ prospectus, may have changed since the date of the Merger Agreement.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions herein should not be read alone or relied upon as characterizations of the actual state of facts or condition of Parent, the Company or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/ prospectus.

Structure of the Merger

The Merger Agreement provides for a transaction in which, subject to Part XVI of the CICA, Merger Sub will merge with and into the Company. The Company will be the Surviving Company in the Merger and will, following completion of the Merger, be a wholly-owned subsidiary of Parent. At the Effective Time, the memorandum and articles of association of Merger Sub will be the memorandum and articles of association of the Surviving Company, except for certain conforming changes set forth in the Merger Agreement, until thereafter amended in accordance with applicable law and such memorandum and articles of association. At the Effective Time, (i) the directors of Merger Sub or such other individuals designated by Parent prior to the Effective Time will be the directors of the Surviving Company until their successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association and (ii) the officers of the Company immediately prior to the Effective Time will continue to be the officers of the Surviving Company holding the same officer positions and titles as with the Company until their successors are duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association.

Completion and Effectiveness of the Merger

The Merger will be consummated upon the filing of the Plan of Merger and the other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands as provided in the CICA. The Effective Time will occur on the date the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date as specified in the Plan of Merger. Unless another date and time are agreed to by Parent and the Company, the Closing will take place at 8:30 p.m. (Taiwan time) no later than the second business day after satisfaction or waiver of all of the applicable conditions to the Closing set forth in the Merger Agreement other than those conditions that by their nature are to be satisfied at Closing, but subject to the fulfillment or waiver of such conditions at the Closing.

Merger Consideration

At the Effective Time, (a) each Company Share (other than Excluded Shares, Dissenting Shares and Company Shares represented by each ADS) issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive the Per Share Merger Consideration, (b) each ADS (other than ADSs representing any Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Company Shares represented by such ADS, will be cancelled in exchange for the right to receive the Per ADS Merger Consideration, and (c) each Dissenting Share issued and outstanding immediately prior to the Effective Time will be cancelled and holders of the Dissenting Shares will not be entitled to receive the Per Share Merger Consideration and will instead only be entitled to payment of the fair value of such Dissenting Shares determined in accordance with the provisions of the CICA.

No fractional Parent Share will be issued pursuant to the Merger and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each Company securityholder who would otherwise have been entitled to receive a fraction of a Parent Share (after aggregating all Company Shares evidenced by the relevant share certificates, uncertificated shares, ADSs or other acceptable evidence delivered by such Company securityholder to the exchange agent for the Merger) will receive in lieu thereof a cash payment (without interest) in an amount equal to such fractional part of a Parent Share multiplied by the Parent Share VWAP.

If, between the date of the Merger Agreement and the Effective Time, any change in the outstanding Company Shares occurs as a result of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, reorganization, subdivision, combination, exchange of shares, or other similar event, the Merger Consideration will be equitably adjusted to reflect such event and to provide Company securityholders the same economic effect as contemplated by the Merger Agreement prior to such event.

Exchange of Company Shares and ADSs for the Merger Consideration

No later than four (4) business days after the Effective Time, the Exchange Agent will mail or deliver to each person that was, immediately prior to Effective Time, a registered holder of Company Shares entitled to receive the Per Share Merger Consideration at the Effective Time (i) a letter of transmittal that specifies, among other things, the manner in which the Per Share Merger Consideration will be delivered to such holder and (ii) instructions for use in effecting the surrender of any certificates representing Company Shares or non-certificated Company Shares represented by book entry. Upon the surrender of such Company Shares and any other requested documents, together with delivery of an executed letter of transmittal, each such registered holder will be entitled to receive the applicable portion of the Per Share Merger Consideration in exchange for such holder’s Company Shares.

Prior to the Effective Time, Parent and the Company will establish procedures with the Exchange Agent and the ADS Depositary to ensure that (i) the Exchange Agent will transmit to the ADS Depositary as promptly as reasonably practicable following the Effective Time an amount of cash and Parent Shares sufficient to pay the Per ADS Merger Consideration to holders of each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) sand (ii) the ADS Depositary will distribute the Per ADS Merger Consideration to such holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs.

No interest will be paid or will accrue on any amount payable in respect of the Company Shares or ADSs in relation to these exchange and payment procedures.

Treatment of Company Equity Awards

Immediately prior to the Effective Time, each Company RSU Award, whether vested or unvested, other than those granted to a non-employee director, that is outstanding immediately prior to the Effective Time will be cancelled and converted into a Converted RSU Award, equal to the product of (x) the number of Shares subject to such Company RSU Award and (y) the sum of (I) 0.097, and (II) the quotient obtained by dividing (A) the Per Share Cash Merger Consideration by (B) the Parent Share VWAP, and rounding such product down to the nearest whole share. Each Converted RSU Award will be subject to the same terms and conditions as were applicable under the applicable Company RSU Award (including any applicable change of control or other accelerated vesting provisions).

Immediately prior to the Effective Time, each Company RSU Award that is held by a non-employee director of the Company and is outstanding immediately prior to the Effective Time will vest in full and will be cancelled and converted into the right to receive the Per Share Merger Consideration multiplied by the number of Company Shares subject to such Company RSU Award.

All of the amounts described in this section will be subject to any applicable withholding taxes and deductions.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by both Parent and the Company that are subject in some cases to exceptions and qualifications (including qualifications as to knowledge, materiality and material adverse effect). See “The Merger Agreement — Definition of ‘Material Adverse Effect’” for a definition of material adverse effect. The representations and warranties in the Merger Agreement relate to, among other things:

•	corporate organization, existence, good standing and qualification to conduct business;

•	capitalization;

•	due authorization, execution and validity of the Merger Agreement;

•

absence of any conflict with or violation of organizational documents or any conflict with or violation of contracts, laws, orders or regulations as a result of the execution, delivery or performance of the Merger Agreement and the consummation of the Transactions;

•	governmental approvals necessary to complete the Merger;

•

SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002, the absence of any undisclosed liabilities, and financial statements;

•

conduct of business in all material respects in the ordinary course of business and absence of certain changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect;

•	legal proceedings;

•	compliance with laws;

•	material contracts; and

•	fees payable to financial advisors, brokers or finders in connection with the Transactions.

The Company has also made representations and warranties relating to, among other things, Company benefit plans, employee and labor matters, tax matters, environmental matters, permits, properties, title to assets, intellectual property, data processing and privacy and security, insurance, material customers, suppliers and resellers, the inapplicability of antitakeover statutes, interested party transactions and the receipt of a fairness opinion from Goldman Sachs.

Parent also makes representations and warranties relating to, among other things, matters with respect to financing, the ownership of Merger Sub, the absence of shareholder and management arrangements, sufficiency of funds to pay the Merger Consideration, solvency and the validity of the Parent Shares issued in connection with the Merger.

The representations and warranties in the Merger Agreement do not survive completion of the Merger.

See “The Merger Agreement — Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.”

Definition of “Material Adverse Effect”

Many of the representations and warranties in the Merger Agreement are qualified by “material adverse effect.”

For purposes of the Merger Agreement, “material adverse effect” means, with respect to Parent or the Company, as the case may be, any change, event, occurrence or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the applicable party and its subsidiaries, taken as a whole. However, the adverse effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a “material adverse effect,” and shall not otherwise be taken into account in determining whether a “material adverse effect” has occurred or would reasonably be expected to occur, with respect to either Parent or the Company:

•	any changes or proposed changes in applicable laws, GAAP or the interpretation or enforcement thereof;

•

any changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interest rates or exchange rates, in Taiwan, the United States or globally, or changes generally affecting companies in the industry or industries (including seasonal fluctuations) in which the applicable party or any of its subsidiaries operate in Taiwan, the United States or globally;

•

changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 measures or certain permitted actions described in the Merger Agreement or changes in such COVID-19 measures or permitted actions after the date of the Merger Agreement);

•

any action taken or refrained from being taken, in each case to which the applicable party has expressly approved, consented to or requested in writing (including by email) that such action be taken or refrained from being taken following the date of the Merger Agreement;

•

the negotiation, announcement, pendency or consummation of the Merger Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, the applicable party or any of its affiliates (however, this shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the negotiation, announcement, pendency, or consummation of the Merger Agreement and the Merger);

•

any proceeding arising from allegations of breach of fiduciary duty or violation of law relating to the negotiation of the Merger Agreement or, in the case of the Company, any Competing Proposal or the approval of the Merger Agreement or the Transactions by the board of directors of the applicable party;

•

changes in the trading price or trading volume of equity securities of the applicable party or any suspension of trading, or any changes in the ratings or the ratings outlook for the applicable party by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the applicable party (however, the underlying cause of such change may be taken into account in determining whether a “material adverse effect” has occurred); or

•

any failure by the applicable party or any of its subsidiaries to meet any revenue, earnings or other financial projections or forecasts (however, the underlying cause of such failure may be taken into account in determining whether a “material adverse effect” has occurred);

except, in the case of the changes, events, occurrences or developments referred to in the first, second and third bullets in the immediately preceding list, to the extent that those changes, events, occurrences or developments adversely and disproportionately impact the applicable party and its subsidiaries, taken as a whole, relative to the adverse effect those changes, events, occurrences or developments have on other companies operating in the applicable party’s industry or industries.

Conduct of Parties’ Businesses Pending the Merger

Interim Operations of the Company

Between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, except (i) for certain permitted actions as described in the Merger Agreement, (ii) as set forth in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement, (iii) as required by law or order, (iv) for any action taken to comply with any COVID-19 measures described in the Merger Agreement, (v) as otherwise expressly contemplated by any other provision of the Merger Agreement or (vi) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its subsidiaries to, (A) conduct its operations in all material respects in the ordinary course of business, and (B) use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company and each of its subsidiaries and to preserve the goodwill and current relationships of the Company and each of its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.

Without limiting the foregoing, except (i) for certain permitted action as described in the Merger Agreement, (ii) as set forth in the Company’s disclosure schedule delivered to Parent concurrently with the execution of the Merger Agreement, (iii) as required by law or Order, (iv) for any action taken to comply with any COVID-19 measures described in the Merger Agreement or (v) as otherwise expressly contemplated by any other provision of the Merger Agreement, the Company must not, and must not permit any of its subsidiaries to, between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

•	amend or otherwise change the memorandum and articles of association or any other organizational documents of the Company or any of its subsidiaries;

•

issue, sell, pledge, dispose of, grant, transfer or encumber, or modify or amend the terms of any awards pertaining to, any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities of the Company or any of its subsidiaries, other than (i) the issuance of Company Shares upon the settlement of Company RSU Awards outstanding as of the date of the Merger Agreement or granted pursuant to the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement or (ii) as otherwise provided in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement;

•

sell, assign, pledge, transfer, license, lease, forfeit, abandon, guarantee or encumber (other than certain permitted liens described in the Merger Agreement), or otherwise dispose of any material property or assets of the Company or any of its subsidiaries (other than intellectual property owned by the Company), except for (i) pursuant to the Company’s material contracts existing as of the date of the Merger Agreement, (ii) the sale or purchase of goods in the ordinary course of business or (iii) dispositions of obsolete or worthless equipment in the ordinary course of business;

•

acquire, sell, assign, pledge, transfer, license, sublicense, abandon, lease, pledge, covenant not to sue or grant any release under, cancel, dedicate to the public, fail to maintain, fail to prosecute, forfeit, abandon, allow to lapse, encumber (other than certain permitted liens described in the Merger Agreement), or otherwise dispose of any intellectual property owned by the Company, except (i) non-exclusive licenses granted, or otherwise implied by or incidental to, the distribution, sale, or license of the Company’s products in the ordinary course of business consistent with past practice and (ii) the licensing, sale, abandonment, failure to maintain, failure to prosecute, forfeiture, cancellation, dedication to the public, disposal, or allowance to lapse of the Company’s registered intellectual property that is not material to the Company or that the Company or one of its subsidiaries has permitted to expire or has cancelled, been allowed to lapse, abandoned, elected not to maintain or prosecute, forfeited or dedicated to the public in its reasonable business judgment;

•

declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other equity interests, except for (i) dividends or other distributions paid by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company and (ii) the payment to ADS holders of quarterly installments of the previously declared annual cash dividend in the amount of $0.50 per ADS through the third quarter of 2022;

•	reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests;

•

propose, adopt, consummate, or give effect to a merger or consolidation of the Company or any of its subsidiaries with any person or propose, adopt, consummate, or give effect to a plan of, or resolutions providing for, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, except the Merger;

•

acquire (including by merger, consolidation, or acquisition of stock or assets) any person, equity interests, or assets, other than (i) acquisitions by the Company from any wholly-owned subsidiary or among any wholly-owned subsidiaries of the Company, (ii) acquisitions of inventory, raw materials, supplies and other property in the ordinary course of business and (iii) acquisitions of assets permitted pursuant to capital expenditure limitations referred to in the eleventh bullet below;

•

incur any indebtedness for borrowed money (except for (i) letters of credit issued in the ordinary course of business, (ii) borrowings under the Company’s existing revolving credit facilities in the ordinary course of business; provided that any such borrowings are repaid in full within ninety (90) days and (iii) loans or advances to direct or indirect wholly-owned subsidiaries of the Company in the ordinary course of business), issue any debt securities, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person (other than a direct or indirect wholly-owned subsidiary of the Company) for borrowed money;

•

enter into, terminate or cancel, or agree to any material amendment or modification to or waiver under or in connection with any material contract, in each case other than, solely with respect to a contract the primary purpose of which is for the sale or provisions of goods or services with any customer, vendor, supplier, or third-party service provider (other than with respect to certain material contracts described in the Merger Agreement), in the ordinary course of business (such ordinary course of business including renewals or extensions of any existing material contracts on substantially similar terms);

•

make any capital expenditures in excess of the amount budgeted for in the Company’s capital expenditure budget for the applicable period, other than expenditures made to replace or repair damaged assets or in response to operational emergencies;

•

(i) enter into any agreement to purchase or sell any interest in real property, (ii) grant or create any security interest, easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, (iii) enter into any lease, sublease, license or other occupancy agreement with respect to any real property or voluntarily alter, amend, modify or terminate any of the terms of any lease agreement to which the Company is party, or (iv) make any material changes in the construction of any such property;

•

except to the extent required by the Merger Agreement, applicable law or the existing terms of any Company benefit plan: (i) increase the cash compensation or benefits payable or to become payable to the directors, officers, employees, individual contractors or other individual service providers of the Company or any of its subsidiaries, other than (A) increases in connection with promotions to a title of Vice President and below in amounts and on terms consistent with the relevant schedule set forth in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement, and (B) annual increases in amounts and on terms consistent with the relevant schedule in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement, (ii) establish, adopt, enter into, terminate, allow to lapse, or materially amend or modify any Company benefit plan, other than expirations and renewals in the ordinary course of business and other than entering into new hire offer letters and employment agreements with non-officer employees in the ordinary course of business and for which hiring would not be prohibited by subsection (vii) below, (iii) accelerate vesting, exercisability or funding of compensation or benefits, (iv) grant any new equity-based awards or amend or modify the terms of any equity based awards, other than grants of new equity-based awards in the ordinary course of business in amounts and on terms consistent with the relevant schedule set forth in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement, (v) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation other than bonuses or incentives for non-officer employees in the ordinary course of business in amounts and on terms consistent with the relevant schedule set forth in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement, (vi) pay or agree to pay any pension, retirement allowance or other post-termination benefit not required by the terms of any Company benefit plan existing as of the date of the Merger Agreement or (vii) (A) terminate (other than for cause) the employment of, or hire, or promote, any employee with an aggregate cash compensation of $250,000 or more or with a title of Vice President or higher, or (B) hire any employee such that the aggregate number of employees of the Company and its subsidiaries exceeds the headcount set forth in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement for the applicable period;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or the interpretation or enforcement thereof, Nasdaq or by a governmental entity;

•

compromise, settle, waive, release, assign, commence or agree to settle any proceeding other than (i) the payment, or satisfaction, in the ordinary course of business consistent with past practice of liabilities reflected in or reserved against the Company’s most recent balance sheet prior to the date of the Merger Agreement, (ii) those that do not (A) involve the payment by any party thereto of monetary damages in excess of one million dollars ($1,000,000) individually or four million dollars ($4,000,000) in the aggregate, (B) involve any admission of wrongdoing or equitable relief, (C) involve any governmental entity and (D) relate to any tax;

•

make any loans, advances or capital contributions to, or investments in, any other person, other than (i) to any wholly-owned subsidiary of the Company or (ii) in respect of travel or other business expenses in the ordinary course of business;

•

(i) make, change or rescind any material tax election or an annual tax accounting period, (ii) adopt or change any material tax accounting method, (iii) settle, consent to or compromise any material tax claim, audit or assessment, (iv) surrender a right to a material tax refund, (v) consent to any extension or waiver of any limitation period with respect to any material tax claim or assessment (other than extensions to file tax returns granted routinely in the ordinary course of business consistent with past practice), or (vi) enter into a closing agreement with any governmental entity regarding any material tax liability or assessment or take any position on any material tax return that is inconsistent with past practice or positions taken in preparing or filing similar tax returns in prior periods;

•

other than compensation payable to officers and directors and employee expense reimbursement obligations, in each case, pursuant to a Company benefit plan, enter into or give effect to any contract, transaction, indebtedness or other arrangement between the Company or any of its subsidiaries, on the one hand, and any of the directors, officers or affiliates of the Company and its subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand;

•

implement any employee layoff, plant closing, reduction in force, furlough, temporary layoff, salary or wage reduction, work schedule change or other such actions that triggers the WARN Act or similar law;

•

waive or release any material non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligation of any current or former employee or independent contractor; or

•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing.

Interim Operations of Parent

Between the date of the Merger Agreement and the earlier of the Closing and the termination of the Merger Agreement, except (i) for certain permitted actions as described in the Merger Agreement, (ii) as required by law or order, (iii) for any action taken to comply with any COVID-19 measures described in the Merger Agreement, (iv) as otherwise expressly contemplated by any other provision of the Merger Agreement or (v) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent will, and will cause each of its subsidiaries to, (A) conduct its operations in all material respects in the ordinary course of business, and (B) to use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Parent and each of its subsidiaries and to preserve the goodwill and current relationships of Parent and each of its subsidiaries with customers, suppliers and other persons with which Parent or any of its subsidiaries has significant business relations.

Without limiting the foregoing, except (i) for certain permitted actions as described in the Merger Agreement, (ii) as required by law or order, (iii) for any action taken to comply with any COVID-19 measures described in the Merger Agreement or (iv) as otherwise expressly contemplated by any other provision of the Merger Agreement, Parent must not, and must not permit any of its subsidiaries to, between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, directly or indirectly, take any of the following actions without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed):

•	amend or otherwise change the certificate of incorporation and bylaws or any other organizational documents of Parent or any of its subsidiaries;

•

except for dividends or other distributions paid by a wholly-owned subsidiary of Parent to Parent or another wholly-owned subsidiary of Parent, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other equity interests; or

•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing.

Obligations with Respect to the Extraordinary General Meeting

The Company must, in accordance with its memorandum and articles of association, the Deposit Agreement, the CICA and all other applicable laws, as promptly as practicable following the clearance of this proxy statement/prospectus by the SEC and in any event within forty-five (45) days following the mailing of this proxy statement/prospectus (or such later date that Parent provides its prior written consent), hold the extraordinary general meeting for the purpose of seeking the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions; provided that (i) the Company may, subject to compliance with its articles of association, adjourn the extraordinary general meeting (A) to allow time for the filing or dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable law, (B) if as of the time that the extraordinary general meeting is originally scheduled (as set forth in the proxy statement/prospectus) or any adjournment thereof there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the extraordinary general meeting, (C) if the Company reasonably determines in good faith that the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions is unlikely to be obtained or (D) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed); provided further, that, with respect to (B) and (C), no such adjournments shall exceed ten (10) business days in the aggregate and no single adjournment shall exceed five (5) business days, and (ii) the Company shall, subject to compliance with its articles of association, adjourn the extraordinary general meeting upon the written request of Parent (A) if as of the time that the extraordinary general meeting is originally scheduled (as set forth in this proxy statement/prospectus) or any adjournment thereof there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the extraordinary general meeting, or (B) if Parent reasonably determines in good faith that the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions is unlikely to be obtained; provided further that with respect to clauses (A) and (B) no such adjournments shall exceed ten (10) business days in the aggregate and no single adjournment shall exceed five (5) business days.

Subject to the right of the Company Board to make a Company Change of Recommendation, the Company must solicit from Company shareholder proxies in favor of the approval and adoption of the Merger Agreement in accordance with all applicable laws, and use its reasonable best efforts to obtain the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions. Unless the Merger Agreement is earlier terminated in accordance with its terms, the Company is required to establish a record date for, call, give notice of, convene and hold the extraordinary general meeting for the purpose of voting upon the approval and adoption of the Merger Agreement in accordance with the memorandum and articles of association of the Company, the CICA and all other applicable law, whether or not the Company Board at any time after the date of the Merger Agreement shall have effected a Company Change of Recommendation or whether or not a Competing Proposal has been commenced, announced or submitted to the Company.

No Solicitation of Competing Proposals

In accordance with the terms of the Merger Agreement, the Company agreed, beginning on the date of the Merger Agreement and ending at the earlier of the Effective Time or the termination of the Merger Agreement, to cease and cause its subsidiaries and its and their respective directors, officers and employees, and to instruct its and its subsidiaries’ financial advisors, investment bankers, legal counsel and other representatives to immediately cease, any existing activities, discussions or negotiations with any persons (other than Parent, Merger Sub or any of their respective designees or representatives) conducted prior to the Effective Time with respect to any Competing Proposal.

Additionally, until the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, and subject to certain exceptions described under the caption “The Merger Agreement — Company Changes of Recommendation”, the Company has agreed that it will not, and it will cause its subsidiaries and its and their respective directors and officers, and will instruct its and its subsidiaries’ financial advisors, investment bankers, legal counsel and other representatives not to:

•

solicit or initiate or knowingly assist, facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than solely in response to an inquiry not solicited in material breach of the Merger Agreement informing the person making such inquiry of the existence of the relevant provisions contained in the Merger Agreement); provided however, that the Company and its representatives may make inquiries of a person making a Competing Proposal (and its representatives) solely to the extent necessary to ascertain facts regarding, and clarify the terms of such Competing Proposal solely for the purpose of the Company Board informing itself about the terms of the Competing Proposal, but not to negotiate or seek revisions to such Competing Proposal;

•

provide any information regarding or provide access to the properties, personnel, books and records of the Company or any subsidiary of the Company to any person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by the Merger Agreement;

•	approve, endorse or publicly recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal;

•

withdraw or change or qualify in a manner adverse to Parent, the Company Board recommendation regarding the adoption of the Merger Agreement or fail to include in a manner adverse to Parent, the Company Board recommendation regarding the adoption of the Merger Agreement in this proxy statement/prospectus when it is disseminated to Company shareholders;

•

fail to publicly reaffirm the Company Board recommendation regarding the adoption of the Merger Agreement within ten (10) business days after receipt of a written request by Parent following a Competing Proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known; provided that the Company and its representatives shall have no obligation to reaffirm the Company Board recommendation regarding the adoption of the Merger Agreement more than once with respect to any Competing Proposal (with modification to the financial terms thereof or any other material term thereof constituting a new Competing Proposal);

•

if a tender offer or exchange offer that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by Company shareholders within ten (10) business days after the commencement thereof (or any modification to the financial terms thereof or any other material terms thereof);

•

enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar contract or understanding relating to any Competing Proposal (whether binding or nonbinding) (for purposes of the Merger Agreement and as used in this proxy statement/prospectus, any act described in this bullet and the preceding four bullets, a “Company Change of Recommendation”);

•	resolve or agree to do any of the foregoing.

The Company agreed that neither it, nor its affiliates, will enter into any agreement with any third party subsequent to the date of the Merger Agreement which would prohibit it or any of its affiliates from providing any information to Parent in accordance with, or otherwise complying with, the relevant provision of the Merger Agreement.

Additionally, from and after the Closing until the earlier of the Effective Time or the date, if any, on which the Merger Agreement is terminated, the Company is required to notify Parent within forty-eight (48) hours in the event that the Company receives any Competing Proposal or any inquiry or request for information that could reasonably be expected to lead to a Competing Proposal., and identify the third party making such Competing Proposal, inquiry or request and provide to Parent a copy of such Competing Proposal, inquiry or request (or, where no such copy is available, a reasonable description of the material terms and details thereof).

For purposes of the Merger Agreement and as used in this proxy statement/prospectus, the term “Competing Proposal” means any offer, inquiry, indication of interest or proposal from a third party or group (as defined under Section 13(d) of the Exchange Act) (other than a proposal or offer by Parent or any of its subsidiaries) at any time that contemplates, involves or otherwise relates to, through any transaction or series of transactions (other than the Transactions) (i) a merger, consolidation or other business combination transaction involving the Company pursuant to which Company shareholders immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions or (ii) such person or group otherwise acquiring beneficial ownership (as defined under the Exchange Act and the rules promulgated thereunder) of at least 15% or more of the assets (on a consolidated basis with its subsidiaries, as measured by fair market value as determined in good faith by the Company Board) of or equity interests (including the equity interests of the Company) in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step or series of related transactions).

Company Changes of Recommendation

Notwithstanding anything to the contrary, if at any time following the date of the Merger Agreement and prior to the receipt of the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, (i) the Company has received a bona fide written Competing Proposal from a third party, (ii) the Company has not breached its non-solicitation obligations under the Merger Agreement in any material respect with respect to such Competing Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that the failure to take any of the following actions would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to Company shareholders under the laws of the Cayman Islands and that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its representatives may, directly or indirectly through its representatives:

•

furnish information with respect to the Company and its subsidiaries (including non-public information) to the third party making such Competing Proposal and its representatives pursuant to (but only pursuant to) one or more acceptable confidentiality agreements as described in the Merger Agreement; and

•

participate or engage in discussions or negotiations with the third party making such Competing Proposal and its representatives regarding such Competing Proposal and any changes thereto, including by making counterproposals thereto, provided, however, that any substantive non-public information concerning the Company or its subsidiaries provided or made available to any third party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in any event within forty-eight (48) hours) after it is provided or made available to such third party, except to the extent providing Parent or Merger Sub with such information would violate any applicable law.

Additionally, at any time prior to the receipt of the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, the Company Board may also, in response to its receipt of a bona fide written Competing Proposal with respect to which the Company is not in material breach of its non-solicitation obligations, make a Company Change of Recommendation or terminate the Agreement to enter into a definitive written agreement providing for such Competing Proposal if, and only if:

•	the Company Board has determined in good faith after consultation with the Company’s outside counsel and financial advisor that:

•

such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent on a binding basis prior to the determination by the Company Board; and

•

the failure to make such Company Change of Recommendation or to terminate the Merger Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to Company shareholders under the laws of the Cayman Islands.

•

the Company has provided Parent with a written notice, stating whether the Company Board intends to effect a Company Change of Recommendation or the Company intends to terminate the Merger Agreement, and describing in reasonable detail the reason for such Company Change of Recommendation or termination; and

•

during the period commencing on delivery of such notice and ending at 5:00 p.m. Taiwan time on the date that is the fourth (4th) business day after such delivery (subject to extension, in certain circumstances, as described in the Merger Agreement), the Company has made its representatives reasonably available for the purpose of engaging, and the Company has, engaged, in good faith discussions and negotiations with Parent and its representatives (to the extent Parent desired to negotiate) regarding a possible amendment to the Merger Agreement and has considered in good faith any written proposals made by Parent that if accepted by the Company would be binding upon Parent and after taking account of Parent’s proposals, if any, the Company Board again makes the same determination.

Additionally, at any time prior to the receipt of the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, the Company Board may make a Company Change of Recommendation in response to certain material intervening events unrelated to Competing Proposals as described in the Merger Agreement if, and only if:

•

the Company Board has determined in good faith after consultation with the Company’s outside counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to Company shareholders under the laws of the Cayman Islands;

•

the Company has provided Parent with a written notice of such determination, providing a description of the material facts and circumstances giving rise to such an intervening event, and that the Company Board intends to effect a Company Change of Recommendation; and

•

during the period commencing on the date of Parent’s receipt of the notice and ending at 5:00 p.m. Taiwan time on the date that is the fourth (4th) business day thereafter, the Company has made its representatives reasonably available to engage, and the Company has, engaged, in good faith discussions and negotiations with Parent and its representatives (to the extent Parent desired to negotiate) regarding a possible amendment to the Merger Agreement and has considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board again makes the same determination.

For the purposes of the Merger Agreement and as used in this proxy statement/prospectus, the term “Superior Proposal” means a bona fide written offer from a third party (on its most recently amended or modified terms, if amended or modified) constituting a Competing Proposal (with references to 15% and 85% being deemed to be replaced with references to 50%), which the Company Board determines in good faith after consultation with the Company’s outside counsel and financial advisors to be more favorable to Company shareholders from a financial point of view than the Merger, taking into account such other factors as the Company Board considers in good faith to be appropriate (including the terms and conditions of such offer, the identity of the person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments, the likelihood and timing of consummation, and any proposals by Parent with respect to possible amendment to the Merger Agreement that if accepted by the Company would be binding upon Parent).

Regulatory Actions, Consents and Filings

Upon the terms and subject to the conditions set forth in the Merger Agreement, Parent, Merger Sub and the Company have agreed to use their reasonable best efforts to:

•

take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of the Merger Agreement, including preparing and filing, in consultation with any other party to the Merger Agreement and as promptly as reasonably practicable and advisable after the date of the Merger Agreement, all documentation to effect all necessary or advisable applications, notices, petitions, filings, registrations, notifications, statements, submissions of information and other documents (including any required or recommended filings under applicable regulatory laws);

•

obtain as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) all waiting period expirations or terminations, approvals, consents, clearances, registrations, permits and authorizations from any governmental entity or third party that are or may become necessary, proper or advisable to consummate the Merger;

•	obtain all necessary consents, approvals or waiver from third parties; and

•	defend lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Merger and the other Transactions

The parties have also agreed to use reasonable best efforts to:

•

file, as soon as practicable and advisable after the date of the Merger Agreement, all applications, notices, petitions and filings required or recommended to be filed by such party with any governmental entity with respect to the Merger and the other Transactions, and to submit as promptly as reasonably practicable any additional information requested by any such governmental entity, and, in furtherance of such obligations, each party is required to, in consultation and cooperation with the other:

•

prepare and file the pre-merger notification under the HSR Act as promptly as practicable but in no case later than fifteen (15) business days after execution of the Merger Agreement unless otherwise agreed by the parties (in compliance with this obligation, the parties filed the requisite notification on May 26, 2022 with the FTC and DOJ);

•

prepare and file all other notifications required under any applicable law with respect to any other regulatory laws as promptly as reasonably practicable after the execution of the Merger Agreement (in each case, unless another date is mutually agreed between the parties to the Merger Agreement), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with such governmental entities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material);

•

respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other governmental entity, including the FTC, DOJ, and SAMR in connection with the foregoing matters.

In connection with the foregoing obligations of the parties, each of Parent and the Company have agreed, subject to certain exceptions set forth in the Merger Agreement, to:

•

cooperate and coordinate with the other in the making of required regulatory filings (including by providing copies, or portions thereof, of all such documents to the non-filing parties prior to the filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry from any governmental entity under any applicable law with respect to any such filing;

•	supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such regulatory filings; and

•	supply within the time allowed, any additional or supplemental information that may be required or reasonably requested by any governmental entity, including the FTC, DOJ and SAMR.

In furtherance of Parent’s obligations to use reasonable best efforts to obtain the required regulatory approvals, Parent and its affiliates may be required to undertake behavior or conduct remedies with respect to the Company or its subsidiaries, in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing the Closing, in order for the parties to the Merger Agreement to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date (as the same may be extended). However, Parent and its affiliates will not be required to propose, negotiate, commit to or effect, execute or carry out agreements, enter into consent decrees or submit to orders providing for, whether by consent decree, national security agreement, letter of assurance, hold separate orders, or otherwise to (i) sell, divest, lease, license, transfer, dispose of, hold separate (through establishment of a trust or otherwise) or otherwise encumber, limit or impair or take any other action with respect to Parent’s or any of its affiliates’ or the Company’s or and of its subsidiary’s ability to own or operate any assets or categories of assets, properties, businesses or product lines of Parent or any of its affiliates or the Company or any of its subsidiaries, even if required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding; (ii) undertake any behavior or conduct remedy that would be material to Parent and its subsidiaries (assuming consummation of the Transactions), taken as a whole; or (iii) take any action or make any omission that would violate applicable law.

Parent and Merger Sub have also agreed not to directly or indirectly acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any manner), any person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any governmental entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any governmental entity seeking an order prohibiting the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise, or (iv) prevent the consummation of the Transactions by the Outside Date. However, Parent or any of its affiliates will not be restricted from engaging in acquisitions, mergers or consolidations involving any target company, business or product line with annual revenue in the People’s Republic of China equal to or less than thirty million dollars ($30,000,000).

Employee Benefits

As described in further detail in the Merger Agreement, Parent has agreed that for the period commencing at the Effective Time and ending 12 months following the Effective Time (such period, the “Transition Period”), Parent will, or will cause the Surviving Company or its applicable subsidiary to, provide each employee of the Company or its subsidiaries (each a “Continuing Employee”) who continues to be employed by Parent, the Surviving Company or any subsidiary of Parent with:

•

a total annual compensation opportunity (including in the aggregate a rate of base salary or wages, and an annual target cash incentive opportunity) that is, in the aggregate, no less favorable than the total annual cash compensation opportunity (including in the aggregate a rate of base salary or wages, annual target bonus opportunity and annual target long-term incentive award opportunity, but excluding equity-based compensation) provided to such Continuing Employee immediately prior to the Effective Date;

•	the opportunity to participate in Parent’s long-term equity incentive programs to the extent that similarly situated employees of Parent and its subsidiaries participate in such programs; and

•

other compensation and employee benefits (excluding any applicable long-term incentive awards, severance, pension benefits, post-employment welfare benefits) that are no less favorable, in the aggregate, than the other compensation and benefits provided to Continuing Employees immediately prior to the Effective Time.

In addition, Parent will honor the severance protections that are set forth as part of the merger agreement.

Parent will use commercially reasonable efforts to credit any service with the Company or any of its subsidiaries and the predecessor of any of them as service period with Parent or any of its subsidiaries (including the Surviving Company), for purposes of determining eligibility to participate, vesting and entitlement to (or level of) benefits (but not for accrual of or entitlement to equity awards granted at or after the Closing, pension benefits or post-employment welfare benefits, with respect to any plan that is frozen or closed to new entrants or to the extent that treatment would result in a duplication of benefits) with respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its subsidiaries (including the Surviving Company) following the Closing and in which any of the Continuing Employees participate (each a “Parent Plan”).

Additionally, Parent will use commercially reasonable efforts to (and will cause its subsidiaries, including the Surviving Company to use commercially reasonable efforts to) (1) waive any preexisting condition limitations otherwise applicable to such Continuing Employee and his or her eligible dependents under any Parent Plan that provides health benefits in which such Continuing Employee is eligible to participate following the Effective Time (other than any limitations that were in effect with respect to such Continuing Employee and his or her eligible dependents immediately prior to the Effective Time under the corresponding Company benefit plan), (2) honor any deductible, co-payment and out-of-pocket maximums incurred by such Continuing Employee and his or her eligible dependents under the health plans in which they participated immediately prior to transitioning into a Parent Plan during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under any Parent Plan that is a group health plan, and (3) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company benefit plan prior to the Effective Time.

The Merger Agreement provides that if at least ten (10) business days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate the 401(k) plan(s) of the Company and its subsidiaries, then the Company must terminate (and/or cause its applicable subsidiaries to terminate) any and all 401(k) plans effective as of the day immediately prior to the day on which the Effective Time occurs. In addition, in the event that Parent obligates the Company to terminate its (and its subsidiaries’) 401(k) plan(s), the Merger Agreement requires Parent to permit all Continuing Employees who were eligible to participate in such 401(k) plan(s) as of immediately prior to the 401(k) termination date to participate in a 401(k) plan of Parent and to permit each such Continuing Employee to rollover account distributions into Parent’s 401(k) plan.

The Merger Agreement does not confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, or interfere with or restrict in any way the rights of Parent and the Surviving Company to discharge or terminate the services of any Continuing Employee at any time for any reason, with or without cause, subject to the terms of applicable law, or from amending or terminating any Company benefit plan in accordance with its terms.

Directors’ and Officers’ Indemnification and Insurance

From and after the Effective time, Parent will cause the Surviving Company to, and the Surviving Company will be required to, indemnify, defend and hold harmless, and advance expenses as incurred, to the fullest extent permitted under (i) applicable law, (ii) the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of the Merger Agreement and (iii) any contract of the Company or its subsidiaries in effect as of the date of the Merger Agreement and made available to Parent, each present and former director and officer of the Company and its subsidiaries and each of their respective employees who serves as a fiduciary of an employee benefit plan (in each case, when acting in such capacity) against liabilities and expenses arising out of or pertaining to matters existing or occurring at or prior to the Effective Time.

For a period of no less than six (6) years from the Effective Time, Parent will also cause the Surviving Company to, and the Surviving Company will be required to maintain in effect all exculpation, indemnification and advancement of expenses provisions in favor of the current and former directors or officers of the Company or any of its subsidiaries and each of their respective employees who serve as a fiduciary of an employee benefit plan in effect as of the date of the Merger Agreement contained in (i) the memorandum and articles of association or the equivalent organizational documents of the Company or any of its subsidiaries or (ii) any contract of the Company or its subsidiaries with any of their respective directors, officers or employees in effect as of the date of the Merger Agreement and made available to Parent. Parent may not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who, immediately before the Effective Time, were current or former directors, officers or employees of the Company or its subsidiaries.

The Merger Agreement also provides that for six (6) years from and after the Effective Time, Parent will cause the Surviving Company to, and the Surviving Company must, maintain for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Closing Date, D&O Insurance that is substantially equivalent to and, in any event, not less favorable in the aggregate than the Company’s existing policy or, if such coverage is unavailable, the best available coverage, provided that Parent and the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of the Base Amount, but in such case shall obtain a policy with greatest coverage available for a cost equal to the Base Amount. These obligations will be deemed satisfied if the Company elects, in its sole discretion, to obtain prepaid policies prior to the Effective Time that provide the directors and officers of the Company with such coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, provided that the Company does not commit or spend more than the Base Amount on such “tail” policy.

Coordination on Litigation

The Company has agreed to give Parent reasonable opportunity (at Parent’s sole cost and expense) to participate in the defense or settlement of any shareholder proceeding or written threat of a proceeding against the Company and/or its directors and officers relating to the Merger Agreement and/or the Transactions, including the Merger. The Company is required to promptly notify Parent of any such proceeding or written threat of proceeding and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company may not agree to or make any proposal with respect to any settlement of any such proceeding or any threat of such a proceeding without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include a full release of Parent and its affiliates (including the Surviving Company and its subsidiaries) with respect to all liabilities, causes of action and claims arising out of, or related to, the claims asserted in such proceeding or threat of proceeding or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates (including the Surviving Company and its subsidiaries).

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•	the preparation and filing of this proxy statement/prospectus and the preparation of the proxy statement/prospectus;

•	confidentiality and access to the Company’s information;

•	certain notice obligations of the parties;

•	coordination between Parent and the Company regarding public announcements with respect to the Transactions;

•	Parent’s guarantee of Merger Sub’s performance of its obligations under the Merger Agreement and other restrictions regarding Merger Sub’s activities;

•	the parties’ use of reasonable best efforts to ensure that no state anti-takeover laws become applicable to the Transactions and certain related actions;

•	the delisting of ADSs and deregistration of Company Shares and ADSs;

•	obligations of the Company and Parent in connection with Parent’s financing of the Transactions;

•	Parent’s obligation to pay transfer taxes incurred in connection with the Merger;

•	the Company’s delivery of interim financial statements;

•

Parent’s use of reasonable best efforts to cause the Parent Shares to be issued in connection with the Merger Consideration and approved for listing on Nasdaq, subject to official notice of issuance; and

•	the payment of fees and expenses by the party incurring such fees and expenses.

Conditions to the Consummation of the Merger

Conditions to Obligations of Each Party Under the Merger Agreement. The respective obligations of each party to consummate the Merger is subject to the satisfaction (or waiver, if permissible under law) or prior to the Effective Time of the following conditions:

•	the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions shall have been obtained;

•	the Parent Shares to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance;

•

the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shall have been declared effective by the SEC and no stop order suspending such effectiveness shall have been issued by the SEC and no proceedings for that purpose shall have been initiated;

•

the consummation of the Merger shall not be restrained, enjoined or prohibited by any order of a court of competent jurisdiction or any other governmental entity that is continuing and remains in effect (other than any such order issued pursuant to or to enforce a regulatory law, which order is not material to Parent or its subsidiaries (assuming consummation of the Transactions), taken as a whole);

•

no applicable law shall be effective that prohibits the consummation of the Merger (other than any regulatory law that is not material to Parent and its subsidiaries (assuming consummation of the Transactions), taken as a whole); and

•

any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated and all waivers, consents, clearances, approvals and authorizations under the regulatory laws set forth in the Company’s disclosure schedule delivered to Parent concurrently with execution of the Merger Agreement shall have been obtained and shall remain in full force and effect.

Conditions to Obligations of the Company Under the Merger Agreement. In addition, the obligations of the Company to effect the Merger is subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

•	subject to specific qualifications and exceptions, each representation and warranty of Parent and Merger Sub shall be true and correct at and as of the Closing Date as if made on the Closing Date;

•

Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by Parent and Merger Sub under the Merger Agreement at or prior to the Closing Date; and

•

Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions contained in the preceding two bullets have been satisfied.

Conditions to the Obligations of Parent and Merger Sub Under the Merger Agreement. In addition, the obligations of each of Parent and Merger Sub to effect the Merger are subject to the fulfillment (or waiver by Parent or Merger Sub) at or prior to the Effective Time of the following conditions:

•	subject to specific qualifications and exceptions, each representation and warranty of the Company shall be true and correct at and as of the Closing Date as if made on the Closing Date;

•

the Company shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under the Agreement at or prior to the Closing Date;

•	no Company material adverse effect (see “The Merger Agreement — Definition of ‘Material Adverse Effect’”) shall have occurred since the date of the Merger Agreement and be continuing; and

•

the Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying that the conditions contained in the preceding three bullets have been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, in each of the following circumstances:

•	by mutual written consent of Parent and the Company, by action of the Parent Board and the Company Board, at any time prior to the Effective Time;

•	by either Parent or the Company if:

•	the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions is not obtained at the extraordinary general meeting or any adjournment thereof;

•

(i) any court of competent jurisdiction or other government entity of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting consummation of the Merger, and such order or other action has become final and non-appealable (other than any such order issued pursuant to or to enforce a regulatory law, which is not material to Parent and its subsidiaries (assuming consummation of the Transactions), taken as a whole), or (ii) any government entity adopts or causes to be effective a law prohibiting the consummation of the Merger (other than any regulatory law that is not material to Parent and its subsidiaries (assuming consummation of the Transactions), taken as a whole), except that a party may not terminate the Merger Agreement for in the case of clauses (i) or (ii) if the failure of that party to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in the issuance of such order or other action; or

•

the Effective Time has not occurred on or before February 6, 2023 (the “Outside Date”), provided that (i) if on the Outside Date, all of the conditions to Closing, other than certain exceptions related to regulatory matters contained in the Merger Agreement, have been satisfied or waived, the Outside Date will automatically be extended until May 5, 2023, (ii) if on the Outside Date as so extended pursuant to the preceding clause, all of the conditions to Closing, other than certain exceptions related to regulatory matters contained in the Merger Agreement, have been satisfied or waived, the Outside Date will automatically be extended until August 7, 2023, (iii) the Outside Date (including any extension thereof pursuant to the preceding two clauses) may be extended for certain other reasons described in the Merger Agreement and, in any case, (iv) a party may not terminate the Merger Agreement by reason of the Outside Date if its material breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has principally caused, or resulted in, the Effective Time not occurring prior to the Outside Date.

•	by Parent if:

•

prior to the receipt of the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, the Company Board effects a Company Change of Recommendation or the Company willfully and materially breaches its no solicitation obligations described in the section titled “The Merger Agreement — No Solicitation of Competing Proposals”; or

•

(i) the Company has breached any of its representations, warranties, or covenants contained in the Merger Agreement, which would result in a failure of certain conditions to the obligations of Parent and Merger Sub to effect the Merger related to the accuracy of the representations and warranties of the Company or the Company’s performance of its agreements and covenants in the Merger Agreement in all material respects, (ii) Parent has delivered to the Company written notice of such breach and (iii) such breach is either incapable of being cured by the Outside Date, as may be extended, or at least thirty (30) days have elapsed since the date of delivery of such written notice to the Company and such breach was not cured in all material respects; provided that Parent will be unable to terminate the Merger Agreement for this reason if there has been any material breach by Parent or Merger Sub of its material representations, warranties or covenants contained in the Merger Agreement, and such breach has not been cured in all material respects.

•	by the Company if:

•

prior to the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, the Company Board determines to accept a Superior Proposal, but only if the Company has complied in all material respects with its no solicitation obligations as are described in the section titled “The Merger Agreement — No Solicitation of Competing Proposals” with respect to such Superior Proposal, except that the Company shall prior to or concurrently with such termination pay the Company termination fee to or for the account of Parent pursuant to the Merger Agreement; or

•

(i) Parent or Merger Sub has breached any of its representations, warranties, or covenants contained in the Merger Agreement, which would result in a failure of certain conditions to the obligations of the Company to effect the Merger related to the accuracy of the representations and warranties of Parent and Merger Sub or Parent’s and Merger Sub’s performance of their agreements and covenants in the Merger Agreement in all material respects, (ii) the Company has delivered to Parent written notice of such breach and (iii) such breach is either incapable of being cured by the Outside Date, as it may be extended, or at least thirty (30) days have elapsed since the date of delivery of such written notice to Parent and such breach was not cured in all material respects; provided that the Company will be unable to terminate the Merger Agreement for this reason if there has been any material breach of the Company’s material representations, warranties or covenants contained in the Merger Agreement, and such breach has not been cured in all material respects.

If the Merger Agreement is validly terminated, written notice thereof shall be given to the other party or parties, specifying the provisions of the Merger Agreement pursuant to which such termination is made and the basis thereof described in reasonable detail, and the obligations of the parties will terminate and there will be no liability on the part of any party with respect thereto, except for certain designated provisions in the Merger Agreement, including, among other provisions, those regarding termination fees, which will survive termination; provided, however, subject to the termination fee provisions of the Merger Agreement, nothing contained in the Merger Agreement will relieve any party from liability for damages incurred or suffered as a result of its fraud or willful and material breach of any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement occurring prior to such termination, in which case the aggrieved party will be entitled to all rights and remedies available at law or equity.

Termination Fees

Termination Fee Payable by the Company

Under the Merger Agreement, the Company will be required to pay Parent a termination fee equal to $132 million if:

•	the Merger Agreement is terminated by the Company in connection with the Company Board’s acceptance of a Superior Proposal;

•

the Merger Agreement is terminated by Parent in connection with a Company Change of Recommendation or the Company’s willful and material breach of its no solicitation obligations with respect to Competing Proposals; or

•

if the Merger Agreement is (i)(a) terminated by Parent or the Company in connection with a failure to obtained the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions or the Effective Time having not occurred by the Outside Date, as it may be extended, or (b) by Parent in connection with a breach of the Company’s representations, warranties or covenants in the Merger Agreement, (ii) after the date of the Merger Agreement and prior to the extraordinary general meeting, a bona fide Competing Proposal was received by the Company or was publicly announced and not withdrawn prior to the date the Merger Agreement was terminated and (iii) within twelve (12) months after the date of such termination the Company enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Competing Proposal.

Termination Fee Payable by Parent

Parent will be required to pay the Company a termination fee equal to $160 million if the Merger Agreement (i) is terminated by Parent or the Company in connection with (a) a court or other government entity of competent jurisdiction having issued a final and non-appealable material order pursuant to a regulatory law, adopted or caused to be effective any material regulatory law or taken any other final and non- appealable material action pursuant to a regulatory law, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or (b) the Effective Time having not occurred by the Outside Date, as it may be extended, and, in each case, (ii) at the time of such termination, (a) all of the conditions to Closing, other than certain exceptions related to regulatory matters contained in the Merger Agreement, have been satisfied or are capable of being satisfied at or prior to Closing or have been waived, and (b) the Company is not in material breach of any representation, warranty, covenant or other agreement set forth in the Merger Agreement where such breach is the primary cause of the failure of any condition to the Merger Agreement being satisfied.

Exclusive Remedy

The parties have agreed that, except in cases of fraud or willful and material breach, the receipt of a termination fee will be the receiving party’s sole and exclusive remedy against the other party or parties, as applicable, to the Merger Agreement and certain related persons of such party or parties for all damages suffered as a result of the failure of the Merger or the other Transactions to be consummated and for any breach or failure to perform under the Merger Agreement. While the parties may pursue both a grant of specific performance (as is described below under the caption “The Merger Agreement — Specific Performance”) and the payment of a termination fee simultaneously, no party will be entitled to receive both remedies.

Specific Performance

The parties have agreed that if any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, the parties:

•

shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specific performance of the terms thereof, in addition to any other remedy to which they are entitled at law or in equity;

•	waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief; and

•	will waive, in any action for specific performance, the defense of adequacy of a remedy at law.

The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of the Merger Agreement involving fraud or a willful and material breach.

Third-Party Beneficiaries

The Merger Agreement is not intended to and does not confer upon any person other than the parties to the Merger Agreement and their respective successors and permitted assigns, any legal or equitable rights or remedies, except:

•

the rights of Parent’s financing sources with respect to (i) the Company’s inability, except in certain circumstances, to pursue other remedies upon its receipt of a termination fee paid by Parent as described in the section titled “The Merger Agreement — Termination Fees — Exclusive Remedy”, (ii) amendments to the Merger Agreement as described in the section titled “The Merger Agreement — Amendments”, (iii) the choice of law and the choice of forum in legal actions or proceedings against the financing sources related to the Merger Agreement or the debt financing, (iv) waiver of jury trials and (v) the limitations of liability with respect to Parent’s financing sources; and

•	the rights of certain indemnified persons to enforce the obligations described under “The Merger Agreement — Directors’ and Officers’ Indemnification and Insurance.”

Governing Law

The Merger Agreement and all claims, disputes, controversies and causes of action (whether at law, in contract, in tort or otherwise) arising in connection with, out of or in any way relating to the Merger Agreement will be governed by, and construed in accordance with, the laws of the Cayman Islands; provided, however, that provisions related to the definition or occurrence of a material adverse effect (as is described in the caption “The Merger Agreement — Definition of “Material Adverse Effect””) will be governed by, and construed in accordance with, the laws of the state of Delaware. The parties have agreed that all such matters will be submitted to binding arbitration administered by the Singapore International Arbitration Centre and resolved (with certain exceptions) in accordance with its rules, other than those matters relating to the rights provided by the CICA with respect to Dissenting Shares, for which the parties agreed to submit to the nonexclusive jurisdiction of the courts of the Cayman Islands.

Notwithstanding the foregoing, any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against Parent’s financing sources relating to the Merger Agreement or the debt financing or any of the transactions contemplated hereby or thereby, will be governed by, and construed in accordance with, the laws of the state of New York. The parties further agreed to not bring or support any legal action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise against Parent’s financing sources and certain related parties that relate to the Merger Agreements and the Transactions in any forum other than the Supreme Court of the State of New York, County of New York or, if applicable jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Amendments

The Merger Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the requisite Company shareholder approval of the Merger Agreement, the Merger and the consummation of the Transactions, no amendment may be made which, by law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company shareholders without such approval. No amendment may be made except by an instrument in writing signed by the parties of the Merger Agreement. Notwithstanding anything to the contrary, no provision in the Merger Agreement to which Parent’s financing sources are third-party beneficiaries (as described under the caption “The Merger Agreement — Third-Party Beneficiaries”), nor any provision (including any defined term therein) of the Merger Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the provisions to which Parent’s financing sources are third-party beneficiaries, may be amended, supplemented, waived or otherwise modified in a manner materially adverse to the financing sources without the prior written consent of the financing sources.

UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION

On May 5, 2022, MaxLinear, Merger Sub and Silicon Motion entered into the Merger Agreement under which, subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Silicon Motion and Silicon Motion will continue as the Surviving Company and a wholly-owned subsidiary of MaxLinear. See Note 1 for more information about the Merger. Certain capitalized terms used herein are defined elsewhere in this proxy statement/prospectus. Under the terms of the Merger Agreement, (a) each Company Share (other than Excluded Shares, Dissenting Shares and Company Shares represented by each ADS) issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive the Per Share Merger Consideration and (b) each ADS (other than ADSs representing any Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Company Shares represented by such ADS, will be cancelled in exchange for the right to receive the Per ADS Merger Consideration. Upon the Closing, the current MaxLinear stockholders will own approximately 86% of the combined company and the current Silicon Motion securityholders will own approximately 14% of the combined company. Based on the closing price of Parent Shares on May 4, 2022, the implied value of the Merger Consideration for Silicon Motion is $4.3 billion.

MaxLinear may fund up to $3.5 billion of cash portion of the Merger Consideration with cash on hand and fully committed debt financing from Wells Fargo (the “merger financing”). The Merger is not subject to any financing conditions but is pending satisfaction of customary closing conditions, including Silicon Motion shareholder approval and regulatory approvals in various jurisdictions.

The unaudited pro forma combined balance sheet as of March 31, 2022 combines the historical consolidated balance sheets of MaxLinear and Silicon Motion as of such date and depicts the adjustments reflecting the accounting for the Merger and merger financing (the “pro forma balance sheet transaction accounting adjustments”) giving effect to the Merger as if it had occurred on March 31, 2022. The unaudited pro forma combined statements of operations for the year ended December 31, 2021 and for the three months ended March 31, 2022 combine the historical consolidated statements of operations of MaxLinear and Silicon Motion for those periods and depict the effects of the pro forma balance sheet transaction accounting adjustments assuming those adjustments were made as of January 1, 2021. The historical consolidated financial information has been adjusted in the unaudited pro forma combined financial statements to give effect to pro forma events that are directly attributable to the Merger under acquisition accounting and do not include any management expectations of future synergies from the Merger.

The unaudited pro forma combined financial information should be read in conjunction with (i) the accompanying notes to the unaudited pro forma combined financial information; (ii) MaxLinear’s Annual Report on Form 10-K for the year ended December 31, 2021; (iii) Silicon Motion’s Annual Report on Form 20-F for the year ended December 31, 2021; (iv) MaxLinear’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2022; (v) Silicon Motion’s Report on Form 6-K filed on May 5, 2022 reporting its quarterly financial results for the quarter ended March 31, 2022; and (vi) additional information contained in, or incorporated by reference into, this proxy statement/prospectus. Items (ii) through (v) above are incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma combined consolidated balance sheet has been prepared using the acquisition method of accounting. The estimated fair values of the acquired assets and assumed liabilities as of the date of acquisition, which are based on estimates and assumptions of MaxLinear, the Merger Consideration and the entries to record the direct transaction costs incurred are reflected therein. As explained in more detail in the accompanying notes to the unaudited pro forma combined financial statements, the total purchase price of approximately $4.3 billion to acquire Silicon Motion has been allocated to the assets acquired and assumed liabilities of Silicon Motion based upon preliminary estimated fair values as announced in the press release dated May 5, 2022, as if the Merger had occurred on March 31, 2022. Management prepared the purchase price allocation with the assistance of a third party valuation expert to calculate the fair value of certain acquired assets. The fair value allocation consists of preliminary estimates and analyses and is subject to change upon closing, including appraisals and other valuation analyses, which are expected to be completed within one year from the Closing Date. Although the final determination may result in asset and liability fair values that are different than the preliminary estimates of these amounts included herein, it is not expected that those differences will be material to an understanding of the impact of this transaction on the consolidated financial position and results of operations of MaxLinear.

The unaudited pro forma combined financial statements have been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. Since the unaudited pro forma combined financial information have been prepared based on preliminary estimates, the final amounts recorded at the date of the merger may differ materially from the information presented. These estimates are subject to change pending further review of the assets acquired and liabilities assumed. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company.

MaxLinear

Unaudited Pro Forma Combined Statement of Operations

For the Three Months Ended March 31, 2022

(in thousands, except per share data)

	Historical		Pro Forma		Pro Forma
	MaxLinear	Silicon Motion	Adjustments		Combined
Net revenue	$263,927	$241,978			$505,905
Cost of net revenue	109,337	115,871	56,119	A, G	281,327

Gross profit	154,590	126,107			224,578
Operating expenses
Research and development	65,886	45,623	163	G	111,672
Selling, general and administrative	40,577	14,122	9,277	A, G	63,976

Total operating expenses	106,463	59,745			175,648

Income from operations	48,127	66,362			48,930
Interest income	31	260			291
Interest expense	(2,349)	—	(50,285)	B	(52,634)
Other income (expense), net	(770)	166	954	C	350

Total interest and other income (expense), net	(3,088)	426			(51,993)

Loss before income taxes	45,039	66,788			(3,063)
Provision (benefit) for income taxes	11,453	12,286	(23,454)	D	285

Net income (loss)	$33,586	$54,502			$(3,348)

Net income (loss) per share:
Basic	$0.44	$0.40			$(0.04)

Diluted	$0.42	$0.40			$(0.04)

Shares used to compute net income (loss) per share:
Basic	77,192	135,227			91,087	E

Diluted	80,641	136,040			91,087	E

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of these statements. Certain reclassifications have been made to the historical Silicon Motion financial information, as explained in Note 3 — Historical Silicon Motion. The pro forma adjustments are explained in Note 6 — Adjustments to Unaudited Pro Forma Combined Statements of Operations.

MaxLinear

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2021

(in thousands, except per share data)

	Historical		Pro Forma		Pro Forma
	MaxLinear	Silicon Motion	Adjustments		Combined
Net revenue	$892,398	$922,100			$1,814,498
Cost of net revenue	396,566	461,305	224,640	A, G	1,082,511

Gross profit	495,832	460,795			731,987
Operating expenses
Research and development	278,440	164,291	3,480	G	446,211
Selling, general and administrative	149,943	50,635	143,408	A, F, G	343,986
Restructuring charges	2,204	—			2,204

Total operating expenses	430,587	214,926			792,401

Income from operations	65,245	245,869			(60,414)
Interest income	78	1,279			1,357
Interest expense	(12,996)	—	(202,820)	B	(215,816)
Loss on extinguishment of debt	(5,221)	—	(999)	B	(6,220)
Other income (expense), net	764	116	13,549	C	14,429

Total interest and other income (expense), net	(17,375)	1,395			(206,250)

Income (loss) before income taxes	47,870	247,264			(266,664)
Provision (benefit) for income taxes	5,901	47,262	(111,571)	D	(58,408)

Net income (loss)	$41,969	$200,002			$(208,256)

Net income (loss) per share:
Basic	$0.55	$1.43			$(2.32)

Diluted	$0.53	$1.43			$(2.32)

Shares used to compute net income (loss) per share:
Basic	76,037	139,405			89,932	E

Diluted	79,679	139,968			89,932	E

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of these statements. Certain reclassifications have been made to the historical Silicon Motion financial information, as explained in Note 3 — Historical Silicon Motion. The pro forma adjustments are explained in Note 6 — Adjustments to Unaudited Pro Forma Combined Statements of Operations.

MaxLinear

Unaudited Pro Forma Combined Balance Sheet

March 31, 2022

	Historical		Pro Forma		Pro Forma
	MaxLinear	Silicon Motion	Adjustments		Combined
Assets
Current Assets:
Cash and cash equivalents	$151,111	$226,396	$(377,507)	A, K, N	$—
Short-term restricted cash	105	6			111
Short-term investments	19,051	—	(19,051)	B	—
Accounts receivable, net	125,693	208,413			334,106
Inventory	139,041	218,763			357,804
Prepaid expenses and other current assets	19,575	86,341			105,916

Total current assets	454,576	739,919			797,937
Long-term restricted cash	1,037	—			1,037
Long-term investments	—	8,550			8,550
Property and equipment, net	60,022	131,317			191,339
Leased right-of-use assets	32,919	5,274			38,193
Intangible assets, net	140,153	—	2,304,500	C	2,444,653
Goodwill	306,713	—	1,845,714	D	2,152,427
Deferred tax assets	82,326	4,165	(4,165)	M	82,326
Other long-term assets	21,381	8,257			29,638

Total assets	$1,099,127	$897,482			$5,746,100

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$60,214	$81,028	348,591	N	$489,833
Accrued price protection liability	68,349	—			68,349
Accrued expenses and other current liabilities	75,553	134,019			209,572
Accrued compensation	30,679	32,499	16,075	L	79,253
Debt, current portion	—	—	16,644	E	16,644

Total current liabilities	234,795	247,546			863,651
Long-term lease liabilities	30,208	2,662			32,870
Long-term debt	286,298	—	2,869,258	E	3,155,556
Other long-term liabilities	19,980	28,548	453,520	M	502,048

Total liabilities	$571,281	$278,756			$4,554,125

Commitments and contingencies
Stockholders’ equity:
Common stock	8	1,378	(1,377)	F	9
Additional paid-in capital	663,622	294,040	455,088	G	1,412,750
Accumulated other comprehensive income	1,050	(596)	596	H	1,050
Retained earnings (accumulated deficit)	(136,834)	402,164	(487,164)	I, K	(221,834)
Treasury stock	—	(78,260)	78,260	J	—

Total stockholders’ equity	527,846	618,726			1,191,975

Total liabilities and stockholders’ equity	$1,099,127	$897,482			$5,746,100

See the accompanying notes to the unaudited pro forma combined financial statements, which are an integral part of these statements. Certain reclassifications have been made to the historical Silicon Motion financial information, as explained in Note 3 — Historical Silicon Motion. The pro forma adjustments are explained in Note 7 — Adjustments to Unaudited Pro Forma Combined Balance Sheet.

NOTES TO THE UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION

1. Description of Transaction

Silicon Motion Acquisition

On May 5, 2022, MaxLinear entered into the Merger Agreement with Silicon Motion, pursuant to which MaxLinear agreed to acquire all of Silicon Motion’s outstanding equity interests. Under the terms of the Merger Agreement, upon consummation of the Merger, (a) each Company Share (other than Excluded Shares, Dissenting Shares and Company Shares represented by each ADS) issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive the Per Share Merger Consideration and (b) each ADS (other than ADSs representing any Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Company Shares represented by such ADS, will be cancelled in exchange for the right to receive the Per ADS Merger Consideration, with an aggregate value equal to approximately $4.3 billion in the aggregate, subject to certain adjustments specified in the Merger Agreement. Up to approximately $3.5 billion of the Merger Consideration payable to Silicon Motion securityholders will be payable in cash. Approximately $744.8 million of the Merger Consideration will be comprised of a number of Parent Shares determined based on the exchange ratio of 0.388 Parent Shares for each ADS and the exchange ratio of 0.097 Parent Shares for each Company Share. After applying certain adjustments specified in the Merger Agreement, on a pro forma basis as of May 4, 2022, the Merger Consideration is approximately $4.3 billion, consisting of approximately $3.5 billion in cash and approximately 13.9 million Parent Shares (valued for purposes of these unaudited pro forma financial statements at $744.8 million based on the closing price of Parent Shares on May 4, 2022 of $53.61). MaxLinear will also assume certain Company RSU Awards for which $4.3 million is recognized as Merger Consideration for the purposes of these unaudited pro forma financial statements. The Merger is structured such that Merger Sub will merge with and into Silicon Motion and Silicon Motion will continue as the Surviving Company and a wholly-owned subsidiary of MaxLinear.

2. Basis of Presentation

The unaudited pro forma combined financial statements were prepared in accordance with SEC Regulation S-X Article 11 and are based on the historical financial statements of MaxLinear and Silicon Motion, adjusted using the acquisition method of accounting. MaxLinear is not currently aware of any significant accounting policy differences between MaxLinear and Silicon Motion, but as further information becomes available such policy differences may be identified and could result in significant differences from the unaudited pro forma combined financial statements.

The acquisition method of accounting requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Financial statements of MaxLinear issued after completion of the Merger will reflect such fair values, measured as of the acquisition date, which may be different than the estimated fair values included in these unaudited pro forma combined financial statements. In addition, the Merger Consideration transferred is measured at the Closing Date at the then-current fair value, which will likely result in Merger Consideration transferred that is different from the amount assumed in these unaudited pro forma combined financial information.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers unrelated to MaxLinear in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, MaxLinear may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect MaxLinear’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Acquisition-related transaction costs (such as advisory, legal, valuation, other professional fees) are not included as a component of the Merger Consideration transferred. Such costs are expensed as a pro forma adjustment to the unaudited pro forma combined statements of operations. MaxLinear and Silicon Motion expect to incur total acquisition-related transaction costs of approximately $85.0 million.

3. Historical Silicon Motion

Financial information of Silicon Motion in the “Historical Silicon Motion” column in the unaudited pro forma combined balance sheet represents the historical consolidated balance sheet of Silicon Motion as of March 31, 2022. Financial information presented in the “Historical Silicon Motion” column in the unaudited pro forma combined statement of operations represents the historical consolidated statement of operations of Silicon Motion for the year ended December 31, 2021, and for the three months ended March 31, 2022. Such financial information has been reclassified or classified to conform to the historical presentation in MaxLinear’s consolidated financial statements as set forth below (in thousands). Unless otherwise indicated, defined line items included in the footnotes have the meanings given to them in the historical financial statements of Silicon Motion.

Reclassification and classification of the unaudited combined pro forma balance sheet as of March 31, 2022

	Before Classification	Reclassification		After Reclassification
Prepaid expenses and other current assets	$37,847	$ 48,494	(i)(ii)	$86,341
Short-term restricted cash	$—	$ 6	(i)	$6
Refundable deposits – current	$48,500	$ (48,500)	(ii)	$—
Other assets	$17,696	$ (17,696)	(iii)(iv)(v)	$—
Leased right-of-use assets	$—	$ 5,274	(iii)	$5,274
Deferred tax assets	$—	$ 4,165	(iv)	$4,165
Other long-term assets	$—	$ 8,257	(v)	$8,257
Accrued expenses and other current liabilities	$110,961	$ 23,058	(vi)(vii)	$134,019
Accrued compensation	$—	$ 32,499	(vi)	$32,499
Income tax payable	$55,557	$ (55,557)	(vii)	$—
Other (long-term) liabilities	$31,210	$ (2,662)	(viii)	$28,548
Long-term lease liabilities	$—	$ 2,662	(viii)	$2,662
Shareholders’ equity	$618,726	$ —	(ix)(x)(xi)(xii)	$618,726
Common stock	$—	$ 1,378	(ix)	$1,378
Additional paid-in capital	$—	$294,040	(x)	$294,040
Accumulated other comprehensive income (loss)	$—	$(596)	(xi)	$(596)
Retained earnings (accumulated deficit)	$—	$402,164	(xii)	$402,164
Treasury stock	$—	$ (78,260)	(xiii)	$(78,260)

(i)	Represents the reclassification to “Short-term restricted cash” from the “Prepaid expenses and other current assets” line item in the table set forth above.
(ii)	Represents the reclassification to “Prepaid expenses and other current assets” of $48.5 million from the “Refundable deposits — current” line item in the table set forth above.
(iii)	Represents the reclassification to “Leased right-of-use assets” of $5.3 million from the “Other assets” line item in the table set forth above.
(iv)	Represents the reclassification to “Deferred tax assets” of $4.2 million from the “Other assets” line item in the table set forth above.
(v)	Represents the reclassification to “Other long-term assets” of $8.3 million from the “Other assets” line item in the table set forth above.

(vi)	Represents the reclassification to “Accrued compensation” of $32.5 million from the “Accrued expenses and other current liabilities” line item in the table set forth above.
(vii)	Represents the reclassification to “Accrued expenses and other current liabilities” of $55.6 million from the “Income tax payable” line item in the table set forth above.
(viii)	Represents the reclassification to “Long-term lease liabilities” of $2.7 million from the “Other (long-term) liabilities” line item in the table set forth above.
(ix)	Represents the reclassification to “Common stock” of $1.4 million from the “Shareholders’ equity” line item in the table set forth above.
(x)	Represents the reclassification to “Additional paid-in capital” of $294.0 million from the “Shareholders’ equity” line item in the table set forth above.
(xi)	Represents the reclassification to “Accumulated other comprehensive income (loss)” of $0.6 million from the “Shareholders’ equity” line item in the table set forth above.
(xii)	Represents the reclassification to “Retained earnings (accumulated deficit)” of $402.2 million from the “Shareholders’ equity” line item in the table set forth above.
(xiii)	Represents the reclassification to “Treasury stock” of $78.3 million from the “Shareholders’ equity” line item in the table set forth above.

Reclassification and classification of the unaudited combined pro forma statement of operations for the three months ended March 31, 2022

	Before Classification	Reclassification			After Reclassification
Selling, general and administrative	$—	$14,122	(i	)(ii)	$14,122
Sales and marketing	$7,602	(7,602)	(i	)	$—
General and administrative	$6,520	$(6,520)	(ii	)	$—

(i)	Represents the reclassification to “Selling, general and administrative” of $7.6 million related to “Sales and marketing” activities.
(ii)	Represents the reclassification to “Selling, general and administrative” of $6.5 million related to “General and administrative” activities.

Reclassification and classification of the unaudited combined pro forma statement of operations for the year ended December 31, 2021

	Before Classification	Reclassification			After Reclassification
Selling, general and administrative	$—	$50,635	(i	)(ii)	$50,635
Sales and marketing	$28,813	$(28,813)	(i	)	$—
General and administrative	$21,822	$(21,822)	(ii	)	$—

(i)	Represents the reclassification to “Selling, general and administrative” of $28.8 million related to “Sales and marketing” activities.
(ii)	Represents the reclassification to “Selling, general and administrative” of $21.8 million related to “General and administrative” activities.

4. Estimate of Merger Consideration Expected to be Transferred

The following table presents a preliminary estimate of Merger Consideration expected to be transferred to effect the Merger at Closing.

Estimated Merger Consideration Expected to be Transferred(1)
(In thousands)
Cash	$3,527,000
Fair value of Parent Shares to be issued	744,800
Fair value of Converted RSU Awards(2)	4,328

Estimated Merger Consideration	$4,276,128

(1)

The estimated Merger Consideration expected to be transferred reflected in these unaudited pro forma combined financial statements does not purport to represent what the actual Merger Consideration transferred will be when the Merger is completed. The Merger Consideration expected to be transferred includes cash of $3.5 billion, expected to be funded by cash on hand and fully committed debt financing from Wells Fargo, 13.9 million of Parent Shares valued at $744.8 million based on the closing price of Parent Shares on May 4, 2022 of $53.61, and Converted RSU Awards to Silicon Motion employees of $4.3 million.

(2)

MaxLinear is assuming certain Company RSU Awards as part of the Merger and has estimated the fair value of such Converted RSU Awards for the purpose of these proforma combined financial statements. The portion allocated to the estimated Merger Consideration represents the vested portion of the assumed Company RSU Awards. The fair value of the Converted RSU Awards issuable to Silicon Motion employees for the assumption of the Company RSU Awards was estimated by applying the closing price of Parent Shares on May 4, 2022 of $53.61 to the vested portion of the converted Company Shares underlying the Company RSU Awards, using the share conversion ratio as defined in the Merger Agreement equal to the sum of (I) 0.097, and (II) the quotient obtained by dividing (A) the Per Share Cash Merger Consideration by (B) the closing price of Parent Shares on May 4, 2022 of $53.61 to convert the assumed Company RSU Awards. The selected Parent Share price impacts both the fair value of the Converted RSU Awards calculated and the number of Parent Shares underlying the Converted RSU Awards and, ultimately, the Merger Consideration that will be recorded at the Effective Time.

5. Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by MaxLinear in the Merger, reconciled to the estimate of Merger Consideration expected to be transferred:

Book value of assets acquired as of March 31, 2022	$618,726
Adjustments:
Identifiable intangible assets	2,304,500
Remove MaxLinear’s existing investment in Silicon Motion	(19,051)
Retention and transaction bonuses	(16,075)
Deferred taxes	(457,686)
Goodwill	1,845,714

Net assets acquired	$4,276,128

The preliminary estimate of the assets to be acquired and liabilities assumed performed for the purposes of these unaudited pro forma combined financial information was primarily limited to the preliminary identification and valuation of intangible assets. Estimates of fair value require management to make significant estimates and assumptions which are preliminary and subject to change upon Closing, including appraisals and other valuation analyses, which are expected to be completed within one year from the Closing Date. Although final determination may result in different asset and liability fair values, it is not expected that such differences will be material to understanding the impact of the Merger on the financial results of MaxLinear. The goodwill recognized is attributable primarily to the acquired workforce, expected synergies, and other benefits that MaxLinear believes will result from combining the operations of Silicon Motion with the operations of MaxLinear.

The following is a discussion of the adjustments made to Silicon Motion’s assets and liabilities in connection with the preparation of these unaudited pro forma combined financial information:

Identifiable Intangible Assets

Identifiable intangible assets acquired include both finite-lived intangible assets and in-process research and development, or IPR&D. The fair value of intangible assets is based on MaxLinear management’s preliminary valuation, considering or relying in part upon a report of a third-party valuation expert to calculate the fair value of such assets. Estimated useful lives (where relevant for the purposes of these unaudited proforma condensed combined financial statements) are based on the time periods during which the intangibles are expected to result in substantial incremental cash flows. Such estimates are preliminary and subject to change.

For the purposes of these unaudited pro forma combined financial information, using currently available information, and certain other high-level assumptions, the fair value of the identifiable intangible assets and the related expected useful lives for the finite-lived intangible assets were estimated by MaxLinear management to be as follows:

	Fair value	Weighted average useful life
Developed technology	$1,575,200	7
In-process research and development	488,600	N/A
Customer relationships	220,000	5
Product backlog	20,700	0.75

	$2,304,500	5.27

These preliminary estimates of fair value and weighted-average useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying pro forma combined financial statements. Once MaxLinear has full access to the specifics of Silicon Motion’s intangible assets, additional insight will be gained that could impact: (1) the intangible assets identified; (2) the estimated total value assigned to intangible assets; and (3) the estimated weighted-average useful life of each category of intangible assets. The estimated intangible asset values and their useful lives could be impacted by a variety of factors that may become known to MaxLinear only upon access to additional information and/or changes in such factors that may occur prior to the Effective Time.

On the Closing Date, identifiable intangible assets are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of the unaudited pro forma combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. Based on internal assessments as well as discussions with Silicon Motion, MaxLinear identified the following significant intangible assets: developed technology, in-process research and development (“IPR&D”), customer relationships and product backlog. For purposes of these unaudited pro forma combined financial statements, the fair value of the technology-specific intangible assets has been determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on the present value of future economic benefits to be derived from ownership of the asset and include market participants’ expectations of the cash flows an asset would generate over its remaining useful life. Indications of value are developed by discounting future net cash flows to their present value at market-based rates of return. More specifically, the fair value of the developed technology and IPR&D were determined using the multi-period excess earnings method, or MPEEM. MPEEM is an income approach to fair value measurement attributable to a specific intangible asset being valued from the asset grouping’s overall cash-flow stream. MPEEM isolates the expected future discounted cash-flow stream to its net present value. The fair value of the customer relationship and product backlog incorporates the distributor method which uses relevant market data and assumes that the returns generated by these assets are comparable to the economic profits generated by a hypothetical intermediary, or distributor. The distributor method is appropriate to apply when it is determined that another intangible asset, such as in this case the developed technology, is determined to be the primary asset while the customer relationship and backlog are determined to be secondary assets.

Significant factors considered in the calculation of the developed technology and IPR&D intangible assets were the risks inherent in the development process, including the likelihood of achieving technological success and market acceptance. These assets were analyzed to determine the unique technological innovations, the existence and reliance on core technology, the existence of any alternative future use or current technological feasibility and the complexity, cost, and time to complete the remaining development. Future cash flows were estimated based on forecasted revenue and costs, taking into account the expected product life cycles, market penetration, and growth rates. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

Developed technology will begin amortization immediately. The fair value of in-process research and development is capitalized as of the acquisition date and is subsequently accounted for as an indefinite- lived intangible asset until completion or abandonment of the associated research and development efforts. Accordingly, during the development period after the Closing, these assets will not be amortized into earnings; instead, these assets will be subject to periodic impairment testing. IPR&D will begin amortization upon the completion of each project. If any of the projects are abandoned, MaxLinear will be required to record impairment of the related intangible asset.

Inventory and Property and Equipment

Silicon Motion’s inventory consists of raw materials, work in process, and finished goods and its property and equipment consists of land, buildings, building and leasehold improvements, machinery and equipment, furniture and fixtures and software. For purposes of these unaudited pro forma combined financial statements, no adjustment has been made to the fair value of inventory and property and equipment as MaxLinear has limited knowledge as to the specific details of the inventory and property and equipment in order to make adjustments to the value at this point in time. After the Closing, MaxLinear will perform a valuation of inventory on hand and property and equipment at that time and a resulting step-up in value will be applied to Silicon Motion. Such valuation could result in a material difference from the book value, since the quantity and amount of inventory on hand and property and equipment will likely materially change by the Closing.

Other Assets/Liabilities

Adjustments to Silicon Motion’s remaining assets and liabilities may also be necessary, however at this time MaxLinear has limited knowledge as to the specific details and nature of those assets and liabilities necessary in order to make adjustments to those values. However, since the majority of the remaining assets and liabilities are current assets and liabilities, MaxLinear believes that the March 31, 2022 Silicon Motion book values for these assets represent reasonable estimates of fair value or net realizable value, as applicable. MaxLinear does not anticipate that the actual adjustments for these current assets and liabilities on the Closing Date will be materially different.

Goodwill

Goodwill is calculated as the difference between the acquisition date fair value of the Merger Consideration expected to be transferred and the fair value of the assets acquired and liabilities assumed. Goodwill is not amortized but rather subject to an annual fair value impairment test.

6. Adjustments to Unaudited Pro Forma Combined Statements of Operations

(A) Intangible Amortization — To reflect amortization of acquired finite-lived intangible assets based on their preliminary estimated fair values and estimated average useful life. For the purposes of this proforma presentation, the developed technology, customer relationships and product backlog intangible assets are being amortized using the straight-line method over their estimated useful lives as described in Note 5. IPR&D intangible assets are indefinite-lived intangible assets until such assets are completed and placed into production, at which time the assets will be amortized over their estimated useful lives.

(B) Interest expense and loss on extinguishment of debt — To reflect loss on extinguishment of existing MaxLinear debt which is assumed to be extinguished as if the acquisition occurred on January 1, 2021, and reflect estimated interest expense on transaction debt, less the historical MaxLinear interest expense on existing debt. The loss on extinguishment relates to remaining unamortized debt discount and issuance costs. Estimated interest expense is based on forward rates for the applicable variable interest rate plus margin expected on debt. If actual future interest rates increase by 10% compared to our estimate, this would result in an increase in interest expense of approximately $21.6 million and $5.3 million for the year ended December 31, 2021 and three months ended March 31, 2022, respectively.

(C) Gain (loss) on previously held equity interest — To eliminate historical loss on investment in Silicon Motion in the three months ended March 31, 2022 and reflect gain on investment in Silicon Motion held by MaxLinear in the year ended December 31, 2021, based on the Per ADS Merger Consideration of $114.34 as of May 4, 2022.

(D) Income Taxes — To record estimated income taxes based on the statutory tax rates in the jurisdictions in which the acquired business operates. All material indirect taxes as a result of the net combined company have been considered in this estimate.

(E) Number of Parent Shares Used in Per Share Calculations — To reflect the issuance of approximately 13.9 million Parent Shares per the Merger Agreement, based on 18% of the 77.35 million Company Shares as of May 4, 2022, after applying the exchange ratio of 0.388 per ADS and 0.097 per Company Share. Although the exchange ratios are fixed, the number of Parent Shares to be issued is subject to change based on the number of Company Shares and ADSs outstanding as of the Effective Time. The impact of potential shares issuable from the Converted RSU Awards issued as part of the Merger is anti-dilutive for all periods presented.

(F) Transaction Costs — To reflect transaction costs of $85 million in the year ended December 31, 2021.

(G) Stock-Based Compensation — To eliminate Silicon Motion’s historical stock-based compensation expense and reflect amortization of stock-based compensation expense related to certain Company RSU Awards to be assumed by MaxLinear in the Merger, which will be cancelled and converted into Converted RSU Awards, using the conversion ratio defined in the Merger Agreement (Note 4).

7. Adjustments to Unaudited Pro Forma Combined Balance Sheet

(A) Cash Consideration — To reflect the payment of $3.5 billion cash Merger Consideration to effect the Merger, offset by estimated net proceeds from transaction debt of $2.8 billion after repayment of existing debt of $286.3 million and payment of transaction costs of $85.0 million.

(B) Investment in Silicon Motion — To eliminate MaxLinear’s prior investment in Silicon Motion.

(C) Intangible Assets — To reflect the preliminary fair values of intangible assets acquired. These estimated fair values and the related useful lives are considered preliminary and are subject to change. Accordingly, the estimates related to deferred taxes discussed at (M) below are also subject to change. Changes in the fair value or useful lives of the acquired intangible assets may be material.

(D) Goodwill — To reflect the preliminary estimate of goodwill of $1.8 billion.

(E) Transaction Debt — To reflect new transaction debt less existing MaxLinear debt net of unamortized debt issuance costs and discounts, which will be repaid as a result of the Merger.

(F) Common Shares — To eliminate Company Shares and reflect issuance of Parent Shares to effect the Merger.

(G) Additional Paid-in-capital — To reflect the following equity transactions in connection with the Merger:

Eliminate Silicon Motion additional paid in capital	$(294,040)
Estimated fair value of Parent Shares to be issued	744,800
Estimated fair value of Converted RSU Awards	4,328

Total	$455,088

The “Estimated fair value of Parent Shares to be issued” was based on approximately 13.9 million Parent Shares outstanding as of May 4, 2022, multiplied by the closing price of Parent Shares on May 4, 2022 of $53.61, after applying the exchange ratio of 0.388 per ADS and the exchange ratio of 0.097 per Company Share. “Estimated fair value of Converted RSU Awards” represents the estimated aggregate fair value of the Converted RSU Awards attributable to the service periods prior to the Merger, which is considered as part of Merger Consideration, and was calculated based on the conversion of certain Company RSU Awards outstanding as of May 4, 2022 to equivalent MaxLinear awards (Note 4), multiplied by the estimated fair value of equity awards.

The fair values of Parent Shares and equity awards were estimated based on the closing price of Parent Shares on May 4, 2022 of $53.61 per share. A 25% increase in the price of Parent Shares would increase the Merger Consideration by approximately $189.3 million, and a 25% decrease in the price of Parent Shares would decrease the Merger Consideration by $186.1 million, both with a corresponding change to MaxLinear’s assets. The market price of Parent Shares which Silicon Motion securityholders will receive in the Merger as a portion of the Merger Consideration will continue to fluctuate from the date of this proxy statement/ prospectus through the Effective Time and the final valuation could differ significantly from the current estimates.

(H) Accumulated Other Comprehensive Income — To eliminate Silicon Motion’s accumulated other comprehensive income.

(I) Accumulated Deficit — To eliminate Silicon Motion’s historical retained earnings of $402.2 million.

(J) Treasury Stock — To eliminate Silicon Motion’s historical treasury stock.

(K) Transaction Costs — To reflect estimated transaction costs remaining to be incurred related directly to the Merger of approximately $85.0 million, including estimated investment banking, legal and accounting fees, and other external costs directly related to the Merger.

(L) Retention and Transaction Bonuses — To accrue the portion of the estimated retention and transaction bonuses payable to employees of Silicon Motion as set forth in the Silicon Motion disclosure schedule delivered to MaxLinear concurrently with the execution of the Merger Agreement of $16.1 million for which post-acquisition employment services are not required for the employees to receive such bonuses.

(M) Deferred Taxes — To record deferred taxes on identifiable intangible assets and retention payable of $457.7 million based upon the statutory tax rate in the jurisdiction in which the acquired business operates, and to net Silicon Motion’s historical balance of deferred tax asset against deferred tax liability as a result of the pro forma adjustments.

(N) Negative Cash Balance — To reflect the reclassification of $348.6 million of negative cash balance to accounts payable. Although the payment of Merger Consideration as reflected in the proforma combined balance sheet results in a negative cash balance, MaxLinear expects to have sufficient cash on hand at the closing from operations of both companies to effect the Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND DIRECTORS AND OFFICERS

The following table provides information relating to the beneficial ownership of Company Shares as of July 8, 2022 (unless otherwise noted), by:

•	each shareholder known by the Company to own beneficially 5% or more of the Company Shares;

•	each of the Company’s directors and executive officers individually; and

•	all of the Company’s current executive officers and current directors as a group.

Beneficial ownership is determined according to the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual or entity possesses sole or shared voting or investment power of that security, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of July 8, 2022 through the exercise of any option, warrant or other right or vesting of restricted stock units. For the sake of clarity, Company RSU Awards that will accelerate as a result of the Merger and would not otherwise vest within 60 days of July 8, 2022 have not been accounted for in the table below. Except as indicated by footnote, and subject to community property laws where applicable, the Company believes the persons named in the table have sole voting and investment power with respect to all Company Shares shown as beneficially owned by them.

The percentage of Company Shares beneficially owned is calculated on the basis of Company Shares outstanding as of July 8, 2022. Company Shares that a person has the right to acquire within 60 days of July 8, 2022 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of the Company Board and executive officers as a group.

Unless otherwise indicated below, the address for each beneficial owner listed is c/o Silicon Motion Technology Corporation, Flat C, 19/F, Wing Cheong Commercial Building, Nos 19-25 Jervois Street, Hong Kong.

	Beneficial Ownership
Name of Beneficial Owner	Shares Beneficially Owned		Percentage of Shares Beneficially Owned
5% Shareholders:
Cardinal Capital Management, LLC	7,524,180	(1)	5.7%
Directors and Executive Officers:
James Chow(2)	1,581,266		1.2%
Wallace C. Kou	1,727,248		1.3%
Steve Chen	70,000		*
Tsung-Ming Chung	100,000		*
Lien-Chun Liu	254,280		*
Yung-Chien Wang	834,674		*
Han-Ping D. Shieh	51,246		*
Kenneth Kuan-Ming Lin	40,000		*
Riyadh Lai(3)	1,818,180		1.4%
Nelson Duann	40,000		*
Arthur Yeh	58,524		*
Robert Fan	58,000		*
Ken Chen(4)	222,449		*
Kevin Yeh	60,400		*
Kevin Tsai	11,600		*
All Directors and Executive Officers as a Group (15 Persons)	6,927,867		5.2%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding Company Shares.
(1)

Cardinal Capital Management, LLC beneficially owns 1,881,045 ADSs (representing 7,524,180 ordinary shares) according to a Schedule 13F filed May 16, 2022. The address of Cardinal Capital Management, LLC is Four Greenwich Office Park, Greenwich, Connecticut 06831 according to a Schedule 13F filed May 16, 2022.

(2)

Represents 1,581,266 shares owned by Mr. Chow. Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which owned 42,445 and 196,491 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares.

(3)	Represents 998,300 shares owned by Mr. Lai and 819,880 shares owned by his spouse.
(4)	Represents 216,724 shares owned by Mr. Chen and 5,725 shares owned by his spouse.

FUTURE SHAREHOLDER PROPOSALS

If the Merger is completed, the Company will have no public securityholders and there will be no public participation in any future meetings of Company shareholders of the Company. However, if the Merger is not completed, Company shareholders will continue to be entitled to attend and participate in Company shareholder meetings.

LEGAL MATTERS

The validity of the Parent Shares offered by this proxy statement/prospectus will be passed upon for Parent by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California.

EXPERTS

The audited financial statements, schedules and management’s assessment of the effectiveness of internal control over financial reporting of MaxLinear, Inc. incorporated by reference in this proxy statement/ prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statement of Silicon Motion Technology Corporation and subsidiaries as of December 31, 2020 and 2021, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this proxy statement/prospectus by reference to Silicon Motion Technology Corporation’s annual report on Form 20-F for the year ended December 31, 2021, and the effectiveness of Silicon Motion Technology Corporation and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in its reports. Such consolidated financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Parent is filing a registration statement on Form S-4 to register with the SEC the Parent Shares to be issued to Company securityholders in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes a proxy statement/prospectus of Parent and will be delivered along with the proxy statement/prospectus of the Company for the extraordinary general meeting. The registration statement, including the attached exhibits, contains additional relevant information about Parent and the Parent Shares. The rules and regulations of the SEC allow MaxLinear to omit certain information included in the registration statement from this proxy statement/prospectus.

Parent files annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Company, as a foreign private issuer, files annual and reports of foreign private issuers and other information with the SEC under the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including Parent and the Company, who file electronically with the SEC. The address of that website is www.sec.gov. Investors may also consult MaxLinear’s website for more information about Parent. Parent’s website is www.MaxLinear.com.

The SEC allows Parent and the Company to “incorporate by reference” information into this proxy statement/prospectus that Parent and the Company file with the SEC, which means that important information can be disclosed to you by referring you to those documents and those documents will be considered part of this proxy statement/prospectus. The information incorporated by reference is an important part of this proxy statement/prospectus. Certain information that is subsequently filed with the SEC will automatically update and supersede information in this proxy statement/prospectus and in earlier filings with the SEC. This proxy statement/prospectus also contains summaries of certain provisions contained in some of the Parent or Company documents described in this proxy statement/prospectus, but reference is made to the actual documents for complete information. All of these summaries are qualified in their entirety by reference to the actual documents.

This proxy statement/prospectus incorporates by reference the documents listed below that Parent and the Company have previously filed with the SEC; provided, however, that Parent and the Company are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The following documents may contain important information about Parent, the Company and their respective financial condition or other matters:

Parent SEC Filings (File No. 001-34666)

•	Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on February 2, 2022;

•	Parent’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the SEC on April 27, 2022;

•	Parent’s Current Reports on Form 8-K, filed with the SEC on February 2, 2022, April 27, 2022, May 5, 2022, May 27, 2022, June 21, 2022 and June 28, 2022;

•	Definitive Proxy Statement for Parent’s 2022 annual meeting, filed with the SEC on April 28, 2022; and

•

the description of Parent Shares contained in Parent’s Registration Statement on Form 8-A, filed with the SEC on March 18, 2010, as amended on March 30, 2017 and December 10, 2021 and including any other amendments or reports filed for the purpose of updating such description.

Company SEC Filings (File No. 000-51380)

•	The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 25, 2022; and

•

The Company’s Reports of Foreign Private Issuer on Form 6-K, filed with the SEC on January 10, 2022, January 25, 2022, January 27, 22, April 12, 2022, May 3, 2022, May 5, 2022, May 6, 2022, June 28, 2022 and July 7, 2022.

In addition, (i) all documents filed by Parent and the Company with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the registration statement on Form S-4 filed by Parent, of which this proxy statement/prospectus forms a part, and prior to the effectiveness of the registration statement and (ii) all documents filed by the Company with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the extraordinary general meeting shall be deemed to be incorporated by reference into this proxy statement/ prospectus and made a part of this proxy statement/prospectus from the respective dates of filing, except that in each case Parent and the Company are not incorporating by reference any information furnished but not filed, except as otherwise specified herein. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

Documents incorporated by reference are available from Parent or the Company, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Company securityholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

Telephone: (760) 692-0711

Attention: Corporate Secretary

Silicon Motion Technology Corporation

690 N. McCarthy Blvd. Suite 200,

Milpitas, CA 95035, USA

Telephone: +1 408 519 7200

Attention: Corporate Secretary

To ensure timely delivery of a copy of this proxy statement/prospectus or any of the documents incorporated by reference herein in advance of the extraordinary general meeting to be held on August 31, 2022, you must request the information no later than five business days prior to the date of the extraordinary general meeting, by August 24, 2022.

Parent has supplied all information contained in or incorporated by reference into this proxy statement/ prospectus relating to Parent and the Company has supplied all such information relating to the Company.

You should not rely on information that purports to be made by or on behalf of Parent or the Company other than the information contained in or incorporated by reference into this proxy statement/prospectus. Neither Parent nor the Company has authorized anyone to provide you with information on behalf of Parent or the Company, respectively, that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated July 13, 2022. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such information. Neither its mailing to securityholders nor the issuance of Merger Consideration will create any implication to the contrary.

MISCELLANEOUS

The Company has supplied all information relating to the Company, and Parent has supplied, and the Company has not independently verified, all of the information relating to Parent and Merger Sub contained in this proxy statement/prospectus.

You should rely only on the information contained in this proxy statement/prospectus, the annexes to this proxy statement/prospectus and the documents that are incorporated by reference in this proxy statement/ prospectus in voting on the Merger. The Company and Parent have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated July 13, 2022. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement/prospectus), and the mailing of this proxy statement/prospectus to Company securityholders does not create any implication to the contrary. This proxy statement/prospectus does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

The Company Board currently knows of no other business to be transacted at the extraordinary general meeting, other than as set forth in the Notice of Extraordinary General Meeting of Shareholder, dated August 31, 2022; but, if any other matter is properly presented at the extraordinary general meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Company Board of Directors,

James Chow
Chairman of the Company Board of Directors

Date: July 13, 2022

Silicon Motion Technology Corporation

(the “Company”)

Form of Proxy

Select one, complete information, and sign below

☐

I/We                                                                                              [name](Note i) the registered holder of                                                                         [number](Note ii) ordinary shares in the Company hereby appoint the chairman of the meeting to be my/our proxy to attend and act on my/our behalf at the extraordinary general meeting of the shareholders of the Company to be held at 10:00 a.m. (Taiwan time) on the 31st day of August 2022 (the “EGM”) or any adjournment thereof and to vote in respect of the resolutions as indicated below, and if no such indication is given as my/our proxy thinks fit, and in respect of any other resolution(s) that may properly come before the EGM or any adjournment thereof

☐	I/We [name] (Note i)

the registered holder of [number] ordinary shares (Note ii) in Silicon Motion Technology Corporation hereby appoint [proxy]

of [address]

or failing whom [proxy]

of [address]

to be my/our proxy to attend and act on my/our behalf at the extraordinary general meeting of the shareholders of the Company to be held at 10:00 a.m. (Taiwan time) on the 31st day of August 2022 (the “EGM”) or any adjournment thereof and to vote in respect of the resolutions as indicated below, and if no such indication is given as my/our proxy thinks fit, and in respect of any other resolution(s) that may properly come before the EGM or any adjournment thereof

Unless otherwise instructed with respect to any particular resolution(s) the proxy will vote or abstain as he/ she thinks fit.

(Indicate your vote “for”, “against” or “abstain” with a “✓” in the appropriate boxes.)

No.	SPECIAL RESOLUTION	For	Against	Abstain
1.

THAT

(a)   the acquisition of the Company by MaxLinear, Inc., a Delaware corporation (“Parent”), including (i) the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated May 5, 2022, by and among Parent, Shark Merger Sub, an exempted company incorporated and existing under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Parent (the “Merger”); (ii) the plan of merger required to be filed with the Registrar of Companies in the Cayman Islands (the “Plan of Merger”) substantially in the form attached as Exhibit A to the Merger Agreement; (iii) the Merger itself, on the terms and subject to the conditions set forth in the Merger Agreement, including (y) the amendment and restatement of the existing memorandum and articles of association of the Company by replacing them in their entirety with the amended and restated memorandum and articles of association in the form attached as Appendix II to the Plan of Merger at the effective time of the Merger (the “Effective Time”), and (z) the variation of the authorized share capital of the Company from US$5,000,000 divided into 500,000,000 shares of a par value of US$0.01 each to US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each at the Effective Time; and (iv) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached as Annex A to the accompanying proxy statement/prospectus, be and are hereby approved; and

(b)   any director of the Company be and is hereby authorized to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated under the Merger Agreement,

(sub paragraphs (a) and (b) above are collectively referred to as the “Merger Proposal”); and

IF NECESSARY, AS AN ORDINARY RESOLUTION

2.	THAT the chairman of the extraordinary general meeting be and is hereby instructed to adjourn the extraordinary general meeting in order to allow the Company to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the extraordinary general meeting.

AS WITNESS my/our hand(s) this                     day of                    2022.

SIGNED by

(Signature(s) of Shareholder(s))	(Witness)

Notes:

(i)	Shareholder’s full name to be inserted.

(ii)	Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

(iii)

Any shareholder entitled to attend and vote at the EGM is entitled to appoint another person as his/her proxy to attend and vote instead of him/her. A shareholder who is the holder of two or more shares in the Company may appoint may than one proxy to represent him/her and vote on his/her behalf at the EGM provided that if more than one proxy is so appointed, the appointment shall specify the number of shares in respect of which each such proxy is so appointed. A proxy need not be a shareholder of the Company but must attend the EGM in person to represent you.

(iv)

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

(v)

To be valid, the duly completed, signed and dated proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a certified copy thereof, must be lodged at the place of business of First Securities Inc., the coordinator of the Company for the EGM, in 6F., No.27, Sec. 1, Anhe Rd., Da-an District, Taipei City 106646, Taiwan, not less than 48 hours before the time appointed for the EGM (or any adjournment thereof). Completion and return of a proxy form will not preclude a shareholder from attending and voting at the EGM in person and in such event, the proxy shall be revoked by operation of law.

(vi)

Shareholders should be advised that the accompanying Proxy Statement is available for viewing on the internet at the U.S. Securities and Exchange Commission and the Company’s websites at www.sec.gov and www.siliconmotion.com, respectively.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MAXLINEAR, INC.,

SHARK MERGER SUB

and

SILICON MOTION TECHNOLOGY CORPORATION

Dated as of May 5, 2022

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 5, 2022 (this “Agreement”), is made by and among MAXLINEAR, INC., a Delaware corporation (“Parent”), SHARK MERGER SUB, an exempted company with limited liability incorporated under the Law of the Cayman Islands having a registered office at Appleby Global Services (Cayman) Limited, 71 Fort Street, George Town, Grand Cayman KY1-1106, Cayman Islands (“Merger Sub”), and SILICON MOTION TECHNOLOGY CORPORATION, an exempted company with limited liability incorporated under the Law of the Cayman Islands and having its registered office at Codan Trust Company (Cayman) Limited, Century Yard, Cricket Square, Hutchins Drive, P. O. Box 2681 GT, George Town, Grand Cayman, British West Indies (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 8.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.

RECITALS

A. The Company, Parent and Merger Sub desire to effect the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company (as defined in the Companies Act (2022 Revision) of the Cayman Islands (the “CICA”)) (the “Surviving Company”) on the terms and subject to the conditions set forth in this Agreement and in accordance with Part XVI of the CICA.

B. Each of (i) the Board of Directors of Merger Sub and (ii) Parent, as the sole shareholder of Merger Sub, has, upon the terms and subject to the conditions set forth herein, approved and declared it advisable for Merger Sub to enter into this Agreement and consummate the transactions contemplated hereby, including the Merger.

C. The Board of Directors of Parent (“Parent Board”) has, upon the terms and subject to the conditions set forth herein, approved this Agreement and the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock as consideration in the Merger (the “Share Issuance”).

D. The Board of Directors of the Company (the “Company Board”) has, unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directed that this Agreement be submitted to the shareholders of the Company for its adoption, and (iv) recommended that the Company’s shareholders adopt this Agreement.

E. Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE MERGER

1.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease to exist and will be struck off the Register of Companies in the Cayman Islands, and the Company shall continue as the Surviving Company under the Laws of the Cayman Islands and become a wholly owned Subsidiary of Parent.

The Merger shall be effected pursuant to the CICA and shall have the effects set forth in this Agreement and the applicable provisions of the CICA. Without limiting the generality of the foregoing, at the Effective Time, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall vest in the Surviving Company, and the Surviving Company shall be liable for and subject, in the same manner as the Company and Merger Sub, to all mortgages, charges or security interests and all contracts, obligations, claims, debts and liabilities and duties of each of the Company and Merger Sub. The Merger and other transactions contemplated by this Agreement are referred to herein as the “Transactions.”

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company until thereafter amended in accordance with applicable Law and such memorandum and articles of association; save and except (i) all references to the name of the Surviving Company shall be amended to “Silicon Motion Technology Corporation”; (ii) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger; (iii) such memorandum and articles of association shall include such indemnification provisions as required by Section 5.10(a); and (iv) such other conforming changes necessary given the Merger.

(c) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, the directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent prior to the Effective Time shall become the directors of the Surviving Company, each to hold office, from and after the Effective Time, in accordance with the memorandum and articles of association of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company. The officers of the Company immediately prior to the Effective Time shall continue to be the officers of the Surviving Company from and after the Effective Time holding the same officer positions and titles as with the Company immediately prior to the Effective Time, each to hold office in accordance with the memorandum and articles of association of the Surviving Company until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with memorandum and articles of association of the Surviving Company.

(d) If, at any time after the Effective Time, the Surviving Company shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Company shall be authorized to execute and deliver all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.

1.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place at 8:30 p.m. (Taiwan time) as soon as practicable, but in any event no later than the second (2nd) Business Day after satisfaction or waiver of all of the applicable conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), via electronic exchange of signature pages unless another time, date or place is agreed to in writing by the parties hereto, provided, however, that notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), the Closing shall not occur until the date that is the earlier of (a) any Business Day before or during the Marketing Period specified by Parent on no less than two (2) Business Days’ prior written notice to the Company and (b) the second (2nd) Business Day after the final day of the Marketing Period. The date on which the Closing actually occurs is referred to as the “Closing Date.” Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Exhibit A attached hereto and such parties shall file the Plan of Merger and other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA. The Merger shall become effective on the date specified in the Plan of Merger and the Merger shall become effective on the date the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands or such later date as specified in the Plan of Merger in accordance with the CICA (the “Effective Time”).

ARTICLE 2

CONVERSION OF SECURITIES IN THE MERGER

2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Cancellation of Shares. Each ordinary share, par value $0.01 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares, Dissenting Shares and Shares represented by each American Depositary Share, representing four (4) Shares (each, an “ADS” or, collectively, the “ADSs”), shall be cancelled in exchange for the right to receive (i) $23.385 per Share (the “Per Share Cash Merger Consideration”), and (ii) 0.097 validly issued, fully paid and nonassessable shares of Parent Common Stock (together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.1(f), the “Per Share Stock Merger Consideration” and, together with the Per Share Cash Merger Consideration, the “Per Share Merger Consideration”), in each case of clauses (i) and (ii), without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5 and as payable in accordance with Section 2.2. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per Share Merger Consideration to be paid in accordance with Section 2.2.

(b) Cancellation of Shares Represented by ADSs. Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing any Excluded Shares), together with the underlying Shares represented by such ADSs, shall be cancelled in exchange for the right to receive (i) $93.54 per ADS (the “Per ADS Cash Merger Consideration”) and (ii) 0.388 validly issued, fully paid and nonassessable shares of Parent Common Stock (together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.1(f) the “Per ADS Stock Merger Consideration” and, together with the Per ADS Cash Merger Consideration, the “Per ADS Merger Consideration”), in each case of clauses (i) and (ii), without interest, subject to any withholding of Taxes required by applicable Law as provided in Section 2.5 and as payable in accordance with the terms and conditions set forth in this Agreement and that certain Amended and Restated Deposit Agreement, dated December 5, 2013, entered into by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail. As of the Effective Time, all such ADSs (together with the underlying Shares represented by such ADSs) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter represent only the right to receive the Per ADS Merger Consideration to be paid in accordance with Section 2.2.

(c) Cancellation of Excluded Shares. Each of the Excluded Shares and each of the ADSs representing the Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(d) Dissenting Shares. Each of the Dissenting Shares issued and outstanding immediately prior to the Effective Time, shall automatically be cancelled and shall cease to exist in accordance with Section 2.3 and thereafter represent only the right to receive the applicable payments set forth in Section 2.3.

(e) Merger Sub Equity Interests. The authorized share capital of Merger Sub immediately prior to the Effective Time is fifty thousand dollars ($50,000) divided into five million (5,000,000) ordinary shares of par value $0.01 per share. Each ordinary share, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company.

(f) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Share Certificates or with respect to Uncertificated Shares or of any ADS or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Shares or ADS converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Share Certificates, Uncertificated Shares, ADSs or other acceptable evidence delivered by such holder to the Exchange Agent) shall receive, in lieu thereof and upon the terms of this Agreement, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP (rounded down to the nearest penny).

2.2 Payment for Securities; Exchange of Certificates.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall designate a bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of all payments required to be made pursuant to Sections 2.1(a), 2.1(b), 2.1(f) and Section 2.3 (in the case of Section 2.3, when ascertained) (collectively, the “Merger Consideration”) in connection with the Merger (the “Exchange Agent”), and Parent shall enter into an Exchange Agent agreement with the Exchange Agent in form and substance reasonably acceptable to the Company. Parent shall pay, or cause to be paid, the fees and expenses of the Exchange Agent. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.3, when ascertained, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) cash in an amount sufficient to pay the cash portion of the aggregate Merger Consideration and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election), in each case, to which holders of Shares and ADSs (other than Excluded Shares and ADS representing Excluded Shares) shall be entitled at the Effective Time pursuant to this Agreement. In the event such deposited funds or Parent Common Stock are insufficient to pay the Merger Consideration, Parent shall promptly deposit, or cause to be deposited, with the Exchange Agent such additional funds or evidence of Parent Common Stock, as applicable, to ensure that the Exchange Agent has sufficient funds and Parent Common Stock to make such payments. The funds representing the cash portion of the Merger Consideration shall be invested by the Exchange Agent as directed by Parent, pending payment thereof by the Exchange Agent to the holders of the Shares and ADSs (other than Excluded Shares and ADSs representing Excluded Shares) in accordance with this Article 2; provided, however, that no such investment or losses shall affect the amounts payable to such holders and Parent and the Surviving Company, as applicable, shall promptly replace or cause to be replaced any funds deposited with the Exchange Agent that are lost through any investment to the extent necessary to ensure that there are at all times funds sufficient for the Exchange Agent to pay the Merger Consideration. Earnings from such investments shall be the sole and exclusive property of the Surviving Company, and no part of such earnings shall accrue to the benefit of holders of Shares.

(b) Exchange Procedures. As soon as practicable after the Effective Time (and in no event later than four (4) Business Days after the Effective Time), the Surviving Company shall cause the Exchange Agent to mail or deliver to each Person that was, immediately prior to the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration at the Effective Time pursuant to this Agreement: (i) a letter of transmittal, which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the delivery of funds and Parent Common Stock to registered holders of such Shares shall be effected and contain such other provisions as Parent and the Company may mutually agree; and (ii) instructions for use in effecting the surrender of the any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits of loss and indemnity in lieu of the Share Certificates as provided in Section 2.2(c)) or non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for payment of the Per Share Merger Consideration. Upon surrender of, if applicable, a Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) or Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with delivery of a letter of transmittal, duly executed and in proper form, each registered holder of Shares represented by such Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange therefore, (i) an amount in cash equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Cash Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5) and (ii) a number of book- entry shares of Parent Common Stock equal to (x) the number of Shares represented by such Share Certificate (or affidavit of loss and indemnity in lieu of the Share Certificate as provided in Section 2.2(c)) or the number of Uncertificated Shares multiplied by (y) the Per Share Stock Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.5), and any Share Certificate so surrendered shall forthwith be cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Exchange Agent and the Depositary to ensure that (A) the Exchange Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time (i) an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) multiplied by (y) the Per ADS Cash Merger Consideration and (ii) evidence of a number of book-entry shares of Parent Common Stock equal to (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) multiplied by (y) the Per ADS Stock Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADS (other than ADS representing Excluded Shares) upon surrender by them of the ADS. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the cancellation of their ADSs. The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any, which shall be withheld by the Depositary in accordance with Section 2.5) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs (excluding any fees, including ADS cancellation or termination fees, payable by holders of ADSs in accordance with the Deposit Agreement). No interest shall be paid or will accrue on any amount payable in respect of the Shares or ADSs pursuant to the provisions of this Article 2.

(c) Lost, Stolen or Destroyed Certificates. In the event that any Share Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Share Certificates, upon the making of an affidavit of that fact and an indemnity by the holder thereof, in form and substance reasonably satisfactory to Parent and the Exchange Agent, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1(a). Parent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Merger Consideration, require the owners of such lost, stolen or destroyed Share Certificates to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Company or the Exchange Agent with respect to the Share Certificates alleged to have been lost, stolen or destroyed.

(d) Termination of Fund; Untraceable Shareholders. Any portion of the funds (including any interest received with respect thereto) made available to the Exchange Agent or the Depositary, as applicable, that remains unclaimed by the holders of Shares or ADS on the first anniversary of the Effective Time will be returned to Parent or an affiliate thereof designated by Parent, upon demand, and any such holder who has not complied with this Section 2.2(d) shall thereafter look only to Parent for the cash to which they are entitled in accordance with Section 2.1(a) and Section 2.1(b). Remittances for the Per Share Merger Consideration or Per ADS Merger Consideration shall not be sent to holders of Shares or ADSs, respectively, who are untraceable unless and until, except as provided below, they notify the Exchange Agent or Depositary, as applicable, of their current contact details. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion payment has been sent to such person and has been returned undelivered, or (y) has been sent to such person because on an earlier occasion such payment for a dividend so payable had been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Company Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Any portion of the Per Share Merger Consideration or Per ADS Merger Consideration due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Any such amounts that remained unclaimed after a period of six (6) years from the Closing Date shall, to the extent permitted by applicable Laws, be forfeited and shall revert to the Surviving Company.

(e) No Liability. None of Exchange Agent, Parent, the Surviving Company or the Depositary shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Law. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.

2.3 Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary (but subject to the provisions of this Section 2.3) and to the extent available under the CICA, Shares issued and outstanding immediately prior to the Effective Time and held by a shareholder of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (such Shares, the “Dissenting Shares,” and holders of Dissenting Shares collectively being referred to as “Dissenting Shareholders”) shall be cancelled and cease to exist, and the Dissenting Shareholders shall only be entitled to receive payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA.

(b) If any such Dissenting Shareholder fails to exercise or perfect or who otherwise waives, withdraws or loses their dissenter rights under Section 238 of the CICA, then such Dissenting Shareholder shall be entitled to receive the Per Share Merger Consideration, without interest and subject to any withholding of Taxes required by applicable Law as provided in Section 2.5, in the manner set forth in Section 2.2. Parent shall promptly deposit or cause to be deposited with the Exchange Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to any such Dissenting Shareholder who have failed to exercise or perfect or who otherwise waived, withdrew or lost their dissenter rights under Section 238 of the CICA. The Company shall give Parent (i) prompt written notice of any notices of objection, notices of approvals, notices of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Law of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights; and (ii) the opportunity to participate in and control (in consultation with the Company) all negotiations and Proceedings with respect to any such notices, demands, offers, or other instruments served pursuant to applicable law of the Cayman Islands and received by the Company relating to shareholders’ rights to dissent from the Merger or appraisal rights. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICA, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 238(4) of the CICA within twenty (20) days immediately following the date on which the Company Shareholder Approval is obtained at the Company Meeting.

2.4 Treatment of Company RSUs.

(a) Effective immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each restricted stock unit award, vested or unvested, that (i) corresponds to Shares, (ii) is granted under the Company Equity Plan (each, a “Company RSU”) other than to a non-employee director and (iii) is outstanding immediately prior to the Effective Time shall be cancelled and converted into an award of restricted stock units covering the number of shares of Parent Common Stock, rounded down to the nearest whole share, (“Converted RSUs”), equal to the product of (x) the number of Shares subject to such award of Company RSUs and (y) the sum of (A) 0.097, and (B) the quotient obtained by dividing (i) the Per Share Cash Merger Consideration by (ii) the Parent Common Stock VWAP.

(b) Effective immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Company RSU award that is held by a non-employee director and is outstanding immediately prior to the Effective Time shall vest in full and shall be cancelled and converted into the right to receive the Per Share Merger Consideration multiplied by the number of Shares subject to such award of Company RSUs. All payments described in this Section 2.4(b) shall be paid in accordance with the payment provisions in this Article 2.

(c) Any Converted RSUs issued pursuant to Section 2.4(a) shall be subject to the same terms and conditions as were applicable under such Company RSUs (including any applicable change of control or other accelerated vesting provisions, whether pursuant to an award agreement or any other agreement between the Company and any holder of any award of Company RSUs or pursuant to any other arrangement or plan applicable to any holder of an award of Company RSUs).

(d) Prior to the Effective Time, the Company and the Company Board (or an applicable committee thereof) shall adopt such resolutions and take all other actions as are necessary to authorize and give effect to the treatment of the Company RSUs in accordance with this Section 2.4, including delivering all required notices, obtaining all necessary consents. At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each award of Converted RSU. As soon as practicable on or following the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each such award of Converted RSUs.

2.5 Withholding Rights. The Company, Parent, Merger Sub, the Surviving Company and the Exchange Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of applicable Law. To the extent that amounts are so deducted or withheld and paid to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

2.6 Adjustments. In the event that, between the date of this Agreement and the Effective Time, any change in the outstanding Shares shall occur as a result of any stock split, reverse stock split, stock dividend (including any dividend or distribution of Equity Interests convertible into or exchangeable for Shares), recapitalization, reclassification, reorganization, subdivision, combination, exchange of shares, or other similar event, the Merger Consideration shall be equitably adjusted to reflect such event and to provide to holders of Shares and ADS the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 2.6 shall be deemed to permit or authorize the Company to take any such action or effect any such change that it is not otherwise authorized or permitted to take pursuant to Section 5.1.

2.7 No Transfers. From and after the Effective Time, (a) the register of members of the Company shall be closed, and there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates presented to the Exchange Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article 2 in the case of Shares other than the Excluded Shares and the Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.3 in the case of the Dissenting Shares.

2.8 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the Deposit Agreement in accordance with its terms.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure schedule delivered by the Company to Parent and Merger Sub (the “Company Disclosure Schedule”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify any other sections of this Article 3 to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent that such disclosure relates to such other sections, without reference to the underlying documents referenced therein and without independent knowledge of the matters described therein), and (b) as otherwise disclosed or identified in the Company SEC Documents filed or furnished with the SEC prior to the date hereof and after January 1, 2019 (other than any risk factors or forward-looking disclosures contained in the “Forward Looking Statements” or “Risk Factors” or similar sections of the Company SEC Documents or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) (provided that nothing disclosed in the Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.2, Section 3.3, Section 3.4, Section 3.5(a)(i), or clause (ii) of Section 3.7(a)), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Corporate Organization.

(a) The Company is an exempted company incorporated with limited liability, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Each Subsidiary of the Company is a direct, or indirect, wholly owned Subsidiary of the Company. Each Subsidiary of the Company is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company does not directly or indirectly own any Equity Interest in any Person other than Subsidiaries of the Company.

3.2 Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of the Company and each of the Company’s material Subsidiaries that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC). Such memorandum and articles of association or equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary of the Company is in material violation of any provision of its organizational documents.

3.3 Capitalization.

(a) The authorized share capital of the Company is five million dollars ($5,000,000) divided into five hundred million (500,000,000) Shares. All issued and outstanding Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights or any similar rights under any provision of the CICA. All Shares subject to issuance upon the exercise, vesting or conversion of any convertible security, including the Company RSUs, will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar rights.

(b) As of the close of business on May 3, 2022 (the “Capitalization Date”):

(i) 137,751,240 Shares were issued and outstanding, 137,455,312 of which were represented by ADS;

(ii) 5,506,800 Shares were held in treasury; and

(iii) 1,143,876 Shares were issuable pursuant to outstanding Company RSUs.

(c) Section 3.3(c) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, complete, and correct list of (i) each Company RSU outstanding as of the Capitalization Date, (ii) the name of the holder thereof, the country in which the holder thereof provides services to the Company or any Subsidiary of the Company, the grant date, expiration date (if applicable), the number of Shares issuable thereunder, and the applicable vesting schedule. The Company has not granted any Company RSUs that constitute “nonqualified deferred compensation” subject to the provisions of Section 409A of the Code. Each Company RSU was granted under the Company Equity Plan.

(d) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Shares or any capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries.

(e) None of the Subsidiaries of the Company holds an Equity Interest in any other Person, other than any Subsidiary of the Company. Each outstanding share of capital stock of or other Equity Interest in each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights and is owned, beneficially and of record, by the Company or one or more of its wholly owned Subsidiaries free and clear of all Liens. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in the Company or any Subsidiary of the Company or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any wholly owned Subsidiary of the Company. None of the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no other Person, is a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Shares or any other Equity Interests of the Company or any of its Subsidiaries.

(f) Except as set forth in Section 3.3(b) or set forth on Section 3.3(c) of the Company Disclosure Schedule, and any other Shares issued since the Capitalization Date pursuant to Company RSUs set forth on Section 3.3(c) of the Company Disclosure Schedule or granted without violation of the terms of this Agreement, there are no outstanding Shares or other Equity Interests of the Company or any of its Subsidiaries, including any options, warrants, calls, or other rights, agreements, arrangements or commitments of any character to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company is bound relating to the issued or unissued capital stock or other Equity Interests of the Company or such Subsidiary, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating the Company or any Subsidiary of the Company to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, the Company or any such Subsidiary.

3.4 Authority; Execution and Delivery; Enforceability.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform and comply with each of its obligations under this Agreement and, subject to obtaining the Company Shareholder Approval, to consummate the Transactions. The execution, and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein, and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Company Shareholder Approval, and no other corporate proceedings on the part of the Company and no other shareholder votes are necessary to authorize this Agreement, the Plan of Merger or the consummation by the Company of the Transactions under the CICA and the memorandum and articles of association of the Company. The Company has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub of this Agreement, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(b) The Company Board, at a meeting duly called and held in compliance with the requirements of the memorandum and articles of association of the Company, unanimously adopted resolutions (i) determining that the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approving, adopting and declaring advisable this Agreement and the Transactions, including the Merger, (iii) directing that this Agreement be submitted to the shareholders of the Company for its adoption, and (iv) recommending that the Company’s shareholders adopt this Agreement (the “Company Board Recommendation”) which Company Board Recommendation has not been withdrawn, rescinded or modified in any way except in accordance with Section 5.5.

3.5 No Conflicts.

(a) The execution and delivery of this Agreement does not and will not, and the performance of this Agreement by the Company and the consummation of the Transactions will not, (i) conflict with or violate any provision of the memorandum and articles of association or any equivalent organizational documents of the Company or any Subsidiary of the Company, (ii) subject to obtaining all of the pre- merger notification requirements of the HSR Act and similar requirements under other applicable Regulatory Laws (collectively, the “Company Required Approvals”) and the Company Shareholder Approval, conflict with or violate any Law or Order applicable to the Company or any Subsidiary of the Company is bound or affected, (iii) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Schedule, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation or loss or a benefit of the Company or a Subsidiary of the Company pursuant to, or give rise to a right of termination or cancellation or other right or remedy pursuant to any Company Material Contract, or (iv) result in the imposition or creation of any Lien (other than Permitted Liens) upon any asset owned or used by the Company or any Subsidiary of the Company, except, in each of clauses (ii) , (iii) and (iv), for any such conflicts, violations, breaches, defaults, Liens or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not and will not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except (i) any filings as may be required under the rules and regulation of Nasdaq, (ii) the furnishing of the Proxy Statement as a Form 6-K with the SEC, (iii) the filing of the registration statement on Form S-4 in connection with the Share Issuance (the “Form S-4”) and applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” Laws (“Blue Sky Laws”), (iv) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands, the registration of the Merger by the Registrar of Companies of the Cayman Islands and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (v) the Company Required Approvals and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations with or notifications to, any Governmental Entity, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or to prevent or materially impair or delay the consummation by the Company of the Transactions prior to the Outside Date.

(c) The Company does not have any creditors holding a fixed or floating security interest over any of its assets, and as such, no creditor consent to the Merger within the meaning of Section 233(8) of the CICA is required.

3.6 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all forms, reports and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act (all such documents filed or furnished by the Company, the “Company SEC Documents”) since January 1, 2019. None of the Subsidiaries of the Company is required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing) each Company SEC Document complied as to form in all material respects with the requirements of the SOX, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and did not, at the time it was filed or furnished (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

(d) Each of the consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) and each fairly presented, in all material respects, the consolidated financial position, the results of operations, cash flows and changes in shareholders’ equity of the Company and its Subsidiaries as and at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments). Except as have been described in the Company SEC Documents, there are no unconsolidated Subsidiaries of the Company or any off- balance sheet arrangements of the type required to be disclosed pursuant to Item 303 of Regulation S-K promulgated by the SEC.

(e) Except as and to the extent set forth in the unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries of the Company as of March 31, 2022, including the notes thereto (the “Most Recent Balance Sheet”), which was made available to Parent, neither the Company nor any Subsidiary of the Company has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by GAAP, except for liabilities or obligations (i) incurred since March 31, 2022 in the ordinary course of business, (ii) in the form of executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or is bound and that are not in the nature of material breaches of such Contracts, (iii) incurred in connection with fees and expenses of legal counsel, accountants and other third party advisors or services providers, (iv) incurred in connection with fees and expenses of legal counsel, accountants and other third party advisors or service providers, (v) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions, or (vi) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act (“SOX”)) and the rules and regulations promulgated thereunder with respect to the Company SEC Documents filed or furnished with the SEC, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.6(f), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Subsidiaries of the Company has outstanding, or has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(g) The Company has implemented, and at all time since January 1, 2019, has maintained a system of financial controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance: (i) that transactions are executed in accordance with management’s general or special authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries, as applicable, that could have a material effect on the Company’s financial statements;

(iv) that the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company on a consolidated basis; and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h) The Company and its Subsidiaries keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company or Subsidiary, and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(i) The Company has (i) implemented and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement to the Company’s outside auditors and the audit committee of the Company Board, (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect in any material way the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Company SEC Document on or prior to the date of this Agreement has been so disclosed.

(j) As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company SEC Documents filed or furnished with the SEC noted in comment letters or, to the Knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC and (ii) there are no pending or threatened (A) formal or informal investigation or other review of, or Proceeding against, the Company or any of its directors or officers by the SEC or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(k) The Company has adopted a code of ethics, as defined by Item 16B of Form 20-F of the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Item 16B of Form 20-F.

(l) Neither the Company nor any of the Subsidiaries of the Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Subsidiaries of the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as contemplated by Instruction 8 to Item 303(b) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Subsidiaries of the Company in the Company’s or such Subsidiary’s published financial statements or the Company SEC Documents.

(m) Since January 1, 2019, none of the Company, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company or (C) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(n) Since January 1, 2019, (i) neither the Company nor any its Subsidiaries or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and its Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board or any committee thereof or to any non- employee director or the Chief Executive Officer of the Company pursuant to Section 307 of SOX.

(o) Section 3.6(o) of the Company Disclosure Schedule contains a true, correct and complete list of all indebtedness of the Company and its Subsidiaries, or guarantees of indebtedness of any Person by the Company or any of its Subsidiaries (excluding agreements between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of a wholly owned Subsidiary of the Company), and all definitive primary Contracts related thereto (collectively, “Indebtedness Contracts”). The Company has made available a true, correct and complete copy of each Indebtedness Contract. With respect to each such item of indebtedness, none of the Company or any of its Subsidiaries is in default and no payments are past due.

3.7 Absence of Certain Changes or Events.

(a) Since December 31, 2021 through the date of this Agreement, (i) except as expressly contemplated by this Agreement, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course of business and (ii) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Since March 31, 2022 through the date of this Agreement, there has not occurred any other action or event that would have required the consent of Parent pursuant to subsections (a), (b), (c), (d), (e), (f), (g), (h), (q), (r) or (u) (only as applicable to the foregoing subclauses) of Section 5.1 if such action or event occurred after the date of this Agreement.

3.8 Proxy Statement; Form S-4. The information supplied or to be supplied by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Form S-4 to be filed by Parent in connection with the Share Issuance will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or any of its Representatives for inclusion or incorporation by reference therein. The information supplied or to be supplied by or behalf of the Company or any of its Representatives for inclusion or incorporation by reference in (i) the Proxy Statement (and any amendment thereof) will not, when first mailed to the Company’s shareholders and at the time of any meeting of Company shareholders to be held in connection with the Merger, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or any of its Representatives for inclusion or incorporation by reference therein. The Proxy Statement will comply in all respects with provisions of any applicable Laws.

3.9 Legal Proceedings. Since January 1, 2019, there has been (a) no Proceeding pending, and no inquiry, audit or investigation by any Governmental Entity pending and (b) no Proceeding threatened in writing against the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries. Since January 1, 2019, none of the Company, any Subsidiary of the Company or any property or asset of the Company or any Subsidiary of the Company is or has been subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Entity, or any Order, determination or award of any Governmental Entity, in each case that contains ongoing material obligations.

3.10 Permits; Compliance.

(a) Each of the Company and its Subsidiaries is in possession of, and in compliance with, all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity necessary for each of the Company or its Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to hold or to comply with, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Subsidiary of the Company is or, since January 1, 2019 has been, in conflict with, default under or violation of, any Law applicable to the Company or any Subsidiary of the Company, to the conduct of the business or operations of the Company or any of its Subsidiaries, or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) In the past five (5) years, none of the Company, any of the Subsidiaries of the Company (including their officers, directors employees), or, to the Knowledge of the Company, agents or any other Representative of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers and other business intermediaries and Persons acting on their behalf) has, directly or knowingly indirectly, taken any action which would cause the Company or the Subsidiaries of the Company to be in violation of: (i) the Foreign Corrupt Practices Act of 1977 or any rules or regulations thereunder; (ii) the UK Bribery Act 2010; or (iii) any other applicable anticorruption and/or anti- bribery Laws (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anti-Corruption Laws”).

(d) There are no current, pending, or, to the Knowledge of the Company, threatened Proceedings against the Company, any of the Subsidiaries of the Company or any Representative or affiliate of the Company or any of the Subsidiaries of the Company (in each case as it relates to the Company or the Subsidiaries of the Company) with respect to any Applicable Anti-Corruption Laws. In the past five (5) years, neither the Company, the Subsidiaries of the Company nor, to the Knowledge of the Company, any Representatives of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers, and any other business intermediaries) (in each case as it relates to the Company or the Subsidiaries of the Company), has received notice of (i) any investigation by or request for information from a Governmental Entity relating to any actual or possible violation of Applicable Anti-Corruption Laws by the Company, any of the Subsidiaries of the Company or any Representatives of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers, and other business intermediaries) (in each case as it relates to the Company or the Subsidiaries of the Company), or (ii) any other allegation, investigation or inquiry regarding any actual or possible violation of the Applicable Anti-Corruption Laws by the Company, any of the Subsidiaries of the Company or any Representatives of the Company or any of the Subsidiaries of the Company (including consultants, distributors, resellers, and any other business intermediaries) (in each case as it relates to the Company or the Subsidiaries of the Company). In the past five (5) years, none of the Company and its Subsidiaries or controlled affiliates (including any of their respective officer, directors, employees or, to the Knowledge of the Company, their respective agents or other Persons acting on their behalf (in each case acting in their capacity as such)), have corruptly offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, or to a Governmental Official, or to any Person acting in an official capacity for or on behalf of any Governmental Entity, for purposes of (i) influencing any act or decision of any Person, or such Governmental Official in their official capacity, (ii) inducing any Person or such Governmental Official to do or omit to do any act in violation of their lawful duty, (iii) securing an improper advantage or (iv) inducing such Person or Governmental Official to use their influence improperly including with a Governmental Entity to affect or influence any act or decision, including of such Governmental Entity, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. For purposes of this Section 3.10(d), the term “Governmental Entity” shall also include any political party, royal family, government-owned or controlled entity (including state-owned or state-controlled businesses or quasi-government entities), public international organization (e.g., the World Bank or Red Cross) and the term “Governmental Official” shall incorporate the definition of Governmental Entity as modified for this Section 3.10(d) and shall also include any candidate for government or political office or member of a royal family.

(e) The Company has instituted and maintains internal controls, policies and procedures reasonably designed to ensure compliance with Applicable Anti-Corruption Laws. In the past five (5) years, the Company and each of the Subsidiaries of Company has kept books and records of their businesses in reasonable detail that accurately and fairly reflect the transactions and assets of such businesses.

(f) In the past five (5) years, and in each case with respect to the Company and any of the Subsidiaries of the Company, all of their respective directors, officers, and, to the Knowledge of the Company, employees or agents, have at all times been in compliance in all material respects with applicable Customs and Trade Laws.

(g) Neither the Company nor any of the Subsidiaries of the Company have, within the past five (5) years, (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity or similar agency with respect to any alleged act or omission arising under or relating to any non-compliance with any Customs and Trade Laws, (ii) to the Knowledge of the Company, been the subject of a current, pending or threatened investigation, inquiry or enforcement proceedings for violations of Customs and Trade Laws or (iii) received any notice, request, penalty or citation for any actual or potential non-compliance with Customs and Trade Laws.

(h) In the past five (5) years, the Company and each of the Subsidiaries of the Company has obtained all applicable import and export licenses and all other necessary consents, notices, waivers, approvals, orders, authorizations and declarations, and has completed all necessary registrations and filings, required under applicable Customs and Trade Laws, that are material to the operations of the Company.

(i) The Company and each Subsidiary of the Company has in place written policies, controls and systems reasonably designed to maintain compliance in all materials respects with applicable Customs and Trade Laws in each jurisdiction in which the Company and each Subsidiary of the Company conducts business.

(j) Since January 1, 2019, neither the Company nor any Subsidiary of the Company has (i) materially breached or violated any Law, or any material certification, representation, clause, provision or requirement pertaining to any Government Contract; (ii) been audited (except in the ordinary course of business) or investigated by any Governmental Entity with respect to any Government Contract; (iii) conducted or initiated any internal investigation (for which the assistance of outside counsel or an accounting firm was required) or made any disclosure with respect to any alleged or potential irregularity, misstatement, omission or actual or potential violation of Law arising under or relating to a Government Contract; (iv) received any written notice of breach, cure, show cause or default that remains unresolved with respect to a Government Contract; (v) had any Government Contract terminated for cause, default or failure to perform; (vi) represented as qualifying for any preferred bidder status, nor received any other Government Contract based in part or in whole on any preferred bidder status; or (vii) entered into any Government Contracts payable on a cost-reimbursement basis. The Company and each Subsidiary of the Company has established and maintained adequate internal controls for compliance with their respective Government Contracts. Neither the Company nor any Subsidiary of the Company nor any of their respective directors, officers, principals, or, to the Knowledge of the Company, any current employee, is or has been suspended or debarred, proposed for debarment or suspension, declared ineligible or determined non-responsive from holding, performing or bidding on any Government Contract, and no such proceeding regarding suspension, debarment, ineligibility or non-responsibility has been commenced or threatened. There are no material outstanding claims or disputes in connection with any of the Company’s or any of its Subsidiary’s Government Contracts. To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or significant overpayments with respect to any Government Contract.

(k) In the past five (5) years, (i) the Company, each Subsidiary of the Company, and all of their respective directors, officers, and, to the Knowledge of the Company, employees and agents, have been in compliance in all material respects with applicable Sanctions; (ii) neither the Company nor any Subsidiary of the Company has conducted, directly or indirectly, any business in any Sanctioned Jurisdiction or with any Sanctioned Person, in violation of applicable Sanctions; and (iii) neither the Company nor any Subsidiary of the Company, nor any of their directors, officers, employees or agents is a Sanctioned Person. The Company and each Subsidiary of the Company has in place written policies, controls, and systems reasonably designed to maintain compliance with all applicable Sanctions. Neither the Company nor any Subsidiary of the Company has within the past five (5) years (x) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions, (y) to the Knowledge of the Company been the subject of a past, current, pending or threatened investigation, inquiry or enforcement proceeding for a violation of Sanctions or (z) received any notice, request, penalty, or citation for any actual or potential non-compliance with Sanctions.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans (except that for individual employment agreements, offer letters, equity award agreements, severance agreements and similar agreements or arrangements, only the forms of such agreements or arrangements shall be listed along with the forms of any agreements that materially differ from such general forms). The Company has made available to Parent with respect to each Company Benefit Plan that is required to be listed on Section 3.11(a) of the Company Disclosure Schedule (in each case to the extent applicable): (A) the documents embodying such Company Benefit Plan, including all currently effective amendments thereto, and in the case of an unwritten Company Benefit Plan, a written description thereof; (B) the most recently filed annual report on Form 5500; (C) the most recently received IRS determination or opinion letter; (D) the most recent summary plan description together with each summary of any material modification thereto, and (E) all material correspondence to or from any Governmental Entity from the past three years relating to matters involving a material liability to the Company or any Subsidiary.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole (i) each Company Benefit Plan is and has been, operated in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code and all contributions or other amounts payable by the Company or any of its Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards, and (ii) each Company Benefit Plan (A) if intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and each trust created thereunder has been determined by the IRS to be exempt from Taxes under the provisions of Section 501(a) of the Code, and, to the Knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to adversely affect the qualification of such Company Benefit Plan and (B) if required to be funded, book-reserved or secured by an insurance policy, is, as of the date of this Agreement, fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable Law and accounting principles.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, other than routine claims for benefits, there are no Proceedings, pending or, to the Knowledge of the Company, threatened, with respect to any Company Benefit Plan.

(d) Neither the Company nor any Subsidiary of the Company nor any Company ERISA Affiliate currently has, or within the six (6)-year period preceding the date of this Agreement, had, an obligation to contribute to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA, (ii) a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “funded welfare plan” within the meaning of Section 419 of the Code, (iv) a multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), established or maintained for the purpose of offering or providing welfare plan benefits to the employees of two or more employers that are not ERISA Affiliates (including one or more self-employed individuals), or to their beneficiaries, or (v) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. No material liability under Title IV or Section 302 of ERISA has been incurred by the Company, any Subsidiary of the Company or any Company ERISA Affiliate that has not been satisfied in full.

(e) No Company Benefit Plan provides for, and neither the Company nor any Subsidiary has any liability to any Person to provide, post-retirement or other post-employment payments or welfare benefits (other than (i) health care continuation coverage required by Section 4980B of the Code or similar state or local Law, (ii) health care coverage through the end of the calendar month in which a termination of employment occurs, or (iii) other payments or benefits required under applicable Law).

(f) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is set forth in Section 3.11(f) of the Company Disclosure Schedule and has been operated and maintained in documentary and operational compliance with Section 409A of the Code. No compensation has been or would reasonably be expected to be includable in the gross income of any “service provider” (within the meaning of Section 409A of the Code) of the Company or any Subsidiary as a result of the operation of Section 409A of the Code, except as would not reasonably be expected to result, individually or in the aggregate, in material liability to the Company or any of its Subsidiaries, taken as a whole.

(g) Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event that is linked contractually to the Transactions:

(i) entitle any current or former employee, director, officer or individual independent contractor of the Company or any Subsidiary of the Company to any benefit, severance pay, incentive compensation or other compensatory payment; (ii) accelerate the time of payment, vesting or funding of any compensatory amount or employee benefit under any Company Benefit Plan, or increase the amount of compensation due under any Company Benefit Plan; or (iii) result in the payment of any amount or benefit to any such employee or other person under a Company Benefit Plan or otherwise that would, individually or in combination with any other such payment, constitute a “parachute payment” as defined in Section 280G(b)(2) of the Code or result in the imposition of an excise tax on such person under Section 4999 of the Code. There is no Contract, plan or arrangement by which the Company or any of the Subsidiaries of the Company are bound to compensate any individual for excise or other Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code.

(h) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, with respect to each Company Benefit Plan that is maintained outside of the United States primarily for the benefit of any current or former employees or individual service providers who are or were employed or providing services outside of the United States to the Company or any Subsidiary of the Company (each, a “Foreign Plan”), (i) all employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with applicable accounting practices, (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) each Foreign Plan has been established, maintained, fully funded and administered in accordance with its terms and all applicable Laws.

3.12 Employee and Labor Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each of the Company and the Subsidiaries of the Company currently complies, and since January 1, 2019 has complied, with all applicable Laws respecting labor, employment, immigration, employment practices, social security and Taxes in connection with employees and independent contractors, including all laws respecting terms and conditions of employment, hiring, promotion, termination, workers’ compensation, health and occupational safety (including, but not limited to, COVID-19), non-discrimination, harassment, child labor, privacy, disability rights or benefits, equal opportunity, plant closings, mass layoffs, affirmative action, payment of social security dues and contributions, profit sharing, labor relations, right to organize and to bargain collectively, pay equity, overtime pay, employee leave, independent contractor classification, exempt and non-exempt classification, compensation and benefits, unemployment insurance, wages and hours, and the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended, and state and local equivalents.

(b) (i) Neither the Company nor any Subsidiary of the Company is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or any Subsidiary of the Company, (ii) no labor union or organization, works council or group of employees of the Company or Subsidiary of the Company has made a pending written demand for recognition or certification and (iii) there are no, and there have not been since January 1, 2019 any, organizing, drives representation or certification proceedings or petitions seeking a representation proceeding and, to the Knowledge of the Company, no such proceedings or petitions are threatened to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(c) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, (i) there have been no grievances, hand-billing, picketing, work stoppage, lock-out, slowdown or labor strike and, to the Knowledge of the Company, none have been threatened against the Company or any Subsidiary of the Company and (ii) there is no unfair labor practice charge, labor dispute or labor arbitration proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Subsidiary of the Company.

(d) To the Knowledge of the Company, no current or former employee or individual independent contractor of the Company or any Subsidiary is in any material respect in violation of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, non-solicitation agreement, restrictive covenant or other obligation: (i) owed to the Company or any Subsidiary; or (ii) owed to any third party with respect to such person’s right to be employed or engaged by the Company or any Subsidiary.

3.13 Environmental Matters.

(a) The Company and each of its Subsidiaries (i) is and since January 2019 has been in compliance in all material respects with all, and is not subject to any material liability with respect to noncompliance with any, Environmental Laws, (ii) has and holds, or has applied for, all Environmental Permits necessary for the conduct of their business and the use of their properties and assets, as currently conducted and used, and (iii) is in compliance in all material respects with their respective Environmental Permits.

(b) There are no Environmental Claims pending nor, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and none of the Company or any of its Subsidiaries has received any written notification of any allegation of actual or potential responsibility for any Release or threatened Release of any Hazardous Materials, the subject matter of which would be likely to result in a material liability.

(c) None of the Company or any of its Subsidiaries (i) has entered into or agreed to any consent decree or consent order or is otherwise subject to any judgment, decree, or judicial or administrative order relating to compliance with Environmental Laws, Environmental Permits or to the investigation, sampling, monitoring, treatment, remediation, response, removal or cleanup of Hazardous Materials and no Proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto, or (ii) is an indemnitor by contract or otherwise in connection with any claim, demand, suit or action threatened or asserted by any third-party for any material liability under any Environmental Law or otherwise relating to any Hazardous Materials.

(d) None of the Company or any of its Subsidiaries has manufactured, distributed, disposed of, arranged for the disposal of, transported, released, or exposed any Person to, any Hazardous Material, and no facility or property, including the Company Real Property, is contaminated with any such Hazardous Material in a manner that would result in material liability pursuant to Environmental Law.

(e) None of the Company or any of its Subsidiaries has retained or assumed, either contractually or by operation of law, any liabilities or obligations of any other Person arising under Environmental Law or relating to Hazardous Materials.

(f) The Company has made available to Parent true, correct and complete copies of all material environmental reports, studies, assessments, investigations and audits in its possession or control, which relate to environmental matters or Hazardous Materials in connection with the Company Real Property or the business of the Company.

3.14 Real Property; Title to Assets.

(a) Section 3.14(a) of the Company Disclosure Schedule sets forth a true and complete list of all real property owned in fee by the Company or any of its Subsidiaries (collectively, the “Company Owned Real Property”), the address for each Company Owned Real Property and the name of the entity vested with title to such real property. The Company has made available to Parent accurate legal descriptions of all Company Owned Real Property and true, correct and complete copies of all deeds or other vesting instruments evidencing title of the Company and its Subsidiaries, as applicable, to each Company Owned Real Property. Neither the Company nor any Subsidiary is party to any Contract to purchase or sell any real property. The Company or any of its Subsidiaries, as the case may be, holds good and valid fee title to the Company Owned Real Property, free and clear of all Liens, except for Permitted Liens. All buildings, structures, improvements and fixtures located on the Company Real Property are in a state of good operating condition in all material respects and are sufficient for the continued conduct of business in the ordinary course, subject to reasonable wear and tear.

(b) Section 3.14(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of its Subsidiaries (collectively, the “Company Leased Real Property”), (ii) the address for each parcel of Company Leased Real Property, and (iii) a description of the material terms of the applicable lease, sublease or other agreement therefore and any and all amendments and modifications relating thereto. No Company Lease Agreement is subject to any Lien, including any right to the use or occupancy of any Company Leased Real Property, other than Permitted Liens. The Company has provided Parent with true, correct and complete copies of all leases, lease guaranties, licenses, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Company Leased Real Property, including all amendments, terminations and modifications thereof (individually, a “Company Lease Agreement” and, collectively, the “Company Lease Agreements”). All Company Lease Agreements are in full force and effect and are valid and enforceable against the Company or its Subsidiaries in accordance with their respective terms. There is not, under any Company Lease Agreements, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default) of the Company or its Subsidiaries, or to the Company’s Knowledge, any other party thereto. The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of the Company or its Subsidiaries or alter the rights or obligations of the sublessor, lessor or licensor under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Lease Agreements, or otherwise adversely affect the continued use and possession of the Company Leased Real Property for the conduct of business as presently conducted.

(c) The Company Owned Real Property and the Company Leased Real Property are referred to collectively herein as the “Company Real Property.” Except as has not had and would not reasonably be expected to, individually or in the aggregate, materially impair the use (or contemplated use), utility or value of the applicable Company Real Property or otherwise materially impair the present or contemplated business operations at such location, (i) each parcel of Company Real Property is in compliance in all material respects with all existing Laws applicable to such Company Real Property, (ii) neither the Company nor any of its Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Company’s Knowledge there are no such Proceedings threatened, affecting any portion of the Company Real Property, and (iii) there are no any pending, current or threatened actions by adjacent landowners, natural or artificial conditions upon or proposed or pending laws, ordinances, orders, regulations or requirements, or any other facts or conditions which could have a material effect upon such Company Real Property, the operations of the Company and its Subsidiaries thereon or the value of the Company Real Property. Neither the Company nor any Subsidiary has transferred, mortgaged or assigned any interest in any Company Lease Agreement or any Company Real Property, nor has the Company or any Subsidiary subleased or otherwise granted rights of use or occupancy of any Company Real Property to any other person or entity.

(d) Neither the Company nor its Subsidiaries is party to any agreement or subject to any claim that may require the payment of any real estate brokerage commissions, and no such commission is owed with respect to any of the Company Real Property.

(e) The Company or a Subsidiary of the Company has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and its Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens (except for Permitted Liens), except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.15 Tax Matters.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, all Tax Returns that are required to be filed by or with respect to any of the Company or its Subsidiaries have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete, and accurate and have been prepared in material compliance with applicable Law and each of the Company and its Subsidiaries has timely paid all Taxes due and owing by it, including any Taxes required to be withheld from amounts owing to, or collected from, any employee, existing or previous shareholder, creditor, or other third party (in each case, whether or not shown on any Tax Return), other than Taxes being contested in good faith by the Company or its Subsidiaries and for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and its Subsidiaries.

(b) Neither the Company nor any Subsidiary of the Company has incurred any material liability for Taxes since the date of the Most Recent Balance Sheet outside of the ordinary course of business.

(c) (i) No deficiencies for material amounts of Taxes have been claimed, proposed or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries except for deficiencies which have been fully satisfied by payment, settled or withdrawn; (ii) there is no ongoing, pending or threatened (in writing) audit, examination, investigation or other proceeding with respect to any material amounts of Taxes of the Company or any of its Subsidiaries and (iii) there are no waivers or extensions of any statute of limitations currently in effect with respect to material Taxes of the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355(a) of the Code (or any similar provision of state, local, or non-U.S. Law) in the two (2) years prior to the date of this Agreement.

(e) Neither the Company nor any of its Subsidiaries (i) has been a member of a consolidated, combined or unitary tax group other than a group of which the Company or one of its Subsidiaries has been the common parent or (ii) has any liability for material Taxes of any other person (other than the Company or one of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor under applicable Law, by Contract (other than agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax) or otherwise by operation of Law.

(f) Neither the Company nor any of its Subsidiaries is a party to or bound by any material Tax allocation, indemnification, or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax, and (ii) any agreement solely between or among any of the Company and any of its Subsidiaries) or any material closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law).

(g) There are no Liens for Taxes upon any property or assets of the Company or its Subsidiaries, except for Permitted Liens.

(h) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of Treasury Regulations Sections 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(i) No written claim has been made by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to a material amount of Tax or required to file a material Tax Return in a jurisdiction where it does not file Tax Returns. Neither the Company nor any of its Subsidiaries is subject to any material Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or similar place of business or business operations in that country.

(j) The Company and each of its Subsidiaries are in material compliance with all applicable transfer pricing Laws and regulations in all jurisdictions in which the Company or each such Subsidiary, as the case may be, does business and the prices and terms for the provision of any loan, property or services provided by or to the Company and any of its Subsidiaries are at arm’s length in all material respects.

(k) No Subsidiary of the Company that is organized in the United States is or has been a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) None of the Company or any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income or pay Taxes in any taxable period beginning after the Closing Date, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date filed or requested prior to the Closing or as a result of an accounting methods employed prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) “gain recognition agreement” pursuant to Section 367 of the Code entered into prior to Closing, “domestic use election” pursuant to Section 1503(d) of the Code, or other similar agreement, (v) an election under Section 965(h) of the Code, (vi) under Sections 951 or 951A of the Code or (vii) a prepaid amount received prior to the Closing outside the ordinary course of business.

(m) None of the Company or any of its Subsidiaries has (i) deferred any payment of material Taxes otherwise due through any automatic extension or other grant of relief provided by a COVID-19 Measures or (ii) otherwise sought or received any other material benefit from any applicable Governmental Entity related to any governmental response to COVID-19, including any benefit provided or authorized by a COVID-19 Measures, in each case, other than any generally available deferral or other benefits not specifically applicable, or granted, to the Company or its Subsidiaries.

3.16 Material Contracts.

(a) Section 3.16(a) of the Company Disclosure Schedule lists, as of the date hereof, of each of the following Contracts (other than any Company Benefit Plans) to which the Company or any of its Subsidiaries is a party, or which binds their respective properties or assets (provided, however, that the Company Material Contracts will be deemed to include, without requirement of listing, any “material contract”(as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed or furnished as an exhibit to the Company SEC Documents filed or furnished with the SEC prior to the date of this Agreement, other than any Company Benefit Plan) (such Contracts as required to be set forth in Section 3.16(a) of the Company Disclosure Schedule or that would be required to be set forth in Section 3.16(a) of the Company Disclosure Schedule if entered into on or prior to the date of this Agreement, but actually entered into after the date of this Agreement, together with each “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC), collectively being, the “Company Material Contracts”):

(i) each Contract with (A) each of the top ten (10) customers of the Company and its Subsidiaries (excluding, for the avoidance of doubt, resellers, distributors, or sales agents) by revenue received during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof (each, a “Material Customer”), (B) each of the top ten (10) suppliers and vendors of the Company and its Subsidiaries by spend during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof (each, a “Material Supplier”) or (C) each of the top five (5) resellers, distributors, or sales agents of the Company Products and Technology by revenue received therefrom by the Company or any of its Subsidiaries during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof (each, a “Material Reseller”) that has not been fully performed, excluding (i) non-disclosure agreements, (ii) purchase or service orders, (iii) sales acknowledgments, (iv) statements of work, in each case of clauses (i) through (iv), that have been satisfied in full;

(ii) Contracts under which the Company or any of its Subsidiaries has, or is owed, continuing indemnification, earnout or similar obligations (other than customary indemnification obligations (including a reasonable limitation of liability) in connection with the distribution, sale, or license of Company Products in the ordinary course of business) to or by any third person, other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iii) any Contract concerning the acquisition or divesture of any entity or any business (or all or substantially all of the assets of any entity or any business), or any material investment in, or material acquisition or divestiture of any security of, any entity, by the Company or any of its Subsidiaries;

(iv) Contracts concerning the establishment or operation of a partnership, joint venture, limited liability company, profit sharing arrangement, strategic alliance, or other similar arrangement;

(v) all Contracts that (A) limit or purport to limit in any material way the ability of the Company or any Subsidiary of the Company, to compete with any Person, in any line of business, market or field, or develop, sell, supply, manufacture, market or distribute any material product, service or technology, in each case, in any geographic area, (B) pursuant to which a third party is granted material exclusivity rights (other than customization work for customers in the ordinary course of business) or (C) subject the Company or any Subsidiary of the Company to any material “most-favored nation” or similar provision, or that otherwise requires the Company or any of its Subsidiaries (or following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or that includes a material minimum supply, purchase, price protection, or rebate provision in favor of the counterparty to such Contract;

(vi) each material foundry agreement, each material agreement relating to packaging, assembly and testing, and each material agreement relating to manufacturing services;

(vii) each material “single source” supply Contract pursuant to which goods or materials are supplied to the Company or a Subsidiary of the Company from a sole source;

(viii) each Contract that grants any right of first refusal or right of first offer or similar right with respect to any assets, rights or properties of the Company or any Subsidiary of the Company;

(ix) Contracts pursuant to which the Company or any of its Subsidiaries licenses (A) Company Material Intellectual Property from a Third Party, other than non-exclusive licenses (1) of uncustomized commercially available Software for less than two million dollars ($2,000,000) annually, (2) of commercially available Intellectual Property pursuant to stock, boilerplate, or other generally non-negotiable terms, such as, for example, website and mobile application terms and conditions or terms of use, stock photography licenses, and similar Contracts for less than two million dollars ($2,000,000) annually, or (3) that are implied by or incidental to the sale or purchase of products or services in the ordinary course of business or (B) Company Owned Intellectual Property to a Third Party, other than non-exclusive licenses granted, or otherwise implied by or incidental to, the distribution, sale, or license of Company Products in the ordinary course of business;

(x) all Contracts (excluding licenses for commercially available components or Software that are generally available on nondiscriminatory pricing terms) under which the Company or any Subsidiary of the Company is assigned or granted any license, option or immunity (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to, any Intellectual Property of a Third Party that is material to the business of the Company and the Subsidiaries of the Company, taken as a whole;

(xi) each Company Lease Agreement;

(xii) each Contract that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee of, note, mortgage or other agreement providing for or evidencing indebtedness (including obligations under any capitalized leases but excluding agreements between the Company and any wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company) or pursuant to which the Company or any of its Subsidiaries guarantees any such indebtedness of any other Person (other than the Company or another wholly owned Subsidiary of the Company), (B) restricts the Company’s and its Subsidiaries’ (taken as a whole) ability to incur indebtedness or guarantee the indebtedness of others, (C) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens on any property or asset of the Company or its Subsidiaries that is material to the Company and its Subsidiaries, taken as a whole or (D) is an interest rate derivative, currency derivative, forward purchasing, swap or other hedging contract;

(xiii) all Contracts entered into in connection with the settlement or other resolution of any Proceeding and all material Contracts entered into in connection with the threat of any Proceeding, in each case, other than (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the ordinary course of business, and (B) settlement agreements under which no party thereto has any continuing right or obligation (other than confidentiality obligations);

(xiv) any Government Contract;

(xv) any Order or settlement or conciliation agreement with any Governmental Entity;

(xvi) Contracts pursuant to which there is an existing escrow fund or holdback arrangement providing security for any obligation or liability in connection therewith;

(xvii) any Contract for capital expenditures requiring future payments by the Company or the Subsidiaries of the Company in excess of ten million dollars ($10,000,000) with respect to any project or series of projects; and

(xviii) any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any Equity Interests of the Company or any of its Subsidiaries or (C) providing the Company or any of the Subsidiaries of the Company with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (i) each Company Material Contract is a legal, valid and binding agreement and, is in full force and effect and are enforceable against the Company or the applicable Subsidiary, on the one hand, and the other parties thereto, on the other hand, in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) the Company, or the applicable Subsidiary, has performed all obligations required to be performed by it under the Company Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of the Company, each other party to each Company Material Contract has performed all obligations required to be performed by it under such Company Material Contract and is not (with or without notice or lapse of time, or both) in breach or default thereunder, and (iii) since January 1, 2019, neither the Company nor any of its Subsidiaries has received or sent written (or to the Knowledge of the Company, other) notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Company Material Contract. Since January 1, 2019, the Company has not received or sent any written (or to the Knowledge of the Company, other) notice of any actual or potential termination, non-renewal, or amendment or modification to, or diminution or other alternation in quantity or quality of any products or services provided pursuant to, any Company Material Contract. The Company has made available a true, correct, and complete copy of each Company Material Contract (including any amendments or modifications thereto).

3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a true, correct, and complete list of all Company Owned Intellectual Property that is Registered IP (collectively, “Company Registered IP”), including for each item: (i) the current owner; (ii) the jurisdiction of application or registration; (iii) the application or registration number, and, where applicable, the title; and (iv) the date filing or of registration. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Registered IP is subsisting (other than applications for Patents or Marks pending as of the date hereof) and, to the Knowledge of the Company, is valid and enforceable, and have been duly maintained (including the payment of maintenance fees). None of the Company Registered IP has been abandoned or cancelled (other than (A) on the expiration of the full term for such Company Registered IP, or (B) abandonment or cancellation that was made in the Company’s reasonable business judgment in consistent with its business practice and which abandonment and cancellation, taken as a whole, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole). No Proceeding is pending or, to Knowledge of the Company, is threatened, that challenges the validity, enforceability, registration or ownership of any material Company Registered IP.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of its Subsidiaries (i) is the exclusive owner of and possesses all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens), and (ii) has the right to use, sell, license and otherwise exploit, as the case may be, all other Intellectual Property as the same is currently used, sold, licensed and otherwise exploited by the Company and its Subsidiaries.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the operations of the businesses of the Company nor any of its Subsidiaries, including the design, manufacture, distribution, and exploitation of any Company Product do not infringe, misappropriate, dilute, or otherwise violate the Intellectual Property rights of any Person. Neither the Company nor any of its Subsidiaries has received any written claim, demand, or notice since January 1, 2019 alleging any such infringement, misappropriation, dilution, or violation. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property. No written requests or demands for indemnification or defense as a result of a claim that a Company Product infringes Intellectual Property of any Person, has been received by the Company or any Subsidiary of the Company from any third party since January 1, 2019 that have resulted, or would reasonably be expected to result, in material liability to the Company or a Subsidiary of the Company. Since January 1, 2019, neither Company nor any Subsidiary of the Company has brought any Proceeding against any other Person, or provided any other Person with written notice, alleging any Person is infringing, misappropriating or otherwise violating any Company Material Intellectual Property.

(d) To the Knowledge of the Company, each current employee and contractor, and each former employee and contractor or consultant employed by or providing services to the Company, who is or has been involved in the development of any Company Material Intellectual Property, has executed and delivered to the Company or a Subsidiary of the Company agreements that each contain a valid assignment to the Company or one of the Subsidiaries of the Company all right, title and interest in and to any such Company Material Intellectual Property arising from such Person’s work for or on behalf of the Company or such Subsidiary of the Company (or all such right, title, and interest has vested in the Company or such Subsidiary by operation of Law).

(e) Neither the Company nor any Subsidiary of the Company has received any material support, funding, resources or assistance from any government entities, academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business) in the development of any (i) Company Product or (ii) Software or other technology of the Company and its Subsidiaries, in each case (i) and (ii) that resulted in, or is reasonably expected to result in, such third parties being granted any rights or licenses to, or ownership interest in, any Company Material Intellectual Property.

(f) No Open Source Materials are contained in, distributed with, or linked to any material Company-owned portions of Company Products in a manner that imposes on such Company Products or portion thereof, or would impose upon distribution thereof, a requirement or condition that any such Company Products or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed to allow third parties to make modifications or derivative works or (iii) be licensed as Open Source Materials ((i) through (iii), “Copyleft Terms”), other than Company Products that are initially intended to be distributed by the Company as Open Source Materials and are expressly notified to third parties as being Open Source Materials, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g) The Company and each Subsidiary of the Company have taken commercially reasonable measures to protect all Trade Secrets that are material to the Company or its Subsidiaries and, to the Knowledge of the Company, there have been no unauthorized uses or disclosures of any such Trade Secrets. It is the policy of the Company that each employee of, and each consultant to, the Company or any Subsidiary of the Company, in each case, who has been engaged in the development of any

(i) current Company Product, or (ii) material Software or other material technology of the Company and its Subsidiaries, has entered into a proprietary information and invention assignment agreement with the Company or a Subsidiary of the Company for whom such employee or consultant provides or provided services. Since January 1, 2019, to the Knowledge of the Company, no such employee or consultant has materially violated such agreement or otherwise misappropriated any Trade Secret that constitutes Company Material Intellectual Property.

(h) Neither the Company nor any of the Subsidiaries of the Company is obligated to grant licenses or rights to or otherwise restrict the ability of the Company or any Subsidiary of the Company to enforce, license or exclude others from using or practicing, any Company Material Intellectual Property as a result of the Company’s or any Subsidiary of the Company’s membership or affiliation with any patent pool, standards setting bodies, or similar bodies or organizations.

3.18 Data Processing; Privacy; Security.

(a) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are, to the Knowledge of the Company, and at all times since January 1, 2019 have been, in compliance with all applicable Data Processing Requirements. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, there is no, and since January 1, 2019 has been no, written actions, claims, investigations, inquiries, or Proceedings to or against the Company or any of its Subsidiaries relating to the Processing of Company Data, privacy, data protection, or security.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have since January 1, 2019 implemented and maintained commercially reasonable data security measures designed to protect Company Data, and have resolved critical security issues or vulnerabilities identified by or to the Company or any of its Subsidiaries. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, since January 1, 2019, there has been no breach, or successful ransomware, denial of access attack, denial of service attack, or hacking with respect to any computer, information technology, system, or network used by the Company or any of its Subsidiaries, nor any accidental, unlawful, or unauthorized access to, or other Processing of, Company Data.

3.19 Nasdaq; No Other Listing. The Company is in compliance in all material respects with the applicable criteria for continued listing of the ADSs on Nasdaq including all applicable corporate governance rules and regulations. Neither the Shares nor ADSs are listed on any stock exchange or than Nasdaq.

3.20 Material Customers, Suppliers and Resellers.

(a) Section 3.20(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of Material Customers. Neither the Company nor any of its Subsidiaries has received or sent any written (or the Knowledge of the Company other) notice from or to any Material Customer with respect to, and the Company does not have any reasonable basis to believe that there may occur, any actual or potential termination, non-renewal, or amendment or modification of or to the commercial relationship or any Contract with, or diminution or other alternation in pricing, quantity, quality, or delivery of any products or services provided to, any Material Customer.

(b) Section 3.20(b) of the Company Disclosure Schedule sets forth a true, complete and correct list of Material Suppliers. Neither the Company nor any of its Subsidiaries has received or sent any written (or the Knowledge of the Company other) notice from or to any Material Supplier with respect to, and the Company does not have any reasonable basis to believe that there may occur, any actual or potential termination, non-renewal, or amendment or modification of or to the commercial relationship or any Contract with, or diminution or other alternation in pricing, quantity, quality, or delivery of any products or services provided by, any Material Supplier.

(c) Section 3.20(c) of the Company Disclosure Schedule sets forth a true, complete and correct list of Material Resellers. Neither the Company nor any of its Subsidiaries has received or sent any written (or the Knowledge of the Company other) notice from or to any Material Reseller with respect to, and the Company does not have any reasonable basis to believe that there may occur, any actual or potential termination, non-renewal, or amendment or modification of or to the commercial relationship or any Contract with, or diminution or other alternation in pricing, quantity, quality, or delivery of any products or services provided to or marketed, sold, resold or otherwise distributed, any Material Reseller.

3.21 Insurance.

(a) The Company and each of its Subsidiaries are, and continually since January 1, 2019, insured against such losses and risks in such amounts as are customary to the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expressed under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary of the Company is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both); (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; and (iv) as of the date of this Agreement, there is no claim pending under any insurance policies of the Company and its Subsidiaries as to which coverage has been denied by the underwriters of such policies.

(c) True and complete copies of all material insurance policies applicable to the Company and its Subsidiaries have been provided to Parent prior to the date hereof.

3.22 Broker’s Fees. No agent, broker, finder or investment banker (other than Goldman Sachs (Asia) L.L.C., the “Company Financial Advisor”) is entitled to any brokerage, finders’ or other fee or commission in connection with the execution and delivery of this Agreement or any of the Transactions that is based upon arrangements made by, or on behalf of, the Company or any of its Subsidiaries or that is otherwise payable by or on behalf of the Company or any of its Subsidiaries.

3.23 Takeover Statutes. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company, including any such applicable Laws under the CICA (each a “Takeover Statute”), does not, and will not, apply to the Company, the Shares, this Agreement or the Transactions, including the Merger.

3.24 Interested Party Transactions. Other than compensation payable to officers and directors and employee expense reimbursement obligations, there are no existing Contracts, transactions, indebtedness or other arrangements between the Company or any of its Subsidiaries, on the one hand, and any of the directors, officers or affiliates of the Company and its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

3.25 Vote Required. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

3.26 Opinion of Financial Advisor. The Company Board has received an opinion from the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various qualifications and assumptions set forth in the written opinion of the Company Financial Advisor, the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, to be paid to holders (other than Parent and its affiliates) of Shares and of ADSs pursuant to this Agreement is fair from a financial point of view to such holders. The Company will make available to Parent on a non-reliance basis a written copy of such opinion as soon as practicable after the date of this Agreement for information purposes only (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent, Merger Sub or their respective affiliates).

3.27 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article 3 (as qualified by the Company Disclosure Schedule), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates or Representatives on any such representation or warranty) with respect to the Company, its Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teaser, marketing materials, consulting reports or materials, confidential information memorandum, management presentations, functional “break- out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is included in a representation or warranty contained in this Article 3 (as qualified by the Company Disclosure Schedule).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed or identified in the Parent SEC Documents filed or furnished with the SEC prior to the date hereof and after January 1, 2019 (other than any risk factors or forward-looking disclosures contained in the “Forward Looking Statements” or “Risk Factors” or similar sections of the Parent SEC Documents or other statements that are similarly nonspecific or predictive, cautionary, or forward- looking) (provided that nothing disclosed in the Parent SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Sections 4.2, 4.3(a)(i), 4.4 or 4.6), Parent and Merger Sub hereby represent and warrant to the Company as follows:

4.1 Corporate Organization. Each of Parent and Merger Sub is a corporation, exempted company or other entity duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite corporate or other entity power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Merger Sub is duly licensed or qualified to do business in each jurisdiction where or the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Authority, Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all necessary power and authority to perform and comply with each of its obligations under this Agreement and to consummate the Transactions applicable to such party. The execution and delivery by each of Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions applicable to it have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub and no shareholder votes (other than Parent’s vote as the sole shareholder of Merger Sub) are necessary to authorize this Agreement, the Plan of Merger or the consummation by Parent and Merger Sub of the Transactions under the CICA and their respective organizational documents. Each of Parent and Merger Sub has duly and validly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and Merger Sub’s legal, valid and binding obligation, enforceable against each of Parent and Merger Sub in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

4.3 No Conflicts.

(a) The execution and delivery of this Agreement by Parent and Merger Sub, does not and will not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate any provision of the certificate of incorporation, bylaws or similar organizational documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) have been obtained and all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Merger Sub or any other Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”), or by which any property or asset of Parent or any Parent Subsidiary is bound or affected or (iii) require any consent or approval under, result in any breach of or any loss of any benefit under, constitute a change of control or default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation or loss or a benefit of Parent or Parent Subsidiary pursuant to, or give rise to a right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Parent or any Parent Subsidiary, including Merger Sub, pursuant to any material Contract or permit to which Parent or any Parent Subsidiary is a party or is bound, except, with respect to (ii) and (iii) for any such conflicts, violations, breaches, defaults, Liens or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not and will not, and the performance of this Agreement by Parent and Merger Sub will not and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) any filings as may be required under the rules and regulation of Nasdaq, (ii) applicable requirements, if any, of the Securities Act, the Exchange Act and Blue Sky Laws, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands, the registration of the Merger by the Registrar of Companies in the Cayman Islands, the filing of the registration statement on Form S-4 in connection with the Share Issuance and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iv) the pre-merger notification requirements of the HSR Act and similar requirements under other applicable Regulatory Laws and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings, registrations with or notifications to, any Governmental Entity, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Merger Sub does not have any creditors holding a fixed or floating security interest over any of its assets, and as such, no creditor consent to the Merger within the meaning of section 233(8) of the CICA is required.

4.4 Capitalization.

(a) The authorized capital stock of Parent consists of 550,000,000 shares of common stock, par value $0.0001 per share (“Parent Common Stock”), and 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). No shares of Parent Preferred Stock are issued or outstanding. All issued and outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the terms of this Agreement, will be, validly issued, fully paid and nonassessable and are issued free of any preemptive rights. All shares of Parent Common Stock subject to issuance upon the exercise, vesting or conversion of any convertible security will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar rights.

(b) As of the close of business on May 2, 2022 (the “Parent Capitalization Date”):

(i) 77,603,713 shares of Parent Common Stock were issued and outstanding;

(ii) no shares of Parent Common Stock were held in treasury;

(iii) 16,446,316 shares of Parent Common Stock were reserved for issuance under Parent equity plans, of which amount (A) 399,377 shares of Parent Common Stock are issuable upon the exercise of options to purchase or acquire shares of Parent Common Stock, (B) $0 are payable upon settlement of cash-settled Parent stock appreciation rights, and (C) 7,333,861 shares of Parent Common Stock are issuable upon the settlement of outstanding restricted stock unit covering shares of Parent Common Stock including any restricted stock units subject to performance vesting goals or metrics (with respect to performance-based awards, assuming performance is achieved at “target”), and (D) no shares of Parent Common Stock are subject to restricted share awards (with respect to performance-based awards, assuming performance is achieved at “target”).

(c) Except as set forth in Section 4.4(b), other than shares of Parent Common Stock issued since the Parent Capitalization Date pursuant to the terms of equity awards, as of the date hereof, there are no outstanding shares of capital stock or other Equity Interests of Parent, including any options, warrants, calls, or other rights, agreements, arrangements or commitments of any character to which Parent is a party or by which Parent is bound relating to the issued or unissued capital stock or other Equity Interests of Parent, or securities convertible into or exchangeable for such capital stock or other Equity Interests, or obligating Parent to issue or sell any shares of its capital stock or other Equity Interests, or securities convertible into or exchangeable for such capital stock of, or other Equity Interests in, Parent.

4.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished all forms, reports and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act (all such documents filed or furnished by Parent, the “Parent SEC Documents”) since January 1, 2019. None of the Subsidiaries of Parent is required to make any filings with the SEC.

(b) As of its respective filing date (or, if amended or superseded prior to the date of this Agreement, on the date of such filing) each Parent SEC Document complied as to form in all material respects with the requirements of the SOX, the Exchange Act, and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and did not, at the time it was filed or furnished (or, if amended or superseded prior to the date of this Agreement, on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c) Each of the consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes thereto) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) and each fairly presented, in all material respects, the consolidated financial position, the results of operations, cash flows and changes in shareholders’ equity of Parent and its Subsidiaries as and at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments). Except as have been described in the Parent SEC Documents, there are no unconsolidated Subsidiaries of Parent or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303 of Regulation S-K promulgated by the SEC.

(d) Except as and to the extent set forth in the audited consolidated balance sheet of Parent and its consolidated Subsidiaries as of December 31, 2021, including the notes thereto, neither Parent nor any Subsidiary of Parent has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by GAAP, except for liabilities or obligations (i) incurred since December 31, 2021, in the ordinary course of business, (ii) in the form of executory obligations under any Contract to which Parent is a party or is bound and that are not in the nature of material breaches of such Contracts, (iii) do not result from a breach of Contract (including any representation or warranty therein), breach of warranty, violation of Law, infringement, misappropriation, or other tort, (iv) incurred in connection with fees and expenses of legal counsel, accountants and other third party advisors or services providers, (v) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions, or (vi) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Each of the principal executive officer of Parent and the principal financial officer of Parent (and each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and 18 U.S.C. Section 1350 (Section 906 of the SOX) and the rules and regulations promulgated thereunder with respect to Parent SEC Documents filed or furnished with the SEC, and prior to the date of this Agreement, neither Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.6(f), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither Parent nor any of the Subsidiaries of Parent has outstanding, or has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(f) Parent has implemented, and at all time since January 1, 2019, has maintained a system of financial controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance: (i) that transactions are executed in accordance with management’s general or special authorizations; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries, as applicable, that could have a material effect on Parent’s financial statements; (iv) that the maintenance of records in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent on a consolidated basis; and (v) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g) Parent and its Subsidiaries keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent or Subsidiary, and maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (w) transactions are executed in accordance with management’s general or specific authorization; (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or any other criteria applicable to such statements, and to maintain accountability for assets; (y) access to assets is permitted only in accordance with management’s general or specific authorization; and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(h) Parent has (i) implemented and maintained “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by Parent in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure and (ii) disclosed, based on its most recent evaluation prior to the date of this Agreement to Parent’s outside auditors and the audit committee of the Parent Board, (A) any significant deficiencies and material weaknesses in the design or operation of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that would be reasonably likely to adversely affect in any material way Parent’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s “internal control over financial reporting.” Any material change in internal control over financial reporting required to be disclosed in any Parent SEC Document on or prior to the date of this Agreement has been so disclosed.

(i) As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to Parent or the Parent SEC Documents filed or furnished with the SEC noted in comment letters or, to the Knowledge of Parent, other correspondence received by Parent or its attorneys from the SEC and (ii) there are no pending or threatened (A) formal or informal investigation or other review of, or Proceeding against, Parent or any of its directors or officers by the SEC or (B) inspection of an audit of Parent’s financial statements by the Public Company Accounting Oversight Board.

(j) Neither Parent nor any of the Subsidiaries of Parent is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Subsidiaries of Parent, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off- balance sheet arrangements” (as contemplated by Instruction 8 to Item 303(b) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of the Subsidiaries of Parent in Parent’s or such Subsidiary’s published financial statements or the Parent SEC Documents.

(k) Since January 1, 2019, none of Parent, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of Parent, (B) “material weakness” in the internal controls over financial reporting of Parent or (C) fraud, whether or not material, that involves management or other employees of Parent who have a significant role in the internal controls over financial reporting of Parent

(l) Since January 1, 2019, (i) neither Parent nor any of its Subsidiaries or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to Parent and its Subsidiaries, taken as a whole, and (ii) no attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Representatives to the Parent Board or any committee thereof or to any non-employee director or the Chief Executive Officer of Parent pursuant to Section 307 of SOX.

4.6 Absence of Certain Changes or Events. Since January 1, 2020 through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, Parent and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and (b) there has not been any change, event, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.7 Compliance with Laws. Neither Parent nor any Subsidiary of Parent is or, since January 1, 2019 has been, in conflict with, default under or violation of, any Law applicable to Parent or any Subsidiary of Parent, to the conduct of the business or operations of Parent or any of its Subsidiaries, or by which any property or asset of Parent or any Subsidiary of Parent is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8 Material Contracts.

(a) A “Parent Material Contract” is any Contract to which Parent or any of its Subsidiaries is a party, or which binds their respective properties or assets, that (i) is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act or (ii) is with any of the top ten (10) customers of Parent or Parent Subsidiaries by revenue received during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof,(iv) is with any of the top five (5) suppliers of Parent or Parent Subsidiaries by spend during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof or (v) is with any of the top five (5) resellers, distributors, or sales agents of Parent or Parent Subsidiaries by revenue received during the twelve (12) month period ending December 31, 2021 and the period beginning on January 1, 2022 and ending on the date hereof.

(b) Except as would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole, (i) each Parent Material Contract is a legal, valid and binding agreement and, is in full force and effect and are enforceable against Parent or the applicable Parent Subsidiary, on the one hand, and the other parties thereto, on the other hand, in accordance with their terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought, (ii) Parent, or the applicable Parent Subsidiary, has performed all obligations required to be performed by it under Parent Material Contracts, and it is not (with or without notice or lapse of time, or both) in breach or default thereunder and, to the Knowledge of Parent, each other party to each Parent Material Contract has performed all obligations required to be performed by it under such Parent Material Contract and is not (with or without notice or lapse of time, or both) in breach or default thereunder, and (iii) since January 1, 2019, neither Parent nor any of its Subsidiaries has received or sent written (or to the Knowledge of Parent, other) notice of any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any Parent Material Contract. Since January 1, 2019, Parent has not received or sent any written (or to the Knowledge of Parent, other) notice of any actual or potential termination, non-renewal, or amendment or modification to, or diminution or other alternation in quantity or quality of any products or services provided pursuant to, any Parent Material Contract.

4.9 Proxy Statement; Form S-4. The information supplied or to be supplied by or on behalf of Parent or any of its Representatives for inclusion or incorporation by reference in the Form S-4 to be filed by Parent in connection with the Share Issuance will not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein. The information supplied or to be supplied by or on behalf of Parent or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof) will not, when first mailed to the Company’s shareholders and at the time of any meeting of Company shareholders to be held in connection with the Merger, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or any of its Representatives for inclusion or incorporation by reference therein. The Form S-4 will comply in all respects with provisions of any applicable Laws.

4.10 Legal Proceedings. As of the date of this Agreement, there is (a) no Proceeding pending, and (b) to the Knowledge of Parent, (i) no inquiry, audit or investigation by any Governmental Entity pending and (ii) no Proceeding threatened against Parent or any Parent Subsidiary, or any property or asset of Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any Parent Subsidiary nor any property or asset of Parent or any Parent Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Entity, or any Order, determination or award of any Governmental Entity, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.11 Financing.

(a) As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Debt Commitment Letter”) and fully executed fee letters (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Fee Letters”) relating thereto (except that the fee amounts, pricing caps and other economic terms in the Fee Letters may be redacted in a customary manner so long as no such redaction covers terms that would adversely affect the amount or conditionality of the Debt Financing) (such Debt Commitment Letter and Fee Letters are referred to collectively herein as the “Debt Financing Commitment”), among Parent and the Financing Sources party thereto (the “Commitment Parties”), pursuant to which the Commitment Parties have agreed, subject to the terms and conditions of the Debt Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein. The debt financing contemplated under the Debt Financing Commitment is referred to herein as the “Debt Financing.”

(b) The Debt Financing Commitment is, as of the date hereof, in full force and effect. The Debt Financing Commitment is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (except to the extent enforcement may be limited by (1) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (2) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”)). As of the date hereof, (i) neither Parent nor, to the knowledge of Parent, any other counterparty to the Debt Financing Commitment is in breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Financing Commitment and (ii) assuming the accuracy of the representations and warranties in Article 3 (to the extent that a breach of any such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent or Merger Sub (or, to the knowledge of Parent, any of the Commitment Parties) under the Debt Financing Commitment, (B) constitute or result in a failure by Parent to satisfy any condition to the funding of the Debt Financing set forth in the Debt Financing Commitment, or (C) otherwise result in any portion of the Debt Financing not being available on the Closing Date, assuming the conditions to the Debt Financing are satisfied or waived in accordance with the terms thereof. As of the date hereof, Parent has not received any notice from any party to the Debt Financing Commitment with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Debt Financing Commitment or (ii) any intention of such party to terminate the Debt Financing Commitment or to not provide all or any portion of the Debt Financing. No amendment or modification (other than to add lenders, lead arrangers, bookrunners or syndication agents) to, or withdrawal, termination or rescission of, the Debt Financing Commitment is currently contemplated, and the respective commitments contained in the Debt Financing Commitment have not been withdrawn or rescinded in any respect. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof and assuming the accuracy of the representations and warranties in Article 3 (to the extent that a breach of any such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), as of the date hereof, Parent and Merger Sub: (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Financing Commitment) that they will be unable to satisfy on a timely basis any condition to the funding of the Debt Financing and (ii) know of no fact, circumstance or condition that would reasonably be expected to (A) cause the Debt Financing Commitment to be terminated, withdrawn, modified, repudiated or rescinded or become unenforceable (except to the extent enforcement may be limited by the Remedies Exceptions) or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Financing Commitment to not be available to Parent on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than those expressly set forth in the Debt Financing Commitment. There are no side letters or other agreements, contracts or arrangements, whether written or oral, imposing any additional conditions or contingencies upon the funding of the full amount, of the Debt Financing, or that would otherwise reasonably be expected to adversely affect the conditionality, enforceability or availability of the Debt Financing, other than as expressly set forth in the Debt Financing Commitment. All commitment fees or other fees required to be paid under the Debt Financing Commitment on or prior to the date of this Agreement have been paid in full, and Parent will pay all additional fees under the Debt Financing Commitment as they become due. Parent understands and acknowledges that under the terms of this Agreement, Parent’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Parent’s consummation of any financing arrangements, Parent’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent. To the extent this Agreement must be in a form acceptable to the Financing Sources, the Financing Sources have approved this Agreement.

4.12 Sufficient Funds. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof, and subject in all respects to the terms and conditions of this Agreement, the net proceeds contemplated by the Debt Financing, together with the Company’s cash on hand and cash on hand at Parent and the other financial resources available to Parent, will, in the aggregate, be sufficient for Parent to (i) pay the Per Share Cash Merger Consideration and Per ADS Cash Merger Consideration payable pursuant to this Agreement, any cash in lieu of fractional shares of Parent Common Stock and any funds to be provided by Parent to the Company to enable the Company to fund payments (if any) required to be made in connection with the transactions contemplated by this Agreement in accordance with Section 2.2 hereof, (ii) repay any indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged pursuant to this Agreement, and (iii) pay all fees, costs and expenses required to be paid by Parent, Merger Sub or the Surviving Company or any of their respective affiliates pursuant to this Agreement.

4.13 Valid Issuance. The shares of Parent Common Stock issued in the Share Issuance, when issued and delivered to in accordance with this Agreement, will be duly authorized and validly issued, fully paid and nonassessable.

4.14 Interested Owner. Neither Parent nor Merger Sub is, nor at any time during the last three (3) years has it been, an Interested Owner of the Company (other than as contemplated by this Agreement).

4.15 Solvency. After giving effect to the consummation of the Merger, the Surviving Company will not (i) be insolvent (either because its financial condition is such that the sum of its liabilities is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its liabilities as they come due), (ii) have unreasonably small capital with which to engage in its business or fail to satisfy any capital adequacy requirements under Law or (iii) have incurred obligations beyond its ability to pay them as they become due.

4.16 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued. All of the issued and outstanding Equity Interests of Merger Sub are, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for purposes of the Merger and, except for matters incident to formation and execution and delivery of this Agreement and the performance of the Transactions, has not prior to the date hereof engaged in any business or other activities. Except for obligations or liabilities incurred in connection with its formation, this Agreement and the Transactions, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.17 No Shareholder and Management Arrangements. Except for this Agreement, or as expressly authorized by the Company Board, neither Parent or Merger Sub, nor any of their respective affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (including as to continuing employment), with any shareholder, director or officer of the Company, in each case, relating to this Agreement, the Merger or any other Transactions, or the Surviving Company or any of its Subsidiaries, businesses or operations from and after the Effective Time.

4.18 Brokers. Except for the fees and expenses of BMO Capital Markets Corp. (which will be paid for by Parent), Parent’s financial advisor, neither Parent nor any Parent Subsidiary nor any of their respective officers or directors on behalf of Parent or such Parent Subsidiary has employed any financial advisor, broker or finder or incurred any liability for any financial advisory, broker’s fees, commissions or finder’s fees in connection with any of the Transactions.

4.19 No Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article 4, neither Parent nor Merger Sub, any of their affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, Merger Sub, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates, including any information made available in teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4.

ARTICLE 5

COVENANTS

5.1 Conduct of Business by the Company Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except (1) for any Permitted Action, (2) as set forth in Section 5.1 of the Company Disclosure Schedule, (3) as required by Law or Order, (4) for any action taken to comply with any COVID-19 Measures, (5) as otherwise expressly contemplated by any other provision of this Agreement, or (6) with the prior written consent of Parent (other than with respect to Sections 5.1(e) and 5.1(l)(i), not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each of its Subsidiaries to, (i) conduct its operations in all material respects in the ordinary course of business, and (ii) use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of the Company and each of its Subsidiaries and to preserve the goodwill and current relationships of the Company and each of its Subsidiaries with customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the foregoing, except (v) for any Permitted Action, (w) as set forth in Section 5.1 of the Company Disclosure Schedule, (x) as required by Law or Order, (y) for any action taken to comply with any COVID-19 Measures or (z) as otherwise expressly contemplated by any other provision of this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the memorandum and articles of association or any other organizational documents of the Company or any of its Subsidiaries;

(b) issue, sell, pledge, dispose of, grant, transfer or encumber, or modify or amend the terms of any awards pertaining to, any shares of capital stock of, or other Equity Interests in, the Company or any of its Subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities of the Company or any of its Subsidiaries, other than (i) the issuance of Shares upon the settlement of Company RSUs outstanding as of the date hereof or granted pursuant to Section 5.1(b) of the Company Disclosure Schedule or (ii) as provided in Section 5.1(b) of the Company Disclosure Schedule;

(c) sell, assign, pledge, transfer, license, lease, forfeit, abandon, guarantee or encumber (other than Permitted Liens), or otherwise dispose of any material property or assets of the Company or any of its Subsidiaries (other than Company Owned Intellectual Property), except for (i) pursuant to Company Material Contracts existing as of the date of this Agreement, (ii) the sale or purchase of goods in the ordinary course of business or (iii) dispositions of obsolete or worthless equipment in the ordinary course of business;

(d) acquire, sell, assign, pledge, transfer, license, sublicense, abandon, lease, pledge, covenant not to sue or grant any release under, cancel, dedicate to the public, fail to maintain, fail to prosecute, forfeit, abandon, allow to lapse, encumber (other than Permitted Liens), or otherwise dispose of any Company Owned Intellectual Property, except (i) non-exclusive licenses granted, or otherwise implied by or incidental to, the distribution, sale, or license of Company Products in the ordinary course of business consistent with past practice, and (ii) the licensing, sale, abandonment, failure to maintain, failure to prosecute, forfeiture, cancellation, dedication to the public, disposal, or allowance to lapse of Company Registered IP that is not Company Material Intellectual Property or that the Company or one of its Subsidiaries has permitted to expire or has cancelled, been allowed to lapse, abandoned, elected not to maintain or prosecute, forfeited or dedicated to the public in its reasonable business judgment;

(e) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests, except for (i) dividends or other distributions paid by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company and (ii) the payment of dividends declared by the Company prior to the date of this Agreement;

(f) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other Equity Interests;

(g) propose, adopt, consummate, or give effect to a merger or consolidation of the Company or any of its Subsidiaries with any Person or propose, adopt, consummate, or give effect to a plan of, or resolutions providing for, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except the Merger;

(h) acquire (including by merger, consolidation, or acquisition of stock or assets) any Person, Equity Interests, or assets, other than (i) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company, (ii) acquisitions of inventory, raw materials, supplies and other property in the ordinary course of business, and (iii) acquisitions of assets permitted pursuant to Section 5.1(k);

(i) incur any indebtedness for borrowed money (except for (A) letters of credit issued in the ordinary course of business, (B) borrowings under the Company’s existing revolving credit facilities in the ordinary course of business; provided that any such borrowings are repaid in full within ninety (90) days, and (C) loans or advances to direct or indirect wholly owned Subsidiaries of the Company in the ordinary course of business), issue any debt securities, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person (other than a direct or indirect wholly owned Subsidiary of the Company) for borrowed money;

(j) enter into, terminate or cancel, or agree to any material amendment or modification to or waiver under or in connection with any Company Material Contract, in each case other than, solely with respect to a Contract the primary purpose of which is for the sale or provisions of goods or services with any customer, vendor, supplier, or third-party service provider (other than any Company Material Contract of the nature described by any of clauses (ii), (iv), (v), (vi), (vii), (viii), (ix), (x) and (xiv) of Section 3.16), in the ordinary course of business (such ordinary course of business including renewals or extensions of any existing Company Material Contracts on substantially similar terms);

(k) make any capital expenditures in excess of the amount budgeted for in the Company’s capital expenditure budget for the applicable period, which is attached to Section 5.1(k) of the Company Disclosure Schedule, other than expenditures made to replace or repair damaged assets or in response to operational emergencies;

(l) (i) enter into any agreement to purchase or sell any interest in real property, (ii) grant or create any security interest, easement, covenant, restriction, assessment or charge affecting any leased real property or other real property, (iii) enter into any lease, sublease, license or other occupancy agreement with respect to any real property or voluntarily alter, amend, modify or terminate any of the terms of any Company Lease Agreement, or (iv) make any material changes in the construction of any such property;

(m) except to the extent required by this Agreement, applicable Law or the existing terms of any Company Benefit Plan: (A) increase the cash compensation or benefits payable or to become payable to the directors, officers, employees, individual contractors or other individual service providers of the Company or any of its Subsidiaries, other than (x) increases in connection with promotions to a title of Vice President and below in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, and (y) annual increases in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, (B) establish, adopt, enter into, terminate, allow to lapse, or materially amend or modify any Company Benefit Plan, other than expirations and renewals in the ordinary course of business and other than entering into new hire offer letters and employment agreements with non-officer employees in the ordinary course of business and for which hiring would not be prohibited by subsection (H) below, (C) accelerate vesting, exercisability or funding of compensation or benefits, (D) grant any new equity-based awards or amend or modify the terms of any equity based awards, other than grants of new equity-based awards in the ordinary course of business in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, (E) pay or award, or commit to pay or award, any cash bonuses or cash incentive compensation other than bonuses or incentives for non-officer employees in the ordinary course of business in amounts and on terms consistent with the schedule set forth on Schedule 5.1(m) of the Company Disclosure Schedule, (F) pay or agree to pay any pension, retirement allowance or other post-termination benefit not required by the terms of any Company Benefit Plan existing as of the date hereof or (G) (i) terminate (other than for cause) the employment of, or hire, or promote, any employee with an aggregate cash compensation of $250,000 or more or with a title of Vice President or higher, or (ii) hire any employee such that the aggregate number of employees of the Company and its Subsidiaries exceeds the headcount set forth on Schedule 5.1(m) of the Company Disclosure Schedule for the applicable period;

(n) make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or the interpretation or enforcement thereof, Nasdaq or by a Governmental Entity;

(o) compromise, settle, waive, release, assign, commence or agree to settle any Proceeding other than (i) the payment, or satisfaction, in the ordinary course of business consistent with past practice of liabilities reflected in or reserved against the Most Recent Balance Sheet, (ii) those that do not (A) involve the payment by any party thereto of monetary damages in excess of one million dollars ($1,000,000) individually or four million dollars ($4,000,000) in the aggregate, (B) involve any admission of wrongdoing or equitable relief, (C) involve any Governmental Entity and (D) relate to any Tax;

(p) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) to any wholly owned Subsidiary of the Company or (B) in respect of travel or other business expenses in the ordinary course of business;

(q) (i) make, change or rescind any material Tax election or an annual Tax accounting period, (ii) adopt or change any material Tax accounting method, (iii) settle, consent to or compromise any material Tax claim, audit or assessment, (iv) surrender a right to a material Tax refund, (v) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment (other than extensions to file Tax Returns granted routinely in the ordinary course of business consistent with past practice), or (vi) enter into a closing agreement with any Governmental Entity regarding any material Tax liability or assessment or take any position on any material Tax Return that is inconsistent with past practice or positions taken in preparing or filing similar Tax Returns in prior periods;

(r) other than compensation payable to officers and directors and employee expense reimbursement obligations, in each case, pursuant to a Company Benefit Plan, enter into or give effect to any Contract, transaction, indebtedness or other arrangement between the Company or any of its Subsidiaries, on the one hand, and any of the directors, officers or affiliates of the Company and its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand;

(s) implement any employee layoff, plant closing, reduction in force, furlough, temporary layoff, salary or wage reduction, work schedule change or other such actions that triggers the WARN Act or similar Law;

(t) waive or release any material non-competition, non-solicitation, non-disclosure, non- interference, non-disparagement, or other restrictive covenant obligation of any current or former employee or independent contractor; or

(u) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. The parties agree to take the actions set forth on Schedule 5.1(v).

5.2 Conduct of Business by Parent Pending the Closing. Between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, except (1) for any Permitted Action, (2) as required by Law or Order, (3) for any action taken to comply with any COVID-19 Measures, (4) as otherwise expressly contemplated by any other provision of this Agreement, or (5) with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent will, and will cause each of its Subsidiaries (i) to conduct its operations in all material respects in the ordinary course of business, and (ii) to use commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Parent and each of its Subsidiaries and to preserve the goodwill and current relationships of Parent and each of its Subsidiaries with customers, suppliers and other Persons with which Parent or any of its Subsidiaries has significant business relations. Without limiting the foregoing, except (w) for any Permitted Action, (x) as required by Law or Order, (y) for any action taken to comply with any COVID-19 Measures or (z) as otherwise expressly contemplated by any other provision of this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, directly or indirectly, take any of the following actions without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the certificate of incorporation and bylaws or any other organizational documents of Parent or any of its Subsidiaries;

(b) except for dividends or other distributions paid by a wholly owned Subsidiary of Parent to Parent or another wholly owned Subsidiary of Parent, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests; or

(c) authorize or enter into any Contract or otherwise make any commitment to do any of the foregoing.

Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.3 Preparation of the Form S-4; Preparation of Proxy Statement; Company Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement and in any event within forty-five (45) days after the date of this Agreement:

(i) Parent shall prepare and file with the SEC a preliminary Form S-4. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the Transactions, including the Share Issuance, in accordance herewith. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and other applicable Laws. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Shares and ADSs, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action.

(ii) The Company shall prepare the Proxy Statement. The Company shall cause the Proxy Statement and any other Company Shareholder Materials to comply as to form and substance in all material respects with the applicable requirements of applicable Laws. The Company, in connection with a Company Change of Recommendation pursuant to Section 5.5, may amend or supplement the Proxy Statement (including by incorporation by reference) pursuant to a Company Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations. A “Company Qualifying Amendment” means an amendment or supplement or the Proxy Statement (including by incorporation by reference) to the extent it contains (i) a Company Change of Recommendation, (ii) the reasons of the Company Board for making such Company Change of Recommendation, including the receipt of any Competing Proposal, the terms of such proposal, and the operation and applicability of the terms of this Agreement with respect thereto, and (iii) additional information reasonably related to the foregoing.

(iii) Without limiting the generality of the foregoing, each of Parent and the Company shall furnish to the other party the information relating to it that the other party may reasonably request in connection with the Form S-4 or the Proxy Statement or other Company Shareholder Materials. Each party shall (A) provide the other party and its Representatives with a reasonable opportunity, in advance of the filing of the Form S-4 or the initial distribution and any supplemental distribution of the Proxy Statement and all other Company Shareholder Materials (and any amendments or supplements thereto), as applicable, to review and comment on such documents and (B), in good faith, consider and incorporate the reasonable comments of the other party in such documents. Each of Parent and the Company agrees to correct any information provided for use in the Proxy Statement or the Form S-4 which will have become false or misleading.

(b) The Company will cause the Form S-4 and the Proxy Statement to be mailed to its shareholders within five (5) Business Days of the date the Form S-4 is declared effective by the SEC under the Securities Act. Subject to the right of the Company Board to make a Company Change of Recommendation pursuant to Section 5.5, the Company will include in the Proxy Statement the Company Board Recommendation. No filing or mailing of, or amendment or supplement to, the Form S-4 or the Proxy Statement will be made by Parent or the Company, without providing the other party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other party in good faith).

(c) Parent shall promptly notify the Company upon the receipt of any inquiries or comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4, if applicable, and shall, as promptly as practicable after receipt thereof, provide the Company with copies of all written correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4, if applicable, and advise the Company of any oral comments with respect the Form S-4. Prior to any response to the SEC, Parent shall provide the Company with a reasonable advanced opportunity to review and comment upon, and Parent shall consider in good faith, any such comments from the Company to such response to the SEC. Subject to the immediately preceding sentence, Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Parent will advise the Company promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. None of the parties or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form S-4 unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Each of the parties shall use its respective reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL, the Laws of the Cayman Islands and the rules of Nasdaq in connection with the filing (solely with respect to the Form S-4) and distribution of the Proxy Statement and the Form S-4, and the solicitation of proxies from the shareholders of the Company under the Proxy Statement. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the party that discovers such information shall promptly notify the other parties and, with respect to the Form S-4, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, with respect to the Form S-4 and the Proxy Statement, to the extent required by Law, disseminated to the shareholders of the Company. At the Company’s request, Parent shall reasonably cooperate in amending or supplementing the Proxy Statement pursuant to a Company Qualifying Amendment made in compliance with this Agreement.

(d) The Company shall promptly notify Parent upon the receipt of any inquiries from any Governmental Entity with respect to the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide Parent with copies of all written correspondence between it and its Representatives, on one hand, and such Governmental Entity, on the other hand, and all written inquiries with respect to the Proxy Statement and advise Parent of any oral inquiries with respect to the Proxy Statement. If applicable, the Company shall use its reasonable best efforts to respond as promptly as practicable to any inquiries from any such Governmental Entity with respect to the Proxy Statement.

(e) The Company will, in accordance with the memorandum and articles of association of the Company, the Deposit Agreement, the CICA and all other applicable Laws, as promptly as practicable following the clearance of the Form S-4 by the SEC and in any event within forty-five (45) days following the mailing of the Proxy Statement and the Form S-4 (or such later date that Parent provides its prior written consent), hold a meeting of the Company shareholders (the “Company Meeting”) for the purpose of seeking the Company Shareholder Approval; provided that (i) the Company may, subject to compliance with the articles of association of the Company, adjourn the Company Meeting (A) to allow time for the filing or dissemination of any supplemental or amended disclosure document that the Company Board has determined in good faith (after consultation with its outside legal counsel) is required to be filed and disseminated under applicable Law, (B) if as of the time that the Company Meeting is originally scheduled (as set forth in the Proxy Statement) or any adjournment thereof there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, (C) if the Company reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained or (D) with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), provided, further that with respect to clauses (ii) and (iii) no such adjournments shall exceed ten (10) Business Days in the aggregate and no single adjournment shall exceed five (5) Business Days, and (ii) the Company shall, subject to compliance with the articles of association of the Company, adjourn the Company Meeting upon the written request of Parent (A) if as of the time that the Company Meeting is originally scheduled (as set forth in the Proxy Statement) or any adjournment thereof there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting, or (B) if Parent reasonably determines in good faith that the Company Shareholder Approval is unlikely to be obtained, provided, further that with respect to clauses (A) and (B) no such adjournments shall exceed ten (10) Business Days in the aggregate and no single adjournment shall exceed five (5) Business Days.

(f) Subject to the right of the Company Board to make a Company Change of Recommendation pursuant to Section 5.5, the Company shall solicit from shareholders of the Company proxies in favor of the approval and adoption of this Agreement in accordance with all applicable Laws, and shall use its reasonable best efforts to obtain the Company Shareholder Approval at the Company Meeting. Unless this Agreement is earlier terminated pursuant to Article 7, the Company shall establish a record date for, call, give notice of, convene and hold the Company Meeting for the purpose of voting upon the approval and adoption of this Agreement in accordance with the memorandum and articles of association of the Company, the CICA and all other applicable Law, whether or not the Company Board at any time after the date hereof shall have effected a Company Change of Recommendation or whether or not a Competing Proposal, as defined in Section 5.5(i)(ii), has been commenced, announced or submitted to the Company.

5.4 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 7, the Company shall, and shall cause each of its Subsidiaries to: (i) use commercially reasonable efforts to provide Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the business conducted by the Company or any of its Subsidiaries, upon prior notice to the Company, to the officers, employees, properties, offices and other facilities of the Company and each of its Subsidiaries and to the books and records thereof and (ii) use commercially reasonable efforts to furnish during normal business hours upon prior notice such information concerning the business, properties, Contracts, assets and liabilities of the Company and each of its Subsidiaries as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any of its Subsidiaries to) afford such access or furnish such information to the extent that the Company believes that doing so would: (A) result in the loss of attorney-client privilege (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege, including, entering into appropriate and reasonable common interest or similar agreements), (B) result in the disclosure of any trade secrets of third parties or otherwise breach, contravene or violate any effective Contract existing on the date hereof to which the Company or any of its Subsidiaries is a party (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in any such disclosure, breach, contravention, or violation), (C) breach, contravene or violate any applicable Law (including any Regulatory Law) (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in any such breach, contravention, or violation), (D) breach, contravene or violate any COVID-19 Measure (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in any such breach, contravention, or violation), or (E) result in the disclosure of materials provided to the Company Board or resolutions or minutes of the Company Board, in each case, that were provided to the Company Board in connection with its consideration of the Merger or the sale process. Notwithstanding anything contained in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall be required to provide any access or furnish any information pursuant to this Section 5.4(a) to the extent such access or information is reasonably pertinent to a Proceeding where the Company or any of its affiliates, on the one hand, and Parent or any of its affiliates, on the other hand, are adverse parties or reasonably likely to become adverse parties. The Company may, as it deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 5.4(a) as “Outside Counsel Only Material.” Such materials and information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees (including in-house legal counsel), officers, directors or other independent contractors (including accountants and expert witnesses) of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(b) The Confidentiality Agreement, dated March 17, 2022, by and between the Company and Parent (the “Confidentiality Agreement”), shall apply with respect to information furnished under this Section 5.4(a) by the Company, its Subsidiaries and their Representatives. Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact or otherwise communicate with the employees (other than members of the Company’s the senior leadership team), customers, suppliers, distributors of the Company and its Subsidiaries, or, except as required pursuant to Section 5.6, any Governmental Entity, regarding the business of the Company, this Agreement or the Transactions without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

5.5 No Solicitation.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article 7, and except as otherwise permitted in this Agreement, the Company will not, and it will cause the Subsidiaries of the Company and its and their respective directors and officers, and the Company shall instruct its and its Subsidiaries’ financial advisors, investment bankers, legal counsel and other Representatives on behalf of the Company not to: (i) solicit or initiate or knowingly assist, facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than solely in response to an inquiry not solicited in material breach of this Section 5.5 informing the Person making such inquiry of the existence of the provisions contained in this Section 5.5); provided, however, that the Company and its Representatives may make inquiries of a Person making a Competing Proposal (and its Representatives) solely to the extent necessary to ascertain facts regarding, and clarify the terms of such Competing Proposal solely for the purpose of the Company Board informing itself about the terms of the Competing Proposal, but not to negotiate or seek revisions to such Competing Proposal; (ii) provide any information regarding or provide access to the properties, personnel, books and records of the Company or any of Subsidiary of the Company to any Person or “group” (as defined under Section 13(d) of the Exchange Act) (other than Parent, Merger Sub or any designees of Parent or Merger Sub) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by Section 5.5(c) below; (iii) approve, endorse or publicly recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal; (iv) withdraw or change or qualify in a manner adverse to Parent, the Company Board Recommendation or fail to include in a manner adverse to Parent, the Company Board Recommendation in the Proxy Statement when disseminated to the Company’s shareholders; (v) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after receipt of a written request by Parent following a Competing Proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known; provided that the Company and its Representatives shall have no obligation to reaffirm the Company Board Recommendation more than once with respect to any Competing Proposal (with modification to the financial terms thereof or any other material term thereof constituting a new Competing Proposal); (vi) if a tender offer or exchange offer that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders within ten (10) Business Days after the commencement thereof (or any modification to the financial terms thereof or any other material terms thereof); (vii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar Contract or understanding relating to any Competing Proposal (whether binding or nonbinding); or (viii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi) or (vii), above, a “Company Change of Recommendation”). The Company agrees that neither it, nor its affiliates, will enter into any agreement with any Third Party subsequent to the date of this Agreement which would prohibit the Company or any of its affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.5.

(b) The Company shall immediately cease and shall cause the Company’s Subsidiaries and its and their respective directors, officers and employees, and the Company shall instruct its and its Subsidiaries’ financial advisors, investment bankers, legal counsel and other Representatives to immediately cease, any and all existing discussion, activities or negotiations with any Person (other than Parent, Merger Sub or any of their respective designees or Representatives) conducted heretofore with respect to any Competing Proposal and to revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) hosted by the Company or any of its Subsidiaries or Representatives containing, or any other access to, any non-public information with respect to the Company or its Subsidiaries in connection with a Competing Proposal. Promptly after the date hereof (and in any event within three (3) days following the date hereof), the Company shall request in writing that each Person (other than Parent) that, during the one (1) year period prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of a Competing Proposal or potential Competing Proposal or received confidential information of the Company in connection with its consideration of a Competing Proposal or potential Competing Proposal promptly destroy or return to the Company all information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement, unless such request had been made by or on behalf of the Company, prior to the execution and delivery of this Agreement. The Company shall enforce, and not waive, terminate, or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision, or other provision with similar effect, would reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands, the Company may, with prior written notice to Parent, waive such standstill provision, or other provision with similar effect.

(c) Notwithstanding anything to the contrary contained in Section 5.5(a), if at any time following the date hereof and prior to the receipt of the Company Shareholder Approval (i) the Company has received a bona fide written Competing Proposal from a Third Party, (ii) the Company has not breached this Section 5.5 in any material respect with respect to such Competing Proposal and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that the failure to take any of the following actions would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands and that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may, directly or indirectly through the Company’s Representatives: (A) furnish information with respect to the Company and its Subsidiaries (including non-public information) to the Third Party making such Competing Proposal and its Representatives pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements and (B) participate or engage in discussions or negotiations with the Third Party making such Competing Proposal and its Representatives regarding such Competing Proposal and any changes thereto, including by making counterproposals thereto; provided, however, that any substantive non-public information concerning the Company or its Subsidiaries provided or made available to any Third Party shall, to the extent not previously provided or made available to Parent or Merger Sub, be provided or made available to Parent or Merger Sub as promptly as reasonably practicable (and in any event within forty-eight (48) hours) after it is provided or made available to such Third Party, except to the extent providing Parent or Merger Sub with such information would violate any applicable Law.

(d) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated in accordance with Article 7, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent in the event that the Company receives any Competing Proposal or any inquiry or request for information that could reasonably be expected to lead to a Competing Proposal. The Company shall notify Parent promptly (and in any event within forty-eight (48) hours) of the identity of the Third Party making such Competing Proposal or inquiry or request and provide to Parent a copy of such Competing Proposal or inquiry or request (or, where no such copy is available, a reasonable description of the material terms and details thereof).

(e) Notwithstanding anything to the contrary contained in this Section 5.5, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may make a Company Change of Recommendation in response to a Company Intervening Event if, and only if, (i) the Company Board has determined in good faith after consultation with the Company’s outside counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands; provided, that the making of such determination shall not in and of itself constitute a Company Change of Recommendation or violation of this Section 5.5, (ii) the Company has provided Parent with a written notice (a “Company Intervening Event Notice”) of such determination, stating that such notice constitutes a Company Intervening Event Notice, providing a description of the material facts and circumstances giving rise to a Company Intervening Event, and that the Company Board intends to effect a Company Change of Recommendation; provided, that the sole action of giving such Company Intervening Event Notice and the of the Company Board authorizing and disclosing (to the extent legally required) such Company Intervening Event Notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.5); and (iii) during the period commencing on the date of Parent’s receipt of the Company Intervening Event Notice and ending at 5:00 p.m. Taiwan time on the date that is the fourth (4th) Business Day thereafter (the “Matching Period”), has made its Representatives reasonably available to engage, and the Company has, engaged, in good faith discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board again makes the determination set forth in Section 5.5(e)(i).

(f) Notwithstanding anything to the contrary contained in this Section 5.5, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may in response to its receipt after the date of this Agreement of a bona fide written Competing Proposal with respect to which the Company is not in material breach of this Section 5.5, make a Company Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 7.1(f) if, and only if, (i) the Company Board has determined in good faith after consultation with the Company’s outside counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent on a binding basis prior to the determination by the Company Board, and (y) the failure to make such Company Change of Recommendation or to terminate this Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board to the Company’s shareholders under the Law of the Cayman Islands; provided that making such determination in and of itself shall not constitute a Company Change of Recommendation, a violation of this Section 5.5 or a termination of this Agreement, (ii) the Company has provided Parent with a written notice (a “Company Notice”) of such determination stating that such notice constitutes a Company Notice, stating whether the Company Board intends to effect a Company Change of Recommendation or the Company intends to terminate this Agreement, and describing in reasonable detail the reason for such Company Change of Recommendation or termination; provided, that the sole action of giving such Company Notice and of the Company Board in authorizing and disclosing (to the extent legally required) such Company Notice shall not constitute a Company Change of Recommendation, a violation of this Section 5.5 or a termination of this Agreement, (iii) the Company has provided Parent with all agreements and documents, and a copy of all material written communications, relating to such Competing Proposal, (iv) during the period commencing on delivery of the Company Notice to Parent and ending at 5:00 p.m. Taiwan time on the date that is the fourth (4th) Business Day after such delivery, the Company has made its Representatives reasonably available for the purpose of engaging, and the Company has, engaged, in good faith discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any written proposals made by Parent that if accepted by the Company would be binding upon Parent, and after taking account of Parent’s proposals, if any, the Company Board again makes the determination set forth in Section 5.5(f)(i) Following receipt by Parent of a Company Notice, if the financial or other material terms of such Competing Proposal are amended prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, the Company will deliver to Parent a new Company Notice prior to the Company Board making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence; provided, that the period of negotiation provided in Section 5.5(f)(iv)(the “Notice Period”) shall instead end at 5:00 p.m. Taiwan time on the third (3rd) Business Day immediately following delivery of such Company Notice, but no such new Company Notice shall shorten the original fourth (4th) Business Day period, and there may be multiple new Notice Periods if there are multiple revisions in price or other material revisions in terms or other material changes.

(g) Nothing contained in this Section 5.5 shall prohibit the Company or the Company Board from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of the Company if the Company Board reasonably determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with its fiduciary duties of the members of the Company Board to the shareholders of the Company under the Law of the Cayman Islands; provided, that any such disclosure referred to in clauses (i) or (ii) that relates to a Competing Proposal shall be deemed to be a Company Change of Recommendation unless (x) the Company Board expressly reaffirms the Company Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” to the shareholders of the Company pursuant to Rules 14d-9(b) and 14e-2(a) promulgated under the Exchange Act.

(h) Any action taken or omission made by any Representative of the Company or any of its Subsidiaries that, if taken or made by the Company would be a material breach of this Section 5.5, shall be deemed to be a breach of this Section 5.5 by the Company.

(i) For purposes of this Agreement:

(i) “Company Intervening Event” means any event, change, effect, development, state of facts, condition, or occurrence (including any acceleration or deceleration of any of the foregoing) that is material to the Company and its Subsidiaries that (A) was not known to, or reasonably foreseeable by, the Company Board or any of the officers of the Company as of or prior to the date of this Agreement, and (B) does not involve or relate to a Competing Proposal; provided that in no event shall any of the following events, changes, effects, developments, state of facts, conditions, or occurrences (including any acceleration or deceleration of any of the foregoing) constitute or give rise to a “Company Intervening Event”: (1) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (2) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in Taiwan, the United States or globally, or changes generally affecting companies of comparable size in the industries (including seasonal fluctuations) in which the Company or its Subsidiaries or Parent or its Subsidiaries operate in Taiwan, the United States or globally, (3) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or Permitted Actions or changes in such COVID-19 Measures after the date of this Agreement), (4) any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including by email) that such action be taken or refrained from being taken following the date of this Agreement, (5) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates, (6) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or any Competing Proposal or the approval of this Agreement or the Transactions by the Company Board, (7) changes in the trading price or trading volume of Shares or ADS or Parent Common Stock or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company or Parent by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company or Parent (provided, that for purposes of this clause (7) the underlying cause of such change may be taken into account in determining whether a Company Intervening Event has occurred), or (8) any failure by the Company or any of its Subsidiaries or Parent or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided, that for purposes of this clause (8) the underlying cause of such failure may be taken into account in determining whether a Company Intervening Event has occurred).

(ii) “Competing Proposal” means any offer, inquiry, indication of interest or proposal from a Third Party or group (as defined under Section 13(d) of the Exchange Act) (other than a proposal or offer by Parent or any of its Subsidiaries) at any time that contemplates, involves or otherwise relates to, through any transaction or series of transactions (other than the Transactions) (A) a merger, consolidation or other business combination transaction involving the Company pursuant to which the shareholders of the Company immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions or (B) such Person or group otherwise acquiring beneficial ownership (as defined under the Exchange Act and the rules promulgated thereunder) of at least 15% or more of the assets (on a consolidated basis with its Subsidiaries, as measured by fair market value as determined in good faith by the Company Board) of or equity interests (including the Equity Interests of the Company) in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step or series of related transactions).

(iii) “Superior Proposal” means a bona fide written offer from a Third Party (on its most recently amended or modified terms, if amended or modified) constituting a Competing Proposal (with references to 15% and 85% being deemed to be replaced with references to 50%), which the Company Board determines in good faith after consultation with the Company’s outside counsel and financial advisors to be more favorable to the shareholders of the Company from a financial point of view than the Merger, taking into account such other factors as the Company Board considers in good faith to be appropriate (including the terms and conditions of such offer, the identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments, the likelihood and timing of consummation, and any proposals by Parent with respect to possible amendment to this Agreement that if accepted by the Company would be binding upon Parent).

5.6 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Law to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) and to consummate and make effective the Merger and the other Transactions as soon as practicable after the date of this Agreement, including preparing and filing, in consultation with any other party hereto and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary or advisable applications, notices, petitions, filings, registrations, notifications, statements, submissions of information and other documents (including any required or recommended filings under applicable Regulatory Laws); (ii) to obtain as promptly as reasonably practicable (and in any event no later than the Outside Date (as the same may be extended)) all waiting period expirations or terminations, approvals, consents, clearances, registrations, permits and authorizations from any Governmental Entity or third party that are or may become necessary, proper or advisable to consummate the Transactions; (iii) obtain all necessary consents, approvals or waiver from third parties and (iv) to defend lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger and the other Transactions. Notwithstanding the foregoing, or anything else to the contrary herein, if the lessor or licensor under any Company Lease Agreement conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, requested by Parent, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), the Company shall be solely responsible for making all such payments or providing all such additional security, the terms of which shall be subject to Parent’s approval.

(b) Each party hereto agrees to use its reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all applications, notices, petitions and filings required or recommended to be filed by such party with any Governmental Entity with respect to the Merger and the other Transactions, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. In furtherance and not in limitation of the foregoing, each party hereto shall, in consultation and cooperation with the other: (i) prepare and file the pre-merger notification under the HSR Act as promptly as practicable but in no case later than fifteen (15) Business Days after execution of this Agreement unless otherwise agreed by the parties, and (ii) prepare and file all other notifications required under any applicable Law with respect to any other Regulatory Laws as promptly as reasonably practicable after the execution of this Agreement (in each case, unless another date is mutually agreed between the parties hereto), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with such Governmental Entities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material) (the filings describe in clauses (i) and (ii), the “Regulatory Filings”). Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity, including the Federal Trade Commission (the “FTC”), Antitrust Division of the U.S. Department of Justice (the “DOJ”) and the People’s Republic of China’s State Administration for Market Regulation (“SAMR”) in connection with the matters in Section 5.6(a) and this Section 5.6(b). Each party will bear its own costs of preparing its own pre-merger notifications and similar filings and notices in any applicable jurisdictions and related expenses incurred to obtain any required approval from a Governmental Entity, including the HSR Act.

(c) In connection with, and without limiting, the efforts or the obligations of the parties hereto under Section 5.6(a), and Section 5.6(b), each of Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Entity and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law and subject to the provisions of Section 5.4(a), providing copies, or portions thereof, of all such documents to the non-filing parties prior to the filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry from any Governmental Entity under any applicable Law with respect to any such filing, (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such Regulatory Filings, and (iii) supply, within the time allowed, any additional or supplemental information that may be required or reasonably requested by any Governmental Entity, including the FTC, the DOJ and SAMR. Notwithstanding the foregoing or anything else herein to the contrary, nothing in this Agreement shall require Parent or any of its Subsidiaries or its or their Representatives to provide to the Company or any of its Subsidiaries or its or their Representatives any non-public data, documents, or information, including with respect to the business, operations, assets, products, product roadmaps, plans, or other business data, documents, or information. Parent may as it deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the Company under this Section 5.6(c) as “Outside Counsel Only Material” and such materials and information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to employees (including in-house legal counsel), officers, directors or other independent contractors (including accountants and expert witnesses) of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

(d) Each Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company (and the Company’s Subsidiaries, if applicable), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Entity and subject to all applicable privileges (including the attorney client privilege), promptly inform the other of any material communication from any Governmental Entity regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Entity relating to this Agreement or the Transactions, including any Proceedings initiated by a private party. If any party hereto or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Entity with respect to a Regulatory Filing, then such party hereto shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing provisions of this Section 5.6(d), to the extent reasonably practicable, unless prohibited by applicable Law or by the applicable Governmental Entity, the parties hereto will (i) give each other reasonable advance notice of all meetings or material communications with any Governmental Entity relating to the Merger or any other Transactions, (ii) give each other an opportunity to participate in each of such meetings or material communications, (iii) keep the other parties reasonably apprised with respect to any communications with any Governmental Entity relating to the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communication (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Entity regarding the Merger or any other Transactions and (vi) provide each other (or counsel of each party hereto, as appropriate) with copies of all written material communications to or from any Governmental Entity relating to the Merger or any other Transactions. Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law and the provisions of Section 5.4(a) or as necessary to protection competitively sensitive information. Anything to the contrary contained in this Section 5.6 notwithstanding, materials provided pursuant to this Section 5.6 may be redacted to remove such information as a party is not obligated to provide under Section 5.6(c) and references concerning the valuation of the Company.

(e) Notwithstanding the foregoing or anything else herein to the contrary, the parties agree that Parent shall have full control over devising the strategy and tactics for obtaining clearances, approvals and waiting-period expirations under Regulatory Laws, including any filings, notifications, submissions and communications with or to any Governmental Entity in connection therewith; provided that Parent shall reasonably consider any good faith proposals timely made by the Company or its legal counsel.

(f) In furtherance to and not in limitation of the foregoing, Parent and its affiliates agree to use reasonable best efforts to obtain all approvals or clearances of the Merger or the Transactions required pursuant to applicable Regulatory Laws or the expiration or termination of any applicable waiting periods (and any extension thereof) in connection therewith in order for the parties hereto to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date (as the same may be extended), and to avoid any impediment to the consummation of the Merger of the Transactions, including Parent or any of its affiliates committing to undertake behavior or conduct remedies with respect to the Company or its Subsidiaries, in each case, as may be required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, which would otherwise have the effect of preventing the Closing, in order for the parties hereto to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date (as the same may be extended). Notwithstanding the foregoing or anything else herein to the contrary, it is expressly understood and agreed that none of Parent or any of its affiliates shall be required to propose, negotiate, commit to or effect, execute or carry out agreements, enter into consent decrees or submit to orders providing for, whether by consent decree, national security agreement, letter of assurance, hold separate orders, or otherwise (A) to sell, divest, lease, license, transfer, dispose of, hold separate (through establishment of a trust or otherwise) or otherwise encumber, limit or impair or take any other action with respect to Parent’s or any of its affiliates’ or the Company’s or and of its Subsidiary’s ability to own or operate any assets or categories of assets, properties, businesses or product lines of Parent or any of its affiliates or the Company or any of its Subsidiaries, even if required in order to avoid the entry of, or to effect the lifting or dissolution of, any injunction, temporary restraining order, or other Order in any suit or Proceeding, (B) undertake any behavior or conduct remedy that would be material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole, or (C) to take any action or make any omission that would violate applicable Law.

(g) Neither Parent nor Merger Sub shall directly or indirectly acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets (collectively, “M&A Activity”), if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Entity necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity seeking an Order prohibiting the consummation of the Transactions, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) prevent the consummation of the Transactions by the Outside Date. Notwithstanding the foregoing or anything else herein to the contrary, nothing in this Agreement shall restrict Parent or any of its affiliates from engaging in M&A Activity involving any target company, business or product line with annual revenue in the People’s Republic of China equal to or less than thirty million dollars ($30,000,000). Notwithstanding anything else herein to the contrary, this Section 5.6(g) contains the only restrictions and limitations, and nothing else in this Agreement restricts or limits, the ability of Parent or any of its affiliates from engaging in any M&A Activity.

(h) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.7 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 7, unless prohibited by applicable Law, each party shall give prompt notice to the other parties if any of the following occur: (a) receipt of any notice or other communication in writing from any Person alleging that the consent or approval of such Person is or may be required in connection with the Transactions; (b) receipt of any notice or other communication from any Governmental Entity or Nasdaq (or any other securities market) in connection with the Transactions; (c) such party becoming aware of the occurrence of an event that could prevent or delay beyond the Outside Date (as the same may be extended) the consummation of the Transactions or that would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied; or (d) such party becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any material failure by such party to comply with or satisfy in any respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case, such that any condition set forth in Article 6 would not be satisfied at Closing. Any such notice pursuant to this Section 5.7 shall not affect any representation, warranty, covenant or agreement contained in this Agreement and any failure to make such notice (in and of itself) shall not be taken into account in determining whether the conditions set forth in Article 6 have been satisfied or give rise to any right of termination set forth in Article 7.

5.8 Public Announcements. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Article 7, so long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, and any of their respective affiliates, shall not issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or the listing agreement with or the listing rules or regulations of a national securities exchange or trading market on which securities of such party are listed, or governmental body to which the relevant party is subject, in which case the party required to make the press release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such press release or announcement in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.8 shall not apply to any public press release or public announcement (x) made or proposed to be made in connection with a Competing Proposal, a Superior Proposal, a Company Change of Recommendation or a Company Intervening Event or any action taken pursuant thereto, in each case, that does not violate Section 5.5 or (y) in connection with any dispute between the parties regarding this Agreement or the Transactions. The press release announcing the execution and delivery of this Agreement shall not be issued prior to the approval of each of the Company and Parent. The Company shall file one or more current reports on Form 6-K with the SEC attaching the announcement press release and a copy of this Agreement as exhibits.

5.9 Employee Benefit Matters.

(a) For a period of twelve (12) months following the Effective Time, Parent shall provide or cause its Subsidiaries, including the Surviving Company, to provide to each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”), for so long as such Continuing Employee continues employment with Parent or its Subsidiaries (including the Surviving Company) following the Effective Time during such twelve (12) month period, (A) a total annual compensation opportunity (including in the aggregate a rate of base salary or wages, and an annual target cash incentive opportunity) that are, in the aggregate, no less favorable than the total annual compensation opportunity (including in the aggregate a rate of base salary or wages, annual target bonus opportunity and annual target long-term incentive award opportunity, but excluding equity-based compensation) provided to such Continuing Employee immediately prior to the Effective Time, provided that Parent may, solely in Parent’s discretion, provide the annual compensation opportunity described above in the form of cash or equity awards, (B) the opportunity to participate in Parent’s long-term equity incentive programs to the extent that similarly situated employees of Parent and its subsidiaries participate in such programs and (C) other compensation and employee benefits (excluding any long-term incentive awards, severance, pension benefits or post-employment welfare benefits) that are no less favorable, in the aggregate, than the other compensation and benefits provided to Continuing Employees immediately prior to the Effective Time (excluding, for the avoidance of doubt, equity awards or long-term equity incentive programs, severance, pension benefits, post-employment welfare benefits or similar pay). Notwithstanding the generality of the foregoing, following the Closing, Parent shall honor and perform in accordance with their terms the severance arrangements set forth on Section 5.9 of the Company Disclosure Schedules.

(b) With respect to each benefit plan, program, practice, policy or arrangement maintained by Parent or its Subsidiaries, including the Surviving Company, following the Closing and in which any of the Continuing Employees participate (each, a “Parent Plan”), including any paid time off and severance plans, Parent shall use commercially reasonable efforts to honor any service with the Company or any of its Subsidiaries and the predecessor of any of them as service with Parent or any of its Subsidiaries, including the Surviving Company, for purposes of determining eligibility to participate, vesting (if applicable) and entitlement to (or level of) benefits (but not for accrual of or entitlement to equity awards granted at or after the Closing, pension benefits or post-employment welfare benefits, any Parent Plan that is frozen or closed to new entrants or to the extent that treatment would result in a duplication of benefits for the same period of service).

(c) Parent shall, and shall cause its Subsidiaries, including the Surviving Company, to use commercially reasonable efforts to: (i) waive any preexisting condition limitations otherwise applicable to such Continuing Employee and his or her eligible dependents under any Parent Plan that provides health benefits in which such Continuing Employee is eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such Continuing Employee and his or her eligible dependents immediately prior to the Effective Time under the corresponding Company Benefit Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by such Continuing Employee and his or her eligible dependents under the health plans in which they participated immediately prior to transitioning into a Parent Plan during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under any Parent Plan that is a group health plan, and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to such Continuing Employee and his or her eligible dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(d) If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate the 401(k) plan(s) of the Company and its Subsidiaries, then the Company shall terminate (and/or cause its applicable Subsidiaries to terminate) any and all 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the “401(k) Termination Date”). In the event that Parent provides the notice described in this Section 5.9(d), the Company shall provide Parent with evidence reasonably satisfactory to Parent that such action has been taken pursuant to resolution of the board of directors of the Company or Subsidiary sponsoring such plan prior to the Effective Time. If the 401(k) plans of the Company and its Subsidiaries are terminated pursuant to this Section 5.9(d) then as soon as practicable following the Effective Time (other than where such timing would adversely affect the tax-qualified status of Parent’s 401(k) plan, in which case, as soon as legally permissible following the Effective Time), Parent shall permit all Continuing Employees who were eligible to participate in the 401(k) plans of the Company or its Subsidiaries immediately prior to the 401(k) Termination Date to participate in a Parent 401(k) plan, and shall permit each such Continuing Employee to elect to transfer such Continuing Employee’s account balance when distributed from the applicable terminated Company 401(k) plan to Parent’s 401(k) plan, except to the extent that accepting such transfers would adversely affect the tax-qualified status of Parent’s 401(k) plan or as may be prohibited by Parent’s 401(k) plan.

(e) Parent and the Company hereby agree to the terms set forth on Annex 5.9.

(f) Without limiting the generality of Section 8.8, no provision of this Section 5.9, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person (including, without limitation, any Continuing Employee and any dependent or beneficiary thereof) other than the parties hereto and their respective successors and assigns, (ii) shall constitute an amendment of, or an undertaking to amend, any Company Benefit Plan or any employee benefit plan, program or arrangement maintained by Parent or any of its affiliates, (iii) shall give any Person (including, without limitation, any Continuing Employee) any right to continued employment or service with the Company, Parent, or any of their respective affiliates, or (iv) is intended to prevent the Company, Parent or any of their respective affiliates from amending or terminating any Company Benefit Plan in accordance with its terms.

5.10 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, indemnify, defend and hold harmless, and to advance expenses as incurred, to the fullest extent permitted under (i) applicable Law, (ii) the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of this Agreement and

(iii) any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement and made available to Parent, each present and former director and officer of the Company and its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (in each case, when acting in such capacity) (each, an “Indemnitee” and, collectively, the “Indemnitees”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, whenever asserted, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including in connection with this Agreement or the Transactions.

(b) Parent acknowledges that all rights to exculpation, indemnification and advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions) existing as of the Effective Time in favor of the current or former directors or officers of the Company or any of its Subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan as provided in its memorandum and articles of association or other organizational documents shall, to the fullest extent permitted under (i) applicable Law, (ii) the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of this Agreement and (iii) any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement and made available to Parent, survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain in effect such exculpation, indemnification and advancement of expenses provisions of the applicable party’s articles and memorandum of association or similar organizational documents in effect as of the date of this Agreement and the exculpation, indemnification and advancement of expenses provisions in any Contract of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect as of the date of this Agreement and made available to Parent, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or its Subsidiaries; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding.

(c) For six (6) years from and after the Effective Time, Parent shall cause the Surviving Company to, and the Surviving Company shall, maintain for the benefit of the directors and officers of the Company, as of the date of this Agreement and as of the Closing Date, an insurance and indemnification policy that provides coverage for events occurring at or prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policy of the Company, or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that Parent and the Surviving Company shall not be required to pay for the D&O Insurance, in the aggregate, in excess of 300% of the last annual premium paid by the Company prior to the date of this Agreement (the “Base Amount”), it being understood that if the total premiums payable for such insurance coverage exceeds the Base Amount, Parent shall obtain a policy with the greatest coverage available for a cost equal to the Base Amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time, which policies provide such directors and officers with such coverage for an aggregate period of six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of this Agreement or the Transactions. For the avoidance of doubt, and notwithstanding anything herein to the contrary, the Company shall be permitted, at its sole discretion, to obtain such prepaid policies that provide such coverage prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than the Base Amount.

(d) In the event that either Parent or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent shall, and shall cause the Surviving Company to, cause proper provision to be made so that such successor or assign shall expressly assume the obligations set forth in this Section 5.10(d).

(e) The provisions of this Section 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives, who shall have the express right to enforce Section 5.10 pursuant to the terms of The Contracts (Rights of Third Parties) Act, 2014, and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company’s memorandum and articles of association or similar organizational documents in effect as of the date of this Agreement or in any Contract of the Company or its Subsidiaries in effect as of the date of this Agreement. The obligations of Parent and the Surviving Company under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.10 applies unless the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.10 applies shall be third party beneficiaries of this Section 5.10).

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or employees, it being understood and agreed that the indemnification or advancement of expenses provided for in this Section 5.10(f) is not prior to or in substitution for any such claims under such policies.

5.11 Parent Agreements Concerning Merger Sub. During the period from the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 6, Merger Sub shall not engage in any activity of any nature except for activities contemplated by, related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) or as provided in or contemplated by this Agreement. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

5.12 Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

5.13 Shareholder Litigation. The Company shall give Parent reasonable opportunity (at Parent’s sole cost and expense) to participate in the defense or settlement of any shareholder Proceeding or written threat of a Proceeding against the Company and/or its directors and officers relating to this Agreement and/or the Transactions, including the Merger. The Company shall promptly notify Parent of any such Proceeding or written threat of Proceeding and shall keep Parent reasonably and promptly informed with respect to the status thereof. The Company shall not agree to or make any proposal with respect to any settlement of any such Proceeding or any threat of such a Proceeding without Parent’s prior written consent, which consent shall not be unreasonably withheld or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include a full release of Parent and its affiliates (including the Surviving Company and its Subsidiaries) with respect to all liabilities, causes of action and claims arising out of, or related to, the claims asserted in such Proceeding or threat of Proceeding or which imposes an injunction or other equitable relief after the Effective Time upon Parent or any of its affiliates (including the Surviving Company and its Subsidiaries). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 5.13 and any other provision of this Agreement, the provisions of this Section 5.13 shall control.

5.14 Stock Exchange Delisting. Parent shall cause the Company’s ADSs to be de-listed from Nasdaq and Shares and ADSs de-registered under the Exchange Act as promptly as practicable following the Effective Time, and prior to the Effective Time, the Company shall reasonably cooperate with Parent with respect thereto.

5.15 Transfer Taxes. Except as otherwise provided in Section 2.2(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with the Merger shall be borne by Parent.

5.16 Financing.

(a) Company Support.

(i) Prior to the Closing Date, the Company will, and will cause its Subsidiaries to, use reasonable best efforts, and will use reasonable best efforts to cause its and their respective Representatives, at Parent’s sole cost and expense, to use reasonable best efforts, in each case, to provide Parent and its Subsidiaries with all cooperation reasonably requested in writing by Parent or any of its Subsidiaries in connection with the Debt Financing (provided that such requested cooperation does not (i) cause any representation or warranty in this Agreement to be breached or (ii) cause any condition in this Agreement to fail to be satisfied) including using its reasonable best efforts to:

A. cause its management team, with appropriate seniority and expertise, including its senior executive officers to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with lenders, investors and rating agencies at times and locations mutually agreed and reasonably coordinated in advance;

B. assist with the syndication or other marketing of the Debt Financing, including assisting Parent or any of its Subsidiaries with the timely preparation of customary rating agency presentations (and assisting in the obtaining of corporate credit and corporate family ratings from any ratings agencies), customary bank information memoranda, and other customary marketing materials required in connection with the Debt Financing;

C. assist Parent or any of its Subsidiaries in connection with the preparation of any pledge and security documents or other documents relating to the pledge of collateral, currency or interest rate hedging agreements, credit agreements, a certificate of the Company with respect to solvency matters in the form set forth as Annex III to the Debt Commitment Letter and other definitive financing documents as may be reasonably requested by Parent or any of its Subsidiaries or the Financing Sources, and otherwise reasonably facilitating the pledging of collateral, including but not limited to delivery of stock certificates, and the granting of security interests in respect of the Debt Financing, it being understood that such documents will not take effect until the Closing Date;

D. to the extent required in connection with the Debt Financing, furnish Parent and any of its Subsidiaries as promptly as practicable with (1) the financial statements with respect to the Company and its Subsidiaries set forth in paragraphs (v)(A) and (v)(B) of Annex II of the Debt Commitment Letter (or any analogous section in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope of the requirements set forth in the Debt Financing Commitment in effect on the date hereof) (the financial statements required by clause (1) of this Section 5.16(a)(i)D, the “Required Financial Information”), it being understood and agreed that such financial statements of the Company and its Subsidiaries may be in the same form and scope as the financial statements previously delivered to Parent or publicly filed with or furnished to the SEC prior to the date hereof, and (2) information required in connection with any confidential information memorandum and any bank presentation in respect of the Debt Financing, in each case customarily used for the syndication of debt financings of a type similar to the Debt Financing;

E. to the extent requested by Parent in a written notice delivered to the Company no later than forty-five (45) calendar days prior to the Closing Date, provide for, on or prior to the Closing Date, (i) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (excluding any obligations that are expressly provided to survive termination) under the applicable CTBC Agreements (the “Specified Indebtedness”), (ii) the termination of the applicable CTBC Agreements and (iii) the release of all Liens and guarantees, if any, held pursuant to the applicable CTBC Agreements or otherwise securing the Specified Indebtedness (collectively, the “Specified Indebtedness Payoff”) ; provided, that in no event shall this Section 5.16(a)(i)E require the Company or any of its Subsidiaries to (x) cause the Specified Indebtedness Payoff unless the Closing has occurred or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Specified Indebtedness Payoff;

F. furnish Parent at least four (4) Business Days prior to the Closing Date with all documentation and other information required by regulatory authorities pursuant to applicable “know your customer”, anti-money laundering, and beneficial ownership rules and regulations, including the U.S. Patriot Act of 2001, in each case, as shall have been reasonably requested in writing by Parent at least nine (9) Business Days prior to the Closing Date that is reasonably required in connection with the Debt Financing;

G. deliver customary authorization letters that authorize the distribution of the confidential information memorandum to prospective lenders, which letters shall contain a customary “10b-5” representation by the Company with respect to the Company and its Subsidiaries and contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities; provided, however, that the Company shall have the right to review and comment on such materials prior to the delivery of its authorization letters;

H. solely with respect to financial information and data derived from the Company’s historical books and records, assist Parent with providing information reasonably required in connection with the preparation of pro forma financial information and pro forma financial statements to the extent required by the Financing Sources in connection with the Debt Financing, it being agreed that the Company will not be required to provide any information or assistance relating to (A) the proposed aggregate amount of any Debt Financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments or assumptions desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition contemplated herein; and

I. take all corporate and other actions, subject to and contingent upon the occurrence of the Closing, reasonably requested by Parent or any of its Subsidiaries and necessary and customary to permit the consummation of the Debt Financing.

(ii) Notwithstanding the provisions of Section 5.16(a)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to (A) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses or incur or satisfy any liability prior to the Closing Date for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (B) enter into any definitive agreement (other than the customary authorization letter referenced above) the effectiveness of which is not conditioned on the Closing Date, (C) give any indemnities that are effective prior to the Closing Date, (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of its business in any material respect or create an unreasonable risk of damage or destruction to any material property or assets of the Company or any of its Subsidiaries, (E) provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged, is subject to attorney-client privilege or could reasonably be expected to result in the disclosure of any trade secrets, customer-specific data or competitively sensitive information, (F) take any action that would reasonably be expected to conflict with or violate its organizational documents or any applicable Laws or result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party (other than to the extent of any provision created or implemented in contemplation of this Agreement or the Transactions) or (G) taken any action that would cause the Company to breach any representation, warranty or covenant in this Agreement. No person who is a director, manager or general partner or person serving the equivalent function of the Company or any of its Subsidiaries at any time prior to the Closing (a “Pre-Closing Director”) shall be required to take any action to approve the Debt Financing and neither the Company nor any of its Subsidiaries shall be obligated to take any action pursuant to Section 5.15(a)(i) that requires action or approval by any Pre-Closing Director of the Debt Financing. Until the Effective Time occurs, neither the Company nor any of its Subsidiaries shall have any liability or obligation under any loan agreement or any related document or any other agreement or document related to the Debt Financing (other than in connection with any authorization letter referred to in Section 5.16(a)(i)H above). Except for the representations and warranties set forth in Article 3, the Company shall not have any liability to Parent or Merger Sub in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 5.16(a). Parent and Merger Sub acknowledge and agree that (i) the obtaining of the Debt Financing, or any Alternative Debt Financing, is not a condition to Closing and (ii) a breach of this Section 5.16(a) will only constitute a material breach of the Company for purposes of Section 6.3 if (x) Parent has provided the Company with notice in writing of Company’s alleged failure to comply with this Section 5.16(a) (with reasonable specificity as to the basis for any such breach) and the Company has failed to cure such breach by the earlier of (i) ten (10) Business Days following such notice or (ii) three (3) Business Days prior to the Outside Date (but only to the extent notice is provided by Parent to the Company at least ten (10) Business Days prior to the Outside Date), and, in each case, such breach is a proximate cause of (or could reasonably be expected on an individual basis to cause) the Debt Financing not being (or to not be) consummated.

(b) Use of Logos. The Company hereby consents to the use of all logos of the Company or any of its Subsidiaries in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (ii) are used solely in connection with a description of the business of the Company and its Subsidiaries or the Merger, and (iii) do not appear on the cover of any rating agency presentations, bank information memoranda and securities offering prospectuses or memoranda, road show presentations and similar documents used in connection with the Debt Financing.

(c) Confidentiality. All non-public or other confidential information provided by the Company or any of its Subsidiaries or any of their representatives pursuant to this Agreement will be kept confidential in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, except that Parent or any of its Subsidiaries will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such persons are subject to confidentiality undertakings no less favorable individually or in the aggregate to the Company than those contained in the Confidentiality Agreement.

(d) Company Reimbursement and Indemnification.

(i) Upon request by the Company, Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by the Company or any of its Subsidiaries in connection with providing the support and cooperation contemplated by Section 5.16(a)(i) or otherwise in connection with the Debt Financing.

(ii) Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective directors, officers, employees, agents and other representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 5.16(a)(i)and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries).

(e) Debt Financing. Parent shall use its reasonable best efforts to arrange, obtain and complete the Debt Financing on or before the Closing Date on the terms and conditions described in the Debt Financing Commitment (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.16(f)) (including complying with any implementation by the Financing Sources of any flex provisions in any Fee Letters), including, on and prior to the Closing or any earlier termination of this Agreement, using its reasonable best efforts to:

(i) comply with, maintain in effect and enforce the Debt Financing Commitment and (from and when executed) the Financing Agreements;

(ii) negotiate Financing Agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitment (including any “flex” provisions) or on other terms (not related to conditionality) reasonably acceptable to Parent and the Company and not in violation of Section 5.16(f), so that the agreements are in effect no later than the Closing Date;

(iii) satisfy, or cause to be satisfied, on a timely basis (or obtain the waiver of) all conditions applicable to the Debt Financing in the Debt Financing Commitment and any Financing Agreements with respect thereto, in each case, that are within the control of Parent or any of its Subsidiaries; and

(iv) in the event of a failure to fund (or threatened failure to fund) by the Commitment Parties in accordance with the Debt Financing Commitment that prevents, impedes or delays the Closing, enforce its rights under the Debt Financing Commitment and any Financing Agreements with respect thereto.

(f) Subject to the terms and conditions of this Agreement, Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Financing Commitment, in each case, without the prior written consent of the Company, if such amendment, supplement, modification, replacement, termination, reduction or waiver (individually or in the aggregate with any other amendments, modifications or waivers) would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing below the amount required to consummate the Merger (taking into account other sources of funding), (ii) impose new or additional conditions to the funding of the Debt Financing or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (A) prevent or materially delay or hinder the Closing, or (B) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing, less likely to occur in any material respect, or (iii) adversely impact in any material respect the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Financing Commitment; it being understood that notwithstanding the foregoing, Parent and its Subsidiaries may (i) consent to, replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date of this Agreement, (ii) make or permit assignments and replacements of an individual lender under the Debt Financing Commitment in connection with the syndication of the Debt Financing, and/or (iii) terminate or reduce the aggregate amount of the commitments under the Debt Financing Commitment (and enter into any amendments, modifications of supplements of the Debt Financing Commitment in connection therewith) if Parent and its Subsidiaries have a sufficient amount of available cash on hand from other sources to make the representation set forth in Section 4.12 as though made at the time of the effectuation of such amendment, supplement or modification. Promptly following any such amendment, supplement, modification, replacement, termination, reduction or waiver of the Debt Financing Commitment in accordance with this Section 5.16(f), Parent shall promptly notify the Company thereof and deliver a copy thereof to the Company and (A) references herein to the “Debt Commitment Letter”, “Fee Letters”, and/or “Debt Financing Commitment” shall be deemed to include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.16(f), and (B) references to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitment as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.16(f) and any Alternative Debt Financing.

(g) Parent shall (i) give the Company prompt written notice (A) of any default or breach by any party of any of the Debt Financing Commitment or Financing Agreements of which Parent or Merger Sub has knowledge, (B) if and when Parent becomes aware that any portion of the Debt Financing contemplated by the Debt Financing Commitment will not be available at Closing, (C) of the receipt of any written notice or other written communication from any Person with respect to any (1) actual breach, default, termination or repudiation by any party to the Debt Financing Commitment or any Financing Agreement or (2) material dispute or disagreement between or among any parties to the Debt Financing Commitment or any Financing Agreement with respect to the enforceability of the Debt Financing Commitment (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Financing Agreements), and (D) of any expiration or termination of the Debt Financing Commitment or any Financing Agreement and (ii) upon reasonable request by the Company, inform the Company in reasonable detail of the status of its efforts to arrange the Debt Financing, it being understood that nothing in this sentence will require Parent to disclose any information that is subject to the attorney-client or work product privilege or the disclosure of which would result in the breach of any of Parent’s confidentiality obligations set forth in the Debt Commitment Letters (as in effect on the date of this Agreement).

(h) Without limiting Parent or Merger Sub’s obligations hereunder, if all or any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter and such portion is necessary to consummate the Transactions, Parent shall promptly notify the Company in writing and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable prior to the termination date, alternative debt financing from the same or alternative sources in an amount sufficient, together with the remaining available Financing, to consummate the Transactions and with terms and conditions (including market “flex” provisions) not less favorable to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter (“Alternative Debt Financing”). Parent shall deliver to the Company forthwith if it obtains the same true and complete executed copies of any commitment letters (including related fee letters) with respect to any Alternative Debt Financing (which fee letters may be redacted in a fashion consistent with the Fee Letters), and references herein to the “Debt Commitment Letter”, “Fee Letters”, and/or “Debt Financing Commitment” shall be deemed to include such commitment letters and related fee letters with respect to such Alternative Debt Financing.

(i) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Debt Financing is not a condition to the Closing.

5.17 Interim Financial Statements. The Company shall deliver to Parent the Interim Financial Statements as promptly as practicable after the close of the relevant reporting periods.

5.18 Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued to satisfy the aggregate Per Share Stock Merger Consideration to be approved for listing on Nasdaq, subject to official notice of issuance.

ARTICLE 6

CONDITIONS TO CONSUMMATION OF THE MERGER

6.1 Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under Law) at or prior to the Effective Time of each of the following conditions:

(a) The Company Shareholder Approval shall have been obtained.

(b) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC.

(c) The consummation of the Merger shall not be restrained, enjoined or prohibited by any Order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other Governmental Entity that is continuing and remains in effect (other than any such Order issued pursuant to or to enforce a Regulatory Law, which Order is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole) and no applicable Law shall be effective that prohibits the consummation of the Merger (other than any Regulatory Law that is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole).

(d) Any applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated. All waivers, consents, clearances, approvals and authorizations under the Regulatory Laws set forth on Section 6.1(d) of the Company Disclosure Schedule with respect to the Transactions shall have been obtained and shall remain in full force and effect.

6.2 Conditions to Obligations of the Company Under This Agreement. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of Parent and Merger sub contained in this Agreement, without giving effect to any qualifications as to materiality or “Parent Material Adverse Effect” or other similar qualifications contained therein, shall be true and correct at and as of the Closing Date as if made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), and except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Parent Material Adverse Effect.

(b) Parent and Merger Sub shall have performed or complied in all material respects with all covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c) Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by an executive officer of Parent, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

6.3 Conditions to Obligations of Parent and Merger Sub Under This Agreement. The obligations of Parent and Merger Sub to effect the Merger are further subject to the fulfillment (or waiver by Parent and Merger Sub) at or prior to the Effective Time of the following conditions:

(a) Each representation and warranty of the Company (i) contained in Sections 3.1 (Corporate Organization), 3.4 (Authority; Execution and Delivery; Enforceability), 3.5(b) (No Conflicts), 3.22 (Broker’s Fees), 3.23 (Takeover Statutes), 3.25 (Vote Required) and 3.26 (Opinion of Financial Advisor), without giving effect to any qualifications as to materiality or “Company Material Adverse Effect” or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of any of the representations and warranties set forth in Article 3 requiring the listing of matters and which are qualified by materiality or similar qualifications), shall be true and correct in all material respect at and as of the Closing Date as if made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time); (ii) contained in Sections 3.3(a) (Capitalization), 3.3(b) (Capitalization) and 3.3(f) (Capitalization), without giving effect to any qualifications as to materiality or “Company Material Adverse Effect” or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of any of the representations and warranties set forth in Article 3 requiring the listing of matters and which are qualified by materiality or similar qualifications), shall be true and correct, in all respects at and as of the Closing Date as if made on the Closing Date, other than with respect to de minimis inaccuracies, (iii) contained in clause (ii) of Section 3.7(a) (Absence of Certain Changes or Events) shall be true and correct in all respects at and as of the Closing Date as if made on the Closing Date and (iv) otherwise set forth in Article 3, without giving effect to any qualifications as to materiality or “Company Material Adverse Effect” or other similar qualifications contained therein (provided, however, that the foregoing shall not apply to the applicable portions of any of the representations and warranties set forth in Article 3 requiring the listing of matters and which are qualified by materiality or similar qualifications), shall be true and correct at and as of the Closing Date as if made on the Closing Date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect.

(b) The Company shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c) No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d) The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by an executive officer of the Company, certifying to the effect that the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) have been satisfied.

6.4 Frustration of Closing Conditions Neither Parent nor Merger Sub may rely on the failure of any conditions set forth in Sections 6.1 or 6.3 to be satisfied if the primary cause of such failure was a material breach of this Agreement by Parent or Merger Sub. The Company may not rely on the failure of any conditions set forth in Sections 6.1 or 6.2 to be satisfied if the primary cause of such failure was a material breach of this Agreement by the Company.

ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether before or (subject to the terms hereof) after receipt of the Company Shareholder Approval, by action taken or authorized by the board of directors of the terminating party or parties:

(a) By mutual written consent of Parent and the Company, by action of their respective boards of directors, at any time prior to the Effective Time;

(b) By either the Company or Parent, if the Company Shareholder Approval shall not have been obtained at the Company Meeting or any adjournment thereof;

(c) By either the Company or Parent, if (i) any court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Order or other action shall have become final and non- appealable (other than any such Order issued pursuant to or to enforce a Regulatory Law, which Order is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole), or (ii) any Governmental Entity shall have adopted or caused to be effective any Law prohibiting, prior to the Effective Time, the consummation of the Merger (other than any Regulatory Law that is not material to Parent and its Subsidiaries (assuming consummation of the Transactions), taken as a whole); provided that the right to terminate this Agreement pursuant to this Section 7.1(c) will not be available to any party where material failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Order or other action;

(d) By either the Company or Parent if the Effective Time shall not have occurred on or before February 6, 2023 (as it may be extended pursuant to this Section 7.1(d) the “Original Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(d) will not be available to any party whose material breach of any representation, warranty, covenant or agreement set forth in this Agreement has principally caused, or resulted in, the Effective Time not occurring prior to the Outside Date; provided, further, that if on the Original Outside Date, all of the conditions in Article 6 other than Sections 6.1(c) (solely with respect to any Regulatory Law or any Order issued pursuant to or in respect of any Regulatory Law) or 6.1(d) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub and the Company, as applicable, then the Outside Date shall automatically be extended to May 5, 2023 (the “First Extended Outside Date”); provided, further, that if on the First Extended Outside Date, all of the conditions in Article 6 other than Sections 6.1(c) (solely with respect to any Regulatory Law or any Order issued pursuant to or in respect of any Regulatory Law) or 6.1(d) have been satisfied (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub and the Company, as applicable, then the Outside Date shall automatically be extended to August 7, 2023 (the “Second Extended Outside Date”) (the Original Outside Date as such date may be extended by the First Extended Outside Date and the Second Extended Outside Date, as applicable, the “Outside Date”); provided, further, that if the conditions to Closing set forth in Article 6 are satisfied prior to the Outside Date (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on Closing Date), then the definition of the applicable Outside Date shall be deemed to be extended, and shall mean, the date that is ten (10) Business Days after the Outside Date prior to giving effect to this proviso (it being understood that this proviso shall only extend the Outside Date once); provided, further, that the definition of the applicable Outside Date shall be deemed to be extended until the date that is two (2) Business Days after the last day of any then-pending (i) Matching Period or (ii) Marketing Period.

(e) By Parent if at any time (i) prior to the receipt of the Company Shareholder Approval, the Company Board shall have effected a Company Change of Recommendation or (ii) a Willful and Material Breach of Section 5.5 (No Solicitation) shall have occurred (or be deemed, pursuant to the terms thereof, to have occurred);

(f) By the Company, at any time prior to the receipt of the Company Shareholder Approval, if the Company Board determines to accept a Superior Proposal, but only if the Company shall have complied in all material respects with its obligations under Section 5.5 (No Solicitation) with respect to such Superior Proposal; provided, however, that the Company shall prior to or concurrently with such termination pay the Company Termination Fee to or for the account of Parent pursuant to Section 7.3;

(g) By Parent, at any time prior to the Effective Time, if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.3(a) or 6.3(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions in Sections 6.3(a) and 6.3(b) prior to the Outside Date (as the same may be extended) or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company and such breach shall not have been cured in all material respects; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.1(g) if there has been any material breach by Parent or Merger Sub of its material representations, warranties or covenants contained in this Agreement, and such breach shall not have been cured in all material respects; or

(h) By the Company, at any time prior to the Effective Time, if: (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, in each case, such that any condition to the Merger contained in Sections 6.2(a) or 6.2(b) is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure prior to the Outside Date (as the same may be extended) or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent and such breach shall not have been cured in all material respects; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(h) if there has been any material breach by the Company of its material representations, warranties or covenants contained in this Agreement, and such or breach shall not have been cured in all material respects.

7.2 Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail and this Agreement shall forthwith become void and have no further force and effect (other than the second sentence of Section 5.4(b), Section 5.8, Section 7.2, Section 7.3, Section 7.4 and Article 8, each of which shall survive termination of this Agreement), and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers, directors or Representatives, except with respect to the second sentence of Section 5.4(b), Section 5.8, Section 7.2, Section 7.3, Section 7.4 and Article 8; provided, that, subject to Section 7.3, each party will retain liability for liabilities or damages incurred or suffered as a result of its fraud or Willful and Material Breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement prior to such termination and any aggrieved party will be entitled to all rights and remedies under applicable Law or equity.

7.3 Termination Fees.

(a) The parties hereto agree that if this Agreement is terminated by Parent pursuant to Section 7.1(e) or the Company pursuant to Section 7.1(f), then the Company shall pay to Parent prior to or concurrently with such termination, in the case of a termination by the Company, or within two (2) Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee. The “Company Termination Fee” means one hundred thirty two million dollars ($132,000,000).

(b) The parties hereto agree that if (x) this Agreement is terminated pursuant to Section 7.1(b), Section 7.1(d) or Section 7.1(g), (y) after the date hereof and prior to the date of the Company Meeting, a bona fide Competing Proposal was received by the Company or has been publicly announced and not withdrawn before the date this Agreement is terminated and (z) the Company enters into a definitive agreement with respect to any Competing Proposal within twelve (12) months after such termination or consummates a transaction contemplated by any Competing Proposal within twelve (12) months after such termination, then the Company shall pay the Company Termination Fee to Parent, no later than two (2) Business Days after the consummation of such transaction. For purposes of this Section 7.3(b), the term “Competing Proposal” shall have the meaning assigned to such term in Section 5.5(i)(ii), except that the references to “15%” and “85%” shall be deemed to be references to “50%.”

(c) The parties hereto agree that (A) if this Agreement is terminated by Parent or the Company pursuant to (x) Section 7.1(c) (but solely to the extent a court of competent jurisdiction or other Governmental Entity of competent jurisdiction shall have issued an Order pursuant to a Regulatory Law (and no other Law), adopted or caused to be effective any Law (but solely to the extent it is a Regulatory Law and no other Law) or taken any other action pursuant to a Regulatory Law (and no other Law), in each case, permanently restraining, enjoining or otherwise prohibiting, prior to the Effective Time, the consummation of the Merger, and such Order or other action shall have become final and non-appealable), or (y) Section 7.1(d), (B) at the time of such termination, all of the conditions in Article 6 other than Section 6.1(c) (solely with respect to any Regulatory Law or any Order issued pursuant to or in respect of any Regulatory Law) or 6.1(d) have been satisfied or are capable of being satisfied prior to Closing (other than conditions that by their nature can only be satisfied on the Closing Date), or have been waived by Parent and Merger Sub and the Company, as applicable, and (C) at the time of such termination the Company is not in material breach of any representation, warranty, covenant or other agreement of the Company set forth in this Agreement where such breach by the Company is the primary cause of the failure of any condition to this Agreement being satisfied, then Parent shall pay to the Company prior to or concurrently with such termination, in the case of a termination by Parent, or within two (2) Business Days thereafter, in the case of a termination by the Company, the Parent Termination Fee. The “Parent Termination Fee” means one hundred sixty million dollars ($160,000,000). (d) All payments under this Section 7.3 shall be made by wire transfer of immediately available funds denominated in U.S. dollars to an account designated in writing by Parent or the Company, as applicable, or in the absence of such designation, an account established for the sole benefit of Parent or the Company, as applicable.

(e) Each of the parties acknowledges that the agreements contained in this Section 7.3 are an integral part of the Transactions, and that without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement. For the avoidance of doubt, (x) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and (y) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(f) Except in case of fraud or a Willful and Material Breach, in circumstances where the Company Termination Fee is payable in accordance with Section 7.3(a) or Section 7.3(b), Parent’s receipt of the Company Termination Fee (if received) from or on behalf of the Company shall be Parent’s and Merger Sub’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against the Company and its Subsidiaries and any of their respective former, current or future direct or indirect equity holders, general or limited partners, controlling persons, shareholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, “Related Parties”) for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. While Parent and Merger Sub may pursue both a grant of specific performance of the obligation of the Company to consummate the Merger in accordance Section 8.13 and the payment of the Company Termination Fee under Section 7.3(a) or Section 7.3(b), under no circumstances shall Parent or Merger Sub be permitted or entitled to receive both a grant of such specific performance and the payment of the Company Termination Fee (if entitled under Section 7.3(a) or Section 7.3(b)).

(g) Except in case of fraud or a Willful and Material Breach, in circumstances where the Parent Termination Fee is payable in accordance with Section 7.3(c), the Company’s receipt of the Parent Termination Fee (if received) from or on behalf of Parent shall be the Company’s sole and exclusive remedy (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise) against Merger Sub, Parent and its Subsidiaries, any of their respective Related Parties and the Financing Sources for all losses and damages suffered as a result of the failure of the Merger or the other Transactions to be consummated, for any breach or failure to perform hereunder or otherwise, and upon payment of such amount, no such Person shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. While the Company may pursue both a grant of specific performance of the obligation of Parent and Merger Sub to consummate the Merger in accordance Section 8.13 and the payment of the Parent Termination Fee under Section 7.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of such specific performance and the payment of the Parent Termination Fee (if entitled under Section 7.3(c)).

7.4 Limitation on Recourse. Any claim or cause of action under this Agreement may only be brought against Persons that are expressly named as parties, and then only with respect to the specific obligations set forth in this Agreement. No Related Party shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of the Company of or for any claim, investigation, or Proceeding under, based on, in respect of, or by reason of, this Agreement or the Transactions (including the breach, termination or failure to consummate such Transactions), whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable Proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another Person or otherwise.

7.5 Amendment. This Agreement may be amended by each of the Company, Parent and Merger Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after receipt of the Company Shareholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company’s shareholders without such approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. Notwithstanding anything to the contrary contained herein, none of Section 7.3(g), Section 7.5, Section 8.8, Section 8.11(c), Section 8.11(d) or Section 8.14 (nor any provision (including any defined term therein) of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions) may be amended, supplemented, waived or otherwise modified in a manner materially adverse to the Financing Sources without the prior written consent of the Financing Sources.

7.6 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein; provided, however, that after receipt of the Company Shareholder Approval, there may not be any extension or waiver of this Agreement which decreases the Per Share Merger Consideration or Per ADS Merger Consideration, or which adversely affects the rights of the Company’s shareholders hereunder without the approval of such shareholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE 8

GENERAL PROVISIONS

8.1 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties or covenants in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

8.2 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

8.3 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by internationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving party, otherwise upon the following Business Day after receipt of proof or delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving party, on the following Business Day; and (d) if otherwise actually personally delivered, when delivered; provided, that such notices, request, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties:

If to Parent or Merger Sub, addressed to it at:

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, CA 92008

Attention: Steven G. Litchfield

Email: slitchfield@maxlinear.com

with a copy to (for information purposes only):

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

Attention: Robert T. Ishii

Rich Mullen

Email:       rishii@wsgr.com

rich.mullen@wsgr.com

and

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real

San Diego, CA 92130

Attention: Robert F. Kornegay

Email: rkornegay@wsgr.com

If to the Company, addressed to it at:

Silicon Motion Technology Corporation

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street

Hong Kong

Attention: Tracy Li

Email: tracy.li@siliconmotion.com

with a copy to (for information purposes only):

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92625

Attention: Charles K. Ruck

Christopher R. Drewry

Benjamin P. Su

Email:       charles.ruck@lw.com

christopher.drewry@lw.com

benjamin.su@lw.com

and

K&L Gates LLP

599 Lexington Avenue

New York, New York 10022

Attention: Robert S. Matlin

  James Chen

Email:       Robert.Matlin@klgates.com

  James.Chen@klgates.com

8.4 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date of this Agreement that (i) contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement need not contain any standstill provision, and (ii) does not in any way restrict the Company from complying with its obligations under Section 5.5.

“affiliate” means, as to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when a payment is due, any day on which banks are not required or authorized by applicable Law to close in the Cayman Islands, New York or Taiwan.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Benefit Plans” means (i) all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) all pension, bonus, stock option, stock purchase, restricted stock, restricted stock unit, other equity or equity-based incentive, cash-based incentive, retention incentive, compensatory change in control, profit sharing, severance, salary continuation, supplemental termination pay, retiree medical or life insurance, retirement, supplemental retirement, vacation, fringe benefit or other compensation or benefit plans, programs, policies, practices, agreements or arrangements, in each case, with respect to which the Company or any Subsidiary of the Company has or would reasonably be expected to have any liability or that are maintained by, contributed to (or required to be contributed to) or sponsored by the Company or any Subsidiary of the Company for the benefit of any current or former employee, director or other individual providing services to the Company or any Subsidiary of the Company, but excluding compensation and benefit plans, programs policies, practices and arrangements sponsored or maintained by a Governmental Entity.

“Company Data” means all data and information Processed by the Company.

“Company Equity Plan” means the Company’s 2015 Incentive Plan.

“Company ERISA Affiliate” means any trade or business (whether or not incorporated), which is or within the last six (6) years, has been under common control with the Company within the meaning of Section 4001(b)(1) of ERISA, or which together with the Company is, or within the last six (6) years, has been treated as a single employer for purposes of Section 414(b), (c), (m), (o) or (t) of the Code.

“Company Material Adverse Effect” means any change, event, occurrence or development (an “Effect”) that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect adversely and disproportionately impacts the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the same industry or industries: (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in Taiwan, the United States or globally, or changes generally affecting companies in the industry or industries (including seasonal fluctuations) in which the Company or its Subsidiaries operate in Taiwan, the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or Permitted Actions or changes in such COVID-19 Measures or Permitted Actions after the date of this Agreement), (d)    any action taken or refrained from being taken, in each case to which Parent has expressly approved, consented to or requested in writing (including by email) that such action be taken or refrained from being taken following the date of this Agreement, (e) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates (provided that this clause (e) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the negotiation, announcement, pendency, or consummation of this Agreement and the Merger), (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or any Competing Proposal or the approval of this Agreement or the Transactions by the Company Board, (g) changes in the trading price or trading volume of Shares or ADS or any suspension of trading, or any changes in the ratings or the ratings outlook for the Company by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to the Company (provided, that for purposes of this clause (g) the underlying cause of such change may be taken into account in determining whether a Company Material Adverse Effect has occurred) or (h) any failure by the Company or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided, that for purposes of this clause (h) the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred).

“Company Material Intellectual Property” means the Company Owned Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole.

“Company Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Product” means all products and services that are or have been since January 1, 2019 marketed, offered, sold, licensed, provided, distributed, supported, or otherwise exploited by the Company or any of its Subsidiaries, including designs, wafers, integrated circuits and other products.

“Company Shareholder Approval” means the affirmative vote of the shareholders of the Company representing not less than two-thirds (2/3) of the votes cast at the Company Meeting with respect to the approval of this Agreement, the Merger and the consummation of the Transactions.

“Company Shareholder Materials” means notice to the shareholders of the Company of the Company Meeting, the Proxy Statement and any other materials the Company may provide to the shareholders of the Company along with such notice and Proxy Statement, specifically in connection with the solicitation of the Company Shareholder Approval.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, and the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Contract” or “Contracts” means any of the legally binding agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject.

“control”(including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of capital stock or other Equity Interests, as trustee or executor, by    Contract or credit arrangement or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and    the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, Families First Act, the Payroll Tax Executive Order and IRS Notices 2020-22, 2020-65 and 2021-11.

“CTBC Agreements” means the (i) Agreement for Individually Negotiated Terms and Conditions (個別條款約定書) dated May 26, 2020, and Supplemental Agreement to Comprehensive Credit Facilities Master Agreement (銀行授信綜合額度契約暨總約定書之增補契約), dated July 13, 2021, by and between CTBC Bank Co., Ltd. and the Company (ii) Agreement for Individually Negotiated Terms and Conditions    (個別條款約定書) dated May 26, 2020, and Supplemental Agreement to Comprehensive Credit Facilities Master Agreement (銀行授信綜合額度契約暨總約定書之增補契約), dated July 13, 2021, by and between CTBC Bank Co., Ltd. and Silicon Motion Inc. (慧榮科技股份有限公司) and (iii) Agreement for Individually Negotiated Terms and Conditions (個別條款約定書) dated June 16, 2020, and Supplemental Agreement to Comprehensive Credit Facilities Master Agreement (銀行授信綜合額度契約暨總約定書之增補契約), dated July 13, 2021, by and between CTBC Bank Co., Ltd. and Silicon Motion Technology (Hong Kong) Limited.

“Customs and Trade Laws” means all applicable export, import, customs, trade and anti-boycott Laws or programs administered, enacted or enforced by: (a) the United States (including the Export Control Reform Act of 2018 and implementing Export Administration Regulations and the anti-boycott Laws and regulations administered by the U.S. Departments of Commerce and Treasury); (b) any other country, except to the extent inconsistent with U.S. law.

“Data Processing Policy” means each external policy, written statement or representation or notice of the Company relating to the Processing of Personal Data, privacy, data protection, or security.

“Data Processing Requirement” means any applicable (i) Law relating to privacy, data protection, or security, or (ii) Data Processing Policy or industry standard binding on the Company (including, as applicable, the Payment Card Industry Data Security Standard), or requirement of any Contract relating to the Processing of Company Data, privacy, data protection, or security.

“Environmental Claims” means any Proceeding, investigation, order, demand, allegation, accusation or notice (written or oral) by any Person or entity alleging actual or potential liability arising out of or relating to any Environmental Laws, Environmental Permits or the presence in, or Release into, the environment of, or exposure to, any Hazardous Materials, but shall not include any claims relating to products liability.

“Environmental Laws” means any and all applicable, federal, state, provincial, local or foreign Laws, and all rules or regulations promulgated thereunder, regulating or relating to Hazardous Materials, pollution, protection of the environment (including ambient air, surface water, ground water, land surface, subsurface strata, wildlife, plants or other natural resources), and/or the protection of health and safety of persons from exposures to Hazardous Materials in the environment.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” means, collectively (a) Shares (including Shares represented by ADSs) held by Parent, the Company or any of their Subsidiaries and (b) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Equity Plans.

“FDI Laws” means any federal, state, provincial, territorial and foreign statutes, rules, regulations, governmental orders, administrative and judicial doctrines and other applicable Laws that are designed or intended to prohibit, restrict or regulate investments by Persons that are deemed a foreign entity or that may pose a threat to national security.

“Financing Agreement” means any credit agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred by Parent or its Subsidiaries in connection with the Debt Financing.

“Financing Sources” means the persons (other than Parent or any controlled affiliate of Parent) that have committed to provide or have otherwise entered into agreements in connection with the Debt Financing and any joinder agreements, indentures, supplemental indentures, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers, underwriters, or administrative agents in connection with the Debt Financing, together with their current and future affiliates and their and such affiliates’ officers, directors, employees, attorneys, partners, controlling parties, advisors, members, managers, accountants, consultants, agents and representatives and funding sources of each of the foregoing involved in any of the Debt Financing and their successors and assigns.

“GAAP” means generally accepted accounting principles, as applied in the United States. “Government Contract” means any Contract that is between the Company or any Subsidiary of the Company, on one hand, and a Governmental Entity, on the other hand, or entered into by the Company or any Subsidiary of the Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Entity.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative or prosecutorial functions of or pertaining to government.

“Governmental Official” is any (a) officer, agent, or employee of a Governmental Entity or (b) person acting in an official capacity for or on behalf of a Governmental Entity.

“Hazardous Materials” means any pollutants, chemicals, contaminants or any other toxic, infectious, carcinogenic, reactive, corrosive, ignitable, flammable or otherwise hazardous substance or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation, or for which liability may be imposed, under any Environmental Laws, including any quantity of asbestos in any form, urea formaldehyde, PCBs, radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property” means all intellectual property rights recognized under applicable Law, including all: (a) Patents; (b) trademarks, service marks, logos, trade dress, trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications, renewals and extensions to register the foregoing anywhere in the world and all goodwill associated therewith (“Marks”); (c) Internet domain names (whether or not registered); (d) all copyrights (whether or not published), and all other rights with respect to works of authorship and copyrightable subject matter (including Software), and all applications and registrations in connection therewith (“Copyrights”); (e) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. §§ 901-914) and any other intellectual property right in semiconductor topology or mask works (“Mask Work Rights”); (f) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, in each case that derives independent economic value, whether actual or potential, from not being known to other persons (“Trade Secrets”); and (f) other similar or equivalent intellectual property rights anywhere in the world.

“Interested Owner” means any Person who owns at least fifteen percent (15%) of the outstanding voting stock of another Person, or who owned such fifteen (15%) at any time during the previous three (3) years and presently holds the power to direct management or a position as director or officer of such other Person.

“Interim Financial Statements” means (i) the audited consolidated balance sheet and related consolidated statements of operations or income, cash flows and shareholders’ equity of the Company for the three most recently completed fiscal years of the Company, ended at least 120 days before the Closing Date and (ii) the unaudited consolidated balance sheet and related statements of operations or income and cash flows of the Company for each subsequent fiscal quarter (other than any fiscal fourth quarter) of the Company, ended at least 60 days before the Closing Date.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) when used with respect to the Company, the actual knowledge of the individuals listed in Section 8.4(a) of the Company Disclosure Schedule after reasonable due inquiry; and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the officers and directors of Parent and Merger Sub after reasonable due inquiry.

“Law” means any applicable national, provincial, state, municipal and local laws, statutes, ordinances, decrees, rules, regulations or Orders of any Governmental Entity, in each case, having the force of law.

“Lien” means with respect to any property, equity interest or asset, any mortgage, deed of trust, hypothecation, lien, encumbrance, pledge, charge, security interest, right of first refusal, right of first offer, adverse claim, restriction on transfer, covenant or option in respect of such property, equity interest or asset.

“Marketing Period” means the first period of fifteen (15) consecutive calendar days commencing on the later of (i) the date Parent shall have access to the Required Financial Information and (ii) the date the Company Shareholder Approval has been obtained; provided that (x) (1) none of July 5, 2022, July 3, 2023 or July 5, 2023 shall be considered a calendar day for the purposes of this definition (provided, however, that such exclusion shall not restart such period) and (2) if such fifteen (15) consecutive calendar day period has not ended on or prior to (A) August 22, 2022, then it will be deemed to not commence earlier than September 6, 2022, or (B) December 16, 2022, then it will be deemed to not commence earlier than January 2, 2023, (y) in no event shall the Marketing Period be restarted or cease to continue if additional financial statements are required to be delivered pursuant to the definition of “Required Financial Information” or have otherwise been provided after the Marketing Period has commenced, and (z) the Marketing Period in any event shall end on any earlier date prior to the expiration of such fifteen (15) consecutive calendar day period if the Debt Financing is consummated on such earlier date (including closing into escrow); provided, further, that if the Company shall in good faith reasonably believe that it has provided the Required Financial Information, the Company may deliver to Parent a written notice to that effect (stating in good faith when it believes it completed such delivery), in which case the Company shall be deemed to have delivered the Required Financial Information on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed the delivery of the Required Financial Information at the time such notice is given and, within three (3) Business Days after the date of the delivery of such notice by the Company, Parent gives written notice to the Company to that effect (stating with reasonable specificity which such Required Financial Information has not been delivered), in which case such Required Financial Information shall be deemed to have been delivered when such specific items have been delivered by the Company; provided, that such written notice from Parent to the Company will not prejudice the Company’s right to assert that the Required Financial Information was, in fact, delivered; provided, further, that, notwithstanding the foregoing, the delivery of the Required Financial Information shall be satisfied at any time at which (and so long as) Parent shall have actually received the Required Financial Information, regardless of whether any such notice is delivered to the Company.

“Nasdaq” means the Nasdaq Global Select Market.

“Open Source Materials” refers to any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (including but not limited to the GNU General Public License (GPL), Affero GPL, LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any judgment, order, ruling, decision, writ, injunction, decree or arbitration award of any Governmental Entity.

“Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a 10 trading day period, starting with the opening of trading on the 11th trading date prior to the Closing Date to the closing of trading on the 2nd to last trading date prior to the Closing Date, as reported by Bloomberg.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets, liabilities, or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that adverse Effects arising out of, resulting from or attributable to the following shall not constitute or be deemed to contribute to a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) and (c) of the below shall be so considered to the extent such Effect adversely and disproportionately impacts Parent and its Subsidiaries, taken as a whole, relative to other companies operating in the same industry or industries: (a) changes or proposed changes in applicable Laws, GAAP or the interpretation or enforcement thereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates, in Taiwan, the United States or globally, or changes generally affecting companies in the industry or industries (including seasonal fluctuations) in which Parent or its Subsidiaries operate in Taiwan, the United States or globally, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action or operation, sabotage, civil unrest, civil disobedience, national or international calamity, the outbreak of hostilities or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis (including COVID-19, or any COVID-19 Measures or Permitted Actions or changes in such COVID-19 Measures or Permitted Actions after the date of this Agreement), (d) any action taken or refrained from being taken, in each case to which the Company has expressly approved, consented to or requested in writing (including by email) that such action be taken or refrained from being taken following the date of this Agreement, (e) the negotiation, announcement, pendency or consummation of this Agreement and the Merger, including the identity of, or the effect of any fact or circumstance relating to, Parent or any of its affiliates (provided that this clause (e) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the negotiation, announcement, pendency, or consummation of this Agreement and the Merger), (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law relating to the negotiation of this Agreement or the approval of this Agreement or the Transactions by the Parent Board, (g) changes in the trading price or trading volume of Parent Common Stock or any suspension of trading, or any changes in the ratings or the ratings outlook for Parent by any applicable rating agency or changes in any analyst’s recommendations or ratings with respect to Parent (provided that for purposes of this clause (g) the underlying cause of such change may be taken into account in determining whether a Parent Material Adverse Effect has occurred) or (h) any failure by Parent or any of its Subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided, that for purposes of this clause (h) the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred).

“Patents” means all patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof (and all foreign counterparts of any of the foregoing).

“Permitted Action” means any such commercially reasonable action or inaction, whether or not in the ordinary course of business, that the (a) Company reasonably believes is necessary or prudent for the Company or any of its Subsidiaries to take or abstain from taking, in order to (i) carry on and preserve or protect their respective financial positions, businesses, assets or properties or to protect the health or safety of the customers, suppliers, employees and other business relations of the Company or any of its Subsidiaries, in each case, solely in connection with COVID-19 or the COVID-19 Measures or (ii) ensure compliance by the Company and its Subsidiaries and their respective directors, officers and employees with any COVID-19 Measures, on the one hand and (b) Parent reasonably believes is necessary or prudent for Parent or any of the Parent Subsidiaries to take or abstain from taking, in order to (i) carry on and preserve or protect their respective financial positions, businesses, assets or properties or to protect the health or safety of the customers, suppliers, employees and other business relations of Parent or any of the Parent Subsidiaries, in each case, solely in connection with COVID-19 or the COVID-19 Measures or (ii) ensure compliance by the Parent and the Parent Subsidiaries and their respective directors, officers and employees with any COVID-19 Measures, on the other hand.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established in accordance with GAAP or the Company financial statements, (b) statutory or common law Liens in favor of landlords, vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable, (c) Liens disclosed on the Most Recent Balance Sheet or notes thereto,

(d) Liens which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, (e) non-exclusive licenses of Intellectual Property, (f) with respect to Company Real Property (i) matters of record, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of such real property, (iii) applicable building, zoning and land use regulations, and (iv) other imperfections or irregularities in title, charges, restrictions and other Liens that do not materially detract from the use or value of the Company Real Property to which they relate, (g) Liens affecting the fee estate of any Company Leased Real Property that do not materially detract from the use or value of the Company Real Property to which they relate, (h) Liens relating to intercompany borrowings solely among the Company and its wholly owned Subsidiaries and (i) such other Liens which would not, individually or in the aggregate, interfere materially with the ordinary conduct of the business of the Company and its Subsidiaries as currently conducted or materially detract from the use, occupancy, value or marketability of the property affected by such Lien.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act), including a Governmental Entity.

“Personal Data” means data or information defined as “personal information,” “personal data,” “personally identifiable information,” or an analogous term under applicable Law regarding privacy, data protection, or security.

“Proceedings” means all actions, suits, claims, litigation, proceedings, in each case, by or before any Governmental Entity, arbitrator, or other tribunal with the power to issue legally binding judgments and orders.

“Process” means, with respect to any data or set of data, any operation or set of operations performed thereon, whether or not by automated means, including access, adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, derivation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, retrieval, storage, structuring, transmission, and use, and security measures with respect thereto.

“Proxy Statement” means a proxy statement or similar disclosure document relating to the adoption and approval of this Agreement by the Company’s shareholders at the Company Meeting.

“Registered IP” means all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property that is registered with, issued by or applied for by or with any Governmental Entity or other public or quasi-public legal authority (including domain name registrars).

“Regulatory Laws” means Competition Laws and FDI Laws.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environment, including any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Representatives” means, with respect to a Person, such Person’s directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents, financing sources and other representatives.

“Sanctioned Jurisdiction” means a country or territory that is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person that is the target of Sanctions as a result of being (a) listed in any Sanctions-related list maintained by the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), the European Union, any European Union member state, the United Nations, or the United Kingdom; (b) organized or resident in a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent or more or (where relevant under applicable Sanctions) controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

“Sanctions” means all applicable trade, economic and financial sanctions, embargoes, programs, Laws and restrictive measures administered, enacted or enforced by (i) the United States (including without limitation the Department of the Treasury’s Office of Foreign Assets Control and the Department of State),

(ii) the European Union, (iii) any European Union member state, (iv) the United Nations or (v) the United Kingdom.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any software tools, other computer software (whether in source code, object code, or other form), algorithms contained or incorporated in software, models, databases, compilations of data, (including content and other information) and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary” of Parent, the Company or any other Person means any corporation, limited liability company, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity, or any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act.

“Tax Return” means any report, return (including any information return, declaration, notice, or statement), claim for refund, estimated filing or declaration required to be filed or actually filed with a Governmental Entity in connection with the determination, assessment or collection of any Tax, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, real property, personal property, sales, use, goods and services, net worth, capital stock, business license, occupation, commercial activity, customs duties, alternative or add-on minimum, environmental, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, estimated, withholding, ad valorem, stamp, transfer, registration, value-added and gains tax, and any interest, penalties, additions to tax or additional amounts imposed in respect of any of the foregoing.

“Technology” means proprietary tools, other Software, datasets, designs, methods, materials, manufacturing processes and techniques and other proprietary technology.

“Third Party” shall mean any Person other than Parent, Merger Sub and their respective affiliates. “Treasury Regulations” means the final and temporary regulations promulgated under the Code by the

U.S. Department of the Treasury.

“Willful and Material Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had knowledge, or would reasonably be expected to know, of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that the breaching party took or failed to take action with knowledge, or would reasonably be expected to know, that the action so taken or omitted to be taken constituted a material breach of this Agreement.

8.5 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“401(k) Termination Date”	Section 5.9(d)
“ADS”	Section 2.1(a)
“Agreement”	Preamble
“Applicable Anti-Corruption Laws”	Section 3.10(c)
“Arbitrator”	Section 8.11(b)
“Base Amount”	Section 5.10(c)
“Blue Sky Laws”	Section 3.5(b)
“Capitalization Date”	Section 3.3(b)
“CICA”	Recitals
“Closing”	Section 1.2
“Closing Date”	Section 1.2

“Commitment Parties”	Section 4.11(a)
“Company”	Preamble
“Company Board”	Recitals
“Company Board Recommendation”	Section 3.4(b)
“Company Change of Recommendation”	Section 5.5(a)
“Company Disclosure Schedule”	Article 3
“Company Financial Advisor”	Section 3.22
“Company Intervening Event”	Section 5.5(i)(i)
“Company Intervening Event Notice”	Section 5.5(e)
“Company Lease Agreements”	Section 3.14(b)
“Company Leased Real Property”	Section 3.14(b)
“Company Material Contracts”	Section 3.16(a)
“Company Meeting”	Section 5.3(e)
“Company Notice”	Section 5.5(f)
“Company Owned Real Property”	Section 3.14(a)
“Company Real Property”	Section 3.14(c)
“Company Registered IP”	Section 3.17(a)
“Company Related Party”	Section 8.14
“Company Required Approvals”	Section 3.5(a)
“Company RSU”	Section 2.4(a)
“Company SEC Documents”	Section 3.6(a)
“Company Termination Fee”	Section 7.3(a)
“Competing Proposal”	Section 5.5(i)(ii)
“Confidentiality Agreement”	Section 5.4(b)
“Continuing Employee”	Section 5.9(a)
“Converted RSUs”	Section 2.4(a)
“Copyleft Terms”	Section 3.17(f)
“D&O Insurance”	Section 5.10(c)
“Debt Commitment Letter”	Section 4.11(a)
“Debt Financing”	Section 4.11(a)
“Debt Financing Commitment”	Section 4.11(a)
“Deposit Agreement”	Section 2.1(b)
“Depositary”	Section 2.8
“Dissenting Shareholders”	Section 2.3(a)
“Dissenting Shares”	Section 2.3(a)
“DOJ”	Section 5.6(b)
“Effect”	Section 8.4
“Effective Time”	Section 1.2
“Exchange Agent”	Section 2.2(a)
“Fee Letters”	Section 4.11(a)
“First Extended Outside Date”	Section 7.1(d)
“Form S-4”	Section 3.5(b)
“FTC”	Section 5.6(b)
“Foreign Plan”	Section 3.11(h)

“Indebtedness Contracts”	Section 3.6(o)
“Indemnitee”	Section 5.10(a)
“M&A Activity”	Section 5.6(g)
“Matching Period”	Section 5.5(e)
“Material Customer”	Section 3.16(a)(i)
“Material Reseller”	Section 3.16(a)(i)
“Material Supplier”	Section 3.16(a)(i)
“Merger”	Recitals
“Merger Consideration”	Section 2.2(a)
“Merger Sub”	Preamble
“Most Recent Balance Sheet”	Section 3.6(e)
“Notice Period”	Section 5.5(f)
“Original Outside Date”	Section 7.1(d)
“Outside Counsel Only Material”	Section 5.4(a)
“Parent”	Preamble
“Parent Board”	Recitals
“Parent Capitalization Date”	Section 4.4(b)
“Parent Common Stock”	Section 4.4(a)
“Parent Material Contract”	Section 4.8(a)
“Parent Plan”	Section 5.9(b)
“Parent Preferred Stock”	Section 4.4(a)
“Parent SEC Documents”	Section 4.5(a)
“Parent Subsidiary”	Section 4.3(a)
“Parent Termination Fee”	Section 7.3(c)
“Per ADS Cash Merger Consideration”	Section 2.1(b)
“Per ADS Merger Consideration”	Section 2.1(b)
“Per ADS Stock Merger Consideration”	Section 2.1(b)
“Per Share Cash Merger Consideration”	Section 2.1(a)
“Per Share Merger Consideration”	Section 2.1(a)
“Per Share Stock Merger Consideration”	Section 2.1(a)
“Permits”	Section 3.10(a)
“Plan of Merger”	Section 1.2
“Pre-Closing Director”	Section 5.16(a)(ii)
“Regulatory Filings”	Section 5.6(b)
“Related Parties”	Section 7.3(f)
“Relevant Matters”	Section 8.11(a)
“Remedies Exceptions”	Section 4.11(b)
“Required Financial Information”	Section 5.16(a)(i)D
“Rules”	Section 8.11(b)
“SAMR”	Section 5.6(b)
“Second Extended Outside Date”	Section 7.1(d)
“Share Certificates”	Section 2.2(b)
“Share Issuance”	Recitals
“Shares”	Section 2.1(a)

“SIAC”	Section 8.11(b)
“SOX”	Section 3.6(f)
“Specified Indebtedness”	Section 5.16(a)(i)E
“Specified Indebtedness Payoff”	Section 5.16(a)(i)E
“Superior Proposal”	Section 5.5(i)(iii)
“Surviving Company”	Recitals
“Takeover Statute”	Section 3.23
“Transactions”	Section 1.1(a)
“Uncertificated Shares”	Section 2.2(b)

8.6 Severability. If any term or other provision (or part thereof) of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement (or parts thereof) shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision (or part thereof) is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law and in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

8.7 Entire Agreement. This Agreement (together with the Exhibits and Company Disclosure Schedule and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

8.8 No Third Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.10, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided that the Financing Sources shall be express third-party beneficiaries of Section 7.3(g), Section 7.5, this Section 8.8, Section 8.11(c), Section 8.11(d) and Section 8.14, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and have the express right to enforce the provisions of such Sections pursuant to the terms of The Contracts (Rights of Third Parties Act), 2014. Nothing in this Section 8.8 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Financing Commitment to each other or in connection therewith. The parties hereto agree that the rights, interests or obligations hereunder of any third party beneficiary to this Agreement may not be assigned without the prior written consent of (i) prior to the Closing, Parent and the Company and (ii) following the Closing, Parent.

8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part, without the prior written consent of each of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.10 Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a Person are also to such Person’s successors and permitted assigns. All references in this Agreement to “$” or other monetary amounts refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. The words “made available,” “provided” and words of similar import refer to documents (i) posted to the data room maintained by the Company or its Representatives in connection with the Transactions and hosted on Intralinks or (ii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one (1) Business Day prior to the date of this Agreement and that were available and accessible to Parent and its Representatives on a continuous basis from and after such posting.

8.11 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims, disputes, controversies and causes of action (whether at Law, in contract, in tort or otherwise) arising in connection with, out of or in any way relating to this Agreement (“Relevant Matters”) shall be governed by, and construed in accordance with, the Laws of the Cayman Islands, without regard to Laws that may be applicable under conflicts of laws principles that would cause the application of the Laws of any jurisdiction other than the Cayman Islands; provided, however, that provisions related to the definition or occurrence of a Company Material Adverse Effect or a Parent Material Adverse Effect will be governed by, and construed in accordance with, the law of the state of Delaware.

(b) Subject to paragraph (a) above, any Relevant Matters (except for the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands) shall be submitted to binding arbitration administered by the Singapore International Arbitration Centre (the “SIAC”) and resolved in accordance with the SIAC’s Arbitration Rules in force at the time of the arbitration, excluding the use of expedited procedures, and as may be amended by this Section 8.11 (the “Rules”). The place of arbitration shall be Singapore. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall jointly nominate one Arbitrator; the respondent(s), irrespective of number, shall jointly nominate one Arbitrator; and the third Arbitrator shall be jointly nominated by the party- appointed Arbitrators in consultation with the parties, and shall serve as the president of the arbitration tribunal. If any party fails to nominate their respective party-appointed Arbitrator or if the coarbitrators fail to nominate the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the President of the SIAC’s Court of Arbitration, in accordance with the Rules. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, exclusively for purposes of the enforcement of such award, the parties hereto irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c) Notwithstanding anything herein to the contrary, each of the parties agrees (i) that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources relating to this Agreement or the Debt Financing or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of Law or conflict of Laws provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York (except as expressly specified in the Debt Commitment Letter, the commitment relating to any alternative financing or in any definitive document related to such financing) and (ii) that it will not bring or support any legal action or proceeding, whether in Law or in equity, whether in contract or in tort or otherwise against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR ANY OTHER RELEVANT MATTER (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE). EACH PARTY UNDERSTANDS THAT ANY AND ALL DISPUTES WILL BE RESOLVED BY BINDING ARBITRATION PURSUANT TO THIS SECTION 8.11. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.11(d).

8.12 Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

8.13 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, (i) the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (ii) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and (iii) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving fraud or a Willful and Material Breach.

8.14 Financing Sources. No Financing Source shall have any liability to the Company or any of its Subsidiaries for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Notwithstanding any provision of this Agreement, in no event shall the Company, its Subsidiaries and its Affiliates and its and their respective affiliates’ stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives (each, a “Company Related Party”), and the Company agrees (i) that none of the Financing Sources will have any liability to Company Related Party relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (ii) not to, and to cause its Company Related Parties not to, (x) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (y) seek to enforce the commitment against, make any claims for breach of the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, whether in law or in equity, whether in contract or in tort or otherwise, including in connection with the Debt Commitment Letter or the obligations of Financing Sources thereunder. Nothing in this Section 8.14 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter to each other or in connection therewith.

(Signature page follows)

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

Parent:

MAXLINEAR, INC.

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

Merger Sub:

SHARK MERGER SUB

By: MaxLinear, Inc., its Director

By:	/s/ Steven G. Litchfield
Name: Steven G. Litchfield
Title: Chief Financial Officer and Chief Corporate Strategy Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers or managers thereunto duly authorized.

The Company:

SILICON MOTION TECHNOLOGY CORPORATION

By:	/s/ Wallace C. Kou
Name: Wallace C. Kou
Title: President & Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

FORM OF

PLAN OF MERGER

EXHIBIT

A PLAN OF MERGER

THIS PLAN OF MERGER is made on [•], 2022.

BETWEEN

Shark Merger Sub, an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106 (“Merger Sub”); and

Silicon Motion Technology Corporation, an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its registered office at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(A)

Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an agreement and plan of merger dated [•] May 2022 made between, inter alios, Merger Sub and the Company (the “Merger Agreement”), a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (2022 Revision) (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company with the Company continuing as the surviving company resulting from the Merger (the “Surviving Company”).

(B)	This Plan of Merger is made in accordance with section 233 of the Companies Act.

(C)	Terms used in this Plan of Merger and not otherwise defined shall have the meanings given to them in the Merger Agreement.

WITNESSETH

1.	CONSTITUENT COMPANIES

1.1	The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

2.	NAME OF THE SURVIVING COMPANY

2.1	The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall continue to be “SILICON MOTION TECHNOLOGY CORPORATION.”

3.	REGISTERED OFFICE

3.1	The registered office of Merger Sub is at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, KY1-1106.

3.2	The registered office of the Company is at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

3.3

The Surviving Company shall [continue to] have its registered office at the offices of [Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1- 1111, Cayman Islands].

4.	AUTHORISED AND ISSUED SHARE CAPITAL

4.1

Immediately prior to the Effective Time (as defined below), the authorised share capital of Merger Sub was US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each, of which 50,000 shares have been issued and fully paid.

4.2

Immediately prior to the Effective Time, the authorised share capital of the Company was US$5,000,000 divided into 500,000,000 shares (the “Company Shares”) of a par value of US$0.01 each, of which [•] have been issued and fully paid.

4.3	At the Effective Time, the authorised share capital of the Surviving Company shall be US$50,000 divided into 5,000,000 shares of a par value of US$0.01 each.

4.4	At the Effective Time, and in accordance with the terms and conditions of the Merger Agreement:

(a)

each Company Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares, shall be cancelled in exchange for the right to receive the Per Share Merger Consideration determined in accordance with section [2.1(a)] and section [2.1(f)] of the Merger Agreement without interest and subject to adjustments in accordance with the Merger Agreement;

(b)	each Excluded Share issued and outstanding immediately prior to the Effective Time shall be cancelled and no consideration or payment shall be delivered in exchange therefor or in respect thereof;

(c)

each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and the holders of Dissenting Shares shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled only to payment of the fair value of such Dissenting Shares determined in accordance with the provisions of the Companies Act; and

(d)

each share of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Company.

5.	EFFECTIVE TIME

5.1	The Merger shall take effect on [•] (the “Effective Time”).

6.	PROPERTY

6.1

At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

7.	MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION AND SURVIVING COMPANY SHARES

7.1

The memorandum of association and articles of association of the Surviving Company shall be amended and restated in the form attached as Appendix II to this Plan of Merger at the Effective Time, and the rights and restrictions attaching to the shares of the Surviving Company at the Effective Time shall be as set out in such amended and restated memorandum of association and articles of association of the Surviving Company.

8.	DIRECTORS BENEFITS

8.1	There are no amounts or benefits paid or payable to the directors of the Constituent Companies or the Surviving Company consequent upon the Merger becoming effective.

9.	DIRECTOR OF THE SURVIVING COMPANY

9.1	The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

10.	SECURED CREDITORS

10.1	Merger Sub has no secured creditors and has not granted any other fixed or floating security interests as at the date of this Plan of Merger.
10.2	The Company has no secured creditors and has not granted any other fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11.	RIGHT OF TERMINATION AND AMENDMENTS

11.1	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Merger Agreement at any time prior to the Effective Time.

12.	APPROVAL AND AUTHORISATION

12.1	This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

12.2	This Plan of Merger has been authorised by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

13	COUNTERPARTS

13.1

This Plan of Merger may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. Any party may enter into this Plan of Merger by executing any such counterpart.

14	GOVERNING LAW

14.1

This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands. Each of the parties agrees that the court of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding in connection with this Plan of Merger.

For and on behalf of Shark Merger Sub:

[•] Director

For and on behalf of Silicon Motion Technology Corporation:

[•] Director

Appendix I

Merger Agreement

Appendix II

Memorandum of Association and Articles of Association

of the Surviving Company

Annex B

Companies Act of the Cayman Islands (2022 Revision)-Section 238

238. Rights of dissenters

(1)	A member of a constituent company incorporated under this Act shall be entitled to payment of the fair value of that person’s shares upon dissenting from a merger or consolidation.

(2)	A member who desires to exercise that person’s entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)	An objection under subsection (2) shall include a statement that the member proposes to demand payment for that person’s shares if the merger or consolidation is authorised by the vote.

(4)

Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)

A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of that person’s decision to dissent, stating-

(a)	that person’s name and address;

(b)	the number and classes of shares in respect of which that person dissents; and

(c)	a demand for payment of the fair value of that person’s shares.

(6)	A member who dissents shall do so in respect of all shares that that person holds in the constituent company.

(7)

Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of that person’s shares and the rights referred to in subsections (12) and (16).

(8)

Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase that person’s shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for that person’s shares, the company shall pay to the member the amount in money forthwith.

(9)

If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)	the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)

the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)

A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

B-1

(11)

At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)

Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)

The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)	Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)

The enforcement by a member of that person’s entitlement under this section shall exclude the enforcement by the member of any right to which that person might otherwise be entitled by virtue of that person holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

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Annex C

Opinion of Goldman Sachs (Asia) L.L.C., the Company’s Financial Advisor

PERSONAL AND CONFIDENTIAL

May 5, 2022

Board of Directors

Silicon Motion Technology Corporation

Flat C, 19/F, Wing Cheong Commercial Building

Nos 19-25 Jervois Street, Hong Kong Island

Hong Kong

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than MaxLinear Inc. (“MaxLinear”) and its affiliates) of the outstanding ordinary shares, par value $0.01 per share (the “Ordinary Shares”), and of the outstanding American Depositary Shares (“ADSs”, and together with the Ordinary Shares, the “Shares”), each representing four (4) Ordinary Shares, of Silicon Motion Technology Corporation (the “Company”) of the Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of May 5, 2022 (the “Agreement”), by and among MaxLinear, Shark Merger Sub, a wholly owned subsidiary of MaxLinear (“Merger Sub”), and the Company. The Agreement provides that Merger Sub will be merged with and into the Company and (i) each outstanding Ordinary Share will be converted into $23.385 in cash (the “Ordinary Share Cash Consideration”) and 0.097 shares of common stock, par value $0.0001 per share (“MaxLinear Common Stock”), of MaxLinear (the “Ordinary Share Stock Consideration”; together with the Ordinary Share Cash Consideration, the “Ordinary Share Consideration”) and (ii) each outstanding ADS will be converted into $93.54 in cash (the “ADS Cash Consideration”) and 0.388 shares of MaxLinear Common Stock (the “ADS Stock Consideration”; together with the ADS Cash Consideration, the “ADS Consideration”). The “Consideration” means the Ordinary Share Consideration or the ADS Consideration, as applicable.

Goldman Sachs (Asia) L.L.C. and its affiliates (collectively “Goldman Sachs”) are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, MaxLinear, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide financial advisory and/or underwriting services to the Company, MaxLinear and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and Annual Reports on Form 20-F of the Company for the five years ended December 31, 2021 and annual reports to stockholders and Annual Reports on Form 10-K of MaxLinear for the five years ended December 31, 2021; certain other communications from the Company and MaxLinear to their respective shareholders and stockholders; certain publicly available research analyst reports for the Company and MaxLinear; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior managements of the Company and MaxLinear regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of the Company and MaxLinear; reviewed the reported price and trading activity for the Shares and shares of MaxLinear Common Stock; compared certain financial and stock market information for the Company and MaxLinear with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the semiconductors industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

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For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or MaxLinear or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or MaxLinear or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than MaxLinear and its affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, any allocation of the consideration payable pursuant to the Transaction, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than MaxLinear and its affiliates) of Shares pursuant to the Agreement, or otherwise. We are not expressing any opinion as to the prices at which shares of MaxLinear Common Stock or the Shares will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on the Company or MaxLinear or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or MaxLinear or the ability of the Company or MaxLinear to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than MaxLinear and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

GOLDMAN SACHS (ASIA) L.L.C.

(Incorporated in Delaware, U.S.A. with limited liability)

By:	/s/ Goldman Sachs (Asia) L.L.C.

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